As filed with the U.S. Securities and Exchange Commission on September 19, 2018.

Registration No. 333-226929

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Farfetch Limited*

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	5961	Not Applicable
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

+44 (0) 20 7549 5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C T Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Marc D. Jaffe, Esq. Joshua G. Kiernan, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Mark C. Stevens, Esq. James D. Evans, Esq. Katherine K. Duncan, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company. ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A ordinary shares, par value $0.04 per share	50,880,311	$19.00	$966,725,909	$120,357.38

(1)

Includes the aggregate offering price of additional Class A ordinary shares that may be acquired by the underwriters if the underwriters’ option to purchase additional Class A ordinary shares is exercised.

(2)	Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(3)	Of this amount $91,282.58 has previously been paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*

The registrant is an exempted company incorporated with limited liability under the laws of the Cayman Islands known as Farfetch Limited. Prior to the consummation of this offering, all holders of warrants over Farfetch.com shares, except a holder of 37,999 warrants that will remain outstanding after this offering, will exercise their warrants into the applicable class of shares, and the outstanding shares of Farfetch.com Limited, a company incorporated under the laws of the Isle of Man with registered number 000657V, will be exchanged for shares of Farfetch Limited with equivalent rights. Following the exchange and immediately prior to and conditional upon the consummation of the offering, the ordinary shares, the restricted linked ordinary shares and the preference shares held by the shareholders of Farfetch Limited will be converted into ordinary shares of Farfetch Limited and subsequently exchanged for Class A ordinary shares and Class B ordinary shares, as applicable, and our amended and restated memorandum and articles of association that will be in effect on consummation of the offering will be adopted. In a similar way, outstanding options of Farfetch.com Limited will be released in exchange for grants of options with equivalent rights in relation to Farfetch Limited. As a result of these reorganization transactions our business will be conducted through Farfetch Limited and its subsidiaries.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 19, 2018

44,243,749 Shares

Farfetch Limited

Class A Ordinary Shares

$             per share

This is the initial public offering of Class A ordinary shares of Farfetch Limited. We are selling 33,609,891 of our Class A ordinary shares and the selling shareholders identified in this prospectus are selling 10,633,858 of our Class A ordinary shares in this offering. We will not receive any proceeds from the sale of Class A ordinary shares by the selling shareholders.

Prior to this offering, there has been no public market for our Class A ordinary shares. It is currently estimated that the initial public offering price per share will be between $17.00 and $19.00. We have been approved to list our Class A ordinary shares on The New York Stock Exchange under the symbol “FTCH.”

Following this offering, we will have two classes of shares outstanding, Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 20 votes per share and is convertible at any time into one Class A ordinary share. In addition, our Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events. After giving effect to the sale of Class A ordinary shares hereby, José Neves, our Chief Executive Officer and the beneficial owner of our outstanding Class B ordinary shares, will hold approximately 77.6% of the voting power of our outstanding shares following this offering and the concurrent private placement described below (77.2% if the underwriters exercise their option to purchase additional Class A ordinary shares in full).

Concurrently with, and subject to, the consummation of this offering, Kadi Group Holding Limited, an existing shareholder and an affiliate of JD.com Inc., or any of its affiliates, has agreed to purchase from us, in a private placement, Class A ordinary shares totalling one-third of the number of Class A ordinary shares Kadi Group Holding Limited would need to purchase in order to maintain its percentage holding of our total issued and outstanding share capital on a fully diluted basis immediately following the consummation of this offering at a price per share equal to the initial public offering price. Kadi Group Holding Limited will not purchase any further Class A ordinary shares in the event that the underwriters exercise their option to purchase additional shares.

Artemis, the Pinault family investment arm, which controls Kering, has indicated an interest in purchasing an aggregate of up to $50.0 million in Class A ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Artemis could determine to purchase more, less or no Class A ordinary shares in this offering, or the underwriters could determine to sell more, less or no shares to Artemis. The underwriters will receive the same discount on any of our Class A ordinary shares purchased by Artemis as they will from any other shares sold to the public in this offering.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer.’”

Investing in our Class A ordinary shares involves risks. See “Risk Factors” beginning on page 23.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

(1)	We refer you to “Underwriting” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 44,243,749 Class A ordinary shares, the underwriters have the option to purchase up to an additional 6,636,562 Class A ordinary shares from us at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on to purchasers on                     , 2018.

Goldman Sachs & Co. LLC	J.P. Morgan	Allen & Company LLC	UBS Investment Bank

Credit Suisse	Deutsche Bank Securities	Wells Fargo Securities

Cowen		BNP PARIBAS

Prospectus dated                     , 2018

For investors outside the United States: Neither we, the selling shareholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A ordinary shares and the distribution of this prospectus outside the United States.

Neither we, the selling shareholders, nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared, and neither we, the selling shareholders, nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We, the selling shareholders, and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date, regardless of the time of delivery of this prospectus or of any sale of the Class A ordinary shares.

i

ABOUT THIS PROSPECTUS

We have historically conducted our business through Farfetch.com Limited (“Farfetch.com”), a company incorporated under the laws of the Isle of Man with registered number 000657V, and its subsidiaries, but prior to the consummation of this offering we will engage in the Reorganization Transactions described in “Prospectus Summary—The Reorganization Transactions” pursuant to which Farfetch.com will become a wholly owned subsidiary of Farfetch Limited, an exempted company incorporated with limited liability under the Companies Law (2018 Revision) of the Cayman Islands, as amended and restated from time to time (the “Companies Law”). Except where the context otherwise requires or where otherwise indicated, the terms “Farfetch,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer, prior to the Reorganization Transactions discussed below, to Farfetch.com and, after the Reorganization Transactions, to Farfetch Limited, in each case together with its consolidated subsidiaries as a consolidated entity.

The terms “dollar,” “USD” or “$” refer to U.S. dollars, the terms “pound sterling” or “£” refer to the legal currency of the United Kingdom and the terms “€” or “euro” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We have historically conducted our business through Farfetch.com and its subsidiaries, and therefore our historical consolidated financial statements present the financial position and results of operations of Farfetch.com on a consolidated basis. Following the Reorganization Transactions and the consummation of this offering, our financial statements will present the financial position and results of operations of Farfetch Limited and its consolidated subsidiaries.

Key Terms and Performance Indicators Used in this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics.” We define these terms as follows:

•

“Active Consumers” means active consumers on the Farfetch Marketplace. A consumer is deemed to be active if they made a purchase on the Farfetch Marketplace within the last 12-month period, irrespective of cancellations or returns.

•	“Adjusted Revenue” means revenue less Platform Fulfilment Revenue.

•	“Adjusted Platform Revenue” means Adjusted Revenue less Browns In-Store Revenue.

•	“API” means our application programming interfaces that enable third parties to connect with our platform.

•	“Articles” means our amended and restated memorandum and articles of association.

•	“Average Order Value,” or “AOV,” means the average value of all orders placed on the Farfetch Marketplace excluding value added taxes.

•

“brands” means the brands with whom we have a direct contractual relationship to display and sell their products on the Farfetch Marketplace. Please refer to the definition of “Retailers” below for the difference between “brands” and “retailers,” both of which are a source of supply on the Farfetch Marketplace.

•	“Browns In-Store Revenue” means revenue generated in Browns retail stores.

•	“Farfetch Black & White” means Farfetch Black & White Solutions, our comprehensive modular white-label business to business ecommerce solution for brands and retailers.

•	“Farfetch Marketplace,” or our “Marketplace,” is as defined in “Business—The World’s Largest Marketplace for Luxury.”

•	“Farfetcher” means an employee of Farfetch.

•	“first-party sales” means sales on our platform of inventory directly purchased by us.

•	“Generation X” means a person born in the years between 1965 to 1979.

•	“Generation Z” means a person born in the years between 1995 to 2009.

•

“Gross Merchandise Value,” or “GMV,” means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

•	“Group” means Farfetch Limited and its consolidated subsidiaries.

•	“luxury sellers” means the retailers and brands with whom we have a direct contractual relationship to display and sell their products on the Farfetch Marketplace.

•	“Marketplace consumer” means a consumer who has completed a purchase on the Farfetch Marketplace.

•	“Millennial” means a person born in the years 1980 to 1994. Millennials are also referred to as “Generation Y.”

•

“Number of Orders” means the total number of consumer orders placed on the Farfetch Marketplace, gross of returns and net of cancellations, in a particular period. An order is counted on the day the consumer places the order.

•	“our consumer” means a person who browses and/or purchases luxury fashion products on the Farfetch Marketplace.

•

“Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our consumers, net of consumer promotional incentives, such as free shipping and promotional codes.

•	“Platform GMV” is consistent with the definition for GMV given above but excludes Browns In-Store Revenue.

•	“Platform Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels.

•

“retailers” means the boutiques and department stores with whom we have a direct contractual relationship to display and sell their products on the Farfetch Marketplace. Retailers buy wholesale from multiple luxury brands to then sell to the end consumer. Brands (1) sell wholesale to retailers; (2) operate concessions within the offline and online stores of retailers; and/or (3) sell to consumers directly through a mono-brand store or website. Both “brands” and “retailers” sell via the Farfetch Marketplace, but the distinction is not apparent to our consumer.

•	“shelf value” means the combined value of the retail unit price of all SKUs available on our Marketplace.

•	“stock value” means the combined amount of all stock units available on our Marketplace multiplied by each item’s retail unit price.

•	“Third-Party Take Rate” means Adjusted Platform Revenue excluding revenue from first-party sales, as a percentage of GMV excluding GMV from first-party sales and Platform Fulfilment Revenue.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties such as reports by Bain & Company (“Bain”). Information contained herein from the “Luxury Goods Worldwide Market Study” (Fall-Winter 2017 and the Spring 2018 update) by Bain was converted from euro to U.S. dollars at an exchange rate of $1.1824 as of the date of the updated report, June 7, 2018.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our historical consolidated audited and condensed consolidated unaudited financial statements, including the notes thereto, included elsewhere in this prospectus, before deciding to invest in our Class A ordinary shares.

FARFETCH

Our Mission

Farfetch exists for the love of fashion. We believe in empowering individuality. Our mission is to be the global technology platform for luxury fashion, connecting creators, curators and consumers.

Overview

Farfetch is the leading technology platform for the global luxury fashion industry. We operate the only truly global luxury digital marketplace at scale, seamlessly connecting brands, retailers and consumers. We are redefining how fashion is bought and sold through technology, data and innovation. We were founded ten years ago, and through significant investments in technology, infrastructure, people and relationships, we have become a trusted partner to luxury brands and retailers alike.

The global market for personal luxury goods was estimated to be worth $307 billion in 2017 and is expected to reach $446 billion by 2025, according to Bain, and is largely characterized by family-controlled companies, brand integrity, longstanding relationships and fragmented supply. As a result, these sellers have been cautious in their adoption of emerging commerce technologies.

The global luxury market is evolving, driven by an accelerating shift of consumers to online discovery and purchase, the increasing importance of Millennials and the growth of luxury consumption in China and other emerging markets. We connect a global consumer base to the highly fragmented supply of luxury fashion, and we have established ourselves as the innovation partner to the luxury industry.

We are a technology company at our core and have created a purpose-built platform for the luxury fashion industry. Our platform consists of three main components: applications, services and data.

The Farfetch Marketplace is the first and largest application built on our platform and is currently the source of over 90% of our revenue. As of June 30, 2018, the Farfetch Marketplace connected over 2.3 million Marketplace consumers in 190 countries to over 980 luxury sellers. For consumers, we provide curated access to the highly fragmented supply of luxury merchandise. For luxury sellers, we facilitate connection to the deepest pool of luxury consumers across the world.

Aggregating a large number of luxury sellers requires long and careful relationship building and acts as a significant barrier to entry. We have carefully nurtured these relationships for a decade. Our Marketplace model allows us to offer the broadest and deepest selection of luxury fashion available online globally, while incurring minimal inventory risk and without capital-intensive retail operations. For the 2018 spring/summer season, we had 5.7 million stock units available on our Marketplace, with a stock value of $2.4 billion.

We are reinventing how consumers discover and engage with luxury fashion. We facilitate the discovery of new brands, provide tools to allow consumers to find the items they are looking for and inspire lovers of fashion around the world. We provide a unique, personalized experience based on our deep understanding of our consumers. Consumers choose our Marketplace because they trust we will deliver a consistent, high-quality experience from start to finish, while being able to access over 3,200 different brands as of June 30, 2018. We believe that people who love fashion, love Farfetch.

We are redefining commerce for luxury sellers. With access to a global consumer base, combined with an integrated marketing approach, we drive demand for our luxury sellers. Luxury sellers gain deep data insights and real-time feedback that are valuable in their decision making. They choose our platform because we help them grow their businesses with an enhanced online presence, powerful tools and superior economics, all while retaining control, which is critical to them. By providing a digital storefront, inventory management, a global logistics solution and other tools to help manage their businesses, we are embedding ourselves as both a commerce enabler and an innovation partner for the future.

In May 2015, Farfetch acquired Browns, an iconic British fashion and luxury goods boutique. Browns operates two retail stores in London and also leverages applications on our platform. Ownership of Browns enables us to understand the luxury fashion ecosystem through the lens of a boutique.

We generate income from transactions conducted on our platform, which, together with Browns In-Store Revenue, represents our GMV. We primarily operate a revenue-share model where we retain commissions and related income from these transactions. Our business has grown significantly, as evidenced by the following:

•	As of December 31, 2017, we had 935,772 Active Consumers, up 43.6% since December 31, 2016. As of December 31, 2016, we had 651,674 Active Consumers, up 56.8% since December 31, 2015.

•	Our GMV was $909.8 million in 2017, up 55.3% over 2016, and was $585.8 million in 2016, up 53.4% from 2015.

•	Our revenue was $386.0 million in 2017, up 59.4% over 2016, and was $242.1 million in 2016, up 70.1% from 2015.

•	Our Adjusted Platform Revenue was $296.4 million in 2017, up 63.8% over 2016, and was $180.9 million in 2016, up 69.4% from 2015.

Our Industry

We operate at the intersection of luxury fashion, online commerce and technology. The global luxury industry is large and characterized by specific market dynamics and consumer trends that are shaping the future of the industry, including the following:

•

Large, stable and resilient addressable market.    According to Bain, the global market for personal luxury goods was estimated to reach a record high of $307 billion in 2017, growing at a 6% CAGR since 2010, and in 2017, the personal luxury goods market experienced growth across all regions. Bain also states that online has become a larger percentage of the overall market, growing at a 27% CAGR since 2010.

•

Fragmented supply.    Of the 20 largest luxury fashion brands by revenue, 19 are headquartered in Europe yet address a global demand. Larger luxury brands access demand by building expansive networks of directly operated stores and through department stores. Emerging brands typically have no route to the global market, and their distribution is limited by their ability to finance and produce sufficient supply for each local market. They largely rely on wholesale distribution through a network of independent fashion boutiques as their primary distribution channel. As a result, luxury fashion inventory, from both larger and smaller brands, is distributed across a highly fragmented network of luxury sellers.

•

Luxury channel shift to online.    According to Bain, the online share of the global personal luxury goods market in 2017 was approximately 9%, significantly lower than other retail markets. This has been driven by luxury brands’ cautious approach to adopting technology and social platforms. However, online sales are expected to become a larger percentage of the total market, reaching 25% by 2025, according to Bain.

•

Transition to digital.    The shift to digital is affecting how the luxury industry and consumers interact. Inspiration and trends have shifted from editorial content on the printed pages of monthly fashion magazines to the real-time social media channels of the world’s leading fashion bloggers, influencers and celebrities. We believe digital is already informing 70% of consumers’ purchasing decisions.

•

Generational demographic shift.    As new generations of global luxury consumers account for a larger share of spending, they are fundamentally changing the way luxury products are purchased. According to Bain, Millennial and Generation Z online shoppers accounted for approximately 85% of the growth in luxury fashion in 2017, and they are expected to make 45% of total luxury fashion spend by 2025.

•

Emerging markets driving growth.    The demand for luxury fashion is truly global. Consumers of luxury fashion have traditionally been from Europe, the Americas and Japan. Europe and the Americas collectively accounted for almost two-thirds of sales in the global personal luxury goods market in 2016, according to Bain. Over the next decade, growth of the global luxury goods market is expected to be significantly driven by demand from emerging markets, including China, the Middle East, Latin America and Eastern Europe.

Our Platform

We operate a modular end-to-end technology platform purpose built to connect the luxury fashion ecosystem worldwide. Our vision was to create a single operating system that could address the complex demands of consumers and luxury sellers alike. Our platform is built on an API-enabled proprietary technology stack, which provides the foundation for the three main components: applications, services and data, as illustrated below.

Applications

Farfetch Marketplace.    Our Marketplace is the first and largest application built on our platform, connecting the two sides of the luxury fashion market: consumers from 190 countries and luxury sellers from 45 countries.

Farfetch Black & White Solutions.    Our modular, white-label ecommerce offering provides retailers and brands with platform services ranging from individual off-the-shelf elements to a full-service, branded ecommerce solution.

Farfetch Store of the Future.    We believe the future of luxury fashion retail will be defined by the reinvention of the consumer experience by connecting the online and offline retail worlds. We have developed, and continue to evolve, a suite of connected in-store technologies to provide a digitally enabled, personalized physical shopping experience.

Seller Tools.    We have created powerful operational tools that help drive efficiencies for our luxury sellers.

Services

We have invested in and developed an integrated service approach that enables us to offer a consistent luxury environment for all of our platform partners. We achieve this through free and fast content creation to achieve a luxury product presentation, demand generation through our marketing services, secure multi-currency payment processing and smart supply chain management. We provide consumers with a localized luxury experience, including after-care in the form of multilingual customer service and free returns processing.

Data

Through our multiple interactions with our luxury sellers and consumers, we develop rich data sets and proprietary algorithms that drive operational efficiencies to create value for all participants on our platform. Our data science capabilities automate decision making through the application of machine learning to guide merchandizing, targeting, curation and feedback. As of June 30, 2018, we had 631 engineers and data scientists developing and enhancing the data interactions on our platform.

Sales and Marketing

Our integrated marketing framework is a core competency essential to the success of our Marketplace model. We formulate data insights from multiple touch points in the luxury fashion ecosystem, which enable us to focus both brand and performance marketing campaigns on those we believe have a high propensity to purchase. We believe that with continued investment in brand marketing, data-led insights and effective consumer targeting, we can expand and strengthen our reach.

The World’s Largest Marketplace for Luxury

In a market that is both global and highly fragmented, we operate the only global marketplace at scale to match demand for, and supply of, personal luxury goods. We offer merchandise across multiple categories, including Womenswear, Menswear, Kidswear, Vintage, Fine Watches and Fine Jewelry.

Benefits for Our Consumers

•

Global access to an unparalleled range of luxury merchandise.    We offer our consumers the ability to discover and access the most comprehensive range and depth of luxury merchandise online, no matter where they are in the world. As of June 30, 2018, over 3,200 different brands were available on our Marketplace, ranging from heritage brands to emerging designers.

•

Curation of supply.    We focus on the curation of supply for our consumers. Brands and department stores on our Marketplace provide the benefits of depth of supply, while our network of boutiques provides breadth and the individual perspectives and combined buying insight of 614 of the world’s leading luxury retailers, as of June 30, 2018. We have a three-stage supply curation process:

•	Stage 1—Curation of the luxury sellers who sell on our Marketplace.

•	Stage 2—Curation of the stock on our Marketplace by our luxury sellers.

•	Stage 3—Curation of the overall product mix on our Marketplace using our data tools.

•

Luxury consumer experience.    We deliver a consistent, high-quality experience from start to finish, including localized websites, multilingual customer support and superior logistics. This includes same-day delivery options in 18 major global cities and F90 store to door in 90 minutes, when shopping from select luxury sellers. In 2017, 91% of our orders were cross border.

•

Personalization and inspiration.    We use our rich data sets and data science capabilities to enable our consumers to navigate the breadth of product available, providing inspiration and a more personalized discovery experience.

Our Luxury Sellers

As of June 30, 2018, we had 989 luxury sellers on our Marketplace, of which 614 were retailers and 375 were brands, including many of the most sought-after and prestigious names in the fashion industry. Of our 614 retailers, 98% have entered into an exclusive relationship with us. In the last three years, we have retained all of our top 100 retailers and all but one of our top 100 brands, excluding those we terminated for poor performance.

Benefits for Our Luxury Sellers

•

Global distribution and access.    We are transforming the addressable market for luxury sellers by enabling them to reach, from any physical location, over 2.3 million Marketplace consumers of luxury fashion in 190 countries. We offer a fully managed suite of services to support our luxury sellers, from content creation to last-mile delivery and returns.

•

Attractive economic model.    We believe that we offer attractive economics to all luxury sellers. We enable them to grow their addressable market without diminishing economics. Luxury sellers are able to achieve incremental sales making their inventory available to a global audience, optimizing inventory without increasing their physical footprint.

•

Data insights.    The Farfetch Marketplace model provides us with access to rich consumer data throughout the whole consumer journey. This data feeds our proprietary algorithms, generating critical insights that allow our luxury sellers to offer more relevant products, improve inventory management and optimize their pricing strategies, enabling them to efficiently scale their businesses.

•

Market insights.    Our buying experts, who have deep roots in the fashion ecosystem, work with our luxury sellers to provide tailored perspectives on industry trends, brand dynamics and new season launches.

Additional Benefits for Brands

Further to the benefits provided to all luxury sellers, we offer additional strategic benefits to brands:

•

Full control.    Brand positioning and visual representation are of paramount importance to luxury brands. We facilitate engagement with a wider audience in a multi-brand environment without forgoing control of the most important aspects of their business including product pricing.

•

Powerful media partner.    With compelling brand adjacencies, superior content and access to a high-intent consumer base that is hard to reach effectively through traditional media, our Marketplace offers a highly targeted digital channel and enhances a brand’s online visibility and exposure.

•

Marketplace innovation.    Our Marketplace enables luxury brands to deliver an optimized ecommerce experience. We allow brands to outsource innovation to a partner who they trust and who understands the unique complexities and challenges of the luxury industry.

•

Catalyst for emerging brands.    Emerging brands typically face high barriers to entry in the global luxury market, such as limited reach, scalable economics and brand exposure. Our Marketplace lowers these barriers by providing access to a high-intent luxury consumer base, attractive marketplace economics and exposure alongside the world’s leading luxury brands.

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors:

•

Visionary, founder-led management team.    We are led by our founder, José Neves, who has a unique combination of knowledge of and passion for the fashion industry, and a deep understanding of technology.

•	Scalable proprietary technology. Our scalable proprietary technology is purpose built to connect the luxury fashion ecosystem through a modular end-to-end technology platform.

•

Unique data capabilities.    Our business model allows us to collate large volumes of unique data from touch points throughout the luxury fashion ecosystem. This includes real-time inventory data, global behavioral and transactional data and pricing data for over 335,000 SKUs from more than 3,200 different brands available on our Marketplace as of June 30, 2018.

•

Established partner relationships.    We are the partner of choice for the world’s leading brands, boutiques and department stores. These relationships cannot easily be replicated and represent a high barrier to entry. As of June 30, 2018, we partnered with 614 of the world’s leading luxury retailers and 375 brands. Our platform relationships extend beyond our Marketplace and include, for example, our multi-year global innovation partnership with CHANEL.

•	The world’s largest selection of luxury. We operate the only luxury digital marketplace at scale. We offer ten times more SKUs than the closest competitor to our Marketplace.

•

Fully integrated supply chain operations.    We offer comprehensive supply chain capabilities to our platform partners, from content creation to our global fulfilment network, which integrates delivery partners from around the world in a single, efficient interface.

•

Our marketplace business model.    Our model allows us to offer the broadest and deepest selection of luxury fashion available online globally, while incurring minimal inventory risk and without capital-intensive retail operations. This allows for low capital expenditures, favorable working capital dynamics, minimal inventory holding and an ability to drive stronger future margins than traditional inventory-taking business models. For the six months ended June 30, 2018, our Average Order Value was $622.1, and we had a 31.7% Third-Party Take Rate.

•

Powerful network effects.    More brands, boutiques and department stores on our Marketplace increases the choices available to consumers, and more consumers on our Marketplace increases the potential sales for our luxury sellers through a self-reinforcing, mutually beneficial network effect.

•	Culture of innovation. Innovation is intrinsic to Farfetch. We believe that technology will continue to enable a better luxury ecosystem, and we will continue to pioneer innovation.

Our Growth Strategies

The key elements of our growth strategies include:

•	Increasing the lifetime value of existing consumers.

•	Attracting new consumers.

•	Increasing supply from existing luxury sellers.

•	Adding brands, boutiques, department stores and other partners.

•	Expanding into new categories and offerings.

•	Investing in new technologies and innovation.

•	Building the Farfetch brand.

The Reorganization Transactions

We have historically conducted our business through Farfetch.com Limited (“Farfetch.com”), incorporated with limited liability under the laws of the Isle of Man with registered number 000657V, and its subsidiaries. On May 15, 2018, we formed Farfetch Limited, an exempted company with limited liability incorporated under the Companies Law, for purposes of effectuating this offering.

Prior to the consummation of this offering, all holders of warrants over Farfetch.com shares, except a holder of 37,999 warrants that will remain outstanding after this offering, will exercise their warrants into the applicable class of shares and the outstanding shares of Farfetch.com will be exchanged for shares of Farfetch Limited with equivalent rights. Following the exchange and immediately prior to and conditional upon the consummation of the offering, the ordinary shares, the restricted linked ordinary shares and the preference shares held by the shareholders of Farfetch Limited will be converted into ordinary shares of Farfetch Limited and subsequently exchanged for Class A ordinary shares and Class B ordinary shares, as applicable, and our Articles that will be in effect on consummation of the offering will be adopted. Outstanding options of Farfetch.com will be released in exchange for the grant of options with equivalent rights over Class A ordinary shares of Farfetch Limited. As a result of these transactions our business will be conducted through Farfetch Limited and its subsidiaries. In this prospectus, we refer to all of these events as the “Reorganization Transactions.”

The following diagram illustrates our corporate structure immediately following the Reorganization Transactions and the consummation of this offering and the concurrent private placement (assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares in full):

(1)

Includes shares registered in the name of TGF Participations Limited, a company incorporated under the laws of the Isle of Man with registered number 007463V, for which José Neves is the only named beneficiary. TGF Participations Limited holds all of our issued and outstanding Class B ordinary shares.

A description of the material terms of our Articles, Class A ordinary shares and Class B ordinary shares as will be in effect following the Reorganization Transactions and the consummation of this offering are described in the section entitled “Description of Share Capital and Articles of Association.”

Concurrent Private Placement

On June 21, 2017, Kadi Group Holding Limited (“Kadi Group”), a wholly owned subsidiary of JD.com Inc. (“JD.com”), completed the purchase of an equity interest in Farfetch.com. In connection with Kadi Group’s purchase of shares in Farfetch.com, Kadi Group and Farfetch.com entered into a forward purchase agreement, as amended, pursuant to which, subject to certain conditions, we agreed to issue and Kadi Group agreed to subscribe for one-third of such number of shares (at a price per share equal to the initial public offering price per share) that would result in Kadi Group maintaining its percentage holding, or 13.94%, of our issued and outstanding share capital on a fully diluted basis immediately following the consummation of this offering. Kadi Group may assign this right to purchase to any of its affiliates. Kadi Group has agreed not to sell or transfer any of our Class A ordinary shares it held immediately prior to this offering during the two-year period commencing from the consummation of this offering, subject to limited exceptions. The above transaction shall be referred to throughout this prospectus as the “concurrent private placement.” See “Related Party Transactions—Relationships with Kadi Group Holding Limited” for additional information.

In addition, Kadi Group has agreed to a 180-day lock-up agreement with the underwriters pursuant to which both its pre-offering Class A ordinary shares and Class A ordinary shares purchased in the concurrent private placement will be locked up for a period of 180 days, subject to certain exceptions.

Corporate Information

We were incorporated in the Cayman Islands on May 15, 2018 as an exempted company with limited liability under the Companies Law. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Pursuant to the Reorganization Transactions, Farfetch Limited will become the holding company of Farfetch.com and its subsidiaries.

Our principal executive offices are located at The Bower, 211 Old Street, London EC1V 9NR, United Kingdom. Our telephone number at this address is +44 (0) 20 7549 5400. Our website address is https://aboutfarfetch.com/. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

Risks Associated With Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the “Risk Factors” section of this prospectus in deciding whether to invest in our securities. Among these important risks are the following:

•	purchasers of luxury products may not choose to shop online in sufficient numbers;

•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

•	the volatility and difficulty in predicting the luxury fashion industry;

•	our reliance on a limited number of retailers and brands for the supply of products on our Marketplace;

•	our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors;

•	our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products;

•	our reliance on information technologies and our ability to adapt to technological developments;

•	our ability to acquire or retain consumers and to promote and sustain the Farfetch brand;

•	our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information;

•	our ability to successfully launch and monetize new and innovative technology;

•	our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; and

•

Mr. Neves has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control.

Enforcement of Civil Liabilities

We are registered as an exempted company incorporated with limited liability under the laws of the Cayman Islands. A substantial portion of our assets are located outside of the United States. In addition, many of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws or any state and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the U.S. federal securities laws or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. See “Enforcement of Civil Liabilities.”

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

•	the ability to present more limited financial data in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; and

•

not being required to comply with any requirement that has or may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the consummation of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. The result may be a less active trading market for our Class A ordinary shares, and the price of our Class A ordinary shares may become more volatile.

We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (2) the last day of the fiscal year following the fifth anniversary of the date of this offering; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•

the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

Class A ordinary shares offered by us	33,609,891 Class A ordinary shares (40,246,453 Class A ordinary shares if the underwriters exercise their option to purchase additional Class A ordinary shares from us in full).

Class A ordinary shares offered by the selling shareholders	10,633,858 Class A ordinary shares.

Concurrent private placement	Concurrently with, and subject to, the consummation of this offering, Kadi Group, an existing shareholder, has agreed to purchase from us, subject to certain conditions, one-third of such number of Class A ordinary shares Kadi Group would need to purchase in order to maintain its pre-IPO percentage holding of our total issued and outstanding share capital on a fully diluted basis immediately following the consummation of this offering, which will be 1,407,395 Class A ordinary shares assuming an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Kadi Group will not purchase any further Class A ordinary shares in the event that the underwriters exercise their option to purchase additional shares. See “Related Party Transactions—Relationship with Kadi Group Holding Limited.”

Class A ordinary shares to be outstanding after this offering and the concurrent private placement	246,896,805 Class A ordinary shares (253,533,367 Class A ordinary shares if the underwriters exercise their option to purchase additional Class A ordinary shares from us in full).

Class B ordinary shares to be outstanding after this offering and the concurrent private placement	42,858,080 Class B ordinary shares.

Option to purchase additional shares	We have granted the underwriters an option to purchase up to 6,636,562 additional Class A ordinary shares from us within 30 days of the date of this prospectus.

Indication of interest

Artemis has indicated an interest in purchasing an aggregate of up to $50.0 million in Class A ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Artemis could determine to purchase more, less or no Class A ordinary shares in this offering or the underwriters could determine to sell more, less or no shares to Artemis. The underwriters will receive the same discount on any of our Class A ordinary shares purchased by Artemis as they will from any other shares sold to the public in this offering. Artemis has agreed not to sell or transfer any of our Class A ordinary shares that it purchases during the one-year period commencing from the consummation of this offering, subject to limited exceptions.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $563.5 million, assuming an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and approximately $25.3 million from the concurrent private placement. We will not receive any proceeds from the sale of Class A ordinary shares by the selling shareholders.

We intend to use the net proceeds from this offering and the concurrent private placement for working capital, to fund growth and other general corporate purposes, including possible acquisitions. See “Use of Proceeds.”

Voting rights	Following this offering, we will have two classes of shares outstanding, Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of share. Each Class B ordinary share is entitled to 20 votes per share and is convertible at any time into one Class A ordinary share. In addition, our Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events.

Holders of our Class A ordinary shares and Class B ordinary shares will generally vote together as a single class, unless otherwise required by law or our Articles. TGF Participations Limited, the holder of our outstanding Class B ordinary shares, for which Mr. Neves is the only named beneficiary, will hold 77.6% of the voting power of our outstanding shares following this offering (77.2% if the underwriters exercise their option to purchase additional Class A ordinary shares in full) and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the appointment of our members of our board of directors (the “Board”) and the approval of any change of control transaction. See “Principal and Selling Shareholders” and “Description of Share Capital and Articles of Association” for additional information.

Dividend policy	We do not anticipate paying any dividends on our Class A ordinary shares in the foreseeable future. However, if we do pay a cash dividend on our Class A ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under the Companies Law. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A ordinary shares.

Listing	We have been approved to list our Class A ordinary shares on The New York Stock Exchange (the “NYSE”) under the symbol “FTCH.”

The number of our Class A ordinary shares and Class B ordinary shares to be outstanding after this offering and the concurrent private placement on an as adjusted pro forma basis is 246,896,805 Class A ordinary shares and 42,858,080 Class B ordinary shares based on outstanding shares as of June 30, 2018 and excludes:

•	34,687,070 Class A ordinary shares issuable upon the exercise of share options outstanding as of August 1, 2018 at a weighted average exercise price of $5.64 per share;

•	27,158,649 Class A ordinary shares reserved for future issuance under our employee share option programs as described in “Management—Long-Term Incentive Plans;”

•

189,995 Class A ordinary shares issuable upon the exercise of 37,999 warrants outstanding at a weighted exercise price of $30.41, which will remain outstanding following the consummation of this offering; and

•

2,741,350 Class A ordinary shares issuable upon the exercise of share options and 964,015 Class A ordinary shares issuable upon the exercise of restricted stock units granted in connection with this offering as described in “Management—Long-Term Incentive Plans—New Equity Awards.”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	the consummation of the Reorganization Transactions;

•	the exercise of certain warrants and options in connection with the Reorganization Transactions and offering resulting in the issuance of 1,159,540 ordinary shares;

•	the conversion on a one-to-one basis of our ordinary shares and preference shares into ordinary shares;

•

the conversion of our restricted linked ordinary shares into 1,195,744 ordinary shares based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, as described in “Management—Long-Term Incentive Plans—Farfetch.com Limited 2015 Long-Term Incentive Plan”;

•	the conversion of our ordinary shares, based upon a conversion ratio of one-to-five, into 211,879,519 Class A ordinary shares and 42,858,080 Class B ordinary shares;

•	the issuance of 1,407,395 Class A ordinary shares to Kadi Group upon the closing of the concurrent private placement immediately following the consummation of this offering;

•	no exercise by the underwriters of their option to purchase an additional 6,636,562 Class A ordinary shares from us in this offering; and

•	an initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

The number of ordinary shares to be issued upon the conversion of our outstanding restricted linked ordinary shares depends in part on the initial public offering price in this offering. The terms of our restricted linked ordinary shares provide the ratio at which each share of such series automatically converts into ordinary shares in connection with this offering. Based upon the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, our outstanding restricted linked ordinary shares would convert into an aggregate of 1,195,744 ordinary shares, which will ultimately be converted into 5,978,719 Class A ordinary shares, immediately prior to the consummation of this offering. For illustrative purposes only, the table below shows the resulting total number of outstanding Class A ordinary shares expected to be outstanding after this offering:

Assumed public offering price	Total Class A ordinary shares outstanding after this offering
$16.00	246,711,943
$17.00	246,809,777
$18.00	246,896,805
$19.00	246,976,072
$20.00	247,048,740

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

We have historically conducted our business through Farfetch.com and its subsidiaries, and therefore our historical consolidated financial statements present the results of operations of Farfetch.com. Prior to the consummation of this offering, we will engage in the Reorganization Transactions. Following these Reorganization Transactions and this offering, our financial statements will present the results of operations of Farfetch Limited and its consolidated subsidiaries. Farfetch Limited’s financial statements will be the same as Farfetch.com’s financial statements prior to this offering, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in Farfetch Limited’s financial statements. See “—The Reorganization Transactions.”

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary historical consolidated financial data for the years ended December 31, 2015, 2016 and 2017 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2018 and for the six months ended June 30, 2017 and 2018 has been derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the results of the unaudited interim periods. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and are qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
	(in thousands except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$172,571	$267,508	$142,305	$242,116	$385,966
Cost of revenue	(78,223)	(130,643)	(69,702)	(125,238)	(181,200)

Gross profit	94,348	136,865	72,603	116,878	204,766

Selling, general and administrative	(125,762)	(208,801)	(130,073)	(205,558)	(299,260)

Share of profits of associates	15	24	—	18	31

Operating loss	(31,399)	(71,912)	(57,470)	(88,662)	(94,463)
Net finance income/(costs)	1,690	4,218	(4,265)	7,402	(17,642)

Loss before tax	(29,709)	(67,694)	(61,735)	(81,260)	(112,105)
Income tax credit/(expense)	429	(714)	628	(199)	(170)

Loss after tax	$(29,280)	$(68,408)	$(61,107)	$(81,459)	$(112,275)

Loss per share attributable to owners of the parent:
Basic and diluted	$(0.75)	$(1.42)	$(1.80)	$(2.21)	$(2.62)
Weighted average shares outstanding:
Basic and diluted	39,254,535	48,316,103	33,610,279	36,864,992	42,867,409
Pro forma net loss per ordinary share attributable to ordinary shareholders of Farfetch Limited (unaudited)(1)
Basic and diluted	$(0.14)	$(0.28)	$(0.35)	$(0.43)	$(0.51)
Pro forma weighted average shares outstanding of Farfetch Limited (unaudited)(1)
Basic and diluted	202,206,394	247,559,234	174,030,114	190,303,679	220,315,764

(1)

Pro forma basic and diluted net loss per ordinary share attributable to ordinary shareholders of Farfetch Limited and Pro forma basic and diluted weighted average shares of Farfetch Limited give effect to (a) the conversion of our restricted linked ordinary shares into 1,195,744 ordinary shares and (b) the conversion and subsequent one-to-five exchange of our ordinary shares with Class A and Class B ordinary shares, as applicable, both as though the conversions and exchange had occurred as at January 1, 2015. These amounts exclude the impact of any warrants or options exercised in connection with the Reorganization Transactions and the offering and do not reflect the issuance of shares, options or restricted stock units in connection with this offering.

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
	(in thousands, except as otherwise noted)

Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	$(25,967)	$(105,962)	$(37,258)	$(47,079)	$(59,320)
Net cash outflow from investing activities	(12,840)	(27,393)	(27,571)	(16,961)	(28,863)
Net cash inflow from financing activities	299,639	82,269	77,414	161,173	300,142

Selected Other Data(1):

Consolidated Group:
GMV	$394,506	$631,235	$381,809	$585,842	$909,826
Revenue	172,571	267,508	142,305	242,116	385,966
Adjusted Revenue(2)	138,811	216,957	113,688	193,605	311,784
Adjusted EBITDA(2)	(13,972)	(49,075)	(47,375)	(53,380)	(58,079)
Adjusted EBITDA Margin(3)	(10.1%)	(22.6%)	(41.7%)	(27.6%)	(18.6%)
Platform:
Platform GMV	$387,175	$624,044	$374,915	$573,174	$894,392
Adjusted Platform Revenue(2)	131,480	209,766	106,794	180,937	296,350
Platform Gross Profit(4)	90,494	133,587	69,355	111,762	196,581
Platform Order Contribution Margin(4)	46.7%	44.0%	33.0%	35.0%	43.0%
Third-Party Take Rate	33.7%	31.7%	30.0%	31.3%	32.9%

Farfetch Marketplace:
Active Consumers	796.3	1,118.0	415.7	651.7	935.8
Number of Orders	853.2	1,305.3	800.5	1,259.7	1,881.0
Average Order Value (actual)	$591.7	$622.1	$586.8	$583.6	$620.0

	As of June 30, 2018
	Actual	Pro forma As Adjusted(5)
	(in thousands)
Consolidated Statement of Financial Position Data:
Non-current assets	$127,958	$127,958
Current assets	472,547	1,064,023
Total assets	600,505	1,191,981
Current liabilities	155,999	155,999
Non-current liabilities	11,968	11,968
Total liabilities	167,967	167,967
Share capital and premium	789,551	1,381,027
Total equity	432,538	1,024,014

(1)	See the definitions of key operating and financial metrics in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics.”

(2)

Adjusted EBITDA, Adjusted Revenue and Adjusted Platform Revenue are supplemental measures of our performance that are not required by, or presented in accordance with, IFRS. Adjusted EBITDA, Adjusted Revenue and Adjusted Platform Revenue are not measurements of our financial performance under IFRS and should not be considered as an alternative to loss after tax, revenue or any other performance measure derived in accordance with IFRS.

We define Adjusted EBITDA as loss after tax before net finance costs/(income), income tax expense/(credit) and depreciation and amortization, further adjusted for share based compensation expense, other items and share of results of associates. We define Adjusted Revenue as revenue less Platform Fulfilment Revenue. We define Adjusted Platform Revenue as

Adjusted Revenue less Browns In-Store Revenue. We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted Revenue and Adjusted Platform Revenue may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA and Adjusted Revenue in the same manner. We present Adjusted EBITDA, Adjusted Revenue and Adjusted Platform Revenue because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including these non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing these non-IFRS financial measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA, Adjusted Revenue and Adjusted Platform Revenue:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

Items excluded from these non-IFRS measures are significant components in understanding and assessing financial performance. Adjusted EBITDA, Adjusted Revenue and Adjusted Platform Revenue have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;

•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;

•	such measures do not reflect changes in our working capital needs;

•	such measures do not reflect our share based payments, income tax (credit)/expense or the amounts necessary to pay our taxes;

•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted Revenue and Adjusted Platform Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our IFRS results and using these non-IFRS measures only as supplemental measures.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
	(in thousands)
Loss after tax	$(29,280)	$(68,408)	$(61,107)	$(81,459)	$(112,275)
Net finance costs/(income)	(1,690)	(4,218)	4,265	(7,402)	17,642
Income tax expense/(credit)	(429)	714	(628)	199	170
Depreciation and amortization	5,019	10,338	3,104	6,897	10,980
Share based payments(a)	8,600	12,523	6,505	19,848	21,486
Other items(b)	3,823	—	486	8,555	3,949
Share of results of associates	(15)	(24)	—	(18)	(31)

Adjusted EBITDA	$(13,972)	$(49,075)	$(47,375)	$(53,380)	$(58,079)

(a)	Represents share based payment expense.
(b)

Represents other items, which are outside the normal scope of our ordinary activities or non-cash, including legal fees directly related to acquisitions of $676,262 in 2017 and fair value remeasurement of contingent consideration of $8.5 million in 2016 and $3.3 million in 2017, all of which are included within the general and administrative component of selling, general and administrative expenses. There were no other such items in the six months ended June 30, 2018. Other items in the six months ended June 30, 2017 included legal fees of $550,185 and the fair value remeasurement of contingent consideration of $3.3 million.

The following table reconciles Adjusted Revenue and Adjusted Platform Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
	(in thousands)
Revenue	$172,571	$267,508	$142,305	$242,116	$385,966
Less: Platform Fulfilment Revenue	(33,760)	(50,551)	(28,617)	(48,511)	(74,182)

Adjusted Revenue	138,811	216,957	113,688	193,605	311,784

Less: Browns In-Store Revenue	(7,331)	(7,191)	(6,894)	(12,668)	(15,434)

Adjusted Platform Revenue	$131,480	$209,766	$106,794	$180,937	$296,350

(3)	Adjusted EBITDA Margin means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

(4)

Adjusted Platform Gross Profit Margin is defined as Platform Gross Profit, which is defined as gross profit, excluding Browns In-Store Gross Profit, as a percentage of Adjusted Platform Revenue. Platform Order Contribution Margin is defined as Platform Order Contribution, which is defined as Platform Gross Profit less demand generation expense, as a percentage of Adjusted Platform Revenue. Platform Gross Profit, Adjusted Platform Gross Profit Margin, Platform Order Contribution and Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS.

We believe that Platform Gross Profit, Adjusted Platform Gross Profit Margin, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our platform for the periods presented. We also believe that Platform Gross Profit, Adjusted Platform Gross Profit Margin, Platform Order Contribution and Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our platform productivity, efficiency and performance.

The following table reconciles Platform Gross Profit and Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is gross profit:

	Six months ended June 30,		Year ended, December 31,
	2017	2018	2015	2016	2017
	(in thousands)
Gross profit	$94,348	$136,865	$72,603	$116,878	$204,766
Less: Browns In-Store Gross Profit(a)	(3,854)	(3,278)	(3,248)	(5,116)	(8,185)

Platform Gross Profit	90,494	133,587	69,355	111,762	196,581

Less: Demand generation expense	(29,123)	(41,258)	(34,158)	(48,381)	(69,202)

Platform Order Contribution	$61,371	$92,329	$35,197	$63,381	$127,379

(a)	Browns In-Store Gross Profit is Browns In-Store Revenue less the direct cost of goods sold relating to Browns In-Store Revenue.

(5)

As adjusted information gives effect to (i) the Reorganization Transactions, (ii) the issuance of 33,609,891 Class A ordinary shares in this offering at an initial public offering price of $18.00 per Class A ordinary share, the midpoint of the range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the issuance and sale of 1,407,395 Class A ordinary shares in the concurrent private placement at the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of current assets, total equity and total capitalization by approximately $31.8 million from this offering and $1.4 million from the concurrent private placement, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of current assets, total equity and total capitalization by approximately $17.0 million, assuming no change in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

RISK FACTORS

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainty described below, together with all of the other information in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before deciding to invest in our Class A ordinary shares. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our Class A ordinary shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to our Business and Industry

Purchasers of luxury products may not choose to shop online, which would prevent us from growing our business.

Our success will depend, in part, on our ability to attract additional consumers who have historically purchased luxury products through traditional retailers rather than online. The online market for luxury products is significantly less developed than the online market for other goods and services such as books, music, travel and other consumer products. If this market does not gain widespread acceptance, our business may suffer. Furthermore, we may have to incur significantly higher and more sustained advertising and promotional expenditures or offer more incentives than we currently anticipate in order to attract additional online consumers to our Marketplace and convert them into purchasing consumers. Specific factors that could prevent consumers from purchasing luxury products from us include:

•	concerns about buying luxury products online without a physical storefront, face-to-face interaction with sales personnel and the ability to physically handle and examine products;

•	preference for a more personal experience when purchasing luxury products;

•	product offerings that do not reflect current consumer tastes and preferences;

•	pricing that does not meet consumer expectations;

•	delayed shipments or shipments of incorrect or damaged products;

•	inconvenience and costs associated with returning or exchanging items purchased online;

•	concerns about the security of online transactions and the privacy of personal information; and

•	usability, functionality and features of our Marketplace.

If the online market for luxury products does not continue to develop and grow, our business will not grow and our results of operations, financial condition and prospects could be materially adversely affected.

We may not be able to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline.

We cannot assure you that we will generate sufficient revenue to offset the cost of maintaining our platform and maintaining and growing our business. Although our revenue grew from $172.6 million for the six months ended June 30, 2017 to $267.5 million for the six months ended June 30, 2018, our revenue growth rate may decline in the future because of a variety of factors, including increased competition and the maturation of our business. We cannot assure you that our revenue will continue to grow or will not decline. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance will be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve and sustain profitability. We expect to continue to expend substantial financial and other resources on acquiring and retaining consumers, our technology infrastructure, research and development, including investments in our research and development team and the development of new features, sales and marketing, international expansion, and general administration, including expenses, related to being a public company. These investments may not result in increased revenue or growth in our business. If we cannot successfully earn revenue at a rate that exceeds the costs associated with our business, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis and our revenue growth rate may decline. If we fail to continue to grow our revenue and overall business, our business, results of operations, financial condition and prospects could be materially adversely affected.

We have experienced losses in the past, and we may experience losses in the future.

We experienced losses after tax of $29.3 million and $68.4 million in the six months ended June 30, 2017 and 2018, respectively, and losses after tax of $61.8 million, $81.5 million and $112.3 million in the years ended December 31, 2015, 2016 and 2017, respectively. We may continue to experience losses after tax in the future, and we cannot assure you that we will achieve profitability and may continue to incur significant losses in future periods.

The luxury fashion industry can be volatile and difficult to predict.

As a global platform for luxury fashion, we are subject to variable industry conditions. Consumer demand can quickly change depending on many factors, including the behavior of both online and brick and mortar competitors, promotional activities of competitors, rapidly changing tastes and preferences, frequent introductions of new products and services, advances in technology and the internet and macroeconomic factors, many of which are beyond our control. With this constantly changing environment, our future business strategies, practices and results may not meet expectations or respond quickly enough to consumer demand, and we may face operational difficulties in adjusting to any changes. Any of these developments could harm our business, results of operations, financial condition and prospects.

We rely on a limited number of retailers and brands for the supply of products that we make available to consumers on our Marketplace.

We rely on a limited number of retailers and brands for the supply of products available on our Marketplace. In the year ended December 31, 2017, 22% of our GMV was from our top ten retailers, excluding Browns. We cannot guarantee that these retailers and brands will always choose to use our Marketplace to sell their products. We also typically enter into one-year contracts with retailers and brands, and there is no guarantee our retailers and brands will renew these contracts upon expiration, which currently automatically renew every year unless either party serves 90 days’ notice of termination. We cannot control whether a retailer or brand chooses to make any of its supply available on our Marketplace. Further, a small number of entities may, on their own, take actions that adversely affect our business, such as creating their own marketplace that could directly compete with us. Additionally, our business may be adversely affected if our access to products is limited or delayed because of deterioration in our relationships with one or more of our retailers or brands, or if they choose not to sell their products with us for any other reason. If we fail to successfully retain current, as well as acquire new, retailers and brands on our platform, our business, results of operations, financial condition and prospects could be materially adversely affected.

If our brands and retailers fail to anticipate, identify and respond quickly to new and changing fashion trends in consumer preferences, our business could be harmed.

The luxury apparel, footwear and accessories available on our Marketplace are subject to rapidly changing fashion trends and constantly evolving consumer tastes and demands. Our success is dependent on the ability of our retailers and brands to anticipate, identify and respond to the latest fashion trends and consumer demands and to translate such trends and demands into product offerings in a timely manner. The failure of our retailers and brands to anticipate, identify or react swiftly and appropriately to new and changing styles, trends or desired consumer preferences, to accurately anticipate and forecast demand for certain product offerings or to provide relevant and timely product offerings to list on our Marketplace may lead to lower demand for merchandise on our Marketplace, which could cause, among other things, declines in GMV sold through our Marketplace. If our retailers and brands are not able to accurately anticipate, identify, forecast, analyze or respond to changing fashion trends and consumer preferences, we may lose consumers and market share, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Retailers and brands set their own prices for the products they make available on our Marketplace, which could affect our ability to respond to consumer preferences and trends.

We do not control the pricing strategies of our retailers and brands (other than Browns), which could affect our revenue and our ability to effectively compete on price with the other distribution channels used by our brands and retailers, including ecommerce retailers and brick and mortar stores. Retailers and brands may determine that they can more competitively price their products through other distribution channels and may choose such other channels instead of listing products on our Marketplace. Additionally, retailers and brands often employ different pricing strategies based on the geographical location of consumers, which is accomplished online through geo-blocking that blocks a consumer’s ability to access certain websites based on geography. Proposed legislation in the European Union would, if it takes effect, remove geo-blocking in the European Union. This would allow our consumers registered in the European Union to access and make purchases through our Marketplace at the prices listed in different European geographies irrespective of their country of residence in Europe. This could adversely affect our business, results of operations, financial condition and prospects.

Fluctuations in exchange rates may adversely affect our results of operations.

Our financial information is presented in U.S. dollars, which differs to the underlying functional currencies of our subsidiaries, which causes translation risk. We do not hedge translation risk, and therefore, our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when the currencies are translated into U.S. dollars. At a subsidiary level, we are also exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows, which results in transactional foreign currency exposure. We generally hedge a portion of transactional exposure using forward foreign exchange contracts; however, because this is not fully hedged, we are exposed to fluctuations in exchange rates that could harm our business, results of operations, financial condition and prospects.

We rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on the use of sophisticated information technologies and systems, including technology and systems used for websites and apps, customer service, supplier connectivity, communications, fraud detection and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to adapt our services and infrastructure to meet rapidly evolving consumer trends and demands while continuing to improve our platform’s performance, features and reliability. The emergence of alternative platforms, such as smartphones and tablets, and niche competitors who may be able to optimize such services or strategies, may require us to continue to invest in new and costly technology. We may not be successful, or we may be less successful than our competitors, in developing technologies that operate effectively across multiple devices and platforms and that are appealing to consumers, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales.

If we do not promote and sustain our brand and platform through marketing and other tools, we may fail to build and maintain the critical mass of consumers required to increase our sales. Promoting and positioning our brand and platform will depend largely on the success of our marketing efforts, our ability to attract consumers cost effectively and our ability to consistently provide a high-quality product and user experience. In order to acquire and retain consumers, we have incurred and will continue to incur substantial expenses related to advertising and other marketing efforts. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential consumers, potential consumers may decide not to buy through us or the spend of consumers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to attract new and maintain relationships with our consumers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth and business.

A critical component of our future growth is our ability to promote and sustain our brand, which we believe can be achieved by providing a high-quality user experience. An important element of our brand promotion strategy is establishing a relationship of trust with our consumers. In order to provide a high-quality user experience, we have invested and will continue to invest substantial amounts of resources in the development and functionality of our platform, website, technology infrastructure, fulfilment and customer service operations. Our ability to provide a high-quality user experience is also highly dependent on external factors over which we may have little or no control, including, without limitation, the reliability and performance of our retailers and brands, suppliers and third-party carriers. If our consumers are dissatisfied with the quality of the products sold on our platform or the customer service they receive and their overall customer experience, or if we or our service providers cannot deliver products to our consumers in a timely manner or at all, our consumers may stop purchasing products from us. We also rely on third parties for information, including product characteristics and availability shown on our Marketplace that may be inaccurate. Our failure to provide our consumers with high-quality products and high-quality user experiences for any reason could substantially harm our reputation and adversely impact our efforts to develop Farfetch as a trusted brand, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations.

Our brand, reputation and ability to attract and retain consumers to use our platform depend upon the reliable performance of our network infrastructure and content delivery processes. We have experienced interruptions in these systems in the past, including server failures that temporarily slowed down or interfered with the performance of our websites and apps, or particular features of our websites and apps, and we may experience interruptions in the future. For example, in July 2017, we experienced a full platform outage for one hour and forty-five minutes, and in July 2016, consumers were unable to log on to our Marketplace to complete sales for six hours and twenty minutes. Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of consumers to access our websites and apps or complete purchases on our websites and apps. Volume of traffic and activity on our Marketplace spikes on certain days, such as during a Black Friday promotion, and any such interruption would be particularly problematic if it were to occur at such a high volume time. Problems with the reliability of our systems could prevent us from earning revenue or commission and could harm our reputation. Damage to our reputation, any resulting loss of consumer, retailer or brand confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Substantially all of the communications, network and computer hardware used to operate our website are strategically located, for convenience and regulatory reasons, at facilities in Portugal, the Netherlands, Russia, China and Ireland. Our ability to maintain communications, network, and computer hardware in these countries is, or may in the future be, subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. We either lease or own our servers and have service agreements with data center providers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, computer viruses, earthquakes and similar events. The occurrence of any of the foregoing events could result in damage to our systems and hardware or could cause them to fail completely, and our insurance may not cover such events or may be insufficient to compensate us for losses that may occur. Our systems are not completely redundant, so a system failure at one site could result in reduced platform functionality for our consumers, and a total failure of our systems could cause our websites or apps to be inaccessible by some or all of our consumers. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our consumers. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure or the failure of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information, could damage our reputation and brand and substantially harm our business and operating results.

We collect, maintain, transmit and store data about our consumers, retailers and brands and others, including credit card information and personally identifiable information, as well as other confidential information.

We also engage third parties that store, process and transmit these types of information on our behalf. We rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card numbers. Advances in computer capabilities, new technological discoveries or other developments may result in the whole or partial failure of this technology to protect transaction data or other confidential and sensitive information from being breached or compromised. In addition, ecommerce websites are often attacked through compromised credentials, including those obtained through phishing and credential stuffing. Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to breach our systems, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our websites, networks and systems or that we or such third parties otherwise maintain, including payment card systems, which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. We and such third parties may not anticipate or prevent all types of attacks until after they have already been launched. Further, techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our third-party service providers. In addition, security breaches can also occur as a result of non-technical issues, including intentional or inadvertent breaches by our employees or by third parties. These risks may increase over time as the complexity and number of technical systems and applications we use also increases.

Breaches of our security measures or those of our third-party service providers or cyber security incidents could result in unauthorized access to our sites, networks and systems; unauthorized access to and misappropriation of consumer information, including consumers’ personally identifiable information, or other confidential or proprietary information of ourselves or third parties; viruses, worms, spyware or other malware being served from our sites, networks or systems; deletion or modification of content or the display of unauthorized content on our sites; interruption, disruption or malfunction of operations; costs relating to breach remediation, deployment of additional personnel and protection technologies, response to governmental investigations and media inquiries and coverage; engagement of third-party experts and consultants; litigation, regulatory action and other potential liabilities. In the past, we have experienced social engineering, phishing, malware and similar attacks and threats of denial-of-service attacks; however, such attacks could in the future have a material adverse effect on our operations. If any of these breaches of security should occur, our reputation and brand could be damaged, our business may suffer, we could be required to expend significant capital and other resources to alleviate problems caused by such breaches, and we could be exposed to a risk of loss, litigation or regulatory action and possible liability. We cannot guarantee that recovery protocols and backup systems will be sufficient to prevent data loss. Actual or anticipated attacks may cause us to incur increasing costs, including costs to deploy additional personnel and protection technologies, train employees and engage third-party experts and consultants. In addition, any party who is able to illicitly obtain a subscriber’s password could access the subscriber’s transaction data or personal information, resulting in the perception that our systems are insecure.

Any compromise or breach of our security measures, or those of our third-party service providers, could violate applicable privacy, data protection, data security, network and information systems security and other laws and cause significant legal and financial exposure, adverse publicity and a loss of confidence in our security measures, which could have a material adverse effect on our business, results of operations, financial condition and prospects. We continue to devote significant resources to protect against security breaches or we may need to in the future to address problems caused by breaches, including notifying affected subscribers and responding to any resulting litigation, which in turn, diverts resources from the growth and expansion of our business.

We rely on retailers and brands, suppliers, third-party carriers and transportation providers as part of our fulfilment process, and these third parties may fail to adequately serve our consumers.

We significantly rely on retailers and brands to properly and promptly prepare products ordered by our consumers for shipment. Any failure by these suppliers to timely prepare such products for shipment to our consumers will have an adverse effect on the fulfilment of consumer orders, which could negatively affect the consumer experience and harm our business and results of operations. We also rely upon third-party carriers and transportation providers for substantially all of our merchandise shipments, including shipments of items from our retailers and brands, to our production facilities for processing, shipments returning these items to our retailers and brands and the shipments to our consumers after purchase. Our shipments are also subject to risks that could increase our distribution costs, including rising fuel costs and events such as employee strikes and inclement weather, which may impact the third party’s ability to provide delivery services that adequately meet our needs. If we needed to change shipping companies, we could face logistical difficulties that could adversely impact deliveries and we would incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those received from the independent third-party transportation providers we currently use, which would increase our costs. Any increase in shipping costs or any other significant shipping difficulties or disruptions or any failure by our retailers, brands or third-party carriers to deliver high-quality products to our consumers in a timely manner or to otherwise adequately serve our consumers could damage our reputation and brand and may substantially harm our business, results of operations, financial condition and prospects.

We rely on third parties to drive traffic to our website, and these providers may change their search engine algorithms or pricing in ways that could negatively affect our business, results of operations, financial condition and prospects.

Our success depends on our ability to attract consumers cost effectively. With respect to our marketing channels, we rely heavily on relationships with providers of online services, search engines, social media, directories and other websites and ecommerce businesses to provide content, advertising banners and other links that direct consumers to our websites. We rely on these relationships to provide significant sources of traffic to our website. In particular, we rely on search engines, such as Google, Bing and Yahoo! and the major mobile app stores, as important marketing channels. Search engine companies change their natural search engine algorithms periodically, and our ranking in natural searches may be adversely affected by those changes, as has occurred from time to time. Search engine companies may also determine that we are not in compliance with their guidelines and consequently penalize us in their algorithms as a result. If search engines change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively drive consumers to our website and apps.

Our relationships with our marketing providers are not long term in nature and do not require any specific performance commitments. In addition, many of the parties with whom we have online advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased. A significant increase in the cost of the marketing providers upon which we rely could adversely impact our ability to attract consumers cost effectively and harm our business, results of operations, financial condition and prospects.

We face significant competition in the retail industry and may be unsuccessful in competing against current and future competitors.

The retail industry is intensely competitive. Online retail, including on mobile devices and tablets, is rapidly evolving and is subject to changing technology, shifting consumer preferences and tastes and frequent introductions of new products and services. We could face competition from technology enablement companies and luxury sellers. Technology enablement companies are those that enable commerce, such as Shopify or Square, and white-label service providers that offer end-to-end solutions. Luxury sellers are typically either larger more established companies, such as luxury department stores, luxury brand stores or online retailers, or multichannel players that are independent retailers operating brick and mortar stores with an online presence, and these luxury sellers may have longer operating histories, greater brand recognition, existing consumer and supplier relationships and significantly greater financial, marketing and other resources. Additionally, larger competitors seeking to establish an online presence in luxury fashion may be able to devote substantially more resources to website systems development and exert more leverage over the supply chain for luxury products than we can. Larger competitors may also be better capitalized to opportunistically acquire, invest in or partner with other domestic and international businesses. We believe that companies with a combination of technical expertise, brand recognition, financial resources and ecommerce experience also pose a significant threat of developing competing luxury fashion distribution technologies. In particular, if known incumbents in the ecommerce space choose to offer competing services, they may devote greater resources than we have available, have a more accelerated time frame for deployment and leverage their existing user base and proprietary technologies to provide services or a user experience that our consumers may view as superior.

Online retail companies and marketplaces, including emerging start-ups, may be able to innovate and provide products and services faster than we can, and they may be willing to price their products and services more aggressively in order to gain market share. In addition, traditional brick and mortar based retailers offer consumers the ability to handle and examine products in person and offer a more convenient means of returning and exchanging purchased products. If our competitors are more successful in offering compelling products or in attracting and retaining consumers than we are, our revenue and growth rates could decline.

If we are unable to compete successfully, or if competing successfully requires us to expend significant resources in response to our competitors’ actions, our business, results of operations, financial condition and prospects could be materially adversely affected.

We are subject to governmental regulation and other legal obligations related to privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect personally identifiable information and other data from our consumers and prospective consumers. We use this information to provide services and relevant products to our consumers, to support, expand and improve our business, and to tailor our marketing and advertising efforts. We may also share consumers’ personal data with certain third parties as authorized by the consumer or as described in our privacy policy.

As a result, we are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in certain countries where we do business and there has been and will continue to be a significant increase globally in such laws that restrict or control the use of personal data.

In Europe, where we have significant business operations, the data privacy and information security regime recently underwent a significant change and continues to evolve and is subject to increasingly regulatory scrutiny. The new General Data Protection Regulation (“GDPR”), which came into force on May 25, 2018, implemented more stringent operational requirements for our use of personal data. These more stringent requirements include expanded disclosures to tell our consumers about how we may use their personal data, increased controls on profiling customers and increased rights for customers to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements and significantly increased penalties of the greater of €20 million or 4% of global turnover for the preceding financial year. The UK’s Network and Information Systems Regulations 2018 (“NID Regulations”), which came into force on May 10, 2018, apply to us as an online marketplace and place additional network and information systems security obligations on us, as well as mandatory security incident notification in certain circumstances with penalties of up to £17 million.

In recent years, U.S. and European lawmakers and regulators have expressed concern over the use of third-party cookies and similar technologies for online behavioral advertising, and laws in this area are also under reform. In the European Union, current national laws that implement the ePrivacy Directive will be replaced by an EU regulation known as the ePrivacy Regulation. In the European Union, informed consent is required for the placement of a cookie on a user’s device and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked consents. The draft ePrivacy Regulation retains these additional consent conditions and also imposes the strict opt-in marketing rules on direct marketing that is “presented” on a web page rather than sent by email, alters rules on third-party cookies and similar technology and significantly increases penalties for breach of the rules. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users’ internet usage, as well as the effectiveness of our marketing and our business generally. Such regulations may have a negative effect on businesses, including ours, that collect and use online usage information for consumer acquisition and marketing, it may increase the cost of operating a business that collects or uses such information and undertakes online marketing, it may also increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws. In response to marketplace concerns about the usage of third-party cookies and web beacons to track user behaviors, providers of major browsers have included features that allow users to limit the collection of certain data generally or from specified websites, and the ePrivacy Regulations draft also advocates the development of browsers that block cookies by default. These developments could impair our ability to collect user information, including personal data and usage information, that helps us provide more targeted advertising to our current and prospective consumers, which could adversely affect our business, given our use of cookies and similar technologies to target our marketing and personalize the consumer experience.

As the text of the ePrivacy Regulation is still under development, and as further guidance is issued and interpretation of both the ePrivacy Regulation and GDPR develop, we could incur substantial costs to comply with these regulations. The changes could require significant systems changes, limit the effectiveness of our marketing activities, adversely affect our margins, increase costs and subject us to additional liabilities.

In the United States, federal and various state governments have adopted or are considering, laws, guidelines or rules for the collection, distribution, use and storage of information collected from or about consumers or their devices. For example, California recently passed the California Consumer Privacy Act, which has an effective date of January 1, 2020 and introduces substantial changes to privacy law for businesses that collect personal information from California residents. Additionally, the U.S. Federal Trade Commission and many state attorneys general are applying federal and state consumer protection laws, to impose standards for the online collection, use and dissemination of data. Furthermore, these obligations may be interpreted and applied inconsistently from one jurisdiction to another and may conflict with other requirements or our practices.

In China, the Personal Information Security Specification (“China Specification”) came into force on May 1, 2018. Although the China Specification is not a mandatory regulation, it nonetheless has a key implementing role in relation to China’s Cyber Security Law in respect of protecting personal information in China. Furthermore, it is likely that the China Specification will be relied on by Chinese government agencies as a standard to determine whether businesses have abided by China’s data protection rules. This China Specification has introduced many concepts and protection rules for personal information, such as “Data Controller” from GDPR. From the consent perspective the China Specification and GDPR are similar, but the China Specification has broadened the scope of personal sensitive information (“PSI”) as compared to GDPR (including but not limited to phone number, transaction record and purchase history, bank account, browse history, and e-ID info such as system account, email address and corresponding password) and thus, the application of explicit consent under the China Specification is more far reaching. Furthermore, under the China Specification, the data controller must provide the purpose of collecting and using subject personal information, as well as business functions of such purpose, and the China Specification requires the data controller to distinguish its core function from additional functions to ensure the data controller will only collect personal information as needed. Our failure to comply with the China Specification could result in governmental enforcement actions, litigation, fines and penalties, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Many data protection regimes apply based on where a consumer is located, and as we expand and new laws are enacted or existing laws change, we may be subject to new laws, regulations or standards or new interpretations of existing laws, regulations or standards, including those in the areas of data security, data privacy and regulation of email providers and those that require localization of certain data (such as in Russia, where we have already undertaken localization), which could require us to incur additional costs and restrict our business operations. Any failure or perceived failure by us to comply with rapidly evolving privacy or security laws such as the China Specification, policies (including our own stated privacy policies), legal obligations or industry standards or any security incident that results in the unauthorized release or transfer of personally identifiable information or other consumer data may result in governmental enforcement actions, litigation (including consumer class actions), fines and penalties or adverse publicity and could cause our consumers to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our failure to address risks associated with payment methods, credit card fraud and other consumer fraud, or our failure to control any such fraud, could damage our reputation and brand and may cause our business and results of operations to suffer.

Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. We do not currently carry insurance against this risk. To date, we have experienced minimal losses from credit card fraud, but we face the risk of significant losses from this type of fraud as our net sales increase and as we continue to expand globally. Our failure to adequately control fraudulent credit card transactions could damage our reputation and brand and substantially harm our business, results of operations, financial condition and prospects.

We also accept payments for many of our sales through credit and debit card transactions, which are handled through third-party payment processors. In particular, for the year ended December 31, 2017, we relied on one third-party payment processor, which processed, directly and indirectly, more than 80% of our transactions. As a result, we are subject to a number of risks related to credit and debit card payments, including that we pay interchange and other fees, which may increase over time and could require us to either increase the prices we charge for our products or absorb an increase in our costs and expenses. In addition, as part of the payment processing process, our consumers’ credit and debit card information is transmitted to our third-party payment processors. We may in the future become subject to lawsuits or other proceedings for purportedly fraudulent transactions arising out of the actual or alleged theft of our consumers’ credit or debit card information if the security of our third-party credit card payment processors are breached. We and our third-party credit card payment processors are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we or our third-party credit card payment processors fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our consumers in addition to the consequences that could arise from such action or inaction violating applicable privacy, data protection, data security and other laws as outlined above, and there may be an adverse impact on our business, results of operations, financial condition and prospects.

Use of social media, emails and text messages may adversely impact our reputation or subject us to fines or other penalties.

We use social media, emails and text messages as part of our omnichannel approach to marketing. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting at our direction may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, consumers or others. Any such inappropriate use of social media, emails and text messages could also cause reputational damage.

Consumers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and without regard to its accuracy. Our consumers may engage with us online through our social media platforms, including Facebook, Instagram, Pinterest and Twitter, by providing feedback and public commentary about all aspects of our business. Information concerning us or our retailers and brands, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are unable to successfully launch and monetize new and innovative technology, our growth and profitability could be adversely affected.

We are constantly developing new and innovative technology, such as Farfetch Store of the Future. Our ability to monetize these technologies and other new business lines in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

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our ability to manage the financial and operational aspects of developing and launching new technology, including making appropriate investments in our software systems, information technologies and operational infrastructure;

•	our ability to secure required governmental permits and approvals;

•	the level of commitment and interest from our actual and potential third-party innovators;

•	our competitors (including our existing retailers and brands who may launch competing technologies) developing and implementing similar or better technology;

•	our ability to effectively manage any third-party challenges to the intellectual property behind our technology;

•	our ability to collect, combine and leverage data about our consumers collected online and through our new technology in compliance with data protection laws; and

•	general economic and business conditions affecting consumer confidence and spending and the overall strength of our business.

We may not be able to grow our new technologies or business lines or operate them profitability, and these new and innovative technology initiatives may never generate material revenue. In addition, the substantial management time and resources that our technology development requires may result in disruption to our existing business operations and adversely affect our financial condition, which may decrease our profitability and growth.

Our customer concentration may materially adversely affect our financial condition and results of operations.

For the year ended December 31, 2017, the top 1% of our consumers accounted for approximately 20% of our Marketplace GMV. Accordingly, our revenue, financial condition or results of operations may be unduly affected by fluctuations in the buying patterns of these consumers. If we were to lose the business of some or all of these consumers, it could materially adversely affect our business, results of operations, financial condition and prospects.

Our operating results are subject to seasonal and quarterly variations in our revenue and operating income, and as a result, our quarterly results may fluctuate and could be below expectations.

Our business is seasonal and historically, we have realized a disproportionate amount of our revenue and earnings for the year in the fourth quarter as a result of the holiday season and seasonal promotions, and we expect this to continue in the future. If we experience lower than expected revenue during any fourth quarter, it may have a disproportionately large impact on our operating results and financial condition for that year. Any factors that harm our fourth quarter operating results, including disruptions in our brands’ or retailers’ supply chains or unfavorable economic conditions, could have a disproportionate effect on our results of operations for our entire fiscal year.

In anticipation of increased sales activity during the fourth quarter, we may incur significant additional expenses, including additional marketing and additional staffing in our customer support operations. In addition, we may experience an increase in our net shipping costs due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. At peak periods, there could also be further delays by our retailers and brands in processing orders, which could leave us unable to fulfill consumer orders due to “no stock,” or in packaging a consumer’s order once received, which could lead to lower consumer satisfaction. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel and production activities and may cause a shortfall in net sales as compared with expenses in a given period, which could substantially harm our business, results of operations, financial condition and prospects.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including those described above. As a result, historical period-to-period comparisons of our sales and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

We may not accurately forecast income and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences or a weakening in global economies, may result in decreased revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our share based payments, which includes the expected volatility of our share price, the expected life of share options granted and the expected rate of share option forfeitures. These assumptions are partly based on historical results. If actual results differ from our estimates, our net income in a given quarter may be lower than expected.

We depend on highly skilled personnel, including senior management and our technology professionals, and if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business could be harmed.

We believe our success has depended, and our future success depends, on the efforts and talents of our senior management, particularly José Neves, our founder and chief executive officer, and our highly skilled team members, including our software engineers, data scientists and technology professionals. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. In particular, our software engineers and technology professionals are key to designing, maintaining and improving code and algorithms necessary to our business.

Competition for well-qualified employees in all aspects of our business, including software engineers and other technology professionals, is intense globally. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees and key senior management, our business, results of operations, financial condition and prospects may be adversely affected.

We may not be able to manage our growth effectively, and such rapid growth may adversely affect our corporate culture.

We have rapidly and significantly expanded our operations and anticipate expanding further as we pursue our growth strategies. Such expansion increases the complexity of our business and places a significant strain on our management, operations, technical systems, financial resources and internal control over financial reporting functions. Our current and planned personnel, systems, procedures and controls may not be adequate to support and effectively manage our future operations, especially as we employ personnel in several geographic locations. We are currently in the process of transitioning certain of our business and financial systems to systems on a scale reflecting the increased size, scope and complexity of our operations, and the process of migrating our legacy systems could disrupt our ability to timely and accurately process information, which could adversely affect our results of operations and cause harm to our reputation. As a result, we may not be able to manage our expansion effectively.

Our entrepreneurial and collaborative culture is important to us, and we believe it has been a major contributor to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular as we grow internationally. In addition, our ability to maintain our culture as a public company, with the attendant changes in policies, practices, corporate governance and management requirements may be challenging. Failure to maintain our culture could have a material adverse effect on our business, results of operations, financial condition and prospects.

General economic factors, natural disasters or other unexpected events may adversely affect our business, financial performance and results of operations.

Our business, financial performance and results of operations depend significantly on worldwide macroeconomic economic conditions and their impact on consumer spending. Luxury products are discretionary purchases for consumers. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment, conditions in the residential real estate and mortgage markets, access to credit, consumer debt levels, unsettled financial markets and other economic factors that may affect consumer spending or buying habits could materially and adversely affect demand for our products. In addition, volatility in the financial markets has had and may continue to have a negative impact on consumer spending patterns. A reduction in consumer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may materially and adversely affect our suppliers’ financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations.

Economic factors such as increased commodity prices, shipping costs, inflation, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of sales and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Any significant increases in costs may affect our business disproportionately than our competitors. Changes in trade policies or increases in tariffs, including those recently enacted by the United States and proposed by China, may have a material adverse effect on global economic conditions and the stability of global financial markets and may reduce international trade.

Natural disasters and other adverse weather and climate conditions, public health crises, political crises, such as terrorist attacks, war and other political instability or other unexpected events, could disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, the vast majority of our production processes take place at our facility in Guimarães, Portugal. If any such disaster were to impact this facility, our operations would be disrupted. Such events may also impact consumer discretionary spending. If any of these events occurs, our business could be adversely affected.

We have acquired, and may continue to acquire, other companies or technologies, which could divert management’s attention and otherwise disrupt our operations and harm our operating results. We may fail to acquire companies whose market power or technology could be important to the future success of our business.

We have acquired and may in the future seek to acquire or invest in other companies or technologies that we believe could complement or expand our brand and products, enhance our technical capabilities, or otherwise offer growth opportunities. Pursuit of future potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. In addition, we may be unsuccessful in integrating our acquired businesses or any additional business we may acquire in the future, and we may fail to acquire companies whose market power or technology could be important to the future success of our business. For example, in 2015, we acquired Browns and in 2017, we acquired Fashion Concierge and Style.com.

We also may not achieve the anticipated benefits from any acquired business due to a number of factors, including:

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unanticipated costs or liabilities associated with the acquisition, including costs or liabilities arising from the acquired companies’ failure to comply with intellectual property laws and licensing obligations to which they are subject;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	regulatory uncertainties;

•	harm to our existing business relationships with retailers and boutiques as a result of the acquisition;

•	harm to our brand and reputation;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process. Acquisitions also could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, this may have a material adverse effect on our business, results of operations, financial condition and prospects.

We are involved in and may pursue strategic relationships. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits.

We are involved in various strategic relationships, including with JD.com and the Chalhoub Group, which we expect will benefit our business and help us to achieve growth in China and the Middle East, respectively. We also may pursue and enter into strategic relationships in the future. Such relationships involve risks, including but not limited to: maintaining good working relationships with the other party; any economic or business interests of the other party that are inconsistent with ours; the other party’s failure to fund its share of capital for operations or to fulfill its other commitments, including providing accurate and timely accounting and financial information us, which could negatively impact our operating results; loss of key personnel; actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws; reputational concerns regarding our partners or our leadership that may be imputed to us; bankruptcy, requiring us to assume all risks and capital requirements related to the relationship, and the related bankruptcy proceedings could have an adverse impact on the relationship; and any actions arising out of the relationship that may result in reputational harm or legal exposure to us. Further, these relationships may not deliver the benefits that were originally anticipated. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

On August 31, 2018, Richard Liu, one of our non-executive directors and the founder, Chairman and Chief Executive Officer of JD.com, was arrested by the Hennepin County Sheriff in Minnesota on suspicion of criminal sexual misconduct. Although the matters relating to Mr. Liu have generated significant publicity, Mr. Liu was not charged with any offense while in custody and was subsequently released on September 1, 2018. As of September 19, 2018, no charges have been brought against Mr. Liu in connection with the foregoing matter, but we cannot assure you that no such charges will be brought against Mr. Liu at a future date. Any charges brought against Mr. Liu and related matters could result in negative media coverage, which may adversely impact our brand. See “Related Party Transactions—Relationship with Kadi Group Holding Limited” for additional information regarding JD.com’s board rights.

A failure to comply with current laws, rules and regulations or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.

Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and ecommerce, including geo-blocking and other geographically based restrictions, internet advertising and price display, consumer protection, anti-corruption, antitrust and competition, economic and trade sanctions, tax, banking, data security, network and information systems security, data protection and privacy. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory or licensing requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.

For example, there are, and will likely continue to be, an increasing number of laws and regulations pertaining to the internet and ecommerce that may relate to liability for information retrieved from or transmitted over the internet, display of certain taxes and fees, online editorial and consumer-generated content, user privacy, data security, network and information systems security, behavioral targeting and online advertising, taxation, liability for third-party activities and the quality of services. Furthermore, the growth and development of ecommerce may prompt calls for more stringent consumer protection laws and more aggressive enforcement efforts, which may impose additional burdens on online businesses generally.

Likewise, the SEC, the U.S. Department of Justice, the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”), the U.S. Department of State, as well as other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine (“Crimea”) as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, and those owned by them or those acting on their behalf. Anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and the U.K. Bribery Act (the “Bribery Act”), generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage. Some of our international operations are conducted in parts of the world where it is common to engage in business practices that are prohibited by these laws.

Although we have policies and procedures in place designed to promote compliance with laws and regulations, which we review and update as we expand our operations in existing and new jurisdictions in order to proportionately address risks of non-compliance with applicable laws and regulations, our employees, partners, or agents could take actions in contravention of our policies and procedures, or violate applicable laws or regulations. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation and damage to our reputation and the value of our brand.

As we expand our operations in existing and new jurisdictions internationally, we will need to increase the scope of our compliance programs to address the risks relating to the potential for violations of the FCPA and the Bribery Act and other anti-bribery and anti-corruption laws. Further, the promulgation of new laws, rules and regulations, or the new interpretation of existing laws, rules and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations and commercial relationships to ensure compliance, which could decrease demand for services, reduce revenue, increase costs or subject us to additional liabilities.

We are subject to trade and economic sanctions and export laws that may govern or restrict our business, and we may be subject to fines or other penalties for non-compliance with those laws.

We are subject to U.S. laws and regulations that may govern or restrict our business and activities in certain countries and with certain persons, including trade and economic sanctions regulations administered by OFAC and the Export Administration Regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). In March 2018, we determined that certain products purchased on our Marketplace were shipped from retailers or brands in the United States to addresses associated with Crimea. In December 2014, the United States announced a near complete embargo on exports of items from the United States to Crimea. Based on our review to date, we have determined that on up to 20 occasions since December 2014, products purchased on our Marketplace from retailers or brands in the United States were shipped to parties whose addresses are associated with Crimea. On one occasion identified to date since December 2014, a retailer on our Marketplace outside the United States shipped what appears to be a U.S.-origin product to an address associated with Crimea. We have since put in place measures designed to prevent the fulfilment of orders associated with addresses in Crimea. On April 27, 2018, we submitted an initial voluntary self-disclosure regarding these matters to OFAC and BIS. We expect that we will complete our internal review and submit a final disclosure report to OFAC and BIS within 180 days from the date of the initial voluntary self-disclosure. Once we submit the final disclosure report, we cannot predict how long it will take OFAC and the U.S. Commerce Department to complete their review and reach of determination on these shipments to Crimea. If we are found to be in violation of U.S. sanctions or export control laws, it could result in fines and penalties for us, which could be substantial. Moreover, notwithstanding the safeguards we have put in place to ensure compliance with U.S. sanctions or export control laws, we cannot be certain that these safeguards will be effective in all cases. In addition, in the future, compliance with U.S. trade and economic sanctions regulations could result in restrictions in our ability to generate revenue in other countries, such as Russia, due to geopolitics or otherwise, which could adversely affect our business.

We are subject to customs and international trade laws that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage.

Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. The vast majority of products sold on our Marketplace are shipped internationally. We are subject to numerous regulations, including customs and international trade laws, that govern the importation and sale of luxury goods. Our consumers in certain countries, such as China and Russia, are also subject to limitations and regulations governing the import of luxury goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs, imposition of new tariffs and duties and import and export licensing requirements in the countries in which we operate, in particular, in China, where trade relations between the United States and China are uncertain. Our failure to comply with import or export rules and restrictions or to properly classify items under tariff regulations and pay the appropriate duties could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees, retailers or brands, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Our business depends on our ability to source and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

Governmental control of currency conversion may limit our ability to utilize our cash balances effectively and affect our ability to pay dividends in the future.

We are subject to governmental regulation of currency conversion and transfers, which may particularly affect our subsidiaries in certain jurisdictions. For example, the Chinese government imposes controls on the convertibility of the Renminbi (“RMB”) into foreign currencies and, in certain cases, the remittance of currency out of China. Our revenue is partially derived from sales to consumers in China and earnings from our Chinese operations, and substantially all of our revenue from such sales is denominated in RMB. Shortages in the availability of foreign currency may restrict the ability of our Chinese operations to remit sufficient foreign currency to pay dividends or to make other payments to us, or otherwise to satisfy their foreign currency-denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from China’s State Administration of Foreign Exchange (“SAFE”) by complying with certain procedural requirements. However, for any Chinese company, dividends can be declared and paid only out of the retained earnings of that company under Chinese law. Under Chinese laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its net income each year to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances.

Furthermore, approval from SAFE or its local branch is required where RMB are to be converted into foreign currencies and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. Without a prior approval from SAFE, cash generated from our operations in China may not be used to pay off debt in a currency other than the RMB owed by entities within China to entities outside China, or make other capital expenditures outside China in a currency other than the RMB.

The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. In response to the persistent capital outflow in China and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China (“PBOC”) and SAFE have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, on January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Review of Authenticity and Compliance to Further Promote Foreign Exchange Control (“SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (1) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (2) domestic entities shall hold income to account for previous years’

losses before remitting the profits. The People’s Republic of China (“PRC”) government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put in place by SAFE for cross-border transactions falling under both the current account and the capital account. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in currencies other than RMB to our shareholders or service and repay our indebtedness when due.

For us to receive dividends from our operations in China, repatriation of funds from China to the United Kingdom will be required under our current structure. Insofar as such repatriation requires the prior approval of SAFE or is deemed to not be in compliance with the authenticity and compliance requirements, we could be delayed, restricted or limited in receiving dividends from our Chinese subsidiaries, which may limit our ability to pay dividends to holders of the Class A ordinary shares or otherwise fund and conduct our business. Moreover, there can be no assurance that the rules and regulations pursuant to which SAFE grants or denies such approval will not change in a way that adversely affects our ability to receive dividends from our Chinese operations, which, in turn, would restrict our ability to pay dividends to our shareholders or otherwise fund and conduct our business.

Application of existing tax laws, rules or regulations are subject to interpretation by taxing authorities.

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

Significant judgment and estimation is required in determining our worldwide tax liabilities. In the ordinary course of our business, there are transactions and calculations, including intercompany transactions and cross-jurisdictional transfer pricing, for which the ultimate tax determination is uncertain or otherwise subject to interpretation. Tax authorities in any of the countries in which we operate may disagree with our intercompany charges, including the amount of, or basis for, such charges, cross-jurisdictional transfer pricing or other matters such as the allocation of certain interest expenses and other tax items, and assess additional taxes.

As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, whether a permanent establishment exists in a particular jurisdiction, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. For example, if the taxing authority in one country where we operate were to reallocate income from another country where we operate, and the taxing authority in the second country did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If taxing authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Although we believe our tax estimates and methodologies are reasonable, a taxing authority’s final determination in the event of a tax audit could materially differ from our historical corporate income tax provisions and accruals, in which case we may be subject to additional tax liabilities, possibly including interest and penalties, which could have a material adverse effect on our cash flows, results of operations, financial condition and prospects. Furthermore, taxing authorities have become more aggressive in their interpretation and enforcement of such laws, rules and regulations over time, as governments are increasingly focused on ways to increase revenues. This has contributed to an increase in audit activity and harsher stances by tax authorities. As such, additional taxes or other assessments may be in excess of our current tax reserves or may require us to modify our business practices to reduce our exposure to additional taxes going forward, any of which may have a material adverse effect on our business, results of operations, financial condition and prospects.

Amendments to existing tax laws, rules or regulations or enactment of new unfavorable tax laws, rules or regulations could have an adverse effect on our business and financial performance.

Many of the underlying laws, rules or regulations imposing taxes and other obligations were established before the growth of the internet and ecommerce. Tax authorities in non-U.S. jurisdictions and at the U.S. federal, state and local levels are currently reviewing the appropriate treatment of companies engaged in internet commerce and considering changes to existing tax or other laws that could regulate our transmissions and/or levy sales, income, consumption, use or other taxes relating to our activities, and/or impose obligations on us to collect such taxes. For example, in March 2018 the European Commission proposed new rules for taxing digital business activities in the EU. We cannot predict the effect of current attempts to impose taxes on commerce over the internet. If such tax or other laws, rules or regulations were amended, or if new unfavorable laws, rules or regulations were enacted, the results could increase our tax payments or other obligations, prospectively or retrospectively, subject us to interest and penalties, decrease the demand for our services if we pass on such costs to the consumer, result in increased costs to update or expand our technical or administrative infrastructure or effectively limit the scope of our business activities if we decided not to conduct business in particular jurisdictions. As a result, these changes may have a material adverse effect on our business, results of operations, financial condition and prospects.

In addition, various governments and intergovernmental organizations could introduce proposals for tax legislation, or adopt tax laws, that may have a significant adverse effect on our worldwide effective tax rate, or increase our tax liabilities, the carrying value of deferred tax assets, or our deferred tax liabilities. For example, in October 2015, the Organization for Economic Co-Operation and Development (“OECD”) released a final package of recommended tax measures for member nations to implement in an effort to limit “base erosion and profit shifting” (“BEPS”) by multinational companies. Since then, the OECD has continued to monitor key areas of action and issue additional reports and guidance on implementation of the BEPS recommendations. Multiple jurisdictions, including some of the countries in which we operate, have begun implementing recommended changes aimed at addressing perceived issues within their respective tax systems that may lead to reduced tax liabilities among multinational companies. It is possible that other jurisdictions in which we operate or do business could react to the BEPS initiative or their own concerns by enacting tax legislation that could adversely affect us through increasing our tax liabilities.

On December 22, 2017, President Trump signed into law the U.S. Senate and the U.S. House of Representatives passed H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the current U.S. federal income tax rules, the Tax Cuts and Jobs Act reduced the marginal U.S. corporate income tax rate from 35% to 21%, limited the deduction for net business interest expense, shifted the United States toward a more territorial tax system, imposed a one-time tax on accumulated offshore earnings held in cash and illiquid assets, and imposed new taxes to combat erosion of the U.S. federal income tax base. The Treasury Department and the IRS have signaled their intent to issue guidance on a number of open questions relating to the implementation of the Tax Cuts and Jobs Acts. The impact that the Tax Cuts and Jobs Act will have on our business is uncertain at this time.

The application of indirect taxes and the impact of managing our business model transition to a commissionaire structure could adversely affect our business and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, provincial taxes, goods and services tax, business tax and gross receipt tax, to our business and to our retailers and brands is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations. As a result amounts recorded may be subject to adjustments by the relevant tax authorities. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business or to the businesses of our retailers and brands. One or more states, the federal government or other countries may seek to impose additional reporting, record-keeping or indirect tax collection obligations on businesses like ours that facilitate ecommerce. For example, state and local taxing authorities in the United States and taxing authorities in other countries have identified ecommerce platforms as a means to calculate, collect and remit indirect taxes for transactions taking place over the internet. Multiple U.S. states have enacted related legislation and other states are now considering such legislation. Furthermore, the U.S. Supreme Court recently has held in South Dakota v. Wayfair that a U.S. state may require an online retailer to collect sales taxes imposed by that state, even if the retailer has no physical presence in that state, thus permitting a wider enforcement of such sales tax collection requirements. Such legislation could require us or our retailers and brands to incur substantial costs in order to comply, including costs associated with legal advice, tax calculation, collection, remittance and audit requirements, which could make selling in such markets less attractive and could adversely affect our business.

We have historically operated under a “de-coupling structure,” meaning that our business model currently involves a supply, which is the sale of goods to end consumers, by our retailers and brands, and then a separate supply by us comprising the shipping of those goods to the end consumers. However, the European Commission and courts in the United Kingdom are currently considering the effectiveness of such a structure from an indirect tax viewpoint. If this leads to a change in legislation or a change in interpretation of current legislation, we could be assessed to additional amounts of value added tax. To provide more certainty, we are transitioning our business model to one in which we will act as an “undisclosed agent” or “commissionaire” of our retailers and brands. For the purposes of calculating VAT, our end consumers will contract with and be invoiced by us and there will be a supply by us to the end consumer of goods and other related services, although the legal sale of goods will continue to be between our retailers and brands and the end consumer. Such a transition is intended to provide greater certainty to our value added tax accounting position without materially increasing our overall value added tax liabilities.

Our ability to achieve our business and financial objectives is subject to risks and uncertainties. Implementing the new business model requires a considerable investment of technical, financial and legal resources. If we are unable to successfully establish our new business model, our business, results of operations, financial condition and prospects could be negatively impacted.

We may be subject to claims that items listed on our website, or their descriptions, are counterfeit, infringing or illegal.

We occasionally receive communications alleging that items listed on our Marketplace infringe third-party copyrights, trademarks or other intellectual property rights. We have intellectual property complaint and take-down procedures in place to address these communications. We follow these procedures to review complaints and relevant facts to determine the appropriate action, which may include removal of the item from our website and, in certain cases, discontinuing our relationship with a retailer or brand who repeatedly violates our policies. However, our procedures may not effectively reduce or eliminate our liability. In particular, we may be subject to civil or criminal liability for activities carried out, including products listed, by retailers or brands on our platform.

Regardless of the validity of any claims made against us, we may incur significant costs and efforts to defend against or settle them and such claims could lead to negative publicity and damage to our reputation. If a governmental authority determines that we have aided and abetted the infringement or sale of counterfeit goods, we could face regulatory, civil or criminal penalties. Successful claims by third-party rights owners could require us to pay substantial damages or refrain from permitting any further listing of the relevant items. These types of claims could force us to modify our business practices, which could lower our revenue, increase our costs or make our Marketplace less user friendly. Moreover, public perception that counterfeit or other unauthorized items are common on our Marketplace, even if factually incorrect, could result in negative publicity and damage to our reputation.

If our retailers and brands experience any recalls, product liability claims, or government, customer or consumer concerns about product safety with respect to products sold on our Marketplace, our reputation and sales could be harmed.

Our retailers and brands are subject to regulation by the U.S. Consumer Product Safety Commission and similar state and international regulatory authorities, and their products sold on our platform could be subject to involuntary recalls and other actions by these authorities. Concerns about product safety including concerns about the safety of products manufactured in developing countries, could lead our retailers and brands to recall selected products sold on our Marketplace. Recalls and government, customer or consumer concerns about product safety could harm our reputation and reduce sales, either of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our global operations involve additional risks, and our exposure to these risks will increase as our business continues to expand.

We operate in a number of jurisdictions and intend to continue to expand our global presence, including in emerging markets. We face complex, dynamic and varied risk landscapes in the markets in which we operate. As we enter countries and markets that are new to us, we must tailor our services and business model to the unique circumstances of such countries and markets, which can be complex, difficult, costly and divert management and personnel resources. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with global operations in general. Laws and business practices that favor local competitors or prohibit or limit foreign ownership of certain businesses or our failure to adapt our practices, systems, processes and business models effectively to the consumer and supplier preferences of each country into which we expand, could slow our growth. Certain markets in which we operate have, or certain new markets in which we may operate in the future may have, lower margins than our more mature markets, which could have a negative impact on our overall margins as our revenue from these markets grow over time.

In addition to the risks outlined elsewhere in this section, our global operations are subject to a number of other risks, including:

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	exposure to local economic or political instability, threatened or actual acts of terrorism and security concerns in general;

•

compliance with various laws and regulatory requirements relating to anti-corruption, antitrust or competition, economic sanctions, data content, data protection and privacy, consumer protection, employment and labor laws, health and safety, and advertising and promotions;

•	differences, inconsistent interpretations and changes in various laws and regulations, including international, national, state and provincial and local tax laws;

•	weaker or uncertain enforcement of our contractual and intellectual property rights;

•	preferences by local populations for local providers;

•

slower adoption of the internet and mobile devices as advertising, broadcast and commerce mediums and the lack of appropriate infrastructure to support widespread internet and mobile device usage in those markets;

•	our ability to support new technologies, including mobile devices, that may be more prevalent in certain global markets;

•

difficulties in attracting and retaining qualified employees in certain international markets, as well as managing staffing and operations due to increased complexity, distance, time zones, language and cultural differences; and

•	uncertainty regarding liability for services and content, including uncertainty as a result of local laws and lack of precedent.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

We are a multinational company with worldwide operations, including significant business operations in Europe. In June 2016, a majority of voters in the United Kingdom in a national referendum elected to withdraw from the European Union, and on March 29, 2017, the government of the United Kingdom formally initiated the withdrawal process. The terms of the withdrawal are subject to a negotiation period that could last at least two years from the withdrawal notification date. The referendum withdrawal process has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and political movements in other member states in favor of withdrawing from the European Union have thus far failed to win decision polls or take power.

These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future U.K. laws and regulations, including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws, could increase costs, depress economic activity, impair our ability to attract and retain qualified personnel. There is significant uncertainty about our future ability to employ E.U. nationals. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other European Union member states pursue withdrawal, barrier-free access between the United Kingdom and other European Union member states or among the European Economic Area overall could be diminished or eliminated. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to general litigation, regulatory disputes and government inquiries.

As a growing company with expanding operations, we have in the past and may in the future increasingly face the risk of claims, lawsuits, government investigations, and other proceedings involving competition and antitrust, intellectual property, privacy, consumer protection, accessibility claims, securities, tax, labor and employment, commercial disputes, services and other matters. The number and significance of these disputes and inquiries have increased as the political and regulatory landscape changes, and as we have grown larger and expanded in scope and geographic reach, and our services have increased in complexity.

We cannot predict the outcome of such disputes and inquiries with certainty. Regardless of the outcome, these can have an adverse impact on us because of legal costs, diversion of management resources, and other factors. Determining reserves for any litigation is a complex, fact-intensive process that is subject to judgment calls. It is possible that a resolution of one or more such proceedings could require us to make substantial payments to satisfy judgments, fines or penalties or to settle claims or proceedings, any of which could harm our business. These proceedings could also result in reputational harm, criminal sanctions, consent decrees or orders preventing us from offering certain products, or services, or requiring a change in our business practices in costly ways or requiring development of non-infringing or otherwise altered products or technologies. Litigation and other claims and regulatory proceedings against us could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are subject to regulatory activity and antitrust litigation under competition laws.

We are subject to scrutiny by various government agencies, including competition authorities. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anti-competitive conduct. Other companies or government agencies have in the past and may in the future allege that our actions violate the antitrust or competition laws of the European Commission or other countries or otherwise constitute unfair competition. An increasing number of governments are regulating competition law activities, including increased scrutiny in large markets such as China. Our business partnerships or agreements or arrangements with customers or other companies could give rise to regulatory action or antitrust litigation. In July 2017, Carré Couture, a small European competitor, which was declared bankrupt in May 2018, filed a complaint with the European Commission claiming that our retailer partnership agreements restrict competition because we ask retailers to commit to the relationship and list their inventory with us and not on competing platforms. We have responded to the allegations, and the complaint is pending. Complaints often remain open for a considerable period of time for procedural reasons. The European Commission is under a legal obligation to assess complaints, and unless a complaint is withdrawn, it must reject it by a formal decision where it takes the view that there are no grounds for action. Due to this process, complaints often remain open for several years. Some regulators may perceive our business to be used so broadly that otherwise uncontroversial business practices could be deemed anticompetitive. Certain competition authorities have conducted market studies of our industries. Such claims and investigations, even if without foundation, may be very expensive to defend, involve negative publicity and substantial diversion of management time and effort and could result in significant judgments against us or require us to change our business practices.

Risks Relating to our Intellectual Property

Failure to adequately protect, maintain or enforce our intellectual property rights could substantially harm our business and results of operations.

We rely on a combination of trademark, copyright, confidential information, trade secrets and patent law, and contractual restrictions to protect our intellectual property. The protection offered by these has its limitations. Despite our efforts to protect and enforce our proprietary rights, unauthorized parties have, and may in the future, use our trademarks or similar trademarks, copy aspects of our website images, features, compilation and functionality or obtain and use information that we consider as proprietary, such as the technology used to operate our website or our content.

We do not have comprehensive registered protection for all of our brands in all jurisdictions around the world. There is no guarantee that our pending trademark applications for any brand will proceed to registration, and even those trademarks that are registered could be challenged by a third party including by way of revocation or invalidity actions. Our competitors have adopted, and other competitors may adopt, service names similar to ours, thereby impeding our ability to build brand identity and possibly diluting our brand and leading to brand dilution or consumer confusion. In addition, there could be potential trade name or trademark ownership or infringement claims brought by owners of other rights, including registered trademarks, in our marks or marks similar to ours, including FARFETCH and BROWNS. Any such claims, brand dilution or consumer confusion related to our brands (including our trademarks) could damage our reputation and brand identity and substantially harm our business and results of operations.

In addition to our registered trademark protection, we have four unpublished patent applications in the United Kingdom, Europe and internationally, for aspects of our proprietary technology and we may file further patent applications in the future. There is no guarantee that these will result in issued patents, and even if these proceed to grant, they could be vulnerable to challenge by third parties, or their claims could be narrowed in scope by the issuing patent office such that they no longer adequately protect our proprietary technology. Further, we may decide not to pursue a patent application for an innovation due to the high costs, diversion of management time, and publication of the underlying innovation that arises from an application. The loss of our material intellectual property as a result of any claims or challenges, or the natural expiry of our intellectual property registrations, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Domain names generally are regulated by internet regulatory bodies, and the regulation of domain names is subject to change. Regulatory bodies have and may continue to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize the name “Farfetch” or other business brands in all of the countries in which we currently conduct or intend to conduct business. If we lose the ability to use a domain name, we could incur significant additional expenses to market our products within that country, including the development of new branding. This could substantially harm our business, results of operations, financial condition and prospects.

We rely on multiple software programmers (as employees or independent consultants) to design our proprietary technologies and photographers (as employees or independent consultants) to capture the products sold on our platform. Although we make every effort to ensure appropriate and comprehensive assignment or license terms are included in the contracts with such third parties, we cannot guarantee that we own or are properly licensed to use all of the intellectual property in such software or images. If we do not have, or lose our ability to use, such software or images, we could incur significant additional expense to remove such assets from our platform or re-engineer a portion of our technologies.

Litigation or similar proceedings have been necessary in the past and may be necessary in the future to protect, register and enforce our intellectual property rights, to protect our trade secrets and domain names and to determine the validity and scope of the proprietary rights of others. Further, any changes in law or interpretation of any such laws, particularly intellectual property laws, may impact our ability to protect, register or enforce our intellectual property rights. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could substantially harm our business, results of operations, financial condition and prospects.

Assertions by third parties of infringement or misappropriation by us of their intellectual property rights or confidential know how could result in significant costs and substantially harm our business and results of operations.

Third parties have, and may in the future, assert that we have infringed or misappropriated their trademarks, copyrights, confidential know how, trade secrets, patents or other intellectual property rights. We cannot predict whether any such assertions or claims arising from such assertions will substantially harm our business and results of operations, whether or not they are successful. If we are forced to defend against any infringement or other claims relating to the trademarks, copyright, confidential know how, trade secrets, patents or other intellectual property rights of third parties, whether they are with or without merit or are determined in our favor, we may face costly litigation or diversion of technical and management personnel. Furthermore, the outcome of a dispute may be that we would need to cease use of some portion of our technology, develop non-infringing technology, pay damages, costs or monetary settlements or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. Any such assertions or litigation could materially adversely affect our business, results of operations, financial condition and prospects.

In 2008 and 2009, a party related to Farfetch founder José Neves (the “Related Party”) executed two agreements (the “KH Licenses”) purporting to license certain know how (the “Know How”) from the Related Party to two third-party LLPs (the “LLPs”). The Know How was a high level explanation of the Farfetch platform and business model. The 2008 KH License expired in April 2018, and the 2009 KH License expires in April 2019. The KH Licenses did not include a license of any software code. The LLPs granted intra-group sub-licenses of the collective Know How under the KH Licenses, which was then further sub-licensed under two direct “Product and Development and Marketing Support Agreements” with Farfetch in 2008 and 2009, respectively (the “Direct Agreements”), in order for Farfetch to, among other services, develop the code, website architecture and brand that comprised the original Farfetch offering (the “Developed IP”). Under the terms of the Direct Agreements, the third party, rather than Farfetch, owned the Developed IP. In 2011, the licensing structure was amended and the intra-group sub-licenses from the LLPs were superseded by licenses of the Know How granted by each of the LLPs to Mr. Neves, who licensed such Know How (by way of a sub-sub-license) to Farfetch. Finally in 2011, the Direct Agreements were terminated, and the Developed IP was assigned from the third-party group to Farfetch.

In 2013, the Related Party executed a “Declaration regarding copyrights and intellectual property rights” (the “Declaration”), which declared that, among other things, between the period November 16, 1996 to February 27, 2010, the Related Party has not created any works or done anything which could originate intellectual property rights (defined to include know how) in connection with any of the entities in the original license chain (including Farfetch); any unknown intellectual property generated by the Related Party and used, licensed or in any other way exploited by those entities (including Farfetch) is transferred in full to Mr. Neves; and the Related Party agrees that any intellectual property in use by the above entities that were to become recognized by a court as belonging to the Related Party shall be transferred to Mr. Neves for €500. On April 29, 2014, Mr. Neves assigned all of his intellectual property rights and know how (including that obtained under the Declaration) to Farfetch.com. While seemingly conclusive, it is possible that the Declaration could be challenged. Although we do not expect our right to use the Know How to be successfully challenged, any such challenge could give rise to: (1) temporary injunctive relief which could restrict the use of such Know How by Farfetch and therefore operations of our business; (2) reputational damage; and/or (3) damages payable by Farfetch to the Related Party for any period of unauthorized use of the Know How following expiry of the KH License(s), any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our use of open source software may pose particular risks to our proprietary software and systems.

We use open source software in our proprietary software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require that source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from third parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, be limited in or cease using the implicated software unless and until we can re-engineer such software to avoid infringement or change the use of, or remove, the implicated open source software. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, non-infringement or functionality). Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to our Initial Public Offering and Ownership of our Class A Ordinary Shares

Our operating results and Class A ordinary share price may be volatile, and the market price of our Class A ordinary shares after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the factors set forth above.

In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our Class A ordinary shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our Class A ordinary shares may fluctuate in response to various factors, including the risks described above.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our Class A ordinary shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their Class A ordinary shares and may otherwise negatively affect the market price and liquidity of Class A ordinary shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

We cannot assure you that a market will develop for our Class A ordinary shares or what the price of our Class A ordinary shares will be, and public trading markets may experience volatility. Investors may not be able to resell their Class A ordinary shares at or above the initial public offering price.

Before this offering, there was no public trading market for our Class A ordinary shares, and we cannot assure you that one will develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your Class A ordinary shares. Public trading markets may also experience volatility and disruption. This may affect the pricing of the Class A ordinary shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Class A ordinary shares and the extent of regulation applicable to us. We cannot predict the prices at which our Class A ordinary shares will trade. The initial public offering price for our

Class A ordinary shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which our Class A ordinary shares will trade after this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our Class A ordinary shares may decline.

Our chief executive officer, José Neves, has considerable influence over important corporate matters due to his ownership of us. Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our chief executive officer, Mr. Neves, has considerable influence over important corporate matters due to his ownership of us. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to 20 votes per share, subject to certain exceptions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or other entity, other than an affiliate of Mr. Neves, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers associated with our two classes of ordinary shares, Mr. Neves will hold approximately 77.6% of the aggregate voting power of our company following the completion of this offering and the concurrent private placement (or 77.2% if the underwriters exercise their option to purchase additional Class A ordinary shares from us in full). As a result, Mr. Neves has considerable influence over matters such as electing or removing directors, approving any amendments to our Articles and approving material mergers, acquisitions or other business combination transactions. In addition, under our Articles, our Board will not be able to form a quorum without Mr. Neves for so long as Mr. Neves remains a director. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares of the opportunity to sell their shares at a premium over the prevailing market price.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors because we may rely on these exemptions.

We are eligible to be treated as an emerging growth company, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data in the registration statement on Form F-1 of which this prospectus is a part and not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.07 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our Class A ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Cayman laws and regulations with regard to such matters and intend to furnish quarterly financial information to the SEC, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we intend to provide comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2019. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the NYSE requirements to have the audit committee appoint our external auditors, the NYSE rules for shareholder meeting quorums and record dates and the NYSE rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and the concurrent private placement and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our Class A ordinary shares. We intend to use the net proceeds from this offering and the concurrent private placement for general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. The failure by our management to apply these funds effectively could result in financial losses that could adversely affect our business and cause the price of our Class A ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering and the concurrent private placement in a manner that does not produce income or that loses value.

Participation in this offering by Artemis could reduce the public float for our Class A ordinary shares.

Artemis has indicated an interest in purchasing an aggregate of up to $50.0 million in Class A ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Artemis could determine to purchase more, less or no Class A ordinary shares in this offering or the underwriters could determine to sell more, less or no shares to Artemis. The underwriters will receive the same discount on any of our Class A ordinary shares purchased by Artemis as they will from any other shares sold to the public in this offering.

If Artemis is allocated all or a portion of the shares in which it has indicated an interest in this offering or more, and purchase any such shares, such purchase could reduce the available public float for our shares if Artemis holds these shares long term. Artemis has agreed not to sell or transfer any of our Class A ordinary shares that it purchases during the one-year period commencing from the consummation of this offering, subject to limited exceptions.

If you purchase Class A ordinary shares in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our Class A ordinary shares is substantially higher than the net tangible book deficit per share. Therefore, if you purchase our Class A ordinary shares in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book deficit per share after this offering. Based on the initial public offering price of $18.00 per Class A ordinary share, you will experience immediate dilution of $14.76 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the concurrent private placement at the initial public offering price. We also have a number of outstanding options to purchase Class A ordinary shares with exercise prices that are below the initial public offering price of our Class A ordinary shares. To the extent that these options are exercised, you will experience further dilution. See “Dilution” for more detail.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to put in place appropriate and effective internal controls over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner, which may adversely affect investor confidence in us and, as a result, the value of our Class A ordinary shares.

As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the audit of the financial year ended December 31, 2017, we identified certain control deficiencies in the design and operation of our internal controls over our financial reporting that constituted material weaknesses. The control deficiencies resulted from (1) our technology access and change control environment not supporting an efficient or effective internal control framework and (2) reliance on manual processes.

Following the identification of these material weaknesses, we have taken steps to address these control deficiencies and continue to implement our remediation plan, which we believe will address their underlying causes. We are executing on our remediation plan for these material weaknesses by establishing more robust processes supporting internal control over financial reporting, implementing formal access and change controls to our systems, automation of a number of system interfaces to improve our information technology systems. In addition, we have hired and will continue to hire additional accounting, finance and technology personnel. However, these material weaknesses may not be fully remediated until we have operated our business with these controls in place for a sufficient period of time.

If we are unable to remediate our material weaknesses and implement and maintain effective internal control over information technology and financial reporting and effective disclosure controls and procedures, or if we fail to meet the other demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures, modify the remediation plan described above or identify additional control deficiencies or material weaknesses. We cannot assure you that our remediation plan will be sufficient to prevent future material weaknesses from occurring. There is no assurance that we will not identify additional material weaknesses or deficiencies in our internal control over financial reporting in the future.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on our internal control over financial reporting, when required, or if additional material weaknesses or deficiencies in our internal controls are identified, we could be subject to sanctions or investigations by the NYSE, the SEC or other regulatory authorities, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our share price may be adversely affected.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our Board.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, or Section 404, and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

A significant portion of our total issued and outstanding Class A ordinary shares are eligible to be sold into the market in the near future, which could cause the market price of our Class A ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our Class A ordinary shares in the public market, or the perception in the market that the holders of a large number of Class A ordinary shares intend to sell, could reduce the market price of our Class A ordinary shares. After giving effect to the Reorganization Transactions, the sale of Class A ordinary shares in this offering and the concurrent private placement, we will have 246,896,805 Class A ordinary shares outstanding (or 253,533,367 if the underwriters exercise their option to purchase additional Class A ordinary shares in full). The Class A ordinary shares sold in this offering and the concurrent private placement or issuable pursuant to the equity awards we grant will be freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our executive officers, directors and existing holders of substantially all of our existing Class A ordinary shares, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our Class A ordinary shares or securities convertible into or exchangeable for shares of Class A ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. Kadi Group has agreed not to sell or transfer any of our Class A ordinary shares it held immediately prior to this offering during the two-year period commencing from consummation of this offering, subject to limited exceptions. In addition, the Kadi Group has agreed to a 180-day lock-up agreement with the underwriters pursuant to which both of its pre-offering Class A ordinary shares and Class A ordinary shares purchased in the concurrent private placement will be locked up for a period of 180 days, subject to certain exceptions. See “Prospectus Summary—Concurrent Private Placement” for additional information. Artemis has also agreed not to sell or transfer any of our Class A ordinary shares that it may purchase in this offering during the one-year period commencing from the consummation of this offering, subject to limited exceptions. Such Class A ordinary shares will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our Class A ordinary shares after this offering.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding Class A ordinary shares.

We may not pay dividends on our Class A ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of our Class A ordinary shares.

We may not pay any cash dividends on our Class A ordinary shares in the future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A ordinary shares is solely dependent upon the appreciation of the price of our Class A ordinary shares on the open market, which may not occur. See “Dividend Policy.”

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Articles, the Companies Law and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less well-developed Cayman Islands law in this area.

A merger or consolidation may proceed under Cayman Islands law in one of two ways: by a court-sanctioned scheme of arrangement or by a statutory merger, see “Description of Share Capital and Articles of Association.” While Cayman Islands law allows a shareholder objecting to a court-sanctioned scheme of arrangement to express a view that such scheme of arrangement would not provide fair value for the shareholder’s shares, Cayman Islands statutory and common law in respect of schemes of arrangement does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation effected by a scheme of arrangement of a company that has otherwise received the prescribed shareholder approval. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation effected by a scheme of arrangement or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, in the event of a merger or consolidation consummated under the statutory merger regime, Cayman Islands law does provide a mechanism for a dissenting shareholder to require us to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies, such as ours, have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

It should be noted that the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the United States. Subject to limited exceptions, under Cayman Islands law, a shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our Board than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law and the laws applicable to companies incorporated in the State of Delaware and their shareholders, see “Description of Share Capital and Articles of Association.”

Anti-takeover provisions in our organizational documents may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Class A ordinary shares and prevent attempts by our shareholders to replace or remove our current management.

Our Articles contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. Our Board may be removed by an ordinary resolution of our shareholders. In addition, Board vacancies may be filled by an affirmative vote of the remaining Board members. Following the conversion of the Class B ordinary shares the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively as determined by the chairman of our Board at the relevant time, and directors will generally be elected to serve staggered three year terms. These provisions may make it more difficult to remove management.

Our Board has the ability to designate the terms of and issue preferred shares without shareholder approval.

Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (1) there is advance approval of our Board, (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (3) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder.

Taken together, these provisions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A ordinary shares. See “Description of Share Capital and Articles of Association.”

There may be difficulties in enforcing foreign judgments against us, our directors or our management, as well as against the selling shareholders.

Certain of our directors and management and certain of the other parties named in this prospectus reside outside the United States. Most of our assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. See “Enforcement of Civil Liabilities.”

In particular, investors should be aware that there is uncertainty as to whether the courts of the Cayman Islands or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or our management as well as against the selling shareholders predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in the Cayman Islands or any other applicable jurisdictions courts against us, our directors or our management, as well as against the selling shareholders predicated upon the securities laws of the United States or any state in the United States.

Farfetch Limited is a holding company with no operations of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A ordinary shares adversely, our share price and trading volume of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding our Class A ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A ordinary shares would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume of our Class A ordinary shares to decline.

We may be treated as a passive foreign investment company, which could result in material adverse tax consequences for investors in the Class A ordinary shares subject to U.S. federal income tax.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), or (2) 50% or more of the value of our assets, determined on the basis of a quarterly average, during such year is attributable to assets that produce or are held for the production of passive income. Based on the currently anticipated market capitalization, which will fluctuate over time, and the current and anticipated composition of our income, assets and operations, we do not expect to be treated as a PFIC for the current taxable year or in the foreseeable future. However, our status as a PFIC in any taxable year requires a factual determination that depends on, among other things, the composition of our income, assets, and activities in each year, and can only be made annually after the close of each taxable year. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the Class A ordinary shares, the U.S. Holder may be subject to material adverse tax consequences upon a sale, exchange, or other disposition of the Class A ordinary shares, or upon the receipt of distributions in respect of the Class A ordinary shares. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are a PFIC for any taxable year. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in the Class A ordinary shares. For further discussion, see “Material U.S. Federal Income Tax Considerations for U.S. Holders.”

If a United States person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (“CFC”). Additionally, because our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC. If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a U.S. shareholder that is an individual would generally be denied certain tax deductions or indirect foreign tax credits in respect of its income mandatory income inclusion that may otherwise be allowable to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFC, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. U.S. investors should consult their own advisors regarding the potential application of these rules to their investment in the Class A ordinary shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and our future business and operating results;

•	our strategies, plans, objectives and goals;

•	our use of the net proceeds from the sale of Class A ordinary shares by us in this offering and the concurrent private placement; and

•	our expectations regarding the development of our industry, market size and the competitive environment in which we operate.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors,” including the following:

•	purchasers of luxury products may not choose to shop online in sufficient numbers;

•	our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

•	the volatility and difficulty in predicting the luxury fashion industry;

•	our reliance on a limited number of retailers and brands for the supply of products on our Marketplace;

•	our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors;

•	our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products;

•	our reliance on information technologies and our ability to adapt to technological developments;

•	our ability to acquire or retain consumers and to promote and sustain the Farfetch brand;

•	our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information;

•	our ability to successfully launch and monetize new and innovative technology;

•	our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; and

•

Mr. Neves has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $563.5 million, assuming an initial public offering price per share of $18.00, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses of the offering that are payable by us, and approximately $25.3 million from the concurrent private placement, assuming an initial public offering price per share of $18.00, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full, the net proceeds to us from this offering would increase to $676.4 million, assuming an initial public offering price per share of $18.00, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated expenses of the offering that are payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our net proceeds from this offering, after deducting the estimated underwriting discounts and estimated commissions and expenses, by $31.8 million, and our net proceeds from the concurrent private placement by $1.4 million, in each case assuming that the number of Class A ordinary shares offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 Class A ordinary shares in the number of Class A ordinary shares offered by us would increase (decrease) our net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and estimated expenses, by approximately $17.0 million, assuming no change in the assumed initial public offering price per share. Expenses of this offering will be paid by us.

We will not receive any proceeds from the sale of Class A ordinary shares by the selling shareholders.

The principal purposes of this offering are to create a public market for our Class A ordinary shares, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering and the concurrent private placement for working capital, to fund incremental growth and other general corporate purposes, including possible acquisitions. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering and the concurrent private placement.

DIVIDEND POLICY

We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. However, if we do pay a cash dividend on our ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law.

The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our Articles. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations.

Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.

Any dividends we declare on our shares will be in respect of both our Class A ordinary shares and Class B ordinary shares and will be distributed such that a holder of one of our Class B ordinary shares will receive the same amount of the dividends that are received by a holder of one of our Class A ordinary shares. We will not declare any dividend with respect to the Class A ordinary shares without declaring a dividend on the Class B ordinary shares, and vice versa.

We have not paid dividends in the six months ended June 30, 2017 and 2018 and the years ended December 31, 2015, 2016 and 2017.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2018:

•	on an actual basis;

•	on a pro forma basis to reflect the Reorganization Transactions; and

•

on a pro forma as adjusted basis to give effect to: (1) the Reorganization Transactions, (2) the issuance and sale of 33,609,891 Class A ordinary shares in this offering at the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (3) the issuance and sale of 1,407,395 Class A ordinary shares in the concurrent private placement at the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Investors should read this table in conjunction with our audited financial statements and notes thereto included in this prospectus as well as “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$336,982	$339,589	$928,458

Total debt, including current portion	$—	$—	$—
Shareholders’ equity:
Share capital	7,374	—	—
Issued capital:
Class A ordinary shares	—	8,475	9,876
Class B ordinary shares	—	1,714	1,714
Share premium	782,177	781,970	1,369,437
Foreign exchange and other reserves	40,572	39,523	39,523
Accumulated losses	(397,585)	(396,536)	(396,536)

Total shareholders’ equity	432,538	435,146	1,024,014

Total capitalization	$432,538	$435,146	$1,024,014

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, issued share capital and share premium, total shareholders’ equity and total capitalization by approximately $31.8 million, assuming the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, issued share capital and share premium, total shareholders’ equity and total capitalization by approximately $17.0 million, assuming no change in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

Pro forma and Pro Forma As Adjusted shareholders’ equity amounts shown in the table above exclude the impact of:

•	34,687,070 Class A ordinary shares issuable upon the exercise of share options outstanding as of June 30, 2018 at a weighted average exercise price of $5.64 per share;

•	27,158,649 Class A ordinary shares reserved for future issuance under our employee share option programs as described in “Management—Long-Term Incentive Plans;”

•

189,995 Class A ordinary shares issuable upon the exercise of 37,999 warrants outstanding at a weighted exercise price of $30.41, which will remain outstanding following the consummation of this offering; and

•

2,741,350 Class A ordinary shares issuable upon the exercise of share options and 964,015 Class A ordinary shares issuable upon the exercise of restricted stock units granted in connection with this offering as described in “Management—Long-Term Incentive Plans—New Equity Awards.”

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share immediately following the consummation of this offering and the concurrent private placement.

At June 30, 2018, we had a pro forma net tangible book value of $351.2 million, corresponding to a pro forma net tangible book value of $1.38 per share. Pro forma net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding, after giving effect to the Reorganization Transactions.

After giving effect to the sale by us of 33,609,891 Class A ordinary shares in this offering at the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and of 1,407,395 Class A ordinary shares in the concurrent private placement at the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value at June 30, 2018 would have been approximately $940.1 million, representing $3.24 per share. This represents an immediate increase in pro forma net tangible book value of $1.86 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $14.76 per share to new investors purchasing Class A ordinary shares in this offering at the assumed initial public offering price. Dilution in pro forma net tangible book value per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution to new investors purchasing Class A ordinary shares in the offering.

Assumed initial public offering price		$18.00
Pro forma net tangible book value per share	$1.38
Increase in pro forma net tangible book value per share attributable to this offering and the concurrent private placement	1.86

Pro forma as adjusted net tangible book value per share		3.24

Dilution in pro forma net tangible book value per share to new investors		$14.76

If the underwriters exercise their option to purchase additional Class A ordinary shares from us in full, our pro forma as adjusted net tangible book value per share after this offering would be $3.55 per share, representing an immediate increase in pro forma net tangible book value per share of $2.17 per share to existing shareholders and immediate dilution of $14.45 per share in pro forma as adjusted net tangible book value per share to new investors purchasing Class A ordinary shares in this offering, based on an assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. Kadi Group will not purchase any further Class A ordinary shares in the event that the underwriters exercise their option to purchase additional shares.

Each $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the pro forma as adjusted net tangible book value after this offering by $0.11 per share and the dilution per share to new investors in the offering by $0.89 per share, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes, on an as adjusted pro forma basis, as of June 30, 2018, the total number of Class A and Class B ordinary shares purchased from us and the concurrent private placement, the total consideration paid to us and the average price per share paid by the existing shareholders and by new investors purchasing Class A ordinary shares in this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Number	Percent
Existing shareholders	254,737,599	88%	$792,158,504	55%	$3.11
Concurrent private placement	1,407,395	—	25,333,110	2	18.00
New investors	33,609,891	12	604,978,038	43	18.00

Total	289,754,885	100%	$1,422,469,652	100%	$4.91

The total number of shares reflected in the discussion and tables above is based on 289,754,885 Class A and Class B ordinary shares outstanding as of June 30, 2018 on an as adjusted pro forma basis, and does not reflect the shares purchased by new investors from the selling shareholders.

Sales by the selling shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to 244,103,741, or approximately 84% of the total number of ordinary shares outstanding after the offering.

If the underwriters exercise their option to purchase additional ordinary shares in full, the following will occur:

•

the percentage of our ordinary shares held by existing shareholders will decrease to approximately 86% of the total number of our ordinary shares outstanding after this offering and the concurrent private placement; and

•

the percentage of our ordinary shares held by new investors will increase to approximately 14% of the total number of our ordinary shares outstanding after this offering and the concurrent private placement.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

We have historically conducted our business through Farfetch.com and its subsidiaries, and therefore our historical consolidated financial statements present the results of operations of Farfetch.com. Prior to the consummation of this offering, we will engage in the Reorganization Transactions. Following these Reorganization Transactions and this offering, our financial statements will present the results of operations of Farfetch Limited and its consolidated subsidiaries. Farfetch Limited’s financial statements will be the same as Farfetch.com’s financial statements prior to this offering, as adjusted for the Reorganization Transactions. Upon consummation, the Reorganization Transactions will be reflected retroactively in Farfetch Limited’s financial statements. See “Prospectus Summary—The Reorganization Transactions.”

We prepare our consolidated financial statements in accordance with IFRS as issued by IASB. The following selected historical consolidated financial data as of December 31, 2016 and 2017 and for the years ended December 31, 2015, 2016 and 2017 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2018 and for the six months ended June 30, 2017 and 2018 has been derived from our unaudited interim condensed consolidated financial statements, which are included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair statement of the results for the unaudited interim periods. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
	(in thousands except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$172,571	$267,508	$142,305	$242,116	$385,966
Cost of revenue	(78,223)	(130,643)	(69,702)	(125,238)	(181,200)

Gross profit	94,348	136,865	72,603	116,878	204,766

Selling, general and administrative expenses	(125,762)	(208,801)	(130,073)	(205,558)	(299,260)

Share of profits of associates	15	24	—	18	31

Operating loss	(31,399)	(71,912)	(57,470)	(88,662)	(94,463)
Net finance income/(costs)	1,690	4,218	(4,265)	7,402	(17,642)

Loss before tax	(29,709)	(67,694)	(61,735)	(81,260)	(112,105)
Income tax credit/(expense)	429	(714)	628	(199)	(170)

Loss after tax	$(29,280)	$(68,408)	$(61,107)	$(81,459)	$(112,275)

Loss per share attributable to owners of the parent:
Basic and diluted	$(0.75)	$(1.42)	$(1.80)	$(2.21)	$(2.62)
Weighted average shares outstanding:
Basic and diluted	39,254,535	48,316,103	33,610,279	36,864,992	42,867,409

Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	$(25,967)	$(105,962)	$(37,258)	$(47,079)	$(59,320)
Net cash outflow from investing activities	(12,840)	(27,393)	(27,571)	(16,961)	(28,863)
Net cash inflow from financing activities	$299,639	$82,269	$77,414	$161,173	$300,142

	As of June 30,	As of December 31,
	2018	2016	2017
	(in thousands)
Consolidated Statement of Financial Position Data:
Non-current assets	$127,958	$64,128	$110,266
Current assets	472,547	180,904	452,792
Total assets	600,505	245,032	563,058
Current liabilities	155,999	89,425	155,890
Non-current liabilities	11,968	36,691	10,265
Total liabilities	167,967	126,116	166,155
Share capital and premium	789,551	348,832	686,972
Total equity	$432,538	$118,916	$396,903

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data,” our historical consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements.

On May 15, 2018, Farfetch Limited was incorporated under the laws of the Cayman Islands to become the holding company of Farfetch.com Limited and its subsidiaries pursuant to the Reorganization Transactions. See “Prospectus Summary—The Reorganization Transactions” for a complete description of the Reorganization Transactions. Farfetch Limited has engaged solely in operations and activities incidental to its formation, the Reorganization Transactions and the initial public offering of our Class A shares. Accordingly, financial information for Farfetch Limited and a discussion and analysis of its results of operations and financial condition for the period of its operations prior to the Reorganization Transactions would not be meaningful and are not presented. Following the Reorganization Transactions, the historical consolidated financial statements of Farfetch Limited will include the historical consolidated financial results of Farfetch Limited and its consolidated subsidiaries for all periods presented. When we refer to the Consolidated Group or Group, we are referring to Farfetch Limited and its consolidated subsidiaries.

Overview

Farfetch is the leading technology platform for the global luxury fashion industry. We operate the only truly global luxury digital marketplace at scale, seamlessly connecting brands, retailers and consumers. We are redefining how fashion is bought and sold through technology, data and innovation. We were founded ten years ago, and through significant investments in technology, infrastructure, people and relationships, we have become a trusted partner to luxury brands and retailers alike.

The global market for personal luxury goods was estimated to be worth $307 billion in 2017 and is expected to reach $446 billion by 2025, according to Bain, and is largely characterized by family-controlled companies, brand integrity, longstanding relationships and fragmented supply. As a result, these sellers have been cautious in their adoption of emerging commerce technologies.

We are a technology company at our core and have created a purpose-built platform for the luxury fashion industry. Our platform consists of three main components:

•	Applications. The Farfetch Marketplace is the primary application on our platform. In addition, we continue to build other offerings including Farfetch Black & White and Farfetch Store of the Future.

•

Services. We have invested in and developed an integrated service offering, including content creation and end-to-end logistics. This enables us to offer the high-quality environment required by the luxury ecosystem.

•

Data. We use our rich data sets and proprietary algorithms to deliver an enhanced consumer experience and create better businesses for retailers and brands. Our data insights drive operational efficiencies that create value for all partners on our platform.

The Farfetch Marketplace is the first and largest application built on our platform and is currently the source of over 90% of our revenue. As of June 30, 2018, the Farfetch Marketplace connected over 2.3 million Marketplace consumers in 190 countries to over 980 luxury sellers. For consumers, we provide curated access to the highly fragmented supply of luxury merchandise. For luxury sellers, we facilitate connection to the deepest pool of luxury consumers across the world. Aggregating a large number of luxury sellers requires long and careful relationship building and acts as a significant barrier to entry. We have carefully nurtured these relationships for a decade. Our Marketplace model allows us to offer the broadest and deepest selection of luxury fashion available online globally, while incurring minimal inventory risk and without capital-intensive retail operations.

We are redefining commerce for luxury sellers. With access to a global consumer base, combined with an integrated marketing approach, we drive demand for our luxury sellers. Luxury sellers gain deep data insights and real-time feedback that are valuable in their decision making. They choose our platform because we help them grow their businesses with an enhanced online presence, powerful data tools and superior economics, all while retaining control, which is critical to them. By providing a digital storefront, inventory management, a global logistics solution and other tools to help manage their businesses, we are embedding ourselves as both a commerce enabler and an innovation partner.

Our business has grown significantly, as evidenced by the following:

•	As of December 31, 2017, we had 935,772 Active Consumers, up 43.6% since December 31, 2016. As of December 31, 2016, we had 651,674 Active Consumers, up 56.8% since December 31, 2015.

•	Our GMV was $909.8 million in 2017, up 55.3% over 2016, and was $585.8 million in 2016, up 53.4% from 2015.

•	Our revenue was $386.0 million in 2017, up 59.4% over 2016, and was $242.1 million in 2016, up 70.1% from 2015.

•	Our Adjusted Platform Revenue was $296.4 million in 2017, up 63.8% over 2016, and was $180.9 million in 2016, up 69.4% from 2015.

Our History

Our Business Model

We generate income from transactions between sellers and consumers conducted on our platform. Transactions generate GMV, which we collect and remit to sellers after deducting our income, which is based on a revenue-share model. This represents the majority of our income.

Our revenue is the combination of three streams:

•

Adjusted Platform Revenue, which primarily includes commissions based on Third-Party Take Rate. To a lesser extent, we generate revenue from the sale of inventory on the platform that is directly purchased by our Browns boutiques and sold online where revenue is equal to the GMV of such sales.

•

Platform Fulfilment Revenue, which comes from shipping and customs clearing services that we provide to our consumers in relation to fulfilling transactions on our platform, net of consumer promotional incentives, such as free shipping and promotional codes, against this revenue.

•	Browns In-Store Revenue, which is the revenue generated in Browns retail stores.

We focus on Adjusted Platform Revenue, as we think this best represents the economic value being generated by the platform.

For the year ended December 31, 2017, our revenue was $386.0 million, being:

• $296.4 million of Adjusted Platform Revenue, which includes $256.8 million of commission from third-party sellers and other platform income and $39.6 million of first-party revenue;

• $74.2 million of Platform Fulfilment Revenue; and

• $15.4 million of Browns In-Store Revenue.

Platform Gross Profit represents Adjusted Platform Revenue and Platform Fulfilment Revenue less our cost of revenue, which is transaction processing fees, customs duties, shipping costs, packaging and other direct order related costs. Platform Gross Profit as a percentage of Adjusted Platform Revenue reflects the value of platform transactions before demand generation expense.

See below for a graphical description of our consolidated revenue for the year ended December 31, 2017 as an illustration.

Visual Representation of GMV, Revenue and Gross Profit

For the year ended December 31, 2017

For the year ended December 31, 2017, Platform GMV was $894.4 million, including $74.2 million of Platform Fulfilment Revenue.

Platform GMV is generated by the Farfetch Marketplace, which contributed over 95% of Platform GMV for the year ended December 31, 2017. Platform GMV is also generated by Farfetch Black & White, our modular white-label ecommerce solution that provides brands and retailers with services ranging from a full-service branded ecommerce solution to individual off-the-shelf components.

Browns is an iconic British fashion and luxury goods boutique. Browns operates two retail stores in London and also leverages applications on our platform. Ownership of Browns enables us to understand the fashion ecosystem through the lens of a boutique. In addition to enhancing our credibility in fashion, Browns also serves the critical mission of pioneering innovations developed under our Augmented Retail strategy, including providing a luxury fashion boutique environment to test our Farfetch Store of the Future technology. For the year ended December 31, 2017, Browns generated $15.4 million of Browns In-Store Revenue.

Over time, we plan to monetize other aspects of our platform. The first example of our Augmented Retail strategy is Farfetch Store of the Future, a suite of technologies that aims to improve retail productivity by capturing consumer data and enhancing interactions between consumers and sales associates, both in store and when the consumer interacts with the retailer or brand offline. We believe the future of luxury fashion retail will be defined by the reinvention of the consumer experience through online and offline integrations, and we are investing in innovation to achieve this vision.

Factors Affecting our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

Growth and Quality of our Luxury Supply

Our business model allows us to offer consumers the broadest and deepest selection of luxury, with a high stock value while incurring minimal inventory risk, by combining supply from a large number of globally distributed luxury sellers. Our success depends on the participation of these luxury sellers on the Farfetch Marketplace, their highly curated range of products and our ability to effectively sell these goods.

We have a rigorous framework to assess retailers and brands. Boutique selection is based on their brand assortment, category focus, market reputation and strength of buying. Brand selection is based on demand and trends, so that we offer our consumers access to the best, most current and most desirable products.

As of June 30, 2018, we had 989 luxury sellers on the Farfetch Marketplace, of which 614 were retailers and 375 were brands who sell directly on our Marketplace. A key driver of our SKU and stock value growth has been the inclusion of brands selling directly on our platform, growing from 49 brands as of December 31, 2015 to 300 as of December 31, 2017. The combined power of our retailers and brands means, as of the same date, we had over 3,200 different brands available on the Farfetch Marketplace, ranging from heritage brands to emerging designers.

We have strong relationships with our luxury sellers. Of our 614 retailers, 98% have entered into an exclusive relationship with us. In the last three years, we have retained all of our top 100 retailers, and all but one of our top 100 brands, excluding those we terminated for poor performance.

The selection of merchandise for sale on the Farfetch Marketplace must meet the needs of constantly evolving consumer tastes and adapt to rapidly changing fashion trends. Therefore, our success is also dependent on the ability of our luxury sellers to anticipate, identify and translate changing fashion trends and consumer demands into timely and appropriately curated product offerings. We constantly provide our partners with fashion insight that comes from our analysis of browsing, sales and returns data trends across the Farfetch Marketplace, as well as the offline sales data points that come from our real-time integrations with our luxury sellers.

The breadth and depth of inventory available through the Farfetch Marketplace is reflected in our stock value. Brands and designers typically have two primary seasonal collections per year, spring/summer and fall/winter. For the 2018 spring/summer season, we had 5.7 million stock units available on our Marketplace, with an aggregate stock value of $2.4 billion, up from 3.9 million stock units available with an aggregate stock value of $1.8 billion for the 2017 fall/winter season. The figures below represent the cumulative stock value uploaded and stock units available on our Marketplace in each key selling season of the fashion year.

Stock Value(1) ($ billions)	Stock Units (millions)

(1) Stock Value means the combined amount of all stock units available on our Marketplace multiplied by each item’s retail unit price.

We expect to continue to grow the stock value and stock units on our Marketplace from existing luxury sellers, adding luxury sellers from new geographies, large multi-brand retailers and new brands.

Growth, Engagement and Retention of Our Active Consumers

Platform GMV and revenue grow as a result of acquiring and retaining Active Consumers, increasing the Number of Orders and driving an increase in our AOV.

As of June 30, 2018, we had 1,118,047 Active Consumers, up from 796,297 as of June 30, 2017. As of December 31, 2017, we had 935,772 Active Consumers, up from 651,674 as of December 31, 2016. The Number of Orders for the six months ended June 30, 2018 was 1,305,297, up from 853,195 for six months ended June 30, 2017. The Number of Orders for the year ended December 31, 2017 was 1.9 million, up from 1.3 million for the year ended December 31, 2016. The figures below represent the growth of Active Consumers and Number of Orders for the years ended December 31, 2015, 2016 and 2017.

Note: Number of orders net of cancellations.

We have been able to grow Platform GMV from both new and existing consumers since launching the Farfetch Marketplace in 2008. While we continue to acquire new consumers, the share of Platform GMV from existing consumers has also increased over time, indicating our ability to retain existing consumers. Existing consumers generated 55.6% of GMV from our Marketplace in the year ended December 31, 2017, up from 49.1% in the year ended December 31, 2016 and 46.8% in the year ended December 31, 2015.

We define new consumers as those who placed their first order on our Marketplace. The figures below represent our GMV from our Marketplace by consumer cohort for the year ended December 31, 2017.

We expect growth in new consumers to be driven by further penetration of the luxury consumer market, including growing our business in emerging markets, such as China, the Middle East, Latin America and Eastern Europe.

Cost of Consumer Acquisition and Engagement

Our financial performance also depends on the expenses we incur to attract and retain consumers.

Demand generation expense consists primarily of fees that we pay our various media and affiliate partners. We will continue to invest in consumer acquisition and retention while the underlying consumer unit economics indicate the return on investment is strong. While we expect these expenses to increase as we continue to grow, we expect such expenses to decrease as a percentage of Adjusted Revenue over time as we continue to improve the efficiency of our demand generation activities and the percentage of our business related to existing consumers increases. In particular, we have recently gained efficiencies in our performance marketing spend by leveraging the large volume of product performance data that we have available to enhance our media bidding decisions across paid search, meta-search and online display. We also expanded our network of active media partners, which extended our audience reach and further diversified its overall media mix. The cost of marketing to our existing consumers has also improved as adoption of our iOS and Android apps has increased, allowing for use of low or no cost in-app notifications to app users and by running highly personalized activation campaigns across social and online display channels.

In determining how successful our consumer acquisition and retention strategy is, we closely monitor the initial Consumer Acquisition Cost (“CAC”), the Lifetime Value of a Consumer (“LTV”) and Platform Order Contribution Margin. These performance indicators enable us to assess the strength of the short-term and long-term consumer unit economics.

•	CAC means demand generation expense attributable only to new consumer acquisition during a specific time period divided by the number of new consumers acquired during the same period.

•

LTV means cumulative Platform Order Contribution, calculated as gross profit less demand generation expense, excluding demand generation expense attributable to any new consumer acquisition, over a period of time attributable to a particular consumer cohort since the acquisition of those consumers divided by the number of consumers acquired during the cohort period. Each consumer cohort is defined as consumers who have been acquired during a specific period.

•	Platform Order Contribution Margin means Platform Order Contribution as a percentage of Adjusted Platform Revenue during a particular financial period.

We deploy our demand generation expense across a variety of channels, such as search engine marketing, search engine optimization, display advertising and affiliate marketing, and we monitor on a real-time basis the aggregate LTV of each cohort and the return on CAC across each channel. We adjust and re-allocate our demand generation expense across channels, customer segments and geographical markets to optimize for efficiencies based on real-time changes in the advertising marketplace. We also consider the efficiency of allocating demand generation expense between acquiring new consumers or targeting existing consumers. We manage our demand generation expense to a daily Platform Order Contribution target.

The LTV/CAC ratio illustrates the LTV on average each consumer generates as a multiple of CAC. Our increased LTV/CAC ratio demonstrates that each cohort is becoming more valuable. We believe we can generate a higher LTV over time or can spend less on demand generation to achieve a comparable return. The following indicators illustrate the efficiency of our consumer acquisition economics to date:

•	Six month LTV/CAC ratio for the years ended December 31, 2015, 2016 and 2017 cohorts was 1.42, 1.53 and 1.77, respectively; and

•	Platform Order Contribution Margin for the years ended December 31, 2015, 2016 and 2017 was 33.0%, 35.0% and 43.0%, respectively.

Lifetime Value of a Consumer to Consumer Acquisition Cost Ratios

Across each of these cohorts, the payback period on CAC has been consistently less than six months. Our LTV/CAC ratios for more recently acquired cohorts have been stronger than earlier cohorts, as we have managed to lower our CAC and increase our LTV of acquired consumers over time. This has allowed us to increase total consumer acquisition spend, and as a result, increase our number of new Marketplace consumers.

We also generate highly attractive consumer economics. While we are continuously focused on adding new Active Consumers to the Farfetch Marketplace, we are also focused on increasing their purchase frequency and Average Order Value after their initial purchase, while lowering retention expenditure. As a result, our existing consumers have typically generated a higher Platform Order Contribution Margin over time.

The chart below illustrates the Order Contribution Margin attributable to our new and existing consumers along with their overall Order Contribution Margin on the Farfetch Marketplace in each of the years ended December 31, 2015, 2016 and 2017. As we have increased the proportion of our business derived from existing consumers, driven by higher retention rates and order frequency, we have also seen a corresponding increase in our blended Order Contribution Margin attributable to our Marketplace over time, driving the overall Platform Order Contribution Margin.

Marketplace Order Contribution Margin (% Adjusted Marketplace Revenue)

Fulfilment

To facilitate and grow our platform, we provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is by and large a pass-through cost with no economic benefit to us, and therefore we calculate our Adjusted Revenue excluding Platform Fulfilment Revenue. We offer our platform partners access to a fully integrated logistics network, which enables them to ship to consumers in 190 countries. This is an essential part of the consumer proposition and provides an unparalleled luxury experience. We have developed a comprehensive cross-border network for delivery, provided by leading third-party partners globally, which also provides Marketplace consumers with a free, simple and efficient returns process. In 2017, 91% of our orders were cross border. We have invested significant resources into developing this network, and this has created a significant competitive advantage and economies of scale.

Scaling our Global Platform

We will continue to invest in our smart supply chain management and luxury customer care to provide our consumers with a differentiated global product offering but localized consumer experience. Our end-to-end operations include in-house content creation to achieve a luxury product presentation, localized interfaces, multilingual customer service, secure payment methods and seamless customs clearance and tariffs navigation. While we expect our operational expenses to increase as we continue to grow, we expect such expenses to decrease as a percentage of Adjusted Revenue over time as we continue to achieve economies of scale and deliver operating leverage.

Investments in Technology and Innovation

We will continue to invest in people, product and infrastructure to maintain and grow our platform and to drive technological innovation in the luxury industry. Our technology expense in the six months ended June 30, 2018 was $31.0 million, up 178.9% from $11.1 million in the six months ended June 30, 2017. Our technology expense has increased as we continue to recruit additional personnel and to develop our technology expertise across the full spectrum of engineering, architecture, infrastructure, data engineering, integrations, security, agile and project management, and information systems and planning. As of December, 31, 2017, we had 802 full-time data scientists, engineers and product employees, representing 35.0% of our total headcount. We plan to increase our technology headcount, including additional data scientists and engineers, to approximately 1,500 people by the end of 2018.

We are also executing on our vision for Augmented Retail, including Farfetch Store of the Future. Our Augmented Retail vision reflects the retail experience of the future by giving retailers visibility of their consumers’ preferences, both in store and online, enabling them to enhance the services they can offer. With this in mind, we have developed a range of services and technologies to progress innovation in the luxury industry. As part of the investment into this area, in February 2018, we announced a multi-year global innovation partnership with CHANEL, through which we will work together to develop a range of digital initiatives to deliver a superior consumer experience both offline and online. The partnership is the first of its kind in the luxury retail industry. Through these investments in technology and innovation, we hope to continue to execute on our vision of becoming the technology partner of choice for the luxury industry.

These investments will generate losses in the near term and could therefore delay our ability to achieve overall profitability or reduce our profitability in the near term.

Other Factors Affecting Our Performance

Results of our operations are impacted by a number of other factors, including seasonality and foreign exchange fluctuations:

Seasonality.     Our business is seasonal in nature, broadly reflecting traditional retail seasonality patterns through the calendar year. As such, GMV and revenue have been historically higher in the fourth calendar quarter of each year than in other quarters. We believe seasonality may continue to impact our quarterly results.

Foreign currency fluctuations.     The global nature of our platform business means that we earn revenue and incur expenses in a number of different currencies. Movements in exchange rates therefore impact our results and cash flows. Foreign exchange exposure is created by the currency received, determined by the consumer’s location, and the currency we pay to the retailer and brand is determined by their location. This results in transactional foreign currency exposure. Our general policy is to hedge this transactional exposure using forward foreign exchange contracts. We do not hedge translation risk.

Key Operating and Financial Metrics

The key operating and financial metrics we use are set forth below. The following table sets forth our key performance indicators for the six months ended June 30, 2017 and 2018 and the years ended December 31, 2015, 2016 and 2017.

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
	(in thousands, unless stated otherwise)
Consolidated Group:
GMV	$394,506	$631,235	$381,809	$585,842	$909,826
Revenue	172,571	267,508	142,305	242,116	385,966
Adjusted Revenue(1)	138,811	216,957	113,688	193,605	311,784
Technology Expense	11,128	31,031	6,741	12,269	31,611
Adjusted EBITDA(1)	(13,972)	(49,075)	(47,375)	(53,380)	(58,079)
Adjusted EBITDA Margin(1)	(10.1%)	(22.6%)	(41.7%)	(27.6%)	(18.6%)

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
	(in thousands, unless stated otherwise)

Platform:
Platform GMV	$387,175	$624,044	$374,915	$573,174	$894,392
Platform Revenue
Adjusted Platform Revenue(1)	131,480	209,766	106,794	180,937	296,350
Platform Fulfilment Revenue	33,760	50,551	28,617	48,511	74,182
Platform Gross Profit(2)	90,494	133,587	69,355	111,762	196,581
Platform Order Contribution Margin(2)	46.7%	44.0%	33.0%	35.0%	43.0%
Third-Party Take Rate	33.7%	31.7%	30.0%	31.3%	32.9%

Farfetch Marketplace:
Active Consumers	796.3	1,118.0	415.7	651.7	935.8
Number of Orders	853.2	1,305.3	800.5	1,259.7	1,881.0
Average Order Value (actual)	$591.7	$622.1	$586.8	$583.6	$620.0

(1)

Please see footnote 2 to “Prospectus Summary—Summary Consolidated Financial and Operating Data” for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial performance measure and why we consider it useful.

(2)

Please see footnote 3 to “Prospectus Summary—Summary Consolidated Financial and Operating Data” for a reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial performance measure and why we consider it useful.

Gross Merchandise Value (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

Adjusted Revenue means revenue less Platform Fulfilment Revenue.

Technology Expense consists of technology research and development, staffing costs and other IT costs, including software licensing. We have a policy of capitalizing development staffing costs when intangible asset recognition criteria are met, and therefore, these capitalized costs are not included in technology expense. These are subsequently amortized and included as depreciation and amortization. Other technology related costs are expensed as incurred.

Adjusted EBITDA means loss after taxes before net finance costs/(income), income tax (credit)/expense and depreciation and amortization, further adjusted for share based compensation expense, other items and share of results of associates. Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of others.

Adjusted EBITDA Margin means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

Platform GMV is consistent with the definition for GMV given above but excludes Browns In-Store Revenue.

Adjusted Platform Revenue means Adjusted Revenue less Browns In-Store Revenue. Adjusted Platform Revenue is driven by our Platform GMV, including revenue from first-party sales, and Third-Party Take Rate. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions, and thus related sales are not commission based.

Adjusted Marketplace Revenue means Adjusted Platform Revenue after deducting platform revenue not derived from the Farfetch Marketplace.

Platform Fulfilment Revenue means revenue from shipping and customs clearing services that we provide to our consumers, net of consumer promotional incentives, such as free shipping and promotional codes.

Platform Gross Profit means gross profit excluding Browns In-Store Gross Profit.

Platform Order Contribution means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Platform Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

Marketplace Order Contribution means Platform Order Contribution after deducting Platform Order Contribution not derived from the Fartech Marketplace.

Platform Order Contribution Margin means Platform Order Contribution calculated as a percentage of Adjusted Platform Revenue.

Third-Party Take Rate means Adjusted Platform Revenue excluding revenue from first-party sales, as a percentage of GMV excluding GMV from first-party sales and Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Active Consumers means active consumers on the Farfetch Marketplace. A consumer is deemed to be active if they made a purchase on the Farfetch Marketplace within the last 12-month period, irrespective of cancelations or returns. The number of Active Consumers is an indicator of our ability to attract and retain an increasingly large consumer base to our platform and of our ability to convert platform visits into sale orders.

Number of Orders means the total number of consumer orders placed on the Farfetch Marketplace, gross of returns and net of cancellations, in a particular period. An order is counted on the day the consumer places the order. The Number of Orders represents an indicator of our ability to generate sales opportunities for luxury sellers through our Marketplace. Analyzed in the context of Active Consumers, the Number of Orders provides an indicator of our ability to attract recurring purchases on our platform and also, the effectiveness of our targeted advertising.

Average Order Value (“AOV”) means the average value of all orders placed on the Farfetch Marketplace excluding value added taxes.

Browns In-Store Revenue means revenue generated in our Browns retail stores.

Components of our Results of Operations

Revenue.     We generate revenue through commissions on sales through the Farfetch Marketplace and on services rendered to our consumers and sellers, including those offered via our Marketplace and Farfetch Black & White. We also generate revenue through the sale of goods via Browns retail stores.

Our primary source of service revenue is from the provision of platform services. We act as an arranger through connecting sellers to consumers. We are also responsible for providing fulfilment services, which includes the provision of shipping services to the consumers and packaging materials and credit card processing to sellers. When we act as a commercial intermediary between sellers and final consumers, revenue recognized represents commission earned for operation of the Farfetch Marketplace, including fulfilment services. The services rendered also include payment and other related services provided by us. Our commission generated on sales is based on the contractual agreement we have with each seller, where we earn a percentage based on the value of sales conducted through the Farfetch Marketplace. Our commission is a blended commission because it is attributable to a mix of the different types of services that we provide. We recognize commissions and non-shipping service revenue when the goods are dispatched to the consumer by the sellers. A provision for expected returns is made against this. As we provide shipping services to the consumer, shipping revenue is recognized on delivery to the consumer. Promotional incentives may be periodically offered to consumers. When we bear the costs of promotional incentives, these costs are recognized as deductions to revenue.

Revenue from the sale of goods is net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when the performance obligation is satisfied, which is when the goods are received by the consumer. Included within sales of goods is a provision for expected returns, discounts and rebates.

Cost of Revenue.     Cost of revenue includes shipping costs, duties, credit card fees and packaging. The components of cost of revenue are variable in nature and fluctuate with changes in revenue.

Selling, General and Administrative.     Our selling, general and administrative expenses primarily consist of demand generation, technology expense, salaries, bonuses, benefits and share based compensation for our employees, and outside consulting, legal and accounting services, as well as facilities and other overhead costs. Our demand generation expense consists primarily of fees that we pay for our various marketing channels such as search engine marketing, search engine optimization, display, digital advertising and affiliate marketing to drive consumer acquisition and retention. We expect that our selling, general and administrative expenses will increase for the foreseeable future as we grow our business, as well as to cover the additional cost and expenses associated with becoming a publicly listed company. When we have an obligation in certain jurisdictions to settle employment related taxes on share based payments received by employees, these are provided for based on the intrinsic value of the vested share options. The Board may, from time to time, elect to settle employment related taxes on share based payments, which could result in an increase in our share based payments payment expense. In the third quarter of 2018, the Board has elected to settle employment related taxes on share payments for employees in the United Kingdom. It is estimated that a share based payment expense of approximately $10.8 million will be recognized in our third quarter results because of this decision being taken.

Depreciation and Amortization.     Depreciation and amortization includes the depreciation of property, plant and equipment, capitalized leasehold improvements and amortization of technology and other intangible assets, alongside any loss on the disposal of property, plant and equipment and any asset impairments.

Segment Reporting

We have determined our operating segments on the same basis that we use to evaluate performance internally. Our operating segments are: (1) Farfetch Marketplace, (2) Farfetch Black and White, (3) Farfetch Store of the Future and (4) Browns Stores. Farfetch Marketplace represents over 90% of revenue; therefore, we are presenting only one reportable operating segment being the consolidated view of all operating segments noted above.

Results of Operations

The following table shows our consolidated results of operations for the six months ended June 30, 2017 and 2018 and the years ended December 31, 2015, 2016 and 2017 and as a percentage of revenue.

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
	(in thousands)
Revenue	$172,571	$267,508	$142,305	$242,116	$385,966
Cost of revenue	(78,223)	(130,643)	(69,702)	(125,238)	(181,200)

Gross profit	94,348	136,865	72,603	116,878	204,766

Selling, general and administrative	(125,762)	(208,801)	(130,073)	(205,558)	(299,260)

Share of profits of associates	15	24	-	18	31

Operating loss	(31,399)	(71,912)	(57,470)	(88,662)	(94,463)
Net finance income/(costs)	1,690	4,218	(4,265)	7,402	(17,642)

Loss before tax	(29,709)	(67,694)	(61,735)	(81,260)	(112,105)
Income tax credit/(expense)	429	(714)	628	(199)	(170)

Loss after tax	$(29,280)	$(68,408)	$(61,107)	$(81,459)	$(112,275)

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	(45.3)	(48.8)	(49.0)	(51.7)	(46.9)
Gross profit	54.7	51.2	51.0	48.3	53.1

Selling, general and administrative	(72.9)	(78.1)	(91.3)	(84.9)	(77.4)

Share of profits of associates	0.0	0.0	0.0	0.0	0.0
Operating loss	(18.2)	(26.9)	(40.3)	(36.6)	(24.3)
Net finance income/(costs)	1.0	1.6	(3.0)	3.1	(4.6)
Loss before tax	(17.2)	(25.3)	(43.3)	(33.5)	(28.9)
Income tax credit/(expense)	0.2	(0.3)	0.4	(0.1)	(0.1)

Loss after tax	(17.0%)	(25.6%)	(42.9%)	(33.6%)	(29.0%)

Comparison of six months ended June 30, 2017 and 2018

Revenue

	Six months ended June 30,
	2017	2018	$ Change	% Change
Revenue	$172,571	$267,508	$94,937	55.0%
Less: Platform Fulfilment Revenue	(33,760)	(50,551)	(16,791)	(49.7)

Adjusted Revenue	$138,811	$216,957	$78,146	56.3%

Revenue for the six months ended June 30, 2018 increased by $94.9 million, or 55.0%, compared to the six months ended June 30, 2017. Adjusted Revenue for the six months ended June 30, 2018 increased by $78.1 million, or 56.3%, compared to the six months ended June 30, 2017. This was a function of growth in GMV of 60.0%, partially offset by a decrease in Third-Party Take Rate from 33.7% to 31.7%.

Growth in GMV was primarily driven by the Number of Orders increasing by 53.0% to approximately 1.3 million for the six months ended June 30, 2018. This was driven by growth in Active Consumers by 40.4% over the same period, from 796,297 to 1,118,047, growth in frequency of orders from Active Consumers and growth in AOV by 5.1% to $622.1 per order made, reflecting our continued ability to retain and engage high quality consumers on the Farfetch Marketplace. In particular, we have continued to see growth in demand from consumers across international markets, specifically Latin America, the Middle East and China. We also had an increase in supply to meet this demand, with both breadth and depth of our range growing from existing suppliers as well as an increase in the number of luxury sellers during the six months ended June 30, 2018. The decrease in Third-Party Take Rate for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 was a result of changes in our mix of supply between retailers and brands. Browns In-Store Revenue experienced a modest decrease of 1.9%, from $7.3 million to $7.2 million, reflecting the closure of one store in West London.

Platform Fulfilment Revenue accounted for 18.9% of revenue for the six months ended June 30, 2018, compared to 19.6% for the six months ended June 30, 2017.

Cost of revenue, gross profit and gross profit margin

	Six months ended June 30,
	2017	2018	$ Change	% Change
Cost of revenue	$(78,223)	$(130,643)	$(52,420)	(67.0%)
Gross profit	94,348	136,865	42,517	45.1
Gross profit margin	54.7%	51.2%

Cost of revenue for the six months ended June 30, 2018 increased by $52.4 million, or (67.0%), compared to the six months ended June 30, 2017, which was primarily driven by the increase in cost of goods associated with first-party sales, as well as the delivery, packaging and transaction processing expenditures incurred as a result of the increased Number of Orders.

Our gross profit margin decreased from 54.7% to 51.2% for the six months ended June 30, 2018 to the six months ended June 30, 2017, which was primarily driven by a decrease in blended commissions on sales generated through our Marketplace and changes in our third and first party sales mix which attract different margins.

Selling, general and administrative expenses

Selling, general and administrative expenses consisted of the following components:

	Six months ended June 30,
	2017	2018	$ Change	% Change
Demand generation expense	$(29,123)	$(41,258)	$(12,135)	(41.7%)
Technology expense	(11,128)	(31,031)	(19,903)	(178.9)
Depreciation and amortization	(5,019)	(10,338)	(5,319)	(106.0)
Share based payments	(8,600)	(12,523)	(3,923)	(45.6)
General and administrative	(71,892)	(113,651)	(41,759)	(58.1)

Total	$(125,762)	$(208,801)	$(83,039)	(66.0%)

Demand generation expense

	Six months ended June 30,
	2017	2018	$ Change	% Change
Demand generation expense	$(29,123)	$(41,258)	$(12,135)	(41.7%)

Demand generation expense for the six months ended June 30, 2018 increased by $12.1 million, or (41.7%), compared to the six months ended June 30, 2017 reflecting an increase in orders and GMV generated, partially offset by efficiencies gained in our demand generation spend through increased sophistication in consumer segmentation and more focus on costs at a channel-by-channel level. These improvements allow us to directly target consumers with an interest in luxury fashion and a propensity to spend, while our continued investment in predictive analytics allows us to identify the optimum media channel investment mix across all consumer segments and geographic markets. As a result, demand generation expense declined as a percentage of Adjusted Revenue, from (21.0%) in the six month period ended June 30, 2017 to (19.0%) in the six month period ended June 30, 2018.

Technology expense

	Six months ended June 30,
	2017	2018	$ Change	% Change
Technology expense	$(11,128)	$(31,031)	$(19,903)	(178.9%)
Capitalized development costs	(8,226)	(19,311)	(11,085)	(134.8)

Total cash investment in technology	$(19,354)	$(50,342)	$(30,988)	(160.1%)

Total cash investment in technology for the six months ended June 30, 2018 increased by $31.0 million, compared to the six months ended June 30, 2017, which was primarily driven by an increase in technology staff headcount from 628 to 1,106 during the six months ended June 30, 2018, as we continued to develop new technologies to enhance our platform. Total cash spend amounted to $50.3 million during the six months ended June 30, 2018, $19.3 million of which was capitalized, as compared to total of $19.4 million during six months ended June 30, 2017, $8.2 million of which was capitalized resulting in a technology expense of $31.0 million for the six month period ended June 30, 2018.

Depreciation and amortization

	Six months ended June 30,
	2017	2018	$ Change	% Change
Depreciation and amortization	$(5,019)	$(10,338)	$(5,319)	(106.0%)

Depreciation and amortization expense for the six months ended June 30, 2018 increased by $5.3 million, or (106.0%), compared to the six months ended June 30, 2017, which was primarily driven by an increase in our amortization expense. Amortization increased because of our continued technology investment, in which we capitalize qualifying technology development costs and amortize them over a three-year period. The increase in depreciation primarily related to the depreciation of leasehold improvements to our offices.

Share based payments

	Six months ended June 30,
	2017	2018	$ Change	% Change
Share based payments	$(8,600)	$(12,523)	$(3,923)	(45.6%)

Share based payments for the six months ended June 30, 2018 increased by $3.9 million, or (45.6%), compared to the six months ended June 30, 2017, which was primarily driven by an increase in the number of options granted because of an increased headcount.

General and administrative expense

	Six months ended June 30,
	2017	2018	$ Change	% Change
General and administrative expense	$(71,892)	$(113,651)	$(41,759)	(58.1%)

General and administrative expense for the six months ended June 30, 2018 increased by $41.8 million, or (58.1%), compared to the six months ended June 30, 2017, which was primarily driven by an increase in headcount, excluding technology staff which are included in the technology expense above, from 1,146 to 1,903 an increase of 66.1%. We increased non-technology headcount across a number of areas to support the growth of the business. In addition, we continued to expand geographically, increasing our global workforce across 13 office locations during the six months ended June 30, 2018. We have also continued to invest in our relationships with luxury sellers, including the annual Boutique gathering held in May 2018, compared to September 2017 impacting the phasing of our costs. General and administrative costs as a percentage of Adjusted Revenue increased from (51.8%) to (52.4%) as we continue to invest to support future growth.

Adjusted EBITDA

	Six months ended June 30,
	2017	2018	$ Change	% Change
Adjusted EBITDA	$(13,972)	$(49,075)	$(35,103)	(251.2%)
% of Adjusted Revenue	(10.1%)	(22.6%)

Adjusted EBITDA loss for the six months ended June 30, 2018 increased by $35.1 million, or (251.2%), compared to the six months ended June 30, 2017. This was primarily driven by increased investment across the second half of 2017 within customer acquisition, infrastructure and technology expenses to support continued growth in GMV and Adjusted Revenue.

Comparison of Year Ended December 31, 2016 and 2017

Revenue

	Year ended December 31,
	2016	2017	$ Change	% Change
	(in thousands)
Revenue	$242,116	$385,966	$143,850	59.4%
Less: Platform Fulfilment Revenue	(48,511)	(74,182)	(25,671)	(52.9)

Adjusted Revenue	$193,605	$311,784	$118,179	61.0%

Revenue for the year ended December 31, 2017 increased by $143.9 million, or 59.4%, compared to the year ended December 31, 2016. Adjusted Revenue for the year ended December 31, 2017 increased by $118.2 million, or 61.0%, compared to the year ended December 31, 2016. This was a function of growth in GMV of 55.3% and increased Third-Party Take Rate from 31.3% to 32.9%. Growth in GMV was primarily driven by the Number of Orders increasing by 49.3% to approximately 1.9 million. This was driven by growth in Active Consumers from 651,674 to 935,772 (an increase of 43.6%) over the same period, which was due to continued growth in demand from existing consumers across international markets together with an increase in new consumer orders. We also had an increase in supply as the number of luxury sellers grew significantly during 2017. Growth in Third-Party Take Rate was a result of improved commercial terms with our platform partners. In addition to the growth in the number of consumers, AOV grew by 6.2% to $620.0. Browns In-Store Revenue also increased from $12.7 million to $15.4 million, an increase of 21.3%, due to strong consumer engagement and new incentives for sales associates. Platform Fulfilment Revenue accounted for 19.2% of revenue in 2017, down from 20.0% in 2016.

Cost of revenue, gross profit and gross profit margin

	Year ended December 31,
	2016	2017	$ Change	% Change
	(in thousands)
Cost of revenue	$(125,238)	$(181,200)	$(55,962)	(44.7%)
Gross profit	116,878	204,766	87,888	75.2
Gross profit margin	48.3%	53.1%

Cost of revenue for the year ended December 31, 2017 increased by $56.0 million, or (44.7%), compared to the year ended December 31, 2016, which was primarily driven by the increase in delivery, packaging and transaction processing expenditures as a result of the increased Number of Orders.

Our gross profit margin improved from 48.3% to 53.1% for the year ended December 31, 2016 to the year ended December 31, 2017, which was primarily driven by an increase in blended commissions on sales generated through our Marketplace and scale efficiencies of fulfilment expenditures.

Selling, general and administrative expenses

Selling, general and administrative expenses consisted of the following components:

	Year ended December 31,			% of Adjusted Revenue
	2016	2017	% Change	2016	2017
	(in thousands)
Demand generation expense	$(48,381)	$(69,202)	(43.0%)	(25.0%)	(22.2%)
Technology expense	(12,269)	(31,611)	(157.6)	(6.3)	(10.1)
Depreciation and amortization	(6,897)	(10,980)	(59.2)	(3.6)	(3.5)
Share based payments	(19,848)	(21,486)	(8.3)	(10.3)	(6.9)
General and administrative	(118,163)	(165,981)	(40.5)	(61.0)	(53.2)

Total	$(205,558)	$(299,260)	(45.6%)	(106.2%)	(96.0%)

Demand generation expense

	Year ended December 31,
	2016	2017	$ Change	% Change
	(in thousands)
Demand generation expense	$(48,381)	$(69,202)	$(20,821)	(43.0%)

Demand generation expense for the year ended December 31, 2017 increased by $20.8 million, or (43.0%), compared to the year ended December 31, 2016. The expenditures related to existing markets and our continued international expansion into emerging markets across all channels. We gained efficiencies in our demand generation spend by scaling marketing operations across the 190 markets in which we have consumers and by automating campaign management and set up, thereby reducing the amount of time it takes to promote new products added to the platform. Demand generation expense declined as a percentage of Adjusted Revenue, from (25.0%) in 2016 to (22.2%) in 2017, resulting in an increase in Platform Order Contribution Margin over the same period, from 35.0% in 2016 to 43.0% in 2017.

Technology expense

	Year ended December 31,
	2016	2017	$ Change	% Change
	(in thousands)
Technology expense	$(12,269)	$(31,611)	$(19,342)	(157.6%)
Capitalized development costs	(12,586)	(18,997)	(6,411)	(50.9)

Total cash investment in technology	$(24,855)	$(50,608)	$(25,753)	(103.6%)

Technology expense for the year ended December 31, 2017 increased by $19.3 million, compared to the year ended December 31, 2016, which was primarily driven by an increase in technology staff headcount from 432 to 802 during 2017, as we continued to develop new technologies and maintain and improve our platform. Total cash spend amounted to $50.6 million during 2017, $19.0 million of which was capitalized, as compared to total of $24.9 million during 2016, $12.6 million of which was capitalized.

Depreciation and amortization

	Year ended December 31,
	2016	2017	$ Change	% Change
	(in thousands)
Depreciation and amortization	$(6,897)	$(10,980)	$(4,083)	(59.2%)

Depreciation and amortization expense for the year ended December 31, 2017 increased by $4.1 million, or (59.2%), compared to the year ended December 31, 2016, which was primarily driven by an increase in our amortization expenses. Amortization increased because of our continued technology investment, in which we capitalize qualifying technology development costs and amortize them over a three-year period. The increase in depreciation primarily related to the depreciation of leasehold improvements to our offices.

Share based payments

	Year ended December 31,
	2016	2017	$ Change	% Change
	(in thousands)
Share based payments	$(19,848)	$(21,486)	$(1,638)	(8.3%)

Share based payments for the year ended December 31, 2017 increased by $1.6 million, or (8.3%), compared to December 31, 2016, which was primarily driven by an increase in the number of options granted because of an increased headcount.

General and administrative expense

	Year ended December 31,
	2016	2017	$ Change	% Change
	(in thousands)
General and administrative	$(118,163)	$(165,981)	$(47,818)	(40.5%)

General and administrative expense for the year ended December 31, 2017 increased by $47.8 million, or (40.5%), compared to the year ended December 31, 2016, which was primarily driven by an increase in headcount, excluding technology staff which are included in the technology expense above, from 906 to 1,367, an increase of 50.9%. We increased non-technology headcount across a number of areas to support the growth of the business. In addition, we continued to expand geographically, increasing our global workforce across 12 office locations during 2017. Other increases were due to facilities and office costs and other fixed overhead costs. During 2017, we also invested more in Farfetch brand building activities. General and administrative costs as a percentage of Adjusted Revenue decreased from (61.0%) to (53.2%) as we leveraged the benefits from prior year investment to support our growth.

Adjusted EBITDA

	Year ended December 31,
	2016	2017	$ Change	% Change
	(in thousands)
Adjusted EBITDA	$(53,380)	$(58,079)	$(4,699)	(8.8%)
% of Adjusted Revenue	(27.6%)	(18.6%)

Adjusted EBITDA loss for the year ended December 31, 2017 increased by $4.7 million, or (8.8%), compared to the year ended December 31, 2016. This was primarily driven by increased investment in demand generation and technology expenses to support continued growth in GMV and Adjusted Revenue. There was also an increase in general and administrative expenses as we continued to scale our business. Although there was an increased Adjusted EBITDA loss compared to the year ended December 31,2016, we have leveraged operational synergies where our selling, general and administrative expenses have grown at a slower rate than Adjusted Revenue. This is demonstrated by the reduction in Adjusted EBITDA loss as a percentage of Adjusted Revenue from (27.6%) for the year ended December 31, 2016 compared to (18.6%) to for year ended December 31, 2017.

Comparison of Year Ended December 31, 2016 and 2015

Revenue

	Year ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Revenue	$142,305	$242,116	$99,811	70.1%
Less: Platform Fulfilment Revenue	(28,617)	(48,511)	(19,894)	(69.5)

Adjusted Revenue	$113,688	$193,605	$79,917	70.3%

Revenue for the year ended December 31, 2016 increased by $99.8 million, or 70.1%, compared to the year ended December 31, 2015. Adjusted Revenue for the year ended December 31, 2016 increased by $79.9 million, or 70.3%, compared to the year ended December 31, 2015. This was a function of growth in GMV and increased Third-Party Take Rate from 30.0% to 31.3%. Growth in GMV was primarily driven by Number of Orders increasing from approximately 800,500 to 1.3 million (an increase of 57.4%) over the same period. This was driven by an increase in Active Consumers from approximately 415,730 to 651,674 (an increase of 56.8%) over the same period. This was a result of growth in demand internationally and as a result of improved demand generation initiatives driving an increase in the acquisition of new consumers and retention of existing consumers and therefore an increase in Active Consumers overall. Growth in Browns In-Store Revenue also contributed to the increase in Revenue. We acquired Browns on May 1, 2015 and consolidated its results beginning on this date, as compared to Browns In-Store Revenue for a full year in 2016.

Cost of revenue, gross profit and gross profit margin

	Year ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Cost of revenue	$(69,702)	$(125,238)	$(55,536)	(79.7%)
Gross profit	72,603	116,878	44,275	61.0
Gross profit margin	51.0%	48.3%

Cost of revenue for the year ended December 31, 2016 increased by $55.5 million, or (79.7%), compared to the year ended December 31, 2015, which was primarily attributable to the increase in Number of Orders. A more competitive shipping model was introduced to enhance consumer experience and align to market standards, including one shipping charge per order. A further factor driving the increase in cost of revenue was the increase in Browns In-Store Revenue and the related costs of goods sold.

Our gross profit margin decreased from 51.0% to 48.3% from the year ended December 31, 2015 to the year ended December 31, 2016, which was principally driven by increase in cost of fulfilment, partially offset by an increased Third-Party Take Rate.

Selling, general and administrative expenses

Selling, general and administrative expenses can be broken down into the following components:

	Year ended December 31,		% Change	% of Adjusted Revenue
	2015	2016		2015	2016
	(in thousands)
Demand generation expense	$(34,158)	$(48,381)	(41.6%)	(30.0%)	(25.0%)
Technology expense	(6,741)	(12,269)	(82.0)	(5.9)	(6.3)
Depreciation and amortization	(3,104)	(6,897)	(122.2)	(2.7)	(3.6)
Share based payments	(6,505)	(19,848)	(205.1)	(5.7)	(10.3)
General and administrative	(79,565)	(118,163)	(48.5)	(70.0)	(61.0)

Total	$(130,073)	$(205,558)	(58.0%)	(114.4%)	(106.2%)

Demand generation expense

	Year ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Demand generation expense	$(34,158)	$(48,381)	$(14,223)	(41.6%)

Demand generation expense for the year ended December 31, 2016 increased by $14.2 million, or (41.6%), compared to the year ended December 31, 2015. Demand generation expense became more efficient as a percentage of Adjusted Revenue, decreasing from (30.0%) in 2015 to (25.0%) in 2016.

Technology expense

	Year ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Technology expense	$(6,741)	$(12,269)	$(5,528)	(82.0%)
Capitalized development costs	(6,583)	(12,586)	(6,003)	(91.2)

Total cash investment in technology	$(13,324)	$(24,855)	$(11,531)	(86.5%)

Technology expense for the year ended December 31, 2016 increased by $5.5 million compared to the year ended December 31, 2015, which was primarily driven by an increase in technology staff headcount to 432 as of December 31, 2016, as we continued to develop new technologies and maintain and improve our platform. Total cash spend amounted to $24.9 million during 2016, $12.6 million of which was capitalized, as compared to total of $13.3 million spend during 2015, of which $6.6 million was capitalized.

Depreciation and amortization expense

	Year ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Depreciation and amortization	$(3,104)	$(6,897)	$(3,793)	(122.2%)

Depreciation and amortization expense for the year ended December 31, 2016 increased by $3.8 million, or (122.2%), compared to the year ended December 31, 2015, which was primarily driven by an increase in our amortization charge. Amortization increased at a faster rate than our depreciation charge because of our continued technology investment.

Share based payments

	Year ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Share based payments	$(6,505)	$(19,848)	$(13,343)	(205.1%)

Share based payments for the year ended December 31, 2016 increased by $13.3 million compared to December 31, 2015 which was primarily driven by an increase in the number of options granted because of the hiring of new senior positions as we grew.

General and administrative expense

	Year ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
General and administrative	$(79,565)	$(118,163)	$(38,598)	(48.5%)

General and administrative expense for the year ended December 31, 2016 increased by $38.6 million, or (48.5%), compared to the year ended December 31, 2015, which was primarily driven by an increase in headcount, excluding technology staff which are included in the technology expense above, from 696 to 906, an increase of 30.2%. We increased non-technology headcount across a number of areas to support the growth of our business, including operations, marketing and key support functions. Headcount also increased due to geographical expansion and new business initiatives. Other increases are due to the annualization of office costs and other fixed overhead costs. General and administrative expense as a percentage of Adjusted Revenue decreased from (70.0%) to (61.0%) as we leveraged synergies from our investments to support our growth.

Adjusted EBITDA

	Year ended December 31,
	2015	2016	$ Change	% Change
	(in thousands)
Adjusted EBITDA	$(47,375)	$(53,380)	$(6,005)	(12.7%)
% of Adjusted Revenue	(41.7%)	(27.6%)

Adjusted EBITDA loss for the year ended December 31, 2016 increased by $6.0 million or (12.7%), compared to the year ended December 31, 2015, which was primarily driven by the investment supporting growth in both GMV and Adjusted Revenue. We have been able to leverage operational synergies as demonstrated by the reduction in Adjusted EBITDA loss as a percentage of Adjusted Revenue, falling from (41.7%) in 2015 to (27.6%) in 2016.

Quarterly Data

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated in dollars and as a percentage of revenue. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with the audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. Our quarterly results are not necessarily indicative of future operating results.

	2016				2017				2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in thousands)
Revenue	$43,781	$61,394	$54,511	$82,430	$79,425	$93,146	$86,913	$126,482	$122,707	$144,801
Cost of revenue	(20,629)	(34,887)	(27,533)	(42,189)	(36,571)	(41,652)	(41,224)	(61,753)	(61,534)	(69,109)
Gross Profit	23,152	26,507	26,978	40,241	42,854	51,494	45,689	64,729	61,173	75,692

Selling, general and administrative	(40,411)	(57,491)	(51,742)	(55,914)	(53,127)	(72,635)	(74,490)	(99,008)	(96,271)	(112,530)

Share of results of associates	5	5	4	4	7	8	8	8	—	24
Loss from operations	(17,254)	(30,979)	(24,760)	(15,669)	(10,266)	(21,133)	(28,793)	(34,271)	(35,098)	(36,814)
Net finance (costs)/income	(277)	(1,667)	7,405	1,941	1,085	605	839	(20,171)	(15,101)	19,319
Loss before tax	(17,531)	(32,646)	(17,355)	(13,728)	(9,181)	(20,528)	(27,954)	(54,442)	(50,199)	(17,495)
Income tax (expense)/credit	(43)	(49)	(50)	(57)	(152)	581	(225)	(374)	(527)	(187)

Loss after tax	$(17,574)	$(32,695)	$(17,405)	$(13,785)	$(9,333)	$(19,947)	$(28,179)	$(54,816)	$(50,726)	$(17,682)

	2016				2017				2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	(47.1)	(56.8)	(50.5)	(51.2)	(46.0)	(44.6)	(47.4)	(48.8)	(50.1)	(47.7)
Gross Profit	52.9	43.2	49.5	48.8	54.0	55.4	52.6	51.2	49.9	52.3

Selling, general and administrative	(92.3)	(93.7)	(94.9)	(67.8)	(66.9)	(78.0)	(85.7)	(78.3)	(78.5)	(77.7)
Loss from operations	(39.4)	(50.5)	(45.4)	(19.0)	(12.9)	(22.6)	(33.1)	(27.1)	(28.6)	(25.4)
Net finance (costs)/income	(0.6)	(2.7)	13.6	2.4	1.3	0.6	1.0	(15.9)	(12.3)	13.3
Loss before tax	(40.0)	(53.2)	(31.8)	(16.6)	(11.6)	(22.0)	(32.1)	(43.0)	(40.9)	(12.1)
Income tax (expense)/credit	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)	0.6	(0.3)	(0.3)	(0.4)	(0.1)

Loss after tax	(40.1%)	(53.3%)	(31.9%)	(16.7%)	(11.8%)	(21.4%)	(32.4%)	(43.3%)	(41.3%)	(12.2%)

Quarterly revenue trends

Our business is seasonal in nature, broadly reflecting traditional retail seasonality patterns throughout the year. We normally experience the highest GMV and revenue during the fourth quarter, followed by decreased activity in the first quarter of the following year. GMV in the second quarter generally tends to be higher than the third, due to increased propensity to shop as a result of mid-year sales and discounts.

Quarterly selling, general and administrative trends

Quarterly selling, general and administrative trends are mainly impacted by demand generation expense, which is driven by the timing of brand advertising and consumer acquisition campaigns and the cost of operational production and customer services in line with the seasonal trends of the business.

Liquidity and Capital Resources

General

As of December 31, 2017, we had cash and cash equivalents of $384.0 million. Our cash and cash equivalents consist primarily of cash in bank accounts and deposits in money market funds.

Since our inception, we have financed our operations primarily through equity issuances and cash generated from our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital will be sufficient to meet our business needs in the next 12 months. Our capital expenditure consists primarily of technology development costs, computer equipment and the fit out and improvements our offices.

The following table shows summary consolidated cash flow information for the periods presented.

	Six months ended June 30,		Year ended December 31,
	2017	2018	2015	2016	2017
	(in thousands)
Net cash outflow from operating activities	$(25,967)	$(105,962)	$(37,258)	$(47,079)	$(59,320)
Net cash outflow from investing activities	(12,840)	(27,393)	(27,571)	(16,961)	(28,863)
Net cash inflow from financing activities	299,639	82,269	77,414	161,173	300,142

Net increase/(decrease) in cash and cash equivalents	$260,832	$(51,086)	$12,585	$97,133	$211,959

Net Cash Outflow From Operating Activities

Net cash outflow from operating activities increased to $106.0 million in the six months ended June 30, 2018 from $26.0 million in the six months ended June 30, 2017, an increase of $80.0 million, driven by an increase in the loss after tax from $29.3 million to $68.4 million and an increase in net working capital due to an increase in first-party inventory prepayments or deposits ahead of the autumn/winter season.

Net cash outflow from operating activities increased to $59.3 million in the year ended December 31, 2017 from $47.1 million in the year ended December 31, 2016, an increase of $12.2 million, or 26.0%, primarily due to an increase in the loss after tax from $81.5 million to $112.3 million, which was partially offset by favorable net working capital and foreign exchange movements. Favorable working capital movements are a function of our business model, in which we collect cash from consumers on average 45 days before we remit to the sellers.

Net cash outflow from operating activities increased to $47.1 million in the year ended December 31, 2016 from $37.3 million net cash used in the year ended December 31, 2015, an increase of $9.8 million, or 26.4%, primarily due to an increase in the loss after tax from $61.8 million to $81.5 million, which was partially offset by favorable net working capital and foreign exchange movements.

Net Cash Outflow From Investing Activities

Net cash outflow from investing activities increased to $27.4 million in the six months ended June 30, 2018, from $12.8 million in the six months ended June 30, 2017, an increase of $14.6 million, or 113.3%, primarily due to our continued investment in technology development (increasing from $8.2 million to $19.3 million over the period) as discussed above. In line with headcount growth, we had increased investments in office facilities and computer equipment, increasing from $5.3 million to $11.3 million over the period.

Net cash outflow from investing activities increased to $28.9 million in the year ended December 31, 2017, from $17.0 million in the year ended December 31, 2016, an increase of $11.9 million, or 70.2%, primarily due to our continued investment in technology development (increasing from $12.6 million to $19.0 million over the period) as discussed above. In line with headcount growth, we have increased investments in office facilities and computer equipment spend, increasing from $6.0 million to $12.6 million over the period.

Net cash outflow from investing activities decreased to $17.0 million in the year ended December 31, 2016, from $27.6 million in the year ended December 31, 2015, a decrease of $10.6 million, or 38.4%, primarily due to the net cash outflow of $12.0 million relating to the 2015 acquisitions of Browns, iMall and LASO where cash was a significant component of the consideration transferred as part of the transactions. There were no acquisitions in 2016. The impact of the reduction in acquisitions was partially offset by increases in technology capital expenditure between 2015 and 2016. Cash outflows in 2015 relating to property, plant and equipment were also higher compared to 2016, due to the opening of our London headquarters in 2015.

Net Cash Inflow From Financing Activities

In 2015, we completed our Series E funding round and raised $77.7 million, net of costs, whereas in 2016, we completed our Series F funding round and raised $146.9 million, net of costs. During 2016, we also issued $19.4 million principal amount of notes, net of costs. In 2017, we raised $322.1 million, net of costs, from our Series G funding round, which was partially offset by the repayment of the loan notes for $22.0 million. In January 2018, we sold additional Series G preferred shares and raised $82.3 million, net of costs.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

Obligation	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Operating lease obligations	$11,929	$20,297	$11,251	$22,656	$66,133

Total	$11,929	$20,297	$11,251	$22,656	$66,133

Share Based Payments

Employees receive remuneration in the form of share based payments. The consideration is either equity or cash settled depending on the scheme. For further details See Note 2.4 (e), “Summary of significant accounting policies” to our audited consolidated financial statements included elsewhere in this prospectus for further detail.

Changes in Accounting Policies and Disclosures

Amendments to Standards That Are Mandatorily Effective for the Current Year

In the current period ended June 30, 2018, we have applied the below amendments to standards issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2017. Their adoption has not had any material impact on the disclosures or on the amounts reported in our financial statements.

•	IFRS 9 Financial Instruments (effective January 1, 2018)

•	IFRS 2 (amendments) Classification and Measurement of Share based Payment Transactions (effective January 1, 2018)

The adoption of IFRS 9 and IFRS 2 (amendments) did not have a material impact on our reported assets and liabilities and profit or loss.

New and Revised Standards in Issue But Not Yet Effective

At the date of authorization of the financial statements, we have not applied the following new and revised standards that have been issued but are not yet effective:

•	IFRS 16 Leases (effective January 1, 2019)

IFRS 16 will require lease liabilities and the right of use assets for leases to be recognized on the Statement of Financial Position. We have completed an impact assessment. This assessment indicates that there will be a significant impact on the value of non-current assets and lease liabilities as the leases for office, production and retail space are currently accounted for as operating leases. For the current level of operating lease commitments refer to the contractual obligations table above. There will be an immaterial impact on the reported results for the year.

Critical Accounting Estimates and Judgments

Our consolidated financial statements are prepared in conformity with IFRS. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For discussion and sensitivity analyses of our exposure to these risks, see Note 28 to our audited consolidated financial statements included elsewhere in this prospectus.

Internal Control over Financial Reporting

In connection with the audit of the financial year ended December 31, 2017, we identified certain control deficiencies in the design and operation of our internal controls over our financial reporting that constituted material weaknesses. The control deficiencies resulted from (1) our technology access and change control environment not supporting an efficient or effective internal control framework and (2) reliance on manual processes.

Following the identification of these material weaknesses, we have taken steps to address these control deficiencies and continue to implement our remediation plan, which we believe will address their underlying causes. We are executing on our remediation plan for these material weaknesses by establishing more robust processes supporting internal control over financial reporting, implementing formal access and change controls to our systems, automation of a number of system interfaces driving improvements to our information technology systems. In addition, we have hired and will continue to hire additional accounting, finance and technology experts.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

LETTER FROM JOSÉ NEVES

I dreamt of Farfetch for the love of fashion.

When I was eight, I was given a computer for Christmas. It came with no video games, just a programming manual. I started coding and found my first passion: creating software.

In 1993, when I was 19, I started my first business. It was a “software house,” creating software for businesses and, being from the North of Portugal and a family with a history of shoemaking, fashion companies eventually became my clients. That’s when I found my second passion: fashion.

Eventually, I became a shoe designer, a boutique owner, a tradeshow organiser, a bit of everything in fashion. I fell in love with the industry – I was swept away by its people, places, chaotic creativity. Fashion is all about craftsmanship, creativity and great design. It celebrates beauty in every form. But it’s not art. It’s supposed to be worn, but more than that, as you wear it, it changes the way you feel that day and helps you to project how you want the world to see you.

Fashion – especially for the Millennial generation – empowers people and is one of the most important ways to manifest one’s individuality. People want to feel unique and that means finding that product that maybe only exists in very limited quantities on the other side of the world. This is why I believe Farfetch empowers individuality.

A ten year journey to build the platform for luxury fashion

By 2007, the internet was booming and gaining a foothold in every part of our cultural, creative and commercial lives. The clash between fashion, driven by creativity and emotion, and the internet, driven by speed and data, set the stage for a revolution in this industry.

As both a designer and technologist back in 2007, three things were clear:

•	First, the internet was going to dominate fashion, too. It was inevitable.

•

Second, the luxury fashion industry needed a platform. This is a key tenet of the internet. People need a destination that curates, aggregates and provides seamless service, connecting them to the thousands of independent creators and curators of fashion around the world.

•

Third, the established ecommerce marketplaces and platforms are consumer-centric but in a price-driven way. This is the antithesis of luxury fashion, which is driven by emotion, individuality, uniqueness, personality – not just convenience. Curation, not user generated reviews. Creativity, not price.

This was my rational side speaking, but my heart also spoke. My love for the designers, the boutiques, the people who love fashion all around the world was, and is, extremely strong. The idea of an unrivalled, inclusive, inspiring destination where the whole world of fashion would meet – creators, curators and consumers, all united for the love of fashion – was the vision that is at the heart of Farfetch today.

This ten year journey, which started in the middle of a global financial crisis, was far from easy!

The luxury industry has many peculiarities. It is mostly comprised of family-owned businesses. Even the largest conglomerates, with few exceptions, are controlled by families, and the vast majority of brands and retailers are family run. Relationships are paramount, and relationships take time to build.

Most of the major decisions that determine the ebbs and flows of the industry are made in Europe, where a large number of the largest luxury brands are based. This meant that most of my early conversations were in Italian and French, frequently involving the grandparents, parents, sons and daughters in the same room and often turning into family quarrels! Decisions are not just about business and are never short term. The reputation of the brand, the retailer and the family business are at stake. You need to build deep relationships that are based on a feeling of trust from all of the family.

I vividly remember those first meetings with retailers and brands back in 2008, the year we launched Farfetch to consumers. The idea of a platform connecting inventory sitting in disparate physical stores to one single, global ecommerce website, in real-time, was completely new and, for an industry that saw the internet as a threat or some sort of “heresy,” the Farfetch concept was mind boggling.

Slowly, over the course of a decade, we built relationships by proving we weren’t there to destroy luxury’s heritage and its “unspoken codes of conduct,” but actually to protect them and enable this industry to thrive. We were fashion insiders, and we just happened to be coders too! For us it is not a zero-sum game; it always has to be a win-win, where we protect what is sacrosanct in our beautiful industry and use technology to enhance the experience.

Farfetch had to be built as a platform, curating and controlling every single step of the seller and consumer experience with a deep sense of love for fashion. Every single aspect of our platform was built from day one for the love of fashion and deep knowledge of technology. That’s, in short, our “secret sauce.”

Today, Farfetch is the only at-scale, global technology platform for luxury.

For brands and boutiques, we are an innovation partner, as well as a plug-and-play global amplifier, making them available to over two million customers all around the globe, in a direct-to-consumer business model. For our consumers, we allow them to find the specific item they love from anywhere in the world, that they couldn’t find in their own city or anywhere else online.

Building a platform is hard. Building a platform for the luxury fashion industry was almost impossible. But, I knew that only by taking the more difficult path would we be able to seize upon a world of opportunities and many years of continued growth and innovation.

Despite all this growth, this industry is still in its infancy. Only 9% of luxury sales happen online, and the 91% that happen offline are still conducted as if we were in the 1990s! Physical retail, not just online, will need to reinvent itself, and we want to be the champions of that revolution too.

The future

Whether future consumer channels will be dominated by voice-enabled interfaces, AR/VR, or the Internet of Things, our API can seamlessly plug into any of these technologies, the same way we have already integrated with conversational ecommerce apps and launched a full-catalogue WeChat store in China. We believe our API-enabled platform makes our marketplace core business truly future-proof.

We ask ourselves: “How will the world shop for fashion in 5, 10, 20 years?”

We believe the world will continue using physical retail stores. Fashion cannot be fully digitised, unlike music or video. There is something magical about the physical retail experience. As a boutique owner 20 years ago, I discovered the interior design, the scents, the ability to touch the fabric and try on the clothes and, most importantly, the human touch and storytelling that digital will never completely replace.

Today’s digital-first customers have, however, been exposed to ultra-personalised experiences. Our favourite apps and internet companies know us, our preferences and give us an experience that is truly personalised. It is what consumers expect and demand. Offline retailers know nothing about us and learn nothing about us when we come in and after we leave. This will not last long, and we foresee a revolution in retail, powered by ultra-personalisation via digital technologies.

This is what our Augmented Retail vision, our Store of the Future, is all about: a seamless convergence of mono-brand, multi-brand, online and offline, delivering amazing user experiences in all touchpoints with the consumer.

We plan to continue investing aggressively in R&D. That, and growing our brand across geographies and categories, will be the focus of our investments in 2019 and beyond.

The opportunity & promise

It is my belief that we have only just started.

Even when we look back at the ten years since we launched and see so many incredible achievements, we know this is just day one and the very beginning of a thrilling journey.

The size of the opportunity is far larger than what Farfetch is today. The luxury industry has been consistently growing at a 6% compound rate for the past 20 years, which means – if we assume the same pace of growth – in the next ten years, it could reach well over $450 billion. By then, 25% of sales are expected to happen online. We believe the 75% of sales still happening in physical retail in ten years will be revolutionised by digital technologies. In fact, the distinction between offline and online retail will vanish, as consumers will not be able to tell where one started and the other finished. This is what we call at Farfetch “Augmented Retail.”

If one believes in the same pattern of disruption happening in music, travel, transportation and more, then the leading player will be a platform, not a retailer, brand or conglomerate. This leading player will have a significant market share, since we believe category leaders in other digital industries typically command over 60% market share and will bring players together in one place: curators, creators and customers.

I believe a single company will orchestrate this revolution in the conversion of offline and online luxury retail because, even if multiple retail-tech vendors emerge, the new technology will have to be adopted both by retailers and consumers. We believe consumers will always gravitate to one single app, forcing vendors to gravitate to one single platform, most likely a platform that has already built consumer-side critical mass and benefits the entire ecosystem. This all translates into a potential $450 billion addressable market for Farfetch, which, as the operating system for luxury, we want to transform, empowering individuality for consumers, curators and creators of fashion.

Our promise to our investors is a boundless dedication to our consumers, restless innovation and to focus on achieving sustainable, continued growth.

Our promise to our Farfetchers is to continue to be a mission – and values-driven business and a great employer that fosters happiness at work.

Our promise to our consumers, retailers and brands is to keep amazing them, every single day, to the best of our human ability.

For the Love of Fashion.

José Neves

Founder and CEO

BUSINESS

Our Mission

Farfetch exists for the love of fashion. We believe in empowering individuality. Our mission is to be the global technology platform for luxury fashion, connecting creators, curators and consumers.

Overview

Farfetch is the leading technology platform for the global luxury fashion industry. We operate the only truly global luxury digital marketplace at scale, seamlessly connecting brands, retailers and consumers. We are redefining how fashion is bought and sold through technology, data and innovation. We were founded ten years ago, and through significant investments in technology, infrastructure, people and relationships, we have become a trusted partner to luxury brands and retailers alike.

The global market for personal luxury goods was estimated to be worth $307 billion in 2017 and is expected to reach $446 billion by 2025, according to Bain, and is largely characterized by family-controlled companies, brand integrity, longstanding relationships and fragmented supply. In addition, luxury sellers require a high-quality environment in which to sell their merchandise. As a result, these sellers have been cautious in their adoption of emerging commerce technologies.

The global luxury market is evolving, driven by an accelerating shift of consumers to online discovery and purchase, the increasing importance of Millennials and the growth of luxury consumption in China and other emerging markets. We connect a global consumer base to the highly fragmented global supply of luxury fashion, and we have established ourselves as the innovation partner to the luxury industry.

We are a technology company at our core and have created a purpose-built platform for the luxury fashion industry. Our platform consists of three main components:

•	Applications. The Farfetch Marketplace is the primary application on our platform. In addition, we continue to build other offerings including Farfetch Black & White and Farfetch Store of the Future.

•

Services.    We have invested in and developed an integrated service offering, including content creation and end-to-end logistics. This enables us to offer the high-quality environment required by the luxury ecosystem.

•

Data.    We use our rich data sets and proprietary algorithms to deliver an enhanced consumer experience and create better businesses for retailers and brands. Our data insights drive operational efficiencies that create value for all partners on our platform.

The Farfetch Marketplace is the first and largest application built on our platform and is currently the source of over 90% of our revenue. We operate the largest digital luxury marketplace in the world. As of June 30, 2018, the Farfetch Marketplace connected over 2.3 million Marketplace consumers in 190 countries to over 980 luxury sellers. For consumers, we provide curated access to the highly fragmented supply of luxury merchandise. For luxury sellers, which includes 614 retailers and 375 brands who sell directly on the Farfetch Marketplace, we facilitate connection to the deepest pool of luxury consumers across the world. Aggregating a large number of luxury sellers requires long and careful relationship building and acts as a significant barrier to entry. We have carefully nurtured these relationships for a decade. Our Marketplace model allows us to offer the broadest and deepest selection of luxury fashion available online globally, while incurring minimal inventory risk and without capital-intensive retail operations.

We are reinventing how consumers discover and engage with luxury fashion. We facilitate the discovery of new brands, provide tools to allow consumers to find the items they are looking for and inspire lovers of fashion around the world. We provide a unique, personalized experience based on our deep understanding of our consumers. Consumers choose our Marketplace because they trust we will deliver a consistent, high-quality experience from start to finish, while being able to access over 3,200 different brands as of June 30, 2018. The luxury merchandise on our Marketplace is curated in three phases: (1) our rigorous selection of luxury sellers; (2) the expert buying decisions of our retailers, including the individual perspective and combined buying expertise of over 610 boutiques and (3) our optimization of our product mix using data insights and knowledge of the luxury market. We believe that people who love fashion, love Farfetch.

We are redefining commerce for luxury sellers. With access to a global consumer base, combined with an integrated marketing approach, we drive demand for our luxury sellers. Luxury sellers gain deep data insights and real-time feedback that are valuable in their decision making. They choose our platform because we help them grow their businesses with an enhanced online presence, powerful tools and superior economics, all while retaining control, which is critical to them. By providing a digital storefront, inventory management, a global logistics solution and other tools to help manage their businesses, we are embedding ourselves as both a commerce enabler and an innovation partner. Access to over 2.3 million Marketplace consumers, of which over 1.1 million were Active Consumers as of June 30, 2018, through the Farfetch Marketplace allows luxury sellers to instantly significantly increase their consumer reach, and our platform allows us to be their trusted innovation partner for the future.

We generate income from transactions conducted on our platform, which, together with Browns In-Store Revenue, represents our GMV. We primarily operate a revenue-share model where we retain commissions and related income from these transactions. Our business has grown significantly, as evidenced by the following:

•	As of December 31, 2017, we had 935,772 Active Consumers, up 43.6% since December 31, 2016. As of December 31, 2016, we had 651,674 Active Consumers, up 56.8% since December 31, 2015.

•	Our GMV was $909.8 million in 2017, up 55.3% over 2016, and was $585.8 million in 2016, up 53.4% from 2015.

•	Our revenue was $386.0 million in 2017, up 59.4% over 2016, and was $242.1 million in 2016, up 70.1% from 2015.

•	Our Adjusted Platform Revenue was $296.4 million in 2017, up 63.8% over 2016, and was $180.9 million in 2016, up 69.4% from 2015.

Our Industry

We operate at the intersection of luxury fashion, online commerce and technology. The global luxury industry is large and characterized by specific market dynamics and consumer trends that are shaping the future of the industry, including the following:

•

Large, stable and resilient addressable market.    According to Bain, the global market for personal luxury goods was estimated to reach a record high of $307 billion in 2017, growing at a 6% CAGR since 2010, and in 2017, the personal luxury goods market experienced growth across all regions. Bain also states that online has become a larger percentage of the overall market, growing at a 27% CAGR since 2010.

•

Fragmented supply.    Of the 20 largest luxury fashion brands by revenue, 19 are headquartered in Europe yet address a global demand. The luxury ecosystem is characterized by family ownership and longstanding relationships, and luxury brands have traditionally maintained strict control over their product, distribution, marketing and pricing. Larger luxury brands access demand by building expansive networks of directly operated stores and through department stores. However, the result is often a mismatch between supply and demand, with either excess or redundant inventory or insufficient supply to match local demand. Emerging brands typically have no route to the global market, and their distribution is limited by their ability to finance and produce sufficient supply for each local market. They largely rely on wholesale distribution through a network of independent fashion boutiques, and it is through the boutiques that emerging talent is discovered, new designers are able to flourish and new brands emerge. As a result, luxury fashion inventory, from both large and smaller brands, is distributed across a highly fragmented network of luxury sellers.

•

Luxury channel shift to online.    According to Bain, the online share of the global personal luxury goods market in 2017 was approximately 9%, significantly lower than other retail markets. This has been driven by luxury brands’ cautious approach to adopting technology and social platforms. However, online sales are expected to become a larger percentage of the total market, reaching 25% by 2025, according to Bain. Luxury retailers and brands are becoming increasingly reliant on online channels, as declining foot traffic is impacting their ability to reach consumers through physical stores. As luxury consumers move online, data analytics will become increasingly important to understand tastes and consumer preferences.

•

Transition to digital.    The shift to digital is affecting how the luxury industry and consumers interact. Inspiration and trends have shifted from editorial content on the printed pages of monthly fashion magazines to the real-time social media channels of the world’s leading fashion bloggers, influencers and celebrities. We believe digital is already informing 70% of consumers’ purchasing decisions. For luxury sellers, digital is fundamentally changing their route to market as well as their communications and engagement with their end consumer.

•

Generational demographic shift.    As new generations of global luxury consumers account for a larger share of spending, they are fundamentally changing the way luxury products are purchased. According to Bain, Millennial and Generation Z online shoppers accounted for approximately 85% of the growth in luxury fashion in 2017, and they are expected to make 45% of total luxury fashion purchases by 2025. In addition, the Millennial demographic expects immediate access to new products, seamless consumer experience and rapid delivery at all times. Their purchasing decisions are influenced by social media, peer reviews and influencer marketing rather than traditional fashion editorial. The graph below demonstrates the current and expected growth of Millennial and Generation Z shoppers compared to other generations.

Share of Global Personal Luxury Goods Sales Value by Age Demographic

Source: Bain & Company—“Luxury Goods Worldwide Market Study” (Fall-Winter 2017)

•

Emerging markets driving growth. The demand for luxury fashion is truly global. Consumers of luxury fashion have traditionally been from Europe, the Americas and Japan. Europe and the Americas collectively accounted for almost two-thirds of sales in the global personal luxury market in 2016, according to Bain. Over the next decade, growth of the global luxury fashion market is expected to be significantly driven by demand from emerging markets, including China, the Middle East and Eastern Europe.

Share of Global Personal Luxury Goods Market by Nationality

Source: Bain & Company—“Luxury Goods Worldwide (Fall-Winter 2017)”; “The Millennial State of Mind”

Our Platform

We operate a modular end-to-end technology platform purpose built to connect the luxury fashion ecosystem worldwide. Our vision was to create a single operating system that could address the complex demands of consumers and luxury sellers alike. Our platform is designed to deliver the future of luxury retail by addressing the unique challenges faced by each participant in the ecosystem and to offer a transformative luxury experience across both offline and online channels. Our platform is built on an API-enabled proprietary technology stack, which provides the foundation for the three main components: applications, services and data, as illustrated below.

Applications

Farfetch Marketplace.    The Farfetch Marketplace is the first and largest application built on our platform and is currently the source of over 90% of our revenue. Our Marketplace connects the two sides of the luxury fashion market: consumers from 190 countries and luxury sellers from 45 countries.

Farfetch Black & White Solutions.    Our modular, white-label ecommerce offering provides retailers and brands with platform services ranging from individual off-the-shelf elements to a full-service branded ecommerce solution. Farfetch Black & White powers the online shopping experiences of global brands such as Christopher Kane, Proenza Schouler and Thom Browne.

Farfetch Store of the Future.    We believe the future of luxury fashion retail will be defined by the reinvention of the consumer experience by connecting the online and offline retail worlds. We have developed, and continue to evolve, a suite of connected in-store technologies to provide a digitally enabled, personalized physical shopping experience.

Seller Tools.    We have created powerful operational tools that help drive efficiencies for our luxury sellers. These include STORM, an integrated operating tool that enables end-to-end management of the online selling experience for our luxury sellers, and FFLINK, an integration platform built to provide a seamless connected retail solution for our luxury sellers.

Services

We have invested in and developed an integrated service approach that enables us to offer a consistent luxury environment for all of our platform partners. We achieve this through free and fast content creation to achieve a luxury product presentation, demand generation through our marketing services, secure multi-currency payment processing and smart supply chain management. We provide consumers with a localized luxury experience, including after-care in the form of multilingual customer service and free returns processing.

Data

Through our multiple interactions with our luxury sellers and consumers, we develop rich data sets and proprietary algorithms that drive operational efficiencies to create value for all participants on our platform. Our data science capabilities automate decision making through the application of machine learning to guide merchandizing, targeting, curation and feedback. As of June 30, 2018, we had 631 engineers and data scientists developing and enhancing the data interactions on our platform. These insights allow us to deliver an enhanced consumer experience and create operational efficiencies for our platform partners.

The World’s Largest Marketplace for Luxury

In a market that is both global and highly fragmented, we operate the only global marketplace at scale to match demand for, and supply of, personal luxury goods. We offer merchandise across multiple categories, including Womenswear, Menswear, Kidswear, Vintage, Fine Watches and Fine Jewelry.

Our Consumers

As of June 30, 2018, we had 1,118,047 Active Consumers, up from 796,297 as of June 30, 2017. We have adopted a comprehensive approach to consumer targeting, and our proposition has broad appeal to all groups of luxury consumers. Based on our surveys conducted in March 2018, the reported average age of our consumers was 36 years old with an average household income of $121,500, and 66% of our consumers are female.

While we believe that over 50% of our consumers are Millennials and it is this generation that is leading the shift from offline to online commerce, we would describe all our consumers as having a “Millennial mindset.” This means that they embrace technology in order to find new ideas and inspiration and place more emphasis on buying fashion that reflects their own personality, embracing individuality and self-expression. Consumers with this “Millennial mindset” expect curation of content and personalization, take inspiration from social media and direct channels rather than traditional editorial and will shop across various multi-brand platforms, both online and offline. They value the “story” behind brands and the reflection of the brands they buy on their image and profile. The chart below compares the age distribution of our consumers to all luxury consumers.

Age Distribution of Farfetch Consumers vs. All Luxury Consumers

Source: Company internal surveys.

Benefits for Our Consumers

We are reinventing how consumers discover and engage with luxury fashion:

•

Global access to an unparalleled range of luxury merchandise.    We offer our consumers the ability to discover and access the most comprehensive range and depth of luxury merchandise online, no matter where they are in the world. As of June 30, 2018, over 3,200 different brands were available on our Marketplace, ranging from heritage brands to emerging designers. The breadth and depth of merchandise available on our Marketplace is reflected in our stock value. For the 2018 spring/summer season, we had 5.7 million stock units available on our Marketplace, with a stock value of $2.4 billion. We offer ten times more SKUs, and deliver to consumers in more countries around the world, than the closest competitor to our Marketplace.

•

Curation of supply.    We are not a typical marketplace that aggregates all available supply in a given vertical. Rather, we focus on the curation of supply for our consumers. Brands and department stores on our Marketplace provide the benefits of depth of supply, while our network of boutiques provides breadth and the individual perspectives and combined buying insight of 614 of the world’s leading luxury retailers. Our marketplace aggregation model allows consumers to discover unconventional items that inventory-bearing retailers may not choose to stock. We have a three-stage supply curation process:

•

Stage 1—Curation of luxury sellers.    We have a rigorous framework to assess retailers and brands. Boutique selection is based on their brand assortment, category focus, market reputation and strength of buying. Brand selection is based on demand and trends so that we offer our consumers access to the best, most current and most desirable products. Only those luxury sellers that meet our strict criteria are selected, and any that fall below our service standards will not continue to sell merchandise on our Marketplace.

•

Stage 2—Curation of stock in boutiques.    Our consumers benefit from the carefully curated assortment of luxury fashion that each boutique sources and offers on our Marketplace, allowing them to access merchandise from over 610 geographically diverse boutiques.

•

Stage 3—Curation of our Marketplace.    We monitor the product supply on our Marketplace consistently to ensure the product mix evolves, providing our consumers with access to desirable and unique inventory, in addition to the widest variety of fashion that is not available at any other single online destination.

•

Luxury consumer experience.    We had over 2.3 million Marketplace consumers from 190 countries as of June 30, 2018, but we recognize that each of these consumers is an individual. To each consumer, we deliver a consistent, high-quality experience from start to finish, including localized websites, multilingual customer support and superior logistics. Our business model allows us to offer our consumers flexibility regardless of where they are. This includes same-day delivery options in 18 major global cities. We began offering our F90 store to door in 90 minutes service in April 2017, when shopping from select luxury sellers. In 2017, 91% of our orders were cross border. Through our platform integrations, we shield our consumers from dealing with the complexity of currency, shipping, tariffs and taxes, on orders and returns.

•

Personalization and inspiration.    We aim to inspire lovers of fashion around the world. We use our rich data sets and data science capabilities to enable our consumers to navigate the breadth of product available, providing inspiration and a more personalized discovery experience.

Our Luxury Sellers

As of June 30, 2018, we had 989 luxury sellers on our Marketplace, of which 614 were retailers and 375 were brands, including many of the most sought-after and prestigious names in the fashion industry.

Our relationships with our luxury sellers are strong. Of our 614 retailers, 98% have entered into an exclusive relationship with us. In the last three years, we have retained all of our top 100 retailers and all but one of our top 100 brands, excluding those we terminated for poor performance.

Benefits for our Luxury Sellers

We are reinventing how retailers and brands transact in luxury retail:

•

Global distribution and access.    We are transforming the addressable market for luxury sellers by enabling them to reach, from any physical location, over 2.3 million Marketplace consumers of luxury fashion in 190 countries. We are the only truly global luxury marketplace at scale and offer a fully managed suite of services to support our luxury sellers, from content creation to last-mile delivery and returns.

•

Attractive economic model.     We believe that we offer attractive economics to all luxury sellers. We enable them to grow their addressable market without diminishing economics. Luxury sellers are able to achieve incremental sales making their inventory available to a global audience, optimizing inventory without increasing their physical footprint. For example, as illustrated in the chart below, the industry economics allow for significant margin for retailers after commissions and other payments to Farfetch. This chart also illustrates the significant profit opportunity available to brands who sell directly on the Farfetch Marketplace.

Illustrative Industry Economics

•

Data insights.    The Farfetch Marketplace model provides us with access to rich consumer data throughout the whole consumer journey. This data feeds our proprietary algorithms, generating critical insights that create value for our luxury sellers. This allows them to offer more relevant products, improve inventory management and optimize their pricing strategies, enabling them to efficiently scale their businesses.

•

Market insights.    Our buying experts, who have deep roots in the fashion ecosystem, work with our luxury sellers to provide tailored perspectives on industry trends, brand dynamics and new season launches.

Additional Benefits for Brands

Further to the benefits provided to all luxury sellers, we offer additional strategic benefits to brands:

•

Full control.    Brand positioning and visual representation are of paramount importance to luxury brands. We facilitate engagement with a wider audience in a multi-brand environment without forgoing control of the most important aspects of their business, including product pricing.

•

Powerful media partner.    With compelling brand adjacencies, superior content and access to a high-intent consumer base that is hard to reach effectively through traditional media, our Marketplace offers a highly targeted digital channel, and our Marketplace enhances a brand’s online visibility and exposure.

•

Marketplace innovation.    Our Marketplace enables luxury brands to deliver an optimized ecommerce experience, differentiating them within the luxury ecosystem. Our modular, flexible infrastructure addresses the challenges of operating a global, online business for brands. We allow brands to outsource innovation to a partner who they trust and who understands the unique complexities and challenges of the luxury industry.

•

Catalyst for emerging brands.    Emerging brands typically face high barriers to entry in the global luxury market, such as limited reach, scalable economics and brand exposure. Our Marketplace lowers these barriers by providing access to a high-intent luxury consumer base, attractive marketplace economics and exposure alongside the world’s leading luxury brands.

Luxury Seller Case Study

GUCCI

GUCCI

FARFETCH
Gucci in 90 Minutes

In early 2017, Gucci partnered with Farfetch to sell inventory directly on the Marketplace. Gucci's objective was to grow its direct-to-consumer online channel while maintaining full control of its esteemed brand.

Farfetch developed an innovative and unprecedented solution – F90, Gucci store to door in 90 Minutes. Utilizing its global distribution points and multi-channel integrations, Farfetch enabled the launch of F90 – a luxury fashion industry first utilizing the Farfetch Platform.

Rather than cannibalize its wholesale business, Gucci direct supply has complemented the selection available to consumers.

The share of GMV from Gucci direct has remained relatively constant over the last four months of 2017, even as total GMV from sales of Gucci grew.

Distributed inventory network

GUCCI
5 warehouses
USA
Europe
Australia
Korea
Japan
To be integrated China
Regular order fulfilment
10 Gucci stores
Dubai
London
LA
Miami
Madrid
Milan
New York
Paris
Tokyo
São Paulo
F90
94 retailers
Browns
Global boutiques
F90 (Browns) & regular order fulfilment
FARFETCH

Source: Farfetch internal data

Our Strengths

We believe that the following strengths contribute to our success and are differentiating factors:

•

Visionary, founder-led management team.     We are led by our founder, José Neves, who has a unique combination of knowledge of and passion for the fashion industry and a deep understanding of technology. Our management team’s clear sense of mission, long-term focus, commitment to our core cultural values and focus on transforming the luxury industry through technology are central to our success. Members of our team have created and grown leading luxury, fashion and technology businesses globally, and they retain a strong entrepreneurial spirit.

•

Scalable proprietary technology.     We have built a scalable proprietary technology platform, which enables us to grow the reach of our Marketplace efficiently, while supporting the creation and development of new applications. This benefits both the sophistication of the applications we develop, as well as the speed with which we are able to deploy them.

•

Unique data capabilities.     Our business model allows us to collate large volumes of unique data from touch points throughout the luxury fashion ecosystem. This includes real-time inventory data, global behavioral and transactional data and pricing data for over 335,000 SKUs from more than 3,200 different brands available on our Marketplace as of June 30, 2018. We believe this gives us unparalleled, multi-dimensional insight into the entire luxury ecosystem. Our team of data scientists and specialist engineers utilize the data to feed our proprietary algorithms to enhance our platform and benefit all platform participants.

•

Established partner relationships.     We are the partner of choice for the world’s leading brands, boutiques and department stores. These relationships cannot easily be replicated and represent a high barrier to entry. As of June 30, 2018, we partnered with 614 of the world’s leading luxury retailers and 375 brands. These relationships enable us to give our consumers access to unique and scarce inventory, in addition to the widest selection and variety. Our platform relationships extend beyond our Marketplace and include, for example, our multi-year global innovation partnership with CHANEL.

•

The world’s largest selection of luxury.     We operate the only luxury digital marketplace at scale. We offer ten times more SKUs than the closest competitor to our Marketplace. We achieve this by aggregating supply from a large number of globally distributed sources, offering consumers both breadth and depth of luxury merchandise.

•

Fully integrated supply chain operations.    We offer comprehensive supply chain capabilities to our platform partners, from content creation to our global fulfilment network, which integrate delivery partners from around the world in a single, efficient interface. Luxury fashion inventory is located across a highly fragmented network of luxury sellers. Our fulfilment network is based on a distributed inventory model, aggregating inventory from multiple stock points of our luxury sellers in real time, giving us the capability to get shipments to consumers quickly and efficiently, due to the proximity of the inventory to the consumer. We have invested significant resources in building and developing this network, and this has created a significant competitive advantage and economies of scale.

•

Our marketplace business model.    Our model allows us to offer the broadest and deepest selection of luxury fashion available online globally, while incurring minimal inventory risk and without capital-intensive retail operations. This allows for low capital expenditures, favorable working capital dynamics, minimal inventory holding and an ability to drive stronger future margins than traditional inventory-taking business models. For the six months ended June 30, 2018, our Average Order Value was $622.1, and we had a 31.7% Third-Party Take Rate.

•

Powerful network effects.    Interactions among our consumers and luxury sellers on our Marketplace generate strong network effects. More brands, boutiques and department stores on our Marketplace increases the choices available to consumers, and more consumers on our Marketplace increases the potential sales for our luxury sellers through a self-reinforcing, mutually beneficial network effect.

•

Culture of innovation.    Innovation is intrinsic to Farfetch. For a decade, we have redefined how the luxury industry engages with consumers and technology. We believe that technology will continue to enable a better luxury ecosystem, and we will continue to pioneer innovation, for example by executing our vision for Augmented Retail, including Farfetch Store of the Future. In addition, our open architecture allows other innovators to build on our platform. As a result of our investment and reputation, we expect that third parties will continue to seek out Farfetch as their innovation partner, providing us with further opportunity to extend our platform.

Our Growth Strategies

The key elements of our growth strategies include:

•	Improving consumer economics and growing our consumer base

•

Increasing the lifetime value of existing consumers.    We have cultivated our consumer base and have strong consumer loyalty. We are committed to ensuring that through our curated supply, as well as our comprehensive approach to data and analytics, we are able to offer our existing consumers more of the merchandise that they want. We will continue to refine our approach to data analytics, allowing us to further optimize and improve our marketing approach and consumer experience, so that existing consumers visit the Farfetch Marketplace more often, convert more efficiently and have higher Average Order Values.

•

Attracting new consumers.    We are focused on growing our consumer base in all markets, with a particular emphasis on emerging markets including China, the Middle East, Latin America and Eastern Europe. Our expansion strategy includes offering consumers global access to luxury products that are tailored to local market trends and tastes, along with localized interfaces. For example, the rapidly growing luxury industry in China represents a major opportunity for us, and we have invested locally to support growth. As of June 30, 2018, we had 186 Farfetchers in Shanghai and Hong Kong, and our platform was able to deliver local language and payment systems. We are currently one of a small number of global technology platforms to have full access to the Chinese market, which is predicted to represent 35% of personal luxury goods sales in 2025, according to Bain. As another example, we have a strategic partnership with the Chalhoub Group in the Middle East to further our expansion in that region.

•	Increasing product supply and our luxury seller base

•

Increasing supply from existing luxury sellers.    We can further increase the depth of our supply from our existing luxury seller base. We believe sellers will sell more of their inventory on our platform if we continue to offer a compelling value proposition, such as data-led insights, access to relevant demand and technological innovation, and we aim to continue developing these offerings.

•

Adding brands, boutiques, department stores and other partners.    We plan to further increase the number of luxury sellers in order to expand the assortment and availability of merchandise on our Marketplace. In addition to adding brands and boutiques, we plan to continue to add department stores and new types of retailers to participate on our Marketplace.

•

Expanding into new categories and offerings.    We aim to enhance our product offering for consumers and create additional opportunities for sellers on our platform by expanding into other luxury categories and offerings. Our current share of the global market for personal luxury goods is approximately 0.3% of the estimated total addressable market of $307 billion in 2017. Our ability to expand into adjacent categories within the personal luxury goods market will enable us to increase our penetration of a large and robust total addressable market.

•

Investing in new technologies and innovation.    We will continue to invest in people, product and infrastructure to drive technological innovation in the luxury industry. This includes continuing to enhance our Marketplace for all participants through the application of data science and machine-learning technologies to facilitate further personalization and inspiring moments for consumers. We will also continue to grow Farfetch Black & White and further develop and monetize Farfetch Store of the Future. We aim to continue to be the innovation partner of choice for the luxury industry, developing new ways for the fashion ecosystem to evolve. We will supplement the growth of our internal service offerings with external third-party providers that can build on our platform to offer complementary services to our consumers and luxury sellers.

•

Building the Farfetch brand.    While we have established a significant position in the fashion industry, we have an opportunity to increase market share by growing our brand awareness. We believe that with continued investment in brand marketing, data-led insights and effective consumer targeting, we can expand and strengthen our reach.

Our Products

We aspire to build technology products that meet the varied and evolving needs and wants of luxury consumers, retailers and brands.

The Farfetch Marketplace—Farfetch.com and our iOS and Android apps

We have a global consumer base that expects a seamless user experience. Consumers are able to engage with us across our website and mobile apps for both iOS and Android devices. Our Marketplace is supported by 17 localized sites in 12 local languages, offering features such as a user-friendly home page, browse function, product detail, wishlist and consumer account management.

We have a multi-disciplinary search team including data scientists and machine-learning engineers who work to better understand intent, leveraging these insights to identify the type of merchandise that is most meaningful to our consumers, and consequently strengthening our proprietary metadata. The browsing function is underpinned by a real-time stock management system, filling search results with higher volume stock to ensure availability. In addition, we are developing visual merchandising tools to train the algorithms used by our merchandising team, so our system becomes more intelligent and our processes become more scalable, trending toward an increasingly personalized experience.

Our consumers are driven by a desire to discover new products and trends. We have two sections of our site, “New In Today” and “New In This Week,” that provide consumers with access to products that just went live on our Marketplace. Our recommendation engine applies strategies ranging from look-alike algorithms on out of stock pages to collaborative filtering options to surface what similar consumers are viewing throughout our catalog.

The objective of our app is to enable our global consumers to shop effortlessly using their mobile devices, wherever, whenever. Our app, available in 12 languages on iOS and Android, enables consumers to search by designer, category or keyword, shop via daily new arrivals or discover products through highly personalized and dynamic recommendations. We regularly improve our app user experience, adding features such as: personalization; “Shop the Look;” new payment methods, including Apple Pay and WeChat Pay; touch ID and Facebook Connect for easy login; order tracking; geo-targeted shipping services; enhanced search with suggestions and personalized search recommendations; in-app messaging capabilities and push notifications. In addition, the Farfetch Private Client app offers certain consumers bespoke functionality and exclusive access to fashion products and services. We believe that the increase in popularity of our app demonstrates the changing dynamics of consumers’ shopping behavior. For the six months ended June 30, 2018, our app accounted for 21% of total visits to our Marketplace.

Farfetch Black & White Solutions

Farfetch Black & White is our package of white-label solutions for luxury fashion brands and retailers. We deliver a global, multi-channel ecommerce offering that enables retailers and brands to seamlessly interact with their consumers, while also allowing them to focus on the creative aspects of their businesses. These solutions are built on our platform, providing the same capabilities and scale as our Marketplace, and benefitting from the improvements to and the innovation of our platform. We further the specific business goals of our partners by creating a modular package of solutions from which they can choose from specific bundles of products and services or a full end-to-end ecommerce experience.

By building on our fully API-enabled platform, Farfetch Black & White allows for a flexible front-end suite of products, comprised of global websites, apps or WeChat stores. Our back-end infrastructure allows retailers and brands to synchronize their websites with in-store and warehouse inventory, both from mono-brand stores and other suppliers in their distribution network, and facilitate in-store pick-up and consumer returns. Our modular approach provides retailers and brands the optionality of a more flexible solution depending on their ecommerce needs. A retailer or brand could select all of our front-end suite of products or a combination of them. In addition, we offer services, which include, among others, digital marketing, consulting, localization, production and warehousing. All of these are modular services that can complement the front-end suite of products or can stand alone. Monetization of individual products and services is negotiated and may include any combination of build fees, revenue share, agency fees or consultancy fees.

Augmented Retail and Farfetch Store of the Future

We believe the future of luxury fashion retail will be defined by the reinvention of the consumer experience, through online and offline integrations. We call this vision Augmented Retail, taking the magic of the physical store experience and bringing it together with the advantages of the online and digital experience, underpinned by the use of data.

Our Augmented Retail vision begins with the consumer in mind. Consumers enjoy the experience of being in store, building a relationship with the sales associate and experiencing merchandise in the luxury store setting, yet technology has meant that consumers now expect ultra-personalized experiences, both in their real and digital lives, and expect those worlds to be seamlessly connected. Our Augmented Retail vision reflects the retail experience of the future by giving retailers visibility of their consumers’ preferences, both in store and online, enabling them to enhance the services they can offer. With this in mind, we have developed a range of services and technologies to progress innovation in the luxury industry.

In April 2017, we unveiled our Augmented Retail vision and launched Farfetch Store of the Future, a technology-powered retail operating system. This suite of technologies aims to improve retail productivity by capturing consumer data and enhancing interactions between consumers and sales associates, both in store and when the consumer interacts with the retailer or brand online. The open innovation approach to our operating system means that retailers and brands can also use third-party technologies on our platform. This allows for a uniquely tailored offering to each brand or retailer in keeping with their in-store and online strategy. Our Farfetch Store of the Future technology launched in Thom Browne’s London and New York stores in February and March 2018, respectively, and in Browns East in May 2018. In February 2018, we announced a multi-year global innovation partnership with CHANEL, through which we will work together to develop a range of digital initiatives to deliver a superior consumer experience both online and offline.

Management Tools for Luxury Sellers

We provide tools and solutions that enable our luxury sellers to maximize their businesses on our Marketplace and provide real-time visibility of inventory. These tools include:

•

STORM.    STORM provides luxury sellers with a number of capabilities designed to drive their success on our Marketplace, including data management, inventory management, analytics and KPIs, order management and fulfilment, consumer profiles and omnichannel fulfilment.

•

FFLINK.    FFLINK is the API layer that allows our partners to integrate our platform with their own systems or other third-party ecommerce solutions, such as Magento, Shopify, Cegid, Teamwork Retail, Lightspeed and Retail Pro.

Luxury Seller Case Study

Our Technology

Technology is at the core of our strategy, powering our operational capabilities and the sustainable scalability of our platform. We believe that continuous investment in our technology has given us a competitive advantage and enabled fast innovation.

While building, maintaining and optimizing our platform, we apply the following key principles:

•

API-first design.    All the complexity of our business logic is accessible via a variety of APIs. When addressing a new functionality, we consider the questions and actions our platform should address and the most intuitive API design. Only after this assessment do we execute implementation details. This approach focuses our team on delivering the most sustainable solution with the best business outcome.

•

Multi-tenancy.    Our platform is built for multi-tenancy and multi-client use. This allows the same infrastructure and services architecture to support both our Marketplace and other applications, such as Farfetch Black & White and Farfetch Store of the Future. The architecture design provides security, data isolation and support for individual tenant configurations.

•	Modularity. Our platform’s internal services have a modular design, allowing us to evolve individual system boundaries independently or replace components via integration with external modules.

•	Flexibility. The ability to integrate with other platforms is key to our design. Our platform has the flexibility to either be a part of other systems or allow other systems to become a part of ours.

Our platform architecture enables the following:

•

Cross-device experiences.    By making features available through our platform API rather than on a specific device, we enable the possibility of sharing experiences across multiple devices, allowing, for example, consumers to start browsing and adding items to their Shopping Bag on a laptop and complete checkout on a mobile device. Maintenance of features is also done on the platform level, which maximizes efficiency.

•

Technology and team organization.    The control of our systems design and architecture supports increased agility in our teams’ growth and organization. We rationally scale our organization and technology, clustering teams around business areas with their specific domain languages and building small nimble teams within each area as new services are created, in order to break down the complexity. This model has enabled us to keep start-up like structures that can quickly adapt and react to new challenges.

•

Innovation velocity.    By having our business logic available via a centralized API-enabled platform, we can quickly make new platform innovations available to all applications and explore new scenarios at the consumer experience level, leveraging past learnings and experience embedded into our platform.

•

Provider agnostic.    We designed our platform to be independent of any specific infrastructure provider, allowing us to scale across multiple cloud providers or self-managed data centers. We can also run scenarios under containerization, which allows us to run applications within a contained environment or in one operating system but in isolation from one another, or non-containerization, where each application can run within its own or multiple containers and each application runs simultaneously on the same computer. Making such options available as part of our design allows us to manage infrastructure costs.

•

Point of delivery.    Our systems and infrastructure are designed to operate across multiple geo-distributed points of delivery. They are built using technologies that provide horizontal scalability, high-availability and data management.

Open Source Technologies

We use open source technologies and continuously assess existing and proven open source frameworks that can be used to accelerate our deliveries and focus on the added value to the business. We license technology, content and other intellectual property from technology providers and partners when a commercial license and support are available, which can provide added value and operating efficiencies to our business and integrate through our API enabled platform.

Our Innovation Framework

We have developed a robust framework around innovation as a way to prioritize our efforts and focus on potential opportunities that are consistent with our mission:

•	Our innovation. Our teams innovate on a daily basis, and we provide an environment that inspires and encourages ideas from all Farfetchers to ensure the best are elevated and come to fruition.

•	Corporate development. We routinely evaluate acquisitions and collaboration opportunities that will expand our business and further our strategic objectives and mission.

•

Platform engagement.    We enable external businesses to build on our platform in order to offer complementary products and services to our consumers and platform partners. These businesses engage with us via our API and make use of the modular services we offer to grow their own businesses.

•

Dream Assembly.    This is our accelerator program that provides commerce technology startups with access to our mentorship, networking and support. It is designed to accelerate the growth of these startups and enhance the luxury ecosystem.

Browns

Browns is an iconic British fashion and luxury goods retailer with a heritage of introducing new fashion labels and pioneering luxury fashion since the 1970s. As an example of its ability to identify new fashion talent, Browns purchased the entire design school graduation collection of then unknown designer John Galliano, championed other young designers such as Hussein Chalayan and Alexander McQueen from the outset of their careers and, more recently, was the first to stock Christopher Kane.

Browns operates two retail stores in London and also leverages our platform applications. Ownership of Browns enables us to understand the fashion ecosystem through the lens of a boutique. In addition to enhancing our credibility in fashion, Browns also serves the critical mission of pioneering innovations developed under our Augmented Retail strategy, including providing a luxury fashion boutique environment to test Farfetch Store of the Future technology.

Our Global End-to-End Operations

We provide consumers with a localized luxury experience. Our core operations areas are smart supply chain management and luxury customer care.

Smart Supply Chain Management

Content Creation.    The first step in our supply chain operations is content creation. In-house content creation allows us to achieve a luxury product presentation with a consistent look and feel, with short lead times and low cost. Our content creation process includes styling, photographing, photo-editing and content management. Our studios are the heart of the process, where teams of professional stylists, models and photographers create product images. We also develop original content, including tailored merchandise descriptions, convenient size and fit information and detailed measurements information to provide the best consumer experience, maximize sales and minimize returns.

We operate four strategically located production centers in Guimarães (Portugal), Los Angeles, São Paulo and Hong Kong, processing over 465,000 products and producing approximately 2.4 million unique luxury images during 2017. Our largest production center can process over 3,000 items per day at peak times.

Fulfilment.    We have invested significant resources in developing our fully integrated logistics network. We have developed smart supply chain algorithms that are built around deep information sharing and aligned through shared incentives, which make our supply chain scalable, capital efficient and highly agile.

Fulfilment is executed by our luxury sellers and includes picking and packing the merchandise in Farfetch-branded packaging and booking the pick-up for onward delivery to the consumer. We prioritize effective fulfilment to over 190 countries, building a robust process enabled by technology and strong collaboration among our internal teams, our luxury sellers and our distribution delivery carriers.

In the year ended December 31, 2014, approximately 3.3% of our orders were unfulfilled as a result of insufficient stock. We then instituted a scheme of incentives and penalties for our retailers and brands, and in the year ended December 31, 2017, the percentage of unfulfilled orders dropped to approximately 1.4%.

Once an order is packed, the merchandise is distributed to our consumers. We have the global expertise to handle the complexity of a vast network of routes with about 4,000 shipping routes worldwide for the year ended December 31, 2017, and we have extensive knowledge of how to manage and optimize the complexities and intricacies of each country combination, including duties and bureaucracies. This allows us to coordinate seamless delivery of over 7,600 parcels per day on average during the year ended December 31, 2017, and we are continuing to scale our delivery services.

We offer a number of delivery options including: standard and premium delivery; click and collect, which allows consumers to receive their shipment at their choice of local boutique or pick-up point; same-day delivery from selected luxury sellers in 18 of our largest cities globally; and F90 store to door delivery in 90 minutes from a number of luxury sellers in Berlin, Dubai, Hong Kong, London, Los Angeles, Madrid, Miami, Milan, New York, Paris, São Paulo and Tokyo. We also offer a free returns service on all our orders from a place and at a time selected by our consumer.

Luxury Seller Case Studies

ITALY

STEFANIA MODE

> Farfetch has been a key pillar of our uncompromising vision to transform a local boutique into a global retailer. We have invested into a dedicated team to help drive the success of the partnership, and are constantly working with Farfetch to think of new ways to deliver more value. One of our most important partners!
>
> **Marco Giani,** *COO, Stefania Mode*

Since joining in 2012, Stefania Mode have consistently been one of the top three retailers on the Farfetch Marketplace. The partnership has enabled Stefania Mode to open up new markets, with more than 98% of their orders through the Farfetch Marketplace going outside Italy. Fuelling the growth has been its ability to buy more stock, supported by two new store openings in Favignana and St. Moritz.

Stefania Mode sales on Farfetch Marketplace

96% CAGR
2012
2013
2014
2015
2016
2017

Source: Farfetch internal data

Stefania Mode is utilizing a number of Farfetch applications, leveraging Farfetch's full platform offering

Farfetch Marketplace
drive sales volumes and open new markets
Vendor financing
financial support to drive increased stock
Buying & merchandising analysis
tailoring their product buys for the Farfetch Marketplace consumer
Pilot US warehousing
initiative to shorten delivery times in key cities to enhance consumer experience
Farfetch Black & White
stefaniamode.com powered by Farfetch Black & White
1
2
3
4
5

U.S.

THE WEBSTER

> Working with Farfetch has offered us the opportunity to reach a wider international audience than if we were operating The Webster ecommerce alone.
>
> **Laurent Malecaze,** *President, The Webster*

With the desire to grow their online business and expand into the international arena, The Webster joined Farfetch as our first partner in Miami, allowing us to offer same-day delivery to consumers in that area. By investing in Farfetch-specific systems integrations and headcount, The Webster was able to grow its business online and reach new consumers around the world.

The Webster sales on Farfetch Marketplace

40% CAGR
2013
2014
2015
2016
2017

Source: Farfetch internal data

Farfetch.com sales CAGR: **40%** (2013 – '17)

Since launching on Farfetch in 2012, The Webster has become one of the largest retailers on Farfetch – and our #2 U.S. retailer

Luxury Customer Care

We provide high-quality customer service throughout the consumer experience, from purchase to returns. We localize aspects of the consumer journey for convenience, such as adjusting our checkout pages to account for various shipping locations and payment methods. Our customer service teams operate seven days a week, based in nine offices globally and interacting in 12 languages.

Sales and Marketing

Our integrated marketing framework represents a core competency that we regard as essential to the success of our Marketplace model. We are focused on continuing to build brand recognition and a demand generation engine that connects our consumers with the world’s best luxury sellers. Through driving high consumer demand, we create a better proposition for our luxury sellers.

Over the last three years, we have invested heavily in building a talented in-house marketing team, while also developing proprietary technologies that enable us to build data-driven and highly-personalized campaigns that can scale globally.

How We Drive Demand

Data-Driven Approach

We collect and utilize a broad range of data from multiple touch points in the luxury fashion ecosystem. This allows us to identify audience segments that are highly engaged in the luxury fashion category, which enables us to focus both brand and performance marketing campaigns on those we believe have a high propensity to purchase. Marketing costs are allocated across our global digital media portfolio using advanced internal bidding algorithms, which are tuned to optimize return on investment.

We employ a scientific approach to marketing. We use our data insights to continuously optimize and improve our marketing and product experiences to be responsive to our consumers’ needs and provide them with a great consumer experience. Our relentless focus on data-driven testing enables us to innovate and optimize at a fast pace.

We have an audience-focused, rather than channel-focused, approach to both brand and performance marketing, which we manage as one integrated program. We use our rich audience insights to identify prospective consumers who we believe have an interest in, and a propensity to buy, luxury fashion. We have built our own marketing technology platform to deploy integrated campaigns that span the entire communications funnel, from awareness to consideration to purchase and retention. We leverage the audience targeting capabilities provided by our online media partners and other non-online sources, and we carefully monitor campaign reach based on propensity to buy and overall engagement with the category. The efficiencies gained from effective audience targeting allow us to build high frequency campaigns that drive awareness of our brand proposition.

We use sophisticated media mix measurement and modelling techniques to evaluate marketing performance, and we match our investment in audience and media to the predicted lifetime value that we believe each segment will generate, optimizing on a market-by-market basis.

Global Scale

Our marketing team is comprised of a broad range of capabilities and disciplines and is responsible for the development of all global performance and brand marketing campaigns. From a demand generation perspective, we manage active marketing campaigns across 190 countries and utilize a hub and spoke operating model that enables us to scale and rapidly deploy new campaigns across all markets, while also localizing messaging and creative assets.

Our global approach enables us to make faster decisions as we can run more tests at scale and determine outcomes faster. In addition, our local teams in Brazil, China, Japan, Russia, the United Arab Emirates and the United States are responsible for working with local media channels and partners and localizing global creative concepts while also running local initiatives that bring our brand personality to life.

Consumer Acquisition

We principally acquire consumers through online channels, including paid and organic search, metasearch, affiliate partnerships, display advertising and social channels. We have channel experts who work with dedicated analysts, data scientists and engineers. We have invested significant resources to establish systems that optimize paid search, and our team is highly skilled at developing programs and algorithms to maximize our return on paid search.

Retention and Loyalty

We focus on building continuous dialogue with our consumers given their levels of engagement with luxury shopping. We do this by creating inspiring content and developing personalized and tailored product recommendations, which we distribute via email, push notifications, social media, display advertising and directly on our platform. ACCESS, Farfetch’s loyalty program that will launch in 2018, will provide benefits and rewards to consumers based on their annual spend on our Marketplace.

Farfetch Private Client

Farfetch Private Client caters to some of our most important and highest spending consumers. Our Private Client proposition is to make our Marketplace the only place these valuable consumers need to go for all of their luxury fashion needs.

We offer high-end services such as a dedicated personal shopper, priority customer service line and Fashion Concierge services. Fashion Concierge allows Farfetch Private Client consumers to access exclusive merchandise and to source products from non-Farfetch sellers via their stylists. We also provide Farfetch Private Client consumers exclusive benefits, such as pre-order options, access to special items, early access to coveted items and sales, a Farfetch Private Client app and free shipping on all items.

Our Values and Culture

Our values are at the heart of everything we do. In April 2013, we formalized our values, and we use them as a guide to make decisions about what feels right for our business and people. Farfetchers recognize this, as 81% of our employees expressed belief in our values, according to our May 2017 engagement survey. In addition, according to a November 2017 survey, 88% expressed happiness about work, and 92% recommend Farfetch as a great place to work.

Our values are:

Be Brilliant: Always strive for excellence and aim to over-deliver; do things brilliantly; embrace your passion and make your work shine.
Think Global: Demonstrate global ambition in everything you do; respect and learn about other cultures; think globally, act locally.
Be Revolutionary: Dare to innovate; challenge the status quo; lead—don’t follow; be creative and entrepreneurial.
Amaze Consumers: Excite and surprise consumers; listen to and care about our consumers; impress them and offer a luxury experience every time.

Todos Juntos: Be a team player; collaborate with everyone around you; build and engage with teams for a combined effort.
Be Human: Look after other people; embrace diversity; leverage other people’s strengths; listen to and help others be successful; be yourself.

We host annual all-company events, where we bring Farfetchers together to learn about the following year’s strategic priorities and innovation trends and to showcase our internal talent. As part of these events, we have the Farfetch Values Awards, which are peer-voted awards for the people who have lived each value the most, plus a manager recognition award presented by José Neves. Our events and the Farfetch Values Awards have become an important part of our culture.

Our People

As of June 30, 2018, we had a total of 3,009 Farfetchers, which included 191 Browns employees, and we had an additional 200 people working pursuant to freelance and consultancy contracts. Our Farfetchers are based in 13 offices in 9 countries, and 48% of our employees were female and 52% were male as of June 30, 2018. The table below sets out the number of Farfetchers excluding Browns employees, by geography:

Geography	As of June 30, 2018
Portugal	1,690
United Kingdom	512
United States	171
Mainland China	155
Brazil	137
Japan	51
Russia	47
Hong Kong	31
United Arab Emirates	20
India	4

Total	2,818

As of June 30, 2018, approximately 37% of our workforce consisted of technology and product specialists. The remainder was focused on all other business areas, including marketing, operations, production and other commercial and support functions. The table below sets out the number of employees, by category, as of June 30, 2018:

Department	As of June 30, 2018
Technology and Product	1,106
Operations	960
Browns	191
Marketing	186
Commercial	132
People	118
Finance and Legal	116
Other	200

Total	3,009

We believe that we maintain a good working relationship with our people, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions, other than our employees in Brazil who are represented by two state-level labor unions, as required by law.

Security and Data Protection

We are committed to the security of our consumers’ experience with Farfetch. We undertake administrative and technical measures to protect our systems and the consumer data those systems process and store. We have developed policies and procedures designed to manage data security risks. We employ technical security defenses, we monitor servers and systems, and we use technical measures such as data encryption. We also use third parties to assist in our security practices and prevent and detect fraud.

Competition

We operate in a competitive industry, and consumers have the option to purchase both online and offline. While we believe that we do not have any direct competition with our Marketplace, we have indirect competitors in two primary categories:

•	Technology enablement companies:

•	Technology companies that may attract sellers by enabling commerce, such as Shopify or Square; and

•	White-label service providers, which offer end-to-end solutions.

•	Luxury sellers:

•	Online luxury retailers that buy and hold inventory and typically ship from a small number of centralized warehouses;

•	Multichannel players, which are independent retailers that developed their online channel following the success of their physical retail operations;

•	Niche multi-brand and streetwear sites;

•	Luxury department stores; and

•	Luxury brand stores.

Our Intellectual Property

Our intellectual property, including copyrights and trademarks, is an important component of our business. We have registered trademarks in various international jurisdictions for “FARFETCH” and “BROWNS,” among other brands. Our intellectual property portfolio includes numerous domain names for websites that we use in our business. We have four unpublished patent applications in the United Kingdom, Europe and internationally, which, if issued, would cover aspects of our proprietary technology, and the software code underlying our proprietary technology is also likely protected by copyright.

We control access to, use and distribution of our intellectual property through license agreements, confidentiality procedures, non-disclosure agreements with third parties and our employment and contractor agreements. We rely on contractual provisions with suppliers and luxury sellers to protect our proprietary technology, brands and creative assets. We use a third-party enforcement tool to monitor online image copyright infringement across domains, social media and mobile applications for “BROWNS” and “FARFETCH.” We also use a trademark watch service for the “FARFETCH” and “BROWNS” marks, which notifies us of potentially conflicting trademark applications, and we have registered “FARFETCH” and “BROWNSFASHIONSTORE” with a global domain name watch service and various domain name protected lists to alert us to third party domain name registrations that could potentially be infringing or cybersquatting.

Government Regulation

We use consumer data to perform the services available on our platform and conduct marketing activities, which may involve sharing consumer information with a third party, such as advertisers. Our activities involving the use of consumer data are subject to consumer protection, data protection and unfair and deceptive practices laws in jurisdictions in which we operate. In addition, as we accept credit cards transactions, we must comply with the Payment Card Industry Data Security Standards (“PCI DSS”). The United States and European Union are increasingly regulating certain activities on the internet and ecommerce, including the use of information retrieved from or transmitted over the internet, are increasingly focused on ensuring user privacy and information security, which will potentially limit behavioral targeting and online advertising, and are imposing new or additional rules regarding the taxation of internet products and services, the quality of products and services as well as the liability for third-party activities. Moreover, the applicability to the internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving.

In particular, we are subject to an evolving set of data privacy laws in the United States, European Union and other jurisdictions. As of May 25, 2018, the new EU data protection regime became applicable and provides for a number of changes to the previous regime, including more onerous requirements on companies that process personal data, including, for example, expanded disclosures to tell our consumers about how personal information is to be used, increased rights for consumers to access, control the use of and delete their data and object to marketing and profiling. Certain breaches of the new regime may impose fines up to the greater of €20 million or 4% of the global turnover on a group basis. In addition, specific EU legislation regulating privacy online, including the use of cookies and similar technologies and online targeted advertising, is also under reform.

Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase regulation on internet advertising. It is impossible to predict whether new taxes or regulations will be imposed on our business and whether or how we might be affected.

In many jurisdictions in which we operate, operational licenses are required. In certain jurisdictions, including China, these licenses must be reviewed annually.

Our Facilities

As of June 30, 2018, we had offices in Braga, Dubai, Hong Kong, Lisbon, London, Los Angeles, Moscow, New Delhi, New York, Porto, São Paulo, Shanghai and Tokyo, and production centers in Guimarães, Los Angeles, São Paulo and Hong Kong. In addition, Browns leases retail properties in London.

Our London office is our corporate headquarters, housing our central support functions, and is leased for a term of 12 years expiring in December 2027. It covers an aggregate of approximately 36,000 square feet, divided over three floors. In addition, we recently leased approximately 30,000 square feet of office space in London, adjacent to our London headquarters, pursuant to a lease that expires in 2027.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any material legal proceedings (including any such proceedings that are pending or threatened of which we are aware).

Our Strategy in China and Relationship with JD.com

The rapidly growing luxury industry in China represents a major opportunity for us, and we have invested locally to support growth. As of June 30, 2018, we had 186 Farfetchers in Shanghai and Hong Kong, and our platform was able to deliver local language and payment systems. To further expand our presence in the luxury industry in China, we recently entered into an agreement for the acquisition of CuriousityChina, a domestic technology company with particular expertise in social CRM and digital marketing for luxury fashion brands.

On June 21, 2017, we entered into a strategic partnership with JD.com. As part of this relationship, Farfetch leverages JD.com’s local logistics network, consumer payment solutions, technology capabilities, and its marketing resources, including its WeChat partnership. We believe that this relationship will give us valuable insight into the Chinese market, while reinforcing our position as a global market leader in this region.

MANAGEMENT

Executive Officers and Board Members

The following table presents information about our executive officers and Board, including their ages as of August 1, 2018:

Name	Age	Position
Executive Officers
José Neves	44	Chief Executive Officer and Board Member
Elliot Jordan	43	Chief Financial Officer
Andrew Robb.	41	Chief Operating Officer
Board Members
Frederic Court(2)	48	Board Member
Dana Evan(1)(2)	58	Board Member
Jon Kamaluddin(1)	45	Board Member
Richard Liu	45	Board Member
Natalie Massenet(3)	53	Board Member
Jonathan Newhouse.	66	Board Member
Danny Rimer(2)(3)	47	Board Member
Mike Risman(1)	50	Board Member
David Rosenblatt(2)(3)	50	Board Member

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

The current business addresses for our executive officers and Board is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom.

Executive Officers

José Neves is our founder and has served as our Chief Executive Officer since 2008. He is also Co-Chair of our Board. Mr. Neves has been involved in luxury fashion since the mid-1990s when he launched footwear business SWEAR. Mr. Neves later founded SIX London, and in 2001, Mr. Neves opened the B-Store, which won the British Fashion Award for Retailer of the Year in 2006. Mr. Neves served on the British Fashion Council board from 2016 to 2018. Mr. Neves studied Economics at the Universidade do Porto in Portugal.

Elliot Jordan has served as our Chief Financial Officer since 2015. Prior to joining us, Mr. Jordan was Director of Finance at ASOS.com, before which he held various senior finance roles at J Sainsbury plc. Mr. Jordan holds a degree from the University of Waikato and is a qualified chartered accountant with the Chartered Accountants of Australia and New Zealand.

Andrew Robb has served as our Chief Operating Officer since 2010, before which he was the Managing Director of Cocosa.com. Prior to that, Mr. Robb held management positions at eBay and Peoplesound.com. Mr. Robb holds a degree from the University of Oxford and an MBA from INSEAD.

Board Members

Frederic Court has served as a non-executive director since April 2010. Mr. Court is the founder and managing partner of Felix Capital, a venture capital firm he launched in 2015. Mr. Court also has been a General Partner at Advent Ventures since 2001 with a global focus on investment opportunities in consumer internet, mobile and software. Mr. Court brings over 20 years’ experience in entrepreneurial investment in the technology industry. Mr. Court currently serves on the boards of several private companies. Mr. Court holds a degree from ESSEC Business School in Paris.

Dana Evan has served as a non-executive director since April 2015. Ms. Evan is a venture partner at Icon Ventures and has invested in and served on the boards of companies in the internet, technology and media sectors since 2007. Between 1996 and 2007, Ms. Evan served as Chief Financial Officer of VeriSign, Inc. Ms. Evan brings over 25 years of executive leadership experience in global finance and operations management in the technology and media sectors. Ms. Evan currently serves on the boards of Domo Inc., Box, Inc. and Proofpoint, Inc. Ms. Evan also serves on the boards of several private technology companies. Ms. Evan has also served on the board and as a member of Criteo S.A. from 2013 to 2017, Fusion-IO from 2011 to 2014, Everyday Health Inc. until it was acquired by Ziff Davis, LLC in December 2016, Fusion-IO, Inc., which was acquired by SanDisk in August 2014 and Omniture, Inc., until it was acquired by Adobe Systems Inc. in 2009. Ms. Evan holds a degree from the University of Santa Clara and is a Certified Public Accountant (inactive).

Jon Kamaluddin has served as a non-executive director since June 2015. Mr. Kamaluddin brings over 16 years of executive experience in creative consumer brands and related enabling-technologies investment, ecommerce and technology. Mr. Kamaluddin served as a member of the board of ASOS PLC between 2004 and 2013, while spending five years as the Financial Director and the company Secretary before moving to the International Director position. Mr. Kamaluddin currently serves on the board of BCA Marketplace Plc, where he also serves as Chairman of the audit committee, and serves on the boards of several private companies as well. He is also Chairman of the board of a private company. Mr. Kamaluddin holds a degree from the University of Bristol. Mr. Kamaluddin is a Fellow of the Institute of Chartered Accountants in England and Wales.

Richard Liu has served as a non-executive director since June 2017. Mr. Liu is the founder, Chairman and Chief Executive Officer of JD.com. In June 1998, Mr. Liu started his own business in Beijing, which was mainly engaged in the distribution of magneto-optical products. In January 2004, Mr. Liu launched his first online retail website, and he founded JD.com later that year. Mr. Liu holds a degree from Renmin University of China in Beijing and an EMBA degree from the China Europe International Business School.

Dame Natalie Massenet, DBE has served as a non-executive director and Co-Chair since February 2017. Ms. Massenet is currently the Co-Managing Partner of Imaginary Ventures, whose portfolio companies include Appear Here, Daily Harvest and Good American. In 2000, Ms. Massenet founded and launched her ecommerce venture, Net-A-Porter, a luxury fashion online retailer. Ms. Massenet served as Executive Chairman until September 2015, when she stepped down following the YOOX and Net-a-Porter merger. Ms. Massenet currently serves on the board of Imaginary Ventures Limited and Donhead House Limited and served on the board of the British Fashion Council as Chairman from 2012 to 2017. In 2009, Ms. Massenet was awarded an MBE, and in January 2016, she was made a Dame Commander of the Order of the British Empire. Both awards were in recognition of her contributions to the United Kingdom fashion and retail industries. Ms. Massenet holds a degree from University of California, Los Angeles.

Jonathan Newhouse has served as a non-executive director since July 2017. Mr. Newhouse has been Chairman of Condé Nast International, a media holding company, since 1991 and serves on the management board of Condé Nast U.S. Mr. Newhouse currently serves on the boards and committees of numerous Condé Nast International’s group and publication companies, including Tatler Publishing Company Limited and Interculture Communications Inc. Mr. Newhouse previously served as Executive Vice President of The New Yorker in the mid-1980s and then publisher of Details Magazine. Mr. Newhouse is also a founder and director of Child Priority Foundation, an Italy-based charitable organization, which was started in 2001. Mr. Newhouse was honored as Officer in the

Order of Arts and Letters of France in 2008, and in 2017 was granted an honorary fellowship from Shenkar College in Tel Aviv, honoring him for his achievements and contribution to the fashion and publishing industries. Mr. Newhouse attended Yale College.

Danny Rimer has served as an observer since 2011 and as a non-executive director since February 2015. Mr. Rimer has been a general partner at Index Ventures, a venture capital firm, since 2002. Mr. Rimer currently serves as non-executive director on the boards of several private companies. From 2008 to 2015, Mr. Rimer served on the boards of Boku and British Sky Broadcasting Group plc, and from 2012 to 2015, he served on the board of Etsy Inc. Mr. Rimer also previously held board positions with Betfair, Dropbox and Skype. He was appointed an Officer of the Order of the British Empire (OBE) in 2017 for services to business and charity. Mr. Rimer holds a degree from Harvard University.

Mike Risman has served as a non-executive director since April 2014. Mr. Risman is Managing Partner and a founding member of Vitruvian Partners, having co-founded the firm in 2006. Prior to Vitruvian, Mr. Risman spent ten years at Apax Partners where he was a Global Equity Partner and led their Information Technology Investment Team in Europe. Between 2012 and 2016, Mr. Risman served as a non-executive director of Just Eat plc, and he previously served on the board of Dialog Semiconductor Plc. Mr. Risman currently serves on the boards of several private companies as non-executive director. Mr. Risman has a degree from the University of Cambridge and an MBA from Harvard Business School.

David Rosenblatt has served as non-executive director since May 2017. Since 2011, Mr. Rosenblatt has served as the Chief Executive Officer of 1stdibs.com and also serves on their board of directors. From 2004 through 2008, Mr. Rosenblatt served as the Chief Executive Officer of DoubleClick. Following Mr. Rosenblatt’s sale of DoubleClick to Google in 2007, he served as Google’s President of Display Advertising until 2009. Mr. Rosenblatt currently serves on the boards of Twitter and IAC/InterActive Corp. He has previously served on the board of Narrative Science, Inc. and was Chairman and co-founder of Group Commerce, Inc. Mr. Rosenblatt has a degree from Yale University and an MBA from the Stanford University Graduate School of Business.

Foreign Private Issuer Status

As a foreign private issuer whose shares will be listed on the NYSE, we will have the option to follow certain home country corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following.

However, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements. Following our home country governance practices may provide less protection than is accorded to investors under the NYSE listing requirements applicable to domestic issuers.

Board of Directors

Upon consummation of this offering, we will have ten directors, eight of whom will be independent. Mr. Neves and Ms. Massenet will be the Co-Chairs of our Board. Directors can be appointed and removed and/or replaced by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing Board by the affirmative vote of a simple majority of the directors present and voting at a Board meeting, which shall include the affirmative vote of Mr. Neves for as long as he is a director. A director may also be removed by notice from all of the other directors, which shall require the affirmative vote of Mr. Neves for as long as he is a director. See “Description of Share Capital and

Articles of Association.” Each of our directors holds office until he or she resigns, retires by rotation or is recused from office.

Board Committee Composition

The Board has established an audit committee; a compensation committee; and a nominating and corporate governance committee.

Audit Committee

The audit committee, which is expected to consist of Jon Kamaluddin, Dana Evan and Mike Risman, will assist the Board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Jon Kamaluddin will serve as Chairman of the committee. The audit committee will consist exclusively of members of our Board who are financially literate, and each of Mr. Kamaluddin, Ms. Evan and Mr. Risman is considered an “audit committee financial expert” as defined by the SEC. Our Board has determined that Mr. Kamaluddin, Ms. Evan and Mr. Risman each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our Board has determined that the simultaneous service by Ms. Evan on the audit committee of three other public companies would not impair her ability to effectively serve on our audit committee. The audit committee is governed by a charter that complies with NYSE rules.

The audit committee will be responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence on at least an annual basis;

•

reviewing and discussing with the Board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•

reviewing our compliance with laws and regulations, including any initiatives or major litigation or investigations against us that may have a material impact on our financial statements, and assessing our risk management, compliance procedures and hiring of independent auditor employees; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent registered public accounting firm, without our executive officers being present.

Compensation Committee

The compensation committee, which is expected to consist of Dana Evan, Danny Rimer, Frederic Court and David Rosenblatt, will assist the Board in determining executive officer compensation. Dana Evan will serve as Chairman of the committee. The committee will recommend to the Board for determination the compensation of each of our executive officers and directors. Under SEC and NYSE rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard Board fees. All of our expected compensation committee members will meet this heightened standard.

The compensation committee will be responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•

determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, which is expected to consist of Natalie Massenet, David Rosenblatt and Danny Rimer, will assist our Board in identifying individuals qualified to become members of our Board consistent with criteria established by our board and in developing our corporate governance principles. Natalie Massenet will serve as Chairman of the committee.

The nominating and corporate governance committee will be responsible for:

•	identifying individuals qualified to become members of the Board and ensuring these individuals have the requisite expertise with sufficiently diverse and independent backgrounds;

•	reviewing and evaluating the composition, function and duties of our Board;

•	recommending nominees for selection to our Board and its corresponding committees;

•	making recommendations to the board as to determinations of Board member independence;

•	leading the Board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our Board members; and

•

developing and recommending to the Board our rules governing the Board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the Board and Code of Business Conduct and Ethics and recommending any proposed changes to the Board.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Duties of Board Members and Conflicts of Interest

Under Cayman Islands law, our directors have a duty to act in good faith and in what they consider to be in the best interests of the Company. Our directors are required to exhibit, in the performance of their duties, both the degree of skill that may reasonably be expected to have from a subjective perspective determined by reference to each such director’s knowledge and experience, and the skill and care objectively to be expected from a person occupying office as a director. In fulfilling their duty of care to the Company, our directors must ensure compliance with our Articles. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

Under our Articles, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company must declare the nature of their interest at a meeting of the Board or by notice in writing to the members of the Board. If the majority of the Board determines that there is a conflict of any director (or their affiliates) with the general business of the Company, then the Board may determine to exclude such director from all further discussions of the Board and receipt of information, until such time as it is determined by the Board that the director is no longer in such conflict. Subject to the foregoing, a director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director’s duties remain as described above.

Compensation

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our executive officers and members of our Board for services in all capacities to us or our subsidiaries for the year ended December 31, 2017, as well as the amount contributed by us or our subsidiaries to retirement benefit plans for our executive officers and members of our Board.

Executive Officer and Board Member Compensation

The compensation for each of our executive officers is comprised of the following elements: base salary, discretionary bonus, contractual benefits, and pension contributions. Total compensation paid and benefits in kind provided to our executive officers and members of our Board for the year ended December 31, 2017 was $1.2 million. In addition, our executive officers and members of our Board were granted an aggregate of 431,942 shares subject to stock options in the year ended December 31, 2017.

Executive Officer and Board Member Employment Agreements

Our executive officers each currently have an employment agreement providing for employment for an indefinite period of time, subject to a six-month (in the case of Mr. Jordan and Mr. Robb) or twelve-month (in the case of Mr. Neves) notice period upon termination of employment by either the executive or us, other than terminations for gross misconduct.

We have also entered into written service agreements with each of Dana Evan, Jonathan Kamaluddin, David Rosenblatt and Natalie Massenet, providing for an indefinite period of service and the grant of equity awards. These agreements provide for a three-month notice period upon termination of service by either party (other than terminations for misconduct), but do not provide for any other benefits upon a termination of service. We have not entered into written employment or service agreements with any of our other non-employee directors. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity based compensation and benefits.

Share Ownership

The following table provides information regarding share ownership by our officers and directors as of August 1, 2018, after giving effect to the Reorganization Transactions:

Name of Beneficial Owner	Number of Class A owned	Number of Class B owned	Approximate % of Class A outstanding	Approximate % of Class B outstanding	Number of underlying options	Option exercise price ($)	Option expiration date
José Neves	—	42,858,080	*	100%	1,781,555	1.00	July 27, 2027
					6,000,000	8.50	July 12, 2028
Elliot Jordan	701,528	—	*	—	250,000	8.58	May 16, 2028
Andrew Robb	1,757,971	—	*	—	500,000	8.58	May 16, 2028
Frederic Court	—	—	*	—	—	—	—
Dana Evan	—	—	*	—	676,875	3.56	May 16, 2026
Jon Kamaluddin	305,689	—	*	—	178,155	6.96	December 11, 2027
Richard Liu	—	—	*	—	—	—	—
Natalie Massenet	299,010	—	*	—	847,340	6.71	November 6, 2026
Jonathan Newhouse	—	—	*	—	—	—	—
Danny Rimer	—	—	*	—	—	—	—
Mike Risman	—	—	*	—	—	—	—
David Rosenblatt	51,650	—	*	—	710,985	8.50	June 19, 2028

*	Represents beneficial ownership of less than 1%.

Long-Term Incentive Plans

Farfetch.com Limited Enterprise Management Incentive Scheme

The Farfetch.com Limited Enterprise Management Incentive Scheme (the “EMI Plan”) allows for the grant of options to purchase Farfetch.com ordinary shares to eligible directors or employees of Farfetch.com or its subsidiaries. The EMI Plan is administered by our Board whose decisions on all disputes and matters concerning the interpretation of the rules are final. Options granted under the EMI Plan are governed by the rules of the EMI Plan, an option agreement entered into with each participant, and Schedule 5 of the Income Tax (Earnings and Pensions) Act 2003. Each of the options granted under the EMI Plan is fully vested and we expect the grants to be exercised prior to completion of this offering. The EMI Plan is closed to any new grants.

Farfetch.com Limited Share Option Scheme

The Farfetch.com Limited Share Option Scheme (the “Share Option Plan”) allows for the grant of options to purchase Farfetch.com ordinary shares to eligible directors or employees of Farfetch.com or our subsidiaries. The Share Option Plan is administered by our Board whose decisions on all disputes and matters concerning the interpretation of the rules are final. Options granted under the Share Option Plan are governed by the rules of the Share Option Plan and an option agreement entered into with each participant. The options generally vest over four years from the date of grant of the option, subject to the participant’s continued employment by us. The Share Option Plan is closed to any new grants.

Farfetch.com Limited 2015 Long-Term Incentive Plan

The Farfetch.com Limited 2015 Long-Term Incentive Plan (the “LTIP”) allows for the grant of options to purchase Farfetch.com ordinary shares, restricted shares and linked awards to eligible directors or employees of us or our subsidiaries. The LTIP is administered by our Board whose decisions on all disputes and matters concerning the interpretation of the rules are final. No restricted shares have been granted under the LTIP. Options granted pursuant to the LTIP vest over four years subject to the participant’s continued employment by us.

Pursuant to the LTIP, we have entered into linked award deeds (the “Linked Award Deeds”) with certain employees, which provide the employee with the simultaneous award of an option to purchase ordinary shares and the issuance of restricted linked ordinary shares (together a, “Linked Award”). In each case, the number of restricted linked ordinary shares issued to the employee in connection with the option was equal to the number of ordinary shares subject to the option. An aggregate of 10,721,800 ordinary shares are subject to options issued in connection with the Linked Award Deeds and 5,253,010 restricted linked ordinary shares were issued in connection with these options.

The restricted linked ordinary shares (and the Class A ordinary shares into which they may convert as described below) are not transferable. The linking of an option to purchase Class A ordinary shares with an equivalent number of restricted linked ordinary shares is intended to provide the opportunity for a more favorable tax treatment of the holder’s gains upon a sale of our Class A ordinary shares.

The restricted linked ordinary shares held by an employee will convert into Class A ordinary shares and/or deferred shares immediately before this offering, depending on the offering price relative to a specified hurdle (referred to as the “Hurdle Amount”). Different Hurdle Amounts have been established with respect to different allotments of restricted linked ordinary shares. If the offering price exceeds the applicable Hurdle Amount then a proportion of the restricted A ordinary shares will be converted into ordinary shares and the rest into deferred shares. Deferred linked ordinary shares may be repurchased by the Company either prior to or following this offering for an aggregate price of £0.01 to each holder.

On each occasion that the employee proposes to realize the Linked Awards, a formula (as set out in the applicable Linked Award Deed) is applied to calculate how many linked shares will cease to be subject to restrictions on transfer to deliver to the employee the “in-the-money value” of the Linked Award (i.e., market value of our Class A ordinary shares less the exercise price). If the in-the-money value of the vested Linked Award is delivered by the release of linked shares, the options purported to be exercised will lapse. To the extent the employee does not hold a sufficient number of linked shares to deliver the in-the-money value of the Linked Award being exercised, then the option will be exercised over Class A ordinary shares.

Additional Individual Option Schemes

We have entered into letter agreements with certain employees in connection with the recent acquisition of Fashion Concierge UK Limited (“Fashion Concierge”). Pursuant to such letter agreements, certain employees will receive a grant of our shares if they (1) are employed (and have not yet served or been served a notice of termination) on the third anniversary of their employment commencement date with us or (2) cease employment prior to the third anniversary of their employment commencement date with us due to a good leaver termination. The employees receive an additional grant of shares pursuant to such letter agreements, (the “Conditional Share Issuance”) if (1) they are employed (and have not yet served or been served a notice of termination) on December 31, 2020, or prior to this date, ceased to be employed due to a good leaver termination and (2) for the 2020 financial year a minimum weighted average commission of 7% has been achieved by Fashion Concierge. The number of shares issued under the Conditional Share Issuance varies depending on the net transaction value achieved by Fashion Concierge for the 2020 financial year.

We have also granted an option to purchase our ordinary shares to an employee that was fully vested on grant.

2018 Farfetch Employee Equity Plan

We intend to adopt the 2018 Farfetch Employee Equity Plan (the “2018 Plan”), under which we may grant cash and equity-based incentive awards in order to attract, motivate and retain the talent for which we compete. The material terms of the 2018 Plan, as it is currently contemplated, are summarized below. Our Board is still in the process of developing, approving and implementing the 2018 Plan and, accordingly, this summary is subject to change.

Eligibility and Administration.    Our employees, consultants and directors, and employees, will be eligible to receive awards under the 2018 Plan. Following this offering, the 2018 Plan will be administered by our Board with respect to awards to non-employee directors and by the compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under stock exchange rules. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2018 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2018 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available.    The aggregate number of our Class A ordinary shares that will be available for issuance under awards granted pursuant to the 2018 Plan will be equal to the sum of (i) 27,158,649 Class A ordinary shares and (ii) an annual increase on the first day of each year beginning in 2019 and ending in 2028, equal to the lesser of (A) 5% of the Class A ordinary shares outstanding (on an as-converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of Class A ordinary shares as determined by our Board, provided, however, no more than 98,554,357 shares may be issued upon the exercise of incentive share options. The shares may be authorized but unissued shares, or shares purchased in the open market. If an award under the 2018 Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2018 Plan. However, the following shares may not be used again for grant under the 2018 Plan: (1) shares tendered or withheld to satisfy grant or exercise price or tax withholding obligations associated with an award; (2) shares subject to a share appreciation right, or SAR, that are not issued in connection with the share settlement of the SAR on its exercise; and (3) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2018 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2018 Plan. The maximum amount of the grant date fair value of equity-based awards and the amount of any cash-based awards granted to a non-employee director pursuant to the 2018 Plan during any calendar year will be $1,000,000, increased to $1,500,000 in the fiscal year of his or her initial service as a non-employee director.

Awards.    The 2018 Plan provides for the grant of share options, including incentive share options (“ISOs”) and nonqualified share options (“NSOs”) restricted shares, dividend equivalents, share payments, restricted share units (“RSUs”), performance shares, other incentive awards, share appreciation rights (“SARs”) and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2018 Plan. Certain awards under the 2018 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2018 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post- termination exercise limitations. Awards other than cash awards generally will be settled in Class A ordinary shares, but the plan administrator may provide for cash settlement of any award.

Certain Transactions.    The plan administrator has broad discretion to take action under the 2018 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A ordinary shares, such as share dividends, share splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our shareholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2018 Plan and outstanding awards. In the event of a change in control of our Company (as defined in the 2018 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Non-U.S. Participants.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States.

Claw-Back Provisions, Transferability, and Participant Payments.    All awards will be subject to the provisions of any claw- back policy implemented by us to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2018 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2018 Plan, the plan administrator may, in its discretion, accept cash or check, our Class A ordinary shares that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination.    Our Board may amend or terminate the 2018 Plan at any time; however, except in connection with certain changes in our capital structure. No award may be granted pursuant to the 2018 Plan after the tenth anniversary of the date on which our Board adopts the 2018 Plan.

Section 162(m) Reliance Period.    The 2018 Plan provides that to the maximum extent permitted under applicable law, all awards granted pursuant to the 2018 Plan shall be interpreted to qualify for any post-public offering reliance period deduction limit exception set forth in U.S. Treasury Regulation 1.162-27(f) (or any successor thereto). Under current law, for newly public companies, Section 162(m) offers a transition relief period during which time the $1,000,000 deduction limitation does not apply to certain plans or arrangements that existed before the Company became publicly held. A company may generally rely on this transition relief period until the earliest of (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all employer share and other compensation allocated under the plan; or (iv) the first meeting of shareholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs or, in the case of a private company that becomes publicly held without an initial public offering, the first calendar year following the calendar year in which the company becomes publicly held.

Indemnification

Our executive officers and Board members have the benefit of indemnification provisions in our Articles. These provisions give our executive officers and Board members the right, to the fullest extent permitted by law, to recover from us amounts, including but not limited to litigation expenses, and any damages they are ordered to pay, in relation to acts or omissions in the performance of their duties.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and Board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

New Equity Awards

In connection with this offering, we intend to grant (i) options to purchase an aggregate of 2,741,350 Class A ordinary shares to certain of our recently hired employees, with an exercise price per Class A ordinary share equal to the initial public offering price per Class A ordinary share, and (ii) restricted stock units (A) to be settled in 875,000 and 89,015 Class A ordinary shares to José Neves and David Rosenblatt, respectively, and (B) with a grant date value equal to $200,000 to each of Dana Evan and Jon Kamaluddin, in each case under the 2018 Plan. The offering grants are expected to vest in installments over time, subject to continued employment or service.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of August 1, 2018 (1) prior to the consummation of this offering and (2) as adjusted to reflect the sale of our Class A ordinary shares in this offering and the concurrent private placement, in each case giving effect to the Reorganization Transactions, for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding Class A ordinary shares;

•	each of our executive officers and our Board;

•	all of our executive officers and our Board as a group; and

•	the selling shareholders.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions.”

The number of Class A ordinary shares and/or Class B ordinary shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of August 1, 2018 through the exercise of any option, warrant or other right and the vesting of restricted linked ordinary shares. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A ordinary shares or Class B ordinary shares held by that person.

The percentage of shares beneficially owned before the offering and the concurrent private placement is computed on the basis of 211,879,519 of our Class A ordinary shares and 42,858,080 Class B ordinary shares as of August 1, 2018. The percentage of shares beneficially owned after the offering and the concurrent private placement is based on the number of our Class A ordinary shares to be outstanding after this offering and the concurrent private placement, including the 10,633,858 of our Class A ordinary shares that the selling shareholders are selling in this offering, and assumes no exercise of the option to purchase additional Class A ordinary shares from us. Class A ordinary shares that a person has the right to acquire within 60 days of August 1, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and Board members as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom.

	Class A ordinary shares beneficially owned before the offering and the concurrent private placement		Class B ordinary shares beneficially owned before the offering and the concurrent private placement		% of total voting power before the offering and the concurrent private placement	Class A ordinary shares being offered	Class A ordinary shares beneficially owned after the offering and the concurrent private placement				Class B ordinary shares beneficially owned after the offering and the concurrent private placement				% of total voting power after the offering and the concurrent private placement
							No exercise of over-allotment option		Full exercise of over-allotment option		No exercise of over-allotment option		Full exercise of over-allotment option
Name of beneficial owner	Number	Percent	Number	Percent		Number	Number	Percent	Number	Percent	Number	Percent	Number	Percent

Kadi Group Holding Limited(1)	41,005,030	19.4%	—	—	3.8%	—	42,412,425	17.2%	42,412,425	16.7%	—	—	—	—	3.8%
Index Ventures V (Jersey), L.P.(2)	28,359,930	13.4%	—	—	2.7%	—	28,359,930	11.5%	28,359,930	11.2%	—	—	—	—	2.6%
Advent Private Equity Fund(3)	27,288,125	12.9%	—	—	2.6%	2,728,815	24,559,310	9.9%	24,559,310	9.7%	—	—	—	—	2.2%
Farhold (Luxembourg)(4)	24,496,935	11.6%	—	—	2.3%	2,449,694	22,047,241	8.9%	22,047,241	8.7%	—	—	—	—	2.0%
Advance Publications(5)	14,838,410	7.0%	—	—	1.4%	—	14,838,410	6.0%	14,838,410	5.9%	—	—	—	—	1.3%
DST Global IV, L.P.(6)	14,743,160	7.0%	—	—	1.4%	2,211,474	12,531,686	5.1%	12,531,686	4.9%	—	—	—	—	1.1%
José Neves(7)	—	*	42,858,080	100.0%	80.2%	—	—	*	—	*	42,858,080	100.0%	42,858,080	100.0%	77.6%
Elliot Jordan(8)	701,528	*	—	—	*	—	701,528	*	701,528	*	—	—	—	—	*
Andrew Robb(9)	1,757,971	*	—	—	*	—	1,757,971	*	1,757,971	*	—	—	—	—	*
Frederic Court(10)	—	*	—	—	*	—	—	*	—	*	—	—	—	—	*
Dana Evan	—	*	—	—	*	—	—	*	—	*	—	—	—	—	*
Jon Kamaluddin(11)	305,689	*	—	—	*	—	305,689	*	305,689	*	—	—	—	—	*
Richard Liu(12)	—	*	—	—	*	—	—	*	—	*	—	—	—	—	*
Natalie Massenet(13)	299,010	*	—	—	*	—	299,010	*	299,010	*	—	—	—	—	*
Jonathan Newhouse(14)	—	*	—	—	*	—	—	*	—	*	—	—	—	—	*
Danny Rimer(15)	—	*	—	—	*	—	—	*	—	*	—	—	—	—	*
Mike Risman(16)	—	*	—	—	*	—	—	*	—	*	—	—	—	—	*
David Rosenblatt	51,650	*	—	—	*	—	51,650	*	51,650	*	—	—	—	—	*
All executive officers and Board members as as group	3,115,848	*	42,858,080	100.0%	80.5%		3,115,848	*	3,115,848	*					77.9%
Other Selling Shareholders
Browns Holdings (UK) Limited(17)	4,415,955	2.1%	—	—	*	2,360,000	2,055,955	*	2,055,955	*	—	—	—	—	*
eVenture Fonds 2 GmbH & Co KG(18)	3,277,620	1.5%	—	—	*	727,625	2,549,995	1.0%	2,549,995	1.0%	—	—	—	—	*
Novel TMT Ventures Limited(19)	839,490	*	—	—	*	125,000	714,490	*	714,490	*	—	—	—	—	*
Novel TMT CIP I, LP(20)	209,875	*	—	—	*	31,250	178,625	*	178,625	*	—	—	—	—	*

*	Indicates beneficial ownership of less than 1% of the total outstanding Class A ordinary shares.

(1)

Represents 41,005,030 Class A ordinary shares held by Kadi Group Holding Limited, a company organized under the laws of the British Virgin Islands with company number 1942039. The business address of Kadi Group Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. Kadi Group Holding Limited is a wholly owned subsidiary of JD.com, Inc., which exercises voting and investment power over the Class A ordinary shares held by Kadi Group Holding Limited and may be deemed to have beneficial ownership of all of these Class A ordinary shares.

(2)

Represents 27,780,375 Class A ordinary shares held by Index Ventures V (Jersey), L.P., 354,500 Class A ordinary shares held by Yucca (Jersey) SLP and 225,055 Class A ordinary shares held by Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. Index Venture Associates V Limited (“IVA V”) is the managing general partner of Index Ventures V (Jersey) L.P. and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (together, the “Index Funds”). Yucca (Jersey) SLP is the nominee shareholder for participants in the Index co-investment scheme that is contractually required to mirror the Index Funds’ investment. Bernard Dallé, David Hall, Phil Balderson, Alex Di Santo and Sinéad Meehan are the members of the board of directors of IVA V and may be deemed to have shared voting and dispositive power with respect to the shares held by the Index Funds. The principal address of the Index Funds and Yucca (Jersey) SLP is 44 Esplanade, St Helier, Jersey JE4 9WG, Channel Islands.

(3)

Represents 26,018,540 Class A ordinary shares held by Advent Private Equity Fund IV, 1,009,460 Class A ordinary shares held by Advent Industry LP and 260,125 Class A ordinary shares held by Advent Management IV Limited Partnership prior to this offering and 2,601,855 Class A ordinary shares being sold in this offering by Advent Private Equity Fund IV, 100,945 Class A ordinary shares being sold in this offering by Advent Industry LP and 26,015 Class A ordinary shares being sold in this offering by Advent Management IV Limited Partnership. Advent Venture Partners LLP is the beneficial owner of each of Advent Private Equity Fund IV, Advent Industry LP and Advent Management IV Limited Partnership. Advent Venture Partners LLP is an English limited partnership, and its business address is 27 Beak Street, London W1F 9RU, United Kingdom. Advent Venture Partners LLP exercises voting and investment power over the Class A ordinary shares held by Advent Private Equity Fund IV, Advent Industry LP and Advent Management IV Limited Partnership and may be deemed to have beneficial ownership of all of these Class A ordinary shares. Voting and disposition decisions at Advent Venture Partners LLP with respect to these shares are made by an Investment Committee, which consists of Leslie Gabb, Frederic Court, Rajesh Parekh, Michael Chalfen, Shahzad Malik, Peter Baines, with each individual having equal voting rights.

(4)

Represents 24,496,935 Class A ordinary shares held by Farhold (Luxembourg) S.a r.l., a company organized under the laws of Luxembourg. The business address of Farhold (Luxembourg) S.a r.l. is 1, rue Hildegard von Bingen, L-1282, Luxembourg. Farhold (Luxembourg) S.a r.l is indirectly wholly owned (legally and beneficially) by certain limited partnerships, which together comprise the Vitruvian Investment Partnership II (“VIP II”). VIP II is managed by Vitruvian Partners LLP as VIP II’s general partner and investment manager. Vitruvian Partners LLP is authorized and regulated as an Alternative Investment Fund Manager by the UK Financial Conduct Authority (reference number 454063).

(5)

Represents 13,545,660 Class A ordinary shares held by Condé Nast International Ltd, 647,090 Class A ordinary shares held by Advance Magazine Publishers Inc. and 645,660 Class A ordinary shares held by CN Commerce Ltd. Advance Publications, Inc. is the beneficial owner of each of Condé Nast International Ltd, Advance Magazine Publishers Inc. and CN Commerce Ltd. Advance Publications, Inc. is organized under the laws of State of New York, United States, and its business address is 1 World Trade Center, New York, New York 10007 USA. Advance Publications, Inc. exercises voting and investment power over the Class A ordinary shares held by Condé Nast International Ltd, Advance Magazine Publishers Inc. and CN Commerce Ltd and may be deemed to have beneficial ownership of all of these Class A ordinary shares. Advance Publications, Inc. is controlled by members of the Newhouse family.

(6)

Represents 14,743,160 Class A ordinary shares held by DST Global IV, L.P., a Cayman Islands limited partnership. The business address of DST Global IV, L.P. is c/o Tulloch & Co, 4 Hill St, London W1J 5NE, United Kingdom. DST Managers Limited, DST Global IV’s General Partner exercises voting and investment power over the Class A ordinary shares held by DST Global IV, L.P. and may be deemed to have beneficial ownership of all of these Class A ordinary shares. Voting control with respect to these shares rests with Despoina Zinonos, the director of DST Managers Limited, under advisement from the general partner’s advisory companies and investment advisor.

(7)

Includes 42,858,080 Class B ordinary shares held by TGF Participations Limited. TGF Participations Limited is incorporated under the laws of the Isle of Man with registered number 007463V, and José Neves is the only named beneficiary. The business address of TGF Participations Limited is Grosvenor House, 66-67 Athol Street, Douglas, Isle of Man IM1 1JE. José Neves exercises voting and investment power over the Class B ordinary shares held by TGF Participations Limited and may be deemed to have beneficial ownership of all of these Class B ordinary shares.

(8)	Mr. Jordan holds 701,528 Class A ordinary shares underlying options and restricted linked ordinary shares that are currently exercisable within 60 days of August 1, 2018.

(9)

Mr. Robb holds 1,509,690 Class A ordinary shares directly and 248,281 Class A ordinary shares underlying options and restricted linked ordinary shares that are currently exercisable within 60 days of August 1, 2018.

(10)

Mr. Court holds no shares directly. Mr. Court is the founder and managing partner of Felix Capital, which manages funds that collectively own 580,180 Class A ordinary shares. Mr. Court is a General Partner at Advent Ventures, which manages funds that collectively own 27,288,125 Class A ordinary shares. See note 3 above.

(11)	Mr. Kamaluddin holds 305,689 Class A ordinary shares underlying options and restricted linked ordinary shares that are currently exercisable within 60 days of August 1, 2018.

(12)

Mr. Liu holds no shares directly. Mr. Liu is the founder, Chairman and Chief Executive Officer of JD.com, Inc. Kadi Group Holding Limited is a wholly owned subsidiary of JD.com, Inc., which exercises voting and investment power over the 41,005,030 Class A ordinary shares held by Kadi Group Holding Limited. See note 1 above.

(13)	Includes (a) 150,000 Class A ordinary shares held directly and (b) 149,010 Class A ordinary shares held by Imaginary Venture Capital Partners I, LP, over which Ms. Massenet has shared voting power.

(14)	Mr. Newhouse holds no shares directly. Mr. Newhouse is Chairman of Condé Nast International, which manages funds that collectively own 14,838,410 Class A ordinary shares. See note 5 above.

(15)

Mr. Rimer holds no shares directly. Mr. Rimer is a partner within the Index Ventures group. Advisors within the Index Ventures group provide advice to the Index Funds. Mr. Rimer is involved in making recommendations to the Index Funds but does not hold voting or dispositive power over the 28,359,930 Class A ordinary shares held by the Index Funds. See note 2 above.

(16)

Mr. Risman holds no shares directly. Mr. Risman is the Managing Partner and founding member of Vitruvian Partners LLP, which manages funds that collectively own 24,496,935 Class A ordinary shares. See note 4 above.

(17)	The address for Browns Holdings (UK) Limited is c/o Harris & Trotter LLP, 64 New Cavendish Street, London W1G 8TB, United Kingdom.

(18)	The address for eVenture Fonds 2 GmbH & Co KG is Hohe Bleichen 21, 20354 Hamburg, Germany.

(19)	The address for Novel TMT Ventures Limited is c/o Novel TMT Capital Partners, 9 West 57th Street, 50th Floor, New York, New York 10019.

(20)	The address for Novel TMT CIP I, LP is c/o Novel TMT Capital Partners, 9 West 57th Street, 50th Floor, New York, New York 10019.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2015 with any of the members of our Board or executive officers and the holders of more than 5% of our Class A ordinary shares.

Registration Rights Agreement

On July 21, 2017, we entered into a Registration Rights Agreement with Kadi Group, Condé Nast International Ltd, Advance Magazine Publishers Inc., CN Commerce Ltd, Index Ventures V (Jersey), L.P., Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P., Yucca (Jersey) SLP, Farhold (Luxembourg) S.A.R.L., DST Global IV, L.P., Sebatik Investments Limited, TGF Participations Limited, Republic Technologies Pte td, Advent Private Equity Fund IV, Advent Industry L.P., Advent Management IV Limited Partnership, Newsight Investment Holdings I Ltd, Newsight Investment Holdings II Ltd and Legendre Holding 51 SAS (the “Registration Rights Agreement”), pursuant to which such investors have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any Class A ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.

Relationship with Kadi Group Holding Limited

On June 21, 2017, Kadi Group completed a purchase of 6,834,172 Series G Preferred Shares of Farfetch.com for approximately $330.8 million and 1,366,834 shares of various classes from our shareholders that were re-designated into Series G Preferred Shares for approximately $66.2 million.

Forward Purchase Agreement

In connection with Kadi Group’s purchase of shares in Farfetch.com, Kadi Group and Farfetch.com entered into a forward purchase agreement, as amended, pursuant to which we agreed to issue and Kadi Group agreed to subscribe for one-third of such number of shares upon our initial public offering (at a price per share equal to the initial price per share in this offering) that would result in Kadi Group maintaining its percentage holding of our issued and outstanding share capital on a fully diluted basis immediately following this offering. Kadi Group may assign this right to purchase to any of its affiliates. See “Prospectus Summary—Concurrent Private Placement.”

Commitment Agreement

In connection with Kadi Group’s purchase of shares of Farfetch.com, Kadi Group and José Neves entered into a commitment agreement, as amended, pursuant to which Mr. Neves agreed to exercise all voting rights held by him in favor of any shareholder resolution proposing to appoint Richard Liu as a director of the Company and to use all reasonable endeavors to seek commitment from certain other investors to support Mr. Liu remaining as a director of the Company.

Payment Processing Agreement

On April 18, 2018, we entered into a Cross-Border Foreign Exchange Payment Agreement with Chinabank Payment Technology Co. Ltd. (“Chinabank Payment”) (the “Payment Processing Agreement”), pursuant to which Chinabank Payment provides cross-border payment collection services to Farfetch UK Limited on its Chinese ecommerce platforms of Farfetch.cn and Farfetch.com/cn. For providing such payment collection service, Chinabank Payment charges us a transaction fee. The Payment Processing Agreement has an initial term of 24 months and will automatically renew for successive 12-month terms unless either party has served a written notice 90 days prior to the other to terminate. The Payment Processing Agreement is terminable by either party if the other party breaches such agreement on at least five occasions in any three-month period.

Relationship with Condé Nast

On February 14, 2013, Condé Nast International Limited (“CNI”) completed the purchase of an 8.37% equity position of Farfetch.com for $11,999,996. On April 29, 2014 and February 13, 2015, CNI purchased further equity of Farfetch.com, resulting in an equity position of 8.18%. On June 13, 2017, Farfetch.com issued further equity to Advance Magazine Publishers Inc. (“Advance Magazine”) and CN Commerce Ltd (“CN Commerce,” together with CNI and Advance Magazine, “Conde Nast”) in connection with the Asset Purchase Agreement summarized below. Each of Advance Magazine and CN Commerce is an affiliate of CNI.

Asset Purchase Agreement

On June 12, 2017, we entered into an asset purchase agreement (as amended, the “Asset Purchase Agreement”), pursuant to which we purchased certain assets of the Style.com business (the “Style.com Assets”) from Advance Magazine and CN Commerce, including trademarks, domain names and a customer database. The consideration for the purchase of the Style.com Assets, which completed on June 13, 2017, was $12,411,000, which was satisfied by the issuance of shares in the capital of Farfetch.com at a price per share of $48.40. The Asset Purchase Agreement contains customary warranties in relation to the Style.com Assets from Advance Magazine and CN Commerce and an indemnity in our favor in respect of pre-completion liabilities with regards to the Style.com Assets and the business of Style.com.

Collaboration Agreement

In connection with the purchase of the Style.com Assets, we entered into a collaboration agreement with Advance Magazine dated June 13, 2017 (the “Collaboration Agreement”), to create a content-to-commerce solution by connecting Conde Nast, a provider of online and offline lifestyle content, to brands and retailers on the Farfetch Marketplace through an online affiliate program. Pursuant to the Collaboration Agreement, Advance Magazine provides us with certain services, including generation of promotional posts on social media networks and providing content for the purpose of referring customers to the Farfetch Marketplace. In consideration for such services, Advance Magazine earns a commission from the aggregate value of transactions concluded following the referral of a customer to the Farfetch Marketplace from any website run by Advance Magazine or its affiliate companies. The Collaboration Agreement has an initial term of five years.

Commercial Agreements

We currently have various commercial agreements with affiliate companies of Conde Nast in the ordinary course of our business, which are on customary terms and which enable us to advertise our business or gain further exposure through advertisements and content in publications produced by the Conde Nast group, such as Vogue magazine. These agreements are on arms’ length terms, for fixed short-term periods and/or one-off in nature.

Relationship with Platforme International Limited

Mr. Neves, the founder, Chief Executive Officer and a director of the Company, is also a director of, and holds a beneficial ownership interest in, Platforme International Limited (“Platforme”).

E-Commerce Services Agreements

In October 2015, we entered into a Farfetch Black & White ecommerce services agreement with Platforme for the development and hosting of the “Swear” branded website. Further, in the second quarter of 2017, we entered into several of our standard ecommerce services agreements with Platforme, pursuant to which we make available for sale, on the Farfetch Marketplace, products from each of Platforme’s “Swear,” “MySwear” and “B Store” businesses. The agreements have all been entered into on our standard terms.

Relationship with ASAP54.com Limited

Mr. Neves holds a beneficial ownership interest in ASAP54.com Limited (“ASAP54”). Daniela Cecilio, Mr. Neves’ wife, is also a director of and holds a beneficial ownership interest in ASAP54.

Share Purchase Agreement

On October 31, 2017, we entered into an agreement with ASAP54 for the purchase of the entire issued share capital of Fashion Concierge UK Limited (and its wholly owned subsidiary, Fashion Concierge, LDA), a company that runs an ecommerce solution, sourcing luxury items on behalf of Farfetch Private Client consumers (the “Share Purchase Agreement”). The consideration for the purchase was $2,183,000, which was satisfied through the issuance of shares of Farfetch.com at a price per share of $48.40. The Share Purchase Agreement contains customary warranties and indemnities in favor of Farfetch.

Relationship with Daniela Cecilio

Consultancy Agreement

Following the purchase of Fashion Concierge UK Limited, we entered into a consultancy agreement with Ms. Cecilio, founder of the Fashion Concierge business, on December 21, 2017 (the “DC Consultancy Agreement”). Pursuant to the DC Consultancy Agreement, Ms. Cecilio will provide consultancy services. The DC Consultancy Agreement has a fixed term of 12 months.

Share Incentive Agreement

Pursuant to the DC Consultancy Agreement, we entered into a share incentive agreement with Ms. Cecilio on January 15, 2018 (the “Share Incentive Agreement”), pursuant to which, Ms. Cecilio could earn up to 20,956 shares in the capital of Farfetch.com.

Relationship with Natalie Massenet

Natalie Massenet is a shareholder and a member of our Board.

Consultancy Agreement

We entered into a consultancy agreement with Natalie Massenet effective as of August 1, 2018, (the “NM Consultancy Agreement”). Pursuant to the NM Consultancy Agreement, Ms. Massenet will provide consultancy services in relation to assisting with overall strategy, innovation initiatives, being a brand ambassador at specific events and liaising with the Chief Executive Officer and Chief Commercial Officer with brands specific to our initiatives. For providing such services, Ms. Massenet will receive an annual retainer of $120,000. The NM Consultancy Agreement is terminable by either party upon three months’ notice.

Agreements with Board Members and Executive Officers

For a description of our other agreements with our Board members and executive officers, please see “Management—Executive Officer and Board Member Employment Agreements.”

Indemnification Agreements

In connection with this offering, we intend to enter into indemnification agreements with our Board members and executive officers. Our Articles require us to indemnify our Board members and executive officers to the fullest extent permitted by law. See “Management—Indemnification” for a description of these indemnification agreements.

Related Party Transaction Policy

Our Board has adopted a written related party transaction policy, to be effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our Articles as they will be in effect upon the consummation of the Reorganization Transactions and this offering. Unless otherwise indicated, all information in this section assumes that the Reorganization Transactions have been completed immediately prior to the consummation of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our Articles, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

General

We are a Cayman Islands exempted company with limited liability. Our affairs are governed by our Articles and the Companies Law.

Our register of shareholders will be maintained by Computershare Trust Company, N.A.

Upon consummation of the Reorganization Transactions and this offering, our authorized share capital will be $20,000,000 divided into 500,000,000 shares, par value $0.04 per share. Upon consummation of the Reorganization Transactions and this offering, there will be 246,896,805 Class A ordinary shares and 42,858,080 Class B ordinary shares issued and outstanding.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing our issued and outstanding ordinary shares are generally not issued and legal title to our issued shares is recorded in registered form in the register of members. Holders of our ordinary shares have no preemptive, subscription, redemption or, other than our Class B ordinary shares, conversion rights.

Our Board may provide for other classes of shares, including classes of preferred shares, out of our authorized but unissued share capital, which could be utilized for a variety of corporate purposes, including future offerings to raise capital for corporate purposes or for use in employee benefit plans. Such additional classes of shares shall have such rights, restrictions, preferences, privileges and payment obligations as determined by our Board. If we issue any preferred shares, the rights, preferences and privileges of holders of our ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of such preferred shares. See “—Variation of Rights.”

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our Board subject to the Companies Law and our Articles. Dividends and other distributions on issued and outstanding ordinary shares may be paid out of the funds of the Company lawfully available for such purpose, subject to any preference of any outstanding preferred shares. Dividends and other distributions will be distributed among the holders of our ordinary shares on a pro rata basis.

Voting Rights

Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands, unless voting by way of poll is demanded by the Chairman of the meeting or any shareholder present or voting by proxy.

A quorum required for a meeting of shareholders consists of holders with at least one third of the votes eligible to be cast at any such general meeting of the Company. In addition, for so long as the Class B ordinary shares are in issue, the presence of the holder of the Class B ordinary shares will be required in order to constitute a quorum.

A special resolution will be required for important matters such as a merger or consolidation of the Company, change of name or making changes to our Articles or the voluntary winding up of the Company.

The adoption of any ordinary resolution by our shareholders requires the affirmative vote of a simple majority of the votes permitted to be cast by persons present and voting at a general meeting at which a quorum is present, while a special resolution requires the affirmative vote of no less than two-thirds of the votes permitted to be cast by persons present and voting at any such meeting, or, in each case, a unanimous resolution in writing.

Conversion

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder of such Class B ordinary share. Each Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share upon any transfer thereof to a person or entity that is not an affiliate of Mr. Neves. Further, our Class B ordinary shares will automatically convert into Class A ordinary shares upon the date when holders of all Class B ordinary shares hold less than, in the aggregate, 65% of the number of Class B ordinary shares that they held, in the aggregate, upon consummation of this offering, or on the death of Mr. Neves.

Variation of Rights

The rights attached to any class of shares (unless otherwise provided by the terms of issue of that class), such as voting, dividends and the like, may be varied only with the sanction of a resolution passed by not less than two-thirds of the votes attaching to the shares of the relevant class cast in a meeting of the holders of the shares of that class, or by the written consent of the holders of not less than two-thirds of the shares of that class. The rights conferred upon the holders of the shares of any class shall not (unless otherwise provided by the terms of issue of that class) be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Transfer of Ordinary Shares and Notices

Any shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form prescribed by the stock exchange or as otherwise approved by the Board.

Any of our shareholders may transfer all or any of their ordinary shares by an instrument of transfer in the usual or common form or any other form prescribed by the stock exchange or approved by our Board, subject to the applicable restrictions of our Articles, which will become effective upon the completion of this offering, such as the suspension of transfers for a period immediately preceding a general meeting, or the determination that a proposed transfer is not eligible.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our Board may from time to time determine.

Certain transfers of Class B ordinary shares to non-affiliates of the holder of such Class B ordinary shares will also result in the conversion of such Class B ordinary shares to Class A ordinary shares. See “—Conversion” above.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis.

Directors

Our management is vested in our Board. Our Articles, which will become effective upon consummation of this offering, provide that our Board must be composed of at least two members. Our Articles provide that questions arising at any meeting of directors shall be decided by a majority of votes or by unanimous written resolution of the Board. The affirmative vote of Mr. Neves, for as long as he is a director, is required in respect of certain resolutions for the issuance of further securities by us.

Directors can be appointed and removed and/or replaced by an ordinary resolution of the shareholders or by notice in writing to the Company from shareholders that are able to exercise a majority of the voting power of shareholders from time to time. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing Board by the affirmative vote of a simple majority of the directors present and voting at a Board meeting, which shall include the affirmative vote of Mr. Neves for as long as he is a director. A director may also be removed by notice from all of the other directors, which shall require the affirmative vote of Mr. Neves for as long as he is a director.

The quorum necessary for any meeting of our Board shall consist of at least a majority of the members of our Board, which shall be required to include Mr. Neves for so long as he is a director.

Following the conversion of the Class B ordinary shares, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively as determined by the chairman of the Board at the relevant time. At the first annual general meeting of shareholders following the conversion date, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual general meeting of shareholders following the conversion date, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual general meeting of shareholders following the conversion date, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual general meeting of shareholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual general meeting. At each annual general meeting, directors shall be elected by a plurality of votes cast.

Indemnity of Directors and Officers

Our Articles provide that our Board and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such director’s or officer’s dishonesty, willful default or fraud.

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English law but does not follow recent English Law statutory enactments, and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and, for comparison purposes, the laws applicable to companies incorporated in the State of Delaware and their stockholders.

Mergers and Similar Arrangements

The Companies Law allows for the merger of two or more companies into either one consolidated company or one or more company(ies) merged into another so as to form a single surviving company. The merger or consolidation of two or more companies under Cayman Islands law requires the directors of the companies to enter into and to approve a written plan of merger or consolidation, which must also be authorized by a special resolution of each constituent company, in which regard see “—Voting Rights” above, and such other authorization, if any, as may be specified in such companies’ articles of association. In relation to any merger or consolidation under the Companies Law, dissenting shareholders have certain limited appraisal rights in circumstances which are similar to those available to dissenting stockholders of a Delaware corporation, providing rights to receive payment in cash for the judicially determined fair value of the shares. Appraisal rights are ordinarily available where the consideration offered under the merger is payable in cash or, in some instances, the unlisted securities of a third party.

The Companies Law also includes statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that such a scheme of arrangement is approved by shareholders or creditors who represent a majority in number and 75% in value of each such class of shareholders or creditors who attend and vote, either in person or by proxy, at a meeting or meetings convened for that purpose. The convening of meetings to consider any such scheme of arrangement, and the implementation of the scheme, must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the classes properly delineated;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

If a scheme of arrangement is thus approved, the dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting stockholders of a Delaware corporation.

When a tender offer to acquire shares is made and accepted (within four months) by holders of not less than 90% of the shares subject to such offer, the offeror may, within a two-month period following the expiration of the initial four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

Our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (1) there is advance approval of the Board, (2) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (3) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder. A person becomes “interested” where it and persons acting in concert with it or its affiliates acquire 15% of the issued ordinary shares. A “business combination” in this context includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder.

Our Articles also provide that a special resolution shall be required in order to effectuate a sale of all or substantially all of our assets.

Shareholders’ Suits

We are not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In principle, the Company will normally be the proper plaintiff and a derivative action may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority);

•	the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Fiduciary Duties of Directors

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholders and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act in good faith and in what he considers to be in the best interests of the Company; a duty not to make a profit out of his position as director (unless the company permits him to do so); a duty to exercise his powers for the purposes for which they are conferred; and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. A director will need to exhibit in the performance of his duties both the degree of skill than may reasonably be expected from a subjective perspective determined by reference to his knowledge and experience and the skill and care objectively to be expected from a person occupying office as a director of the Company.

Under our Articles, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the Board. If the majority of the Board determine that there is a conflict of any director (or their affiliates) with the general business of the Company, then they may determine to exclude from all further discussions of the Board and receipt of information such director until such time as it is deemed that the director is not in such conflict. Subject to the foregoing, a director may vote in respect of any contract or proposed contract notwithstanding his interest; provided that, in exercising any such vote, such director’s duties remain as described above.

Written Consent of Shareholders

Under Delaware General Corporation Law, unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of stockholders of a corporation, may be taken without a meeting, without prior notice and without a vote, by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all stockholders entitled to vote were present and voted. In addition, a corporation may eliminate the right of stockholders to act by written consent through amendment to its certificate of incorporation.

Cayman Islands law and our Articles provide that shareholders may approve matters requiring an ordinary resolution or a special resolution by way of unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under Delaware General Corporation Law, a stockholder has the right to put any proposal before the stockholders at the annual meeting, provided that such stockholder complies with the notice provisions in the governing documents. A special meeting may be called by the Board or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.

Under the laws of the Cayman Islands, a shareholder can only put a proposal before the shareholders at any general meeting in respect of any matter regarded as “special business” if it is set out in the notice calling the meeting. All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the directors or of the Company’s auditors and the fixing of the remuneration of the Company’s auditors. There is no right to introduce new business in respect of any matter requiring a special resolution at any meeting. In addition, our Articles do not allow shareholders to introduce any new business at the meeting scheduled by the Board. A general meeting may be called by the Board or any other person authorized to do so in our Articles, but shareholders may be precluded from calling general meetings. Under our Articles, following the conversion of the Class B ordinary shares, general meetings shall also be convened on the requisition in writing of any shareholder or shareholders entitled to attend and vote at general meetings of the company and to exercise at least a majority of the voting power permitted to be exercised at any such meeting, deposited at the office specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by such shareholders, and if the directors do not convene such meeting for a date not later than 45 days after the date of such deposit, such shareholders themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the directors, and all reasonable expenses incurred by such shareholders as a result of the failure of the directors to convene the general meeting shall be reimbursed to them by the Company. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Under Delaware General Corporation Law, a corporation is required to set a minimum quorum of one-third of the shares entitled to vote at a stockholder meeting, except that, where a separate vote by a class or series or classes or series is required, a quorum shall consists of one-third of the shares of such class or series or classes of series. Cayman Islands law permits a company’s articles to have any quorum. See “—Ordinary Shares—Voting Rights.”

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority stockholders on a board of directors since it permits a minority stockholder to cast all the votes to which such stockholder is entitled on a single director, which increases such stockholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protection or fewer rights on this issue than stockholders of a Delaware corporation.

Election and Removal of Directors

Under Delaware General Corporation Law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors and may be removed with or without cause (or, with respect to a classified board, only with cause unless the certificate of incorporation provides otherwise) by the approval of a majority of the outstanding shares entitled to vote.

Similarly, as permitted by the Companies Law and pursuant to our Articles, directors can be appointed and removed and/or replaced by an ordinary resolution of the shareholders or by notice in writing to the Company from shareholders that are able to exercise a majority of the voting power of shareholders from time to time. In addition our Articles provide that directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board of directors by the affirmative vote of a simple majority of the directors present and voting at a board of director meeting, which shall include the affirmative vote of Mr. Neves for as long as he is a director. A director may also be removed by notice from all of the other directors, which shall require the affirmative vote of Mr. Neves for as long as he is a director.

Following the conversion of the Class B ordinary shares, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively as determined by the chairman of the board of directors at the relevant time, and directors will generally be elected to serve staggered three year terms. See “Ordinary Shares—Directors.”

Written Consent of Directors

Under Delaware General Corporation Law, a written consent of the directors must be unanimous to take effect. The position under our Articles is the same in this regard.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles, which will become effective upon the consummation of this offering, provide that our Board and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors’ or officers’ dishonesty, willful default or fraud. This standard of conduct is generally the same as permitted under Delaware General Corporation Law.

Enforcement of Civil Liabilities

The Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

•	is one in respect of which the foreign court had jurisdiction over the defendant according to Cayman Islands conflict of law rules;

•	is final and conclusive;

•	is either for a liquidated sum not in respect of penalties or taxes or a fine or similar fiscal or revenue obligations or, in certain circumstances, for in personam non-money relief; and

•	was neither obtained in a manner, nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

As a result of English case law, which will likely be highly persuasive in the Cayman Islands, the Cayman Islands courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are brought elsewhere.

Variation of Rights of Shares

Under Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with a resolution passed by not less than two-thirds of the votes attaching to the shares of the relevant class cast in a meeting of the holders of the shares of that class, or by the written consent of the holders of not less than two-thirds of the shares of that class.

Sale of Assets

Under Delaware General Corporation Law, a vote of the stockholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company.

The Companies Law contains no specific restrictions on the powers of directors to dispose of assets of a company. As a matter of general law, in the exercise of those powers, the directors must discharge their duties of care and to act in good faith, for a proper purpose and in the interests of the company. Our Articles provide that, following the conversion of the Class B ordinary shares, a special resolution shall be required in order to effectuate a sale of all or substantially all of the assets of the Company.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its stockholders, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 20% or more of the corporation’s outstanding voting stock within the past three years.

This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all stockholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders. In addition, our Articles contain a prohibition on business combinations with any “interested” shareholder for a period of three years after such person becomes an interested shareholder unless (i) there is advance approval of the board of directors, (ii) the interested shareholder owns at least 85% of our voting shares at the time the business combination commences or (iii) the combination is approved by shareholders holding at least two-thirds of the votes attaching to the ordinary shares that are not held by the interested shareholder. A person becomes “interested” where it and persons acting in concert with it or its affiliates acquire 15% of the issued ordinary shares. A “business combination” in this context includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested shareholder.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. As similarly provided under Delaware General Corporation Law, there are no restrictions on foreign or non-resident ownership or management of a Cayman Islands company under Cayman Islands law. In addition, there are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with a dissolution initiated by the board of directors. Under the Companies Law of the Cayman Islands and our Articles, our company may be voluntarily wound up only by a special resolution of our shareholders, in which regard see “Ordinary Shares—Voting Rights” above. In addition, a company may be wound up by the Grand Court of the Cayman Islands if the company is unable to pay its debts or if the court is of the opinion that it is just and equitable that our company is wound up.

Inspection of Books and Records

Under Delaware General Corporation Law, any stockholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of stockholders and other books and records.

Our shareholders will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records except our Articles.

Amendment of Governing Documents

Under Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As required by Cayman Islands law, our Articles may only be amended with the sanction of a special resolution of shareholders.

Listing

We have been approved to list our Class A ordinary shares on the NYSE under the symbol “FTCH.”

Transfer Agent and Registrar

The U.S. transfer agent and registrar for our Class A ordinary shares is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A ordinary shares. Future sales of substantial amounts of our Class A ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of Class A ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our Class A ordinary shares and our ability to raise equity capital in the future.

Upon consummation of this offering and the concurrent private placement, we will have 246,896,805 Class A ordinary shares outstanding, or 253,533,367 Class A ordinary shares outstanding if the underwriters exercise their option to purchase additional Class A ordinary shares in full, and 42,858,080 Class B ordinary shares outstanding. Our Class A ordinary shares will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

We expect that all of our Class A ordinary shares will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing affiliates,. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the safe harbor under Rule 144 of the Securities Act described below. In addition, following this offering and the expiration or waiver of the lock-up agreements described below, Class A ordinary shares issuable pursuant to awards granted under certain of our equity plans will eventually be freely tradable in the public market.

The remaining Class A ordinary shares are “restricted shares” as defined in Rule 144. We expect that substantially all of these restricted shares will be subject to the lock-up agreements described below. These Class A ordinary shares and Class A ordinary shares issuable upon conversion of Class B ordinary shares may be sold in the public market only if the sale is registered or pursuant to an exemption from registration, such as the safe harbor provided by Rule 144.

Rule 144

In general, a person who has beneficially owned our Class A ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our Class A ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of our Class A ordinary shares then outstanding; or

•	the average weekly trading volume of our Class A ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, Board members, officers, consultants or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

We, the selling shareholders, our executive officers, our Board members and substantially all other shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A ordinary shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. See “Underwriting.”

Kadi Group has agreed not to sell or transfer any of our Class A ordinary shares it held immediately prior to this offering during the two-year period commencing from consummation of this offering, subject to limited exceptions. In addition, the Kadi Group has agreed to a 180-day lock-up agreement with the underwriters pursuant to which both of its pre-offering Class A ordinary shares and Class A ordinary shares purchased in the concurrent private placement will be locked up for a period of 180 days, subject to certain exceptions. See “Prospectus Summary—Concurrent Private Placement” for additional information. Artemis has also agreed not to sell or transfer any of our Class A ordinary shares that it purchases during the one-year period commencing from the consummation of this offering, subject to limited exceptions.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of certain Cayman Islands, U.K. and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Cayman Islands Tax Considerations

The following discussion is a summary of the material Cayman Islands tax considerations relating to the purchase, ownership and disposition of our Class A ordinary shares. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to us will be received free of all Cayman Islands taxes. We have received an undertaking from the Financial Secretary of the Cayman Islands to the effect that, for a period of thirty years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

No stamp duty in the Cayman Islands is payable in respect of the issue of any Class A ordinary shares or an instrument of transfer in respect of a Class A ordinary share.

Material United Kingdom Tax Considerations

The following discussion is a summary of the material United Kingdom tax considerations relating to the purchase, ownership and disposition of our Class A ordinary shares.

The following statements are of a general nature and do not purport to be a complete analysis of all potential UK tax consequences of acquiring, holding and disposing of Class A ordinary shares. They are based on current UK tax law and on the current published practice of Her Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC), as of the date of this prospectus, all of which are subject to change, possibly with retrospective effect. They are intended to address only certain UK tax consequences for holders of Class A ordinary shares who are tax resident in (and only in) the UK, and in the case of individuals, domiciled in (and only in) the UK (except where expressly stated otherwise) who are the absolute beneficial owners of the Class A ordinary shares and any dividends paid on them and who hold the Class A ordinary shares as investments (other than in an individual savings account or a self-invested personal pension). They do not address the UK tax consequences which may be relevant to certain classes of holders of Class A ordinary shares such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organizations, trustees, persons connected with us or our group, persons holding their Class A ordinary shares as part of hedging or conversion transactions, holders of Class A ordinary shares who have (or are deemed to have) acquired their Class A ordinary shares by virtue of an office or employment, and holders of Class A ordinary shares who are or have been our officers or employees or a company forming part of our group. The statements do not apply to any holder of Class A ordinary shares who either directly or indirectly holds or controls 10% or more of our share capital (or class thereof), voting power or profits.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, Class A ordinary shares. Accordingly, prospective subscribers for, or purchasers of, Class A ordinary shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of Class A ordinary shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

The Company

It is the intention of the directors to conduct our affairs so that our central management and control is exercised in the UK. As a result, we are expected to be treated as resident in the UK for UK tax purposes. Accordingly, we expect to be subject to UK taxation on our income and gains, except where an exemption applies.

Taxation of Dividends

Withholding Tax

We will not be required to withhold UK tax at source when paying dividends. The amount of any liability to UK tax on dividends paid by us will depend on the individual circumstances of a holder of Class A ordinary shares.

Income Tax

An individual holder of Class A ordinary shares who is resident for tax purposes in the UK may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. Dividend income is treated as the top slice of the total income chargeable to UK income tax. An individual holder of Class A ordinary shares who is not resident for tax purposes in the UK should not be chargeable to UK income tax on dividends received from us unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the UK through a branch or agency to which the Class A ordinary shares are attributable. There are certain exceptions for trading in the UK through independent agents, such as some brokers and investment managers.

All dividends received by a UK resident individual holder of Class A ordinary shares from us or from other sources will form part of the holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the holder of Class A ordinary shares in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the nil rate band falls within the basic rate, higher rate or additional rate tax bands. Where the dividend income is above the £2,000 dividend allowance, the first £2,000 of the dividend income will be charged at the nil rate and any excess amount will be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.

Corporation Tax

Corporate holders of Class A ordinary shares which are resident for tax purposes in the UK should not be subject to UK corporation tax on any dividend received from us so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). Corporate holders of Class A ordinary shares who are not resident in the UK will not generally be subject to UK corporation tax on dividends unless they are carrying on a trade, profession or vocation in the UK through a permanent establishment in connection with which the Class A ordinary shares are used, held, or acquired.

A holder of Class A ordinary share who is resident outside the UK may be subject to non-UK taxation on dividend income under local law.

Taxation of Capital Gains

UK Resident Holders of Class A Ordinary Shares

A disposal or deemed disposal of Class A ordinary shares by an individual or corporate holder of Class A ordinary shares who is tax resident in the UK may, depending on the holder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains.

Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of Class A ordinary shares less the allowable cost to the holder of acquiring such Class A ordinary shares.

The applicable tax rates for individual holders of Class A ordinary shares realizing a gain on the disposal of Class A ordinary shares is, broadly, 10% for basic rate taxpayers and 20% for higher and additional rate taxpayers.

Non-UK Resident Holders of Class A Ordinary Shares

Holders of Class A ordinary shares who are not resident in the UK and, in the case of an individual holder, not temporarily non-resident, should not be liable for UK tax on capital gains realized on a sale or other disposal of Class A ordinary shares unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate holder, through a permanent establishment. Holders of Class A ordinary shares who are not resident in the UK may be subject to non-UK taxation on any gain under local law.

Generally, an individual holder of Class A ordinary shares who has ceased to be resident in the UK for tax purposes for a period of five years or less and who disposes of Class A ordinary shares during that period may be liable on their return to the UK to UK taxation on any capital gain realized (subject to any available exemption or relief).

UK Stamp Duty (“stamp duty”) and UK Stamp Duty Reserve Tax (“SDRT”)

The following statements are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any holders of Class A ordinary shares irrespective of their place of tax residence.

No stamp duty will be payable on the issue of Class A ordinary shares.

Stamp duty will in principle be payable on any instrument of transfer of Class A ordinary shares that is executed in the UK or that relates to any property situated, or to any matter or thing done or to be done, in the UK. An exemption from stamp duty is available on an instrument transferring Class A ordinary shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000. Holders of Class A ordinary shares should be aware that, even where an instrument of transfer is in principle subject to stamp duty, stamp duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes, for example to register a change of ownership or in litigation in a UK court.

Provided that Class A ordinary shares are not registered in any register maintained in the UK by or on behalf of us and are not paired with any shares issued by a UK incorporated company, the issue or transfer of (or agreement to transfer) Class A ordinary shares will not be subject to SDRT. We currently do not intend that any register of Class A ordinary shares will be maintained in the UK.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following general summary describes the material U.S. federal income tax consequences to U.S. Holders (defined below) of owning and disposing of our Class A ordinary shares. It does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase our Class A ordinary shares.

The discussion below applies only to U.S. Holders that are initial purchasers of the Class A ordinary shares and that acquire the Class A ordinary shares pursuant to this offering, hold the Class A ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and that have the U.S. dollar as their functional currency. The discussion below is based on the Code, existing and, in some cases, proposed U.S. Treasury Regulations, as well as judicial and administrative interpretations thereof, all as of the date of this prospectus. All of the foregoing authorities are subject to change or differing interpretation, which change or differing interpretation could apply retroactively and could affect the tax consequences described below. No ruling will be requested from the U.S. Internal Revenue Service (the “IRS”) regarding the tax consequences of the acquisition, ownership or disposition of the Class A ordinary shares, and there can be no assurance that the IRS will not assert a different position concerning any of the tax consequences discussed below or that any such position would not be sustained by a court. This summary does not address any alternative minimum tax considerations, any estate or gift tax consequences or any state, local, or non-U.S. tax consequences, nor does it address the Medicare contribution tax on net investment income.

The following discussion does not address the tax consequences to any particular investor and does not describe all of the tax consequences to persons in special tax situations such as, but not limited to:

•	banks;

•	financial institutions;

•	regulated investment companies;

•	real estate investment trusts;

•	insurance companies;

•	broker-dealers;

•	traders that elect to use a mark to market method of accounting;

•	tax-exempt entities (including private foundations);

•	qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

•	U.S. tax expatriates and certain former citizens and long-term residents of the United States;

•	persons holding Class A ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons that directly, indirectly, or constructively own 10% or more of the total voting power or value of all of the Company’s outstanding stock;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons who acquired Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Class A ordinary shares being taken into account in an applicable financial statement;

•	persons holding Class A ordinary shares through partnerships or other pass-through entities; or

•	U.S. Holders whose “functional currency” is not the U.S. dollar.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” applies to a holder that is a beneficial owner of the Class A ordinary shares and is, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States as determined under U.S. federal income tax rules

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

The tax treatment of an entity or arrangement taxable as a partnership for U.S. federal income tax purposes that holds Class A ordinary shares generally will depend on such partner’s status and the activities of the partnership. Prospective purchasers that are entities or arrangements treated as partnerships for U.S. federal income tax purposes, or partners in such partnerships, should consult their tax advisers concerning the U.S. federal income tax consequences to them and of the acquisition, ownership and disposition of Class A ordinary shares by the partnership.

Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of distributions made by us with respect to the Class A ordinary shares generally will be includable in a U.S. Holder’s gross income as foreign-source dividend income in the year actually or constructively received by such U.S. Holder, but only to the extent that such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Class A ordinary shares and thereafter as capital gain. In the event we make distributions to U.S. Holders of ordinary shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. If we do not do so, any distribution may be required to be regarded as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. U.S. Holders should therefore assume that all cash distributions will be reported as ordinary dividend income. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. U.S. Holders should consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits in respect of any dividend income received.

With respect to non-corporate U.S. Holders (including individuals, estates, and trusts), dividends received with respect to our Class A ordinary shares may be considered “qualified dividend income” subject to lower capital gains rates, provided that (1) the Class A ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements are met. In this regard, the Class A ordinary shares will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as we intend the Class A ordinary shares will be. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for the dividends paid with respect to the Class A ordinary shares.

Dividends paid by us with respect to the Class A ordinary shares will generally constitute foreign-source “passive category income” and will not be eligible for the dividends-received deduction generally allowed to corporate U.S. Holders in respect of dividends received from U.S. corporations.

Sale or Other Disposition of Shares

Subject to the PFIC rules discussed below, upon a sale or other disposition of the Class A ordinary shares, a U.S. Holder generally will recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such Class A ordinary shares. A U.S. Holder’s adjusted tax basis in shares generally will be such U.S. Holder’s purchase price for the shares, unless we make distributions in excess of its current and accumulated earnings and profits. Any such gain or loss generally will be U.S.-source gain or loss and will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Class A ordinary shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company

We will be classified as a PFIC within the meaning of Section 1297 of the Code, for any taxable year if either: (1) at least 75% of the gross income of the Company is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. For this purpose, we will be treated as owning the proportionate share of the assets, and earning the proportionate share of the income, of any other corporation in which we own, directly or indirectly, 25% or more measured by value of the stock. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (1) the Company ceases to be a PFIC and (2) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on the currently anticipated market capitalization following the offering (which will fluctuate from time to time) and the current and expected composition of our income, assets, and operations, the Company does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the actual market capitalization and the expected income, assets and operations in the future could be significantly different from what is currently anticipated. In addition, the PFIC determination must be made annually after the close of each taxable year. Therefore there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC for any taxable year that a U.S. Holder holds Class A ordinary shares, any gain recognized by the U.S. Holder on a sale or other disposition of the Class A ordinary shares, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Additionally, dividends paid by us would not be eligible for the reduced rate of tax described above under “—Dividends” if we are a PFIC in its taxable year in which the dividend is paid or the immediately preceding taxable year.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, certain elections may be available to the U.S. Holder that would result in alternative treatments, such as mark-to-market treatment or treatment as a qualified electing fund (“QEF”), of the Class A ordinary shares. However, we cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are a PFIC for any taxable year, nor do we expect that we will prepare or provide to U.S. Holders a “PFIC annual information statement,” which would enable a U.S. Holder to make a QEF election.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs and generally be subject to the treatment described above with respect to any distribution on or disposition of such shares. An election for mark-to-market treatment, however, would likely not be available with respect to any such subsidiaries.

If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to an investment in the Class A ordinary shares.

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to the Class A ordinary shares and proceeds from the sale or other disposition of the Class A ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt U.S. Holders who establish their exempt status, if required) may be subject to backup withholding, currently at a 24% rate, on dividend payments and proceeds from the sale or other taxable disposition of Class A ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Information Reporting by U.S. Holders

A U.S. Holder (including a U.S. tax-exempt entity) that acquires equity of a non-U.S. corporation may be required to file a Form 926 or a similar form with the IRS if (1) such person owned, directly or by attribution, immediately after the transfer at least 10.0% by vote or value of the corporation or (2) if the transfer, when aggregated with all transfers made by such person (or any related person) within the preceding 12-month period, exceeds $100,000. U.S. Holders should consult their tax advisers regarding the applicability of this requirement to their acquisition of our Class A ordinary shares.

Certain U.S. Holders who are individuals and certain entities holding specified foreign financial assets, including our Class A ordinary shares, with an aggregate value in excess of the applicable dollar threshold, may be required to report information relating to the Class A ordinary shares, subject to certain exceptions (including an exception for Class A ordinary shares held in accounts maintained by certain U.S. financial institutions), for each year in which they hold such shares. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to their ownership and disposition of the Class A ordinary shares.

FATCA

Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Code) that has entered into an agreement with the U.S. Internal Revenue Service to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. The United States has entered into an intergovernmental agreement (“IGA”) with the Cayman Islands, which modifies the FATCA withholding regime described above. It is not yet clear how foreign passthru payments will be addressed under FATCA. The Company could be subject to these diligence, reporting and withholding obligations if it were treated as a financial institution under FATCA or the Cayman IGA. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Cayman IGA and any non-U.S. legislation implementing FATCA, on their investment in the Class A ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN CLASS A ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

We, the selling shareholders, and the underwriters named below have entered into an underwriting agreement with respect to the Class A ordinary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Class A ordinary shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of shares

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Allen & Company LLC
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc
Wells Fargo Securities, LLC
Cowen and Company, LLC
BNP Paribas Securities Corp.

Total	44,243,749

The underwriters are committed to take and pay for all of the Class A ordinary shares being offered by us and the selling shareholders, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 6,636,562 Class A ordinary shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 6,636,562 additional Class A ordinary shares from us.

We have agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $30,000, as set forth in the underwriting agreement.

	No exercise	Full exercise
Per Share	$	$
Underwriting discounts and commissions to be paid by:
Us
Selling Shareholders

Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Artemis has indicated an interest in purchasing an aggregate of up to $50.0 million in Class A ordinary shares in this offering at the initial public offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Artemis could determine to purchase more, less or no Class A ordinary shares in this offering or the underwriters could determine to sell more, less or no shares to Artemis. The underwriters will receive the same discount on any of our Class A ordinary shares purchased by Artemis as they will from any other shares sold to the public in this offering. Artemis has agreed not to sell or transfer any of our Class A ordinary shares that it purchases during the one-year period commencing from the consummation of this offering, subject to limited exceptions.

In connection with this offering, we, our officers, directors and holders of substantially all Class A ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A ordinary shares or securities convertible into or exchangeable for Class A ordinary shares during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have been approved to list our Class A ordinary shares on the NYSE under the symbol “FTCH.” In order to meet one of the requirements for listing the Class A ordinary shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

In connection with this offering, the underwriters may purchase and sell shares of Class A ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market.    In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our Class A ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our Class A ordinary shares. As a result, the price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our Class A ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A ordinary shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our Class A ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our Class A ordinary shares to be offered so as to enable an investor to decide to purchase our Class A ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Brazil

The shares of Class A ordinary shares have not been, and will not be, registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários). The shares of Class A ordinary shares may not be offered or sold in Brazil, except in circumstances that do not constitute a public offering under Brazilian laws and regulations. Documents relating to the offering of the shares of Class A ordinary shares, as well as information contained therein, may not be supplied to the public in Brazil, nor used in connection with any public offer for subscription or sale of the shares of Class A ordinary shares to the public in Brazil.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the shares of Class A ordinary shares, whether by way of sale or subscription, in the People’s Republic of China (excluding,

for purposes of this paragraph, the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan). The shares of Class A ordinary shares may not be offered or sold directly or indirectly in the People’s Republic of China to legal or natural persons other than directly to “qualified domestic institutional investors.”

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed at qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount

U.S. Securities and Exchange Commission registration fee	$120,357
FINRA filing fee	145,509
NYSE listing fee	180,000
Transfer agent’s fee	10,000
Printing and engraving expenses	315,000
Legal fees and expenses	3,813,000
Accounting fees and expenses	1,485,000
Miscellaneous costs	2,100,000

Total	$8,168,866

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, NYSE listing fee and FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of our Class A ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Walkers, Cayman Islands. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain matters of U.S. federal law will be passed upon for the underwriters by Fenwick & West LLP, Mountain View, California.

EXPERTS

The financial statements as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of PricewaterhouseCoopers LLP is 1 Embankment Place, London WC2N 6RH, United Kingdom.

ENFORCEMENT OF CIVIL LIABILITIES

We are registered as an exempted company incorporated with limited liability under the laws of the Cayman Islands. A substantial portion of our assets are located outside of the United States. In addition, many of our directors and officers are residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of U.S. courts predicated upon the civil liability provisions of the U.S. federal securities laws or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the U.S. federal securities laws or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon consummation of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our Board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Farfetch.com Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Farfetch.com Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

London, United Kingdom

May 30, 2018

We have served as the Company’s auditor since 2015.

Consolidated statement of operations

for the year ended December 31,

(in $ thousands, except share and per share data)

	Note	2015	2016	2017
Revenue	4	142,305	242,116	385,966
Cost of revenue		(69,702)	(125,238)	(181,200)

Gross profit		72,603	116,878	204,766
Selling, general and administrative expenses	8	(130,073)	(205,558)	(299,260)
Share of profits of associates		-	18	31

Operating loss	10	(57,470)	(88,662)	(94,463)
Net finance (costs)/income	9	(4,265)	7,402	(17,642)

Loss before tax		(61,735)	(81,260)	(112,105)
Income tax credit/(expense)	11	628	(199)	(170)

Loss after tax		(61,107)	(81,459)	(112,275)

Attributable to:
Equity holders of the parent		(60,353)	(81,414)	(112,275)
Non-controlling interests	21	(754)	(45)	-

		(61,107)	(81,459)	(112,275)

Loss per share attributable to owners of the parent
Basic and diluted	12	(1.80)	(2.21)	(2.62)
Weighted-average shares outstanding
Basic and diluted		33,610,279	36,864,992	42,867,409

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statement of comprehensive loss

for the year ended December 31,

(in $ thousands)

	Note	2015	2016	2017
Loss for the year		(61,107)	(81,459)	(112,275)
Other comprehensive (loss)/income
Items that may be subsequently reclassified to consolidated statement of operations
Exchange differences on translation of foreign operations		(7,562)	(27,322)	33,504

Other comprehensive (loss)/income for the year, net of tax		(7,562)	(27,322)	33,504

Total comprehensive loss for the year, net of tax		(68,669)	(108,781)	(78,771)

Attributable to:
Equity holders of the parent		(67,915)	(108,736)	(78,771)
Non-controlling interests	21	(754)	(45)	-

		(68,669)	(108,781)	(78,771)

The accompanying notes are an integral part of consolidated these financial statements

Consolidated statement of financial position

(in $ thousands)

	Note	As at December 31, 2016	As at December 31, 2017
Non-current assets
Trade and other receivables	14	5,367	9,193
Intangible assets	15	42,943	74,041
Property, plant and equipment	16	15,795	26,696
Investments	17	-	278
Investments in associates	17	23	58

Total non-current assets		64,128	110,266

Current assets
Inventories	13	13,591	50,610
Trade and other receivables	14	17,281	18,180
Cash and cash equivalents		150,032	384,002

Total current assets		180,904	452,792

Total assets		245,032	563,058

Equity and liabilities
Equity
Share capital	18	6,192	7,086
Share premium	18	342,640	679,886
Foreign exchange reserve	19	(32,871)	633
Other reserves	19	19,857	38,475
Accumulated losses	19	(216,901)	(329,177)

Equity attributable to owners of the parent		118,917	396,903
Non-controlling interests	21	(1)	-

Total equity		118,916	396,903

Non-current liabilities
Deferred tax liabilities	25	-	-
Interest-bearing loans and borrowings	23	17,340	-
Provisions	24	3,935	5,142
Other liabilities	28	15,416	5,123

Total non-current liabilities		36,691	10,265

Current liabilities
Trade and other payables	22	84,388	136,744
Interest-bearing loans and borrowings	23	2,673	-
Other liabilities	28	2,364	19,146

Total current liabilities		89,425	155,890

Total liabilities		126,116	166,155

Total equity and liabilities		245,032	563,058

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statement of changes in equity

(in $ thousands)

	Note	Share capital	Share premium	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interest	Total equity
Balance at December 31, 2014		4,926	94,658	791	(1,633)	(68,122)	30,620	2,958	33,578

Changes in equity
Issue of share capital		552	93,278	-	-	-	93,830	-	93,830
Total comprehensive loss		-	-	(7,562)	-	(60,353)	(67,915)	(754)	(68,669)
Share based payment – equity settled		-	-	-	5,742	-	5,742	-	5,742
Transactions with non-controlling interests		-	-	-	-	-	-	5,030	5,030

Balance at December 31, 2015		5,478	187,936	(6,771)	4,109	(128,475)	62,277	7,234	69,511

Changes in equity
Issue of share capital	18	714	154,704	-	-	-	155,418	-	155,418
Total comprehensive Income/(loss)		-	-	(27,322)	-	(81,414)	(108,736)	(45)	(108,781)
Issue of warrants		-	-	-	409	-	409	-	409
Share based payment – equity settled		-	-	-	15,339	-	15,339	-	15,339
Transactions with non-controlling interests		-	-	1,222	-	(7,012)	(5,790)	(7,190)	(12,980)

Balance at December 31, 2016		6,192	342,640	(32,871)	19,857	(216,901)	118,917	(1)	118,916

Changes in equity
Issue of share capital	18	894	337,246	-	2,161	-	340,301	-	340,301
Total comprehensive loss		-	-	33,504	-	(112,275)	(78,771)	-	(78,771)
Share based payment – equity settled		-	-	-	16,457	-	16,457	-	16,457
Transactions with non-controlling interests		-	-	-	-	(1)	(1)	1	-

Balance at December 31, 2017		7,086	679,886	633	38,475	(329,177)	396,903	-	396,903

The accompanying notes are an integral part of these consolidated financial statements

Consolidated statement of cash flows

for the year ended December 31,

(in $ thousands)

	Note	2015	2016	2017
Cash flows from operating activities
Loss before tax		(61,735)	(81,260)	(112,105)
Adjustments for:
Depreciation	16	2,427	2,451	3,648
Amortization	15	677	4,446	7,332
Impairment of non-current assets		-	43	-
Non-cash employee benefits expense- equity settled share based payments		4,803	15,339	16,578
Net (income)/loss on sale of non-current assets		(5)	261	42
Share of profits of associates		-	(15)	(35)
Net finance costs/(income)		115	(204)	(1,261)
Net exchange differences		2,048	2,073	12,196
Issue of warrants		-	409	-
(Increase)/decrease in the fair value of derivatives		-	(288)	44
Changes in working capital
Increase in receivables		(3,647)	(9,524)	(598)
Increase in inventories		(2,838)	(6,308)	(35,163)
Increase in payables		14,292	19,463	47,406
Changes in other assets and liabilities
Increase in non-current receivables		(4,747)	(619)	(3,826)
Increase in other liabilities		11,908	7,973	7,365
Interest paid		(12)	(1,222)	(591)
Income taxes paid		(544)	(97)	(352)

Net cash outflow from operating activities		(37,258)	(47,079)	(59,320)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	5	(12,043)	-	195
Payments for property, plant and equipment		(9,429)	(6,012)	(12,616)
Payment for intangible assets		(6,583)	(12,586)	(18,997)
Interest received		479	1,637	2,833
Payment for equity investments		-	-	(278)
Proceeds from sale of property, plant and equipment		5	-	-

Net cash outflow from investing activities		(27,571)	(16,961)	(28,863)

Cash flows from financing activities
Payment for acquisition of non-controlling interest		-	(5,028)	-
Proceeds from issue of shares, net of issue costs		77,717	146,869	322,097
Repayment of loan notes	23	(303)	(47)	(21,955)
Proceeds from issue of loan notes, net of issue costs	23	-	19,379	-

Net cash inflow from financing activities		77,414	161,173	300,142

Net increase in cash and cash equivalents		12,585	97,133	211,959
Cash and cash equivalents at the beginning of the financial year		63,441	72,579	150,032
Effects of exchange rate changes on cash and cash equivalents		(3,447)	(19,680)	22,011

Cash and cash equivalents at end of year		72,579	150,032	384,002

Non-cash investing activities	5

The accompanying notes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements

1.	Corporate information

Farfetch.com Limited (the “Company” and, the “Parent”) is a private limited company incorporated in the Isle of Man and is subject to Manx Law. The Company is domiciled in the United Kingdom. The registered office is located at Grosvenor House, 66-67 Athol Street, Douglas, Isle of Man, IM1 IJE. The principal place of business is The Bower, 211 Old Street, London, EC1V 9NR, United Kingdom. Farfetch.com Limited and its subsidiary undertakings (the “Group”) is principally engaged in the following:

•

providing an online marketplace at Farfetch.com (and related suffixes) for retailers and brands to be able to offer their products for sale to the public (including associated services such as ‘production’, logistics, customer services and payment processing);

•	web design, build and development for retailers and brands to enable them to offer their products to the public; and

•	operation of the Browns London fashion boutique.

These financial statements were authorised for issue on May 30, 2018.

2.	Significant accounting policies

2.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared under the historical cost convention unless otherwise stated.

The consolidated financial statements have been prepared on the basis of a full retrospective application of IFRS 15, Revenue from Contracts with Customers, with an adoption date as of January 1, 2017.

The consolidated financial statements are presented in United States Dollars (“USD” or “$”). All values are rounded to the nearest thousand dollars, except where indicated. The tables in these notes are shown in USD thousands, except where indicated.

The consolidated financial statements provide comparative information in respect of the previous periods.

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Notes to the consolidated financial statements

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Group’s voting rights and potential voting rights

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Group and to the non-controlling interests. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction.

2.3.	Summary of significant accounting policies

a)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group measures the non-controlling interests in the acquiree at the proportionate share of the acquiree’s identifiable net assets.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 ‘Financial Instruments: Recognition and Measurement’, is measured at fair value with changes in fair value recognized in profit or loss.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed which are measured at fair value at the date of acquisition.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are

Notes to the consolidated financial statements

assigned to those units. Annual impairment testing is performed at every reporting date. Refer to note 2.3 m) for the Group’s policy on the impairment of non-financial assets.

b)	Investment in associates

The Group recognizes an associate when the Group has a significant influence over that entity. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies. The Group’s investment in its associate, Farfetch Finance Limited, is accounted for using the equity method.

c)	Current versus non-current classification

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

d)	Fair value measurement

This section outlines the Group policies applicable to financial instruments that are recognized and measured at fair value in the financial statements.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

•	In the principal market for the asset or liability; or

•	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Group.

Notes to the consolidated financial statements

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

e)	Revenue recognition

On January 1, 2017, the Group adopted IFRS 15 using the full retrospective transition method. The standard establishes principles for reporting information to users of financial statements, about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Further detail can be found in note 4 to the financial statements.

Revenue is recognized in accordance with the five-step model under IFRS 15:

1.	identifying the contracts with customers;

2.	identifying the separate performance obligations;

3.	determining the transaction price;

4.	allocating the transaction price to the separate performance obligations; and

5.	recognizing revenue when each performance obligation is satisfied.

Retailing of goods

Revenue is recognized when the performance obligation is satisfied which is when the goods are received by the customer. Included within sales of goods is a provision for expected returns, discounts and rebates. Where these are not known, the Group uses historical data and patterns to calculate an estimate.

Rendering of services

The Group primarily acts as a commercial intermediary between sellers, being the brands and boutiques, and end consumers and earns a commission for this service. For these arrangements, the Group acts as an agent for the sellers and related revenue is recognized on a net basis. The Group

Notes to the consolidated financial statements

also charges fees to sellers for activities related to providing this service, such as packaging, credit card processing, settlement of duties, and other transaction processing activities. These activities are not considered separate promises to the customer, and the related fees are therefore recognized concurrently with commissions at the time the performance obligation to facilitate the transaction between the seller and end consumer is satisfied, which is when the goods are dispatched to the end consumer by the seller. A provision is made for commissions that would be refunded if the end consumer returns the goods, and the Group uses historical data and patterns to estimate its return provision.

The Group also provides delivery services to end consumers for goods purchased on its platform. For these services, the Group acts as the principal and recognizes as revenue amounts charged to end consumers net of any promotional incentives and discounts. Revenue for these services is recognized on delivery of goods to the end consumer, which represents the point in time at which the Group’s performance obligation is satisfied. No provision for returns is made as delivery revenue is not subject to refund.

Promotional incentives, which include basket promo-code discounts, may periodically be offered to end consumers. These are treated as a deduction to revenue. Cash is collected by the Group from the end consumer using payment service providers. Within two months of the transactions, this is remitted to the relevant seller (net of commission and recoveries).

Before the adoption of IFRS 15 the Group recognized revenue relating to the delivery of goods on dispatch. As a result of the application of IFRS 15 the Group now recognizes a contract liability relating to the delivery of goods which have been dispatched but are yet to be delivered. This has resulted in an increase/(decrease) in revenue of $139,000, ($279,000) and $9,000 and recognition of deferred revenue of $153,000, $407,000 and $436,000 in 2015, 2016 and 2017 respectively. On transition, the impact on opening equity attributable to owners of the parent at January 1, 2015 was a decrease of $309,000.

f)	Current and deferred tax

Current tax is the expected tax payable based on the taxable profit for the period, and the tax laws that have been enacted or substantively enacted by the reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit. Current and deferred tax is charged or credited in the statement of operations, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

Notes to the consolidated financial statements

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates and in accordance with laws that are expected to apply in the period/jurisdiction when/where the liability is settled or the asset is realized.

Deferred tax assets and liabilities are offset where there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities and where there is an intention to settle the balances on a net basis.

g)	Foreign currencies

The Group’s consolidated financial statements are presented in United States Dollars. For each entity the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency.

h)	Foreign currency translation

Transactions in foreign currencies are initially recorded by the Group’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in OCI or profit or loss are also recognized in OCI or profit or loss, respectively).

On consolidation, the assets and liabilities of foreign operations are translated into United States Dollars at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in OCI.

i)	Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. All repair and maintenance costs are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated with an expense recognized in depreciation and amortization expense on a straight-line basis over their useful life.

The useful lives of these items are assessed as follows:

Leasehold improvements	Over the life of the lease
Fixtures and fittings	Three to ten years
Motor vehicles	Four to eight years
Computer equipment	Three to ten years

Notes to the consolidated financial statements

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

The determination of whether an arrangement is (or contains) a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

j)	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of operations in the expense category that is consistent with the function of the intangible assets. Other than Goodwill, there are no intangible assets with indefinite useful lives.

Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to relevant CGU which are tested for impairment annually. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Refer to note 2.3 m) for the Group’s policy on the impairment of non-financial assets.

Research and development costs

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	Its intention to complete and its ability and intention to use or sell the asset;

•	How the asset will generate future economic benefits;

•	The availability of resources to complete the asset; and

•	The ability to measure reliably the expenditure during development.

Notes to the consolidated financial statements

Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in administrative expenses. Development intangible assets under the course of construction are tested for impairment annually or more frequently if events or changes in circumstance indicate that they might be impaired. Once placed into service the asset is tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

Subsequent costs

Subsequent costs are only capitalized when there is an increase in the anticipated future economic benefit attributable to the assets in question. All other subsequent costs are recorded in the statement of operations for the year in which they are incurred.

Amortization

Amortization is charged to depreciation and amortization expense on a straight-line basis over the estimated useful life of the intangible assets, from the time that the assets are available for use. The useful lives of these items are assessed as follows:

Development costs	Three years
Brand, trademarks & domain names	Five to ten years
Customer relationships	Three to five years

k)	Inventories

Inventories are carried at the lower of cost and the net realizable value based on market performance, including the relative ancillary selling costs. The cost of inventories, calculated according to the weighted average cost method for each category of goods, includes purchase costs and costs incurred to bring the inventories to their present location and condition. In order to represent the value of inventories appropriately in the statement of financial position, and to take into account impairment losses due to obsolete materials and slow inventory movement, obsolescence provisions have been directly deducted from the carrying amount of the inventories.

l)	Financial instruments—initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

The Groups financial assets comprise cash and cash equivalents, receivables and derivative financial instruments. Derivative financial instruments are comprised of forward exchange contracts, which are measured at fair value through profit or loss.

Trade receivables are generally accounted for at amortized cost. The Group reviews indicators of impairment on an ongoing basis and where such indicators exist, the Group makes an estimate of the asset’s recoverable amount.

Notes to the consolidated financial statements

Financial assets through profit or loss are measured initially at fair value with transaction costs taken directly to the consolidated statement of operations. Subsequently, the financial assets are remeasured, and gains and losses are recognized in the consolidated statement of operations.

Financial liabilities

The Groups financial liabilities comprise trade and other payables, interest bearing loans and borrowings, contingent consideration and foreign exchange contracts.

Trade and other payables are held at amortized cost.

All interest bearing loans and borrowings are initially recognized at fair value net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Contingent consideration and foreign exchange contracts are measured initially at fair value through profit or loss with transaction costs taken directly to the consolidated statement of operations. Subsequently, the fair values are remeasured and gains and losses from changes therein are recognized in the consolidated statement of operations.

m)	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account.

The Group bases its impairment calculation on detailed budgets which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. Impairment losses of continuing operations, are recognized in the statement of operations in expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Notes to the consolidated financial statements

n)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

o)	Share based payments

Employees (including senior executives) of the Group receive remuneration in the form of share based payments, whereby employees render services as consideration. The consideration is either equity or cash settled depending on the scheme.

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. That cost is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefits expense. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The statement of operations expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in employee benefits expense.

No expense is recognized for awards that do not ultimately vest.

Cash-settled transactions

For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.

Employment related taxes

Where the Group has an obligation to settle employment related taxes on share based payments received by employees, these are provided for based on the intrinsic value of the vested share options at the end of the reporting period.

Notes to the consolidated financial statements

2.4.	Changes in accounting policies and disclosures

Amendments to IFRSs that are mandatorily effective for the current year

In the current year, the Group has applied the below amendments to IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2017. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

IAS 7 (amendments) Disclosure initiative	The Group has adopted the amendments to IAS 7 for the first time in the current year. The amendments require an entity to provided disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both cash and non-cash changes. The application of these amendments has had no impact on the Group’s consolidated financial statements.

IAS 12 (amendments) Recognition of Deferred Tax Assets for Unrealised Losses	The Group has adopted the amendments to IAS 12 for the first time in the current year. The amendments clarify how an entity should evaluate whether there will be sufficient future taxable profits against which it can utilise a deductible temporary difference. The application of these amendments has had no impact on the Group’s consolidated financial statements as the Group already assesses the sufficiency of future taxable profits in a way that is consistent with these amendments.

New IFRS in issue not yet mandatorily effective

IFRS 15 Revenue from Contracts with Customers has been adopted by the Group and applied retrospectively. See note 2.3 e) for the Group’s revenue accounting policy and note 4 for further information.

New and revised IFRSs in issue but not yet effective

At the date of authorisation of these financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments (effective January 1, 2018)
IFRS 16	Leases (effective January 1, 2019)
IFRS 2 (amendments)	Classification and Measurement of Share-based Payment Transactions (effective January 1, 2018)

The adoption of IFRS 9 and IFRS 2 (amendments) will not have a material impact on the reported assets and liabilities and profit or loss of the Group.

IFRS 16 will require lease liabilities and the right of use assets for leases to be recognized on the Statement of Financial Position. The Group has completed an impact assessment. This assessment indicates that there will be a significant impact on the value of non-current assets and lease liabilities as the leases for office, production and retail space are currently accounted for as operating leases. For the current level of operating lease commitments, see note 26. There will be an immaterial impact on the reported result for the year.

Notes to the consolidated financial statements

3.	Critical accounting judgments and key sources of estimation uncertainty

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Below is a summary of the critical measurement processes and the key assumptions used by management in applying accounting policies with regard to the future, and which could have significant effects on carrying amounts stated in the consolidated financial statements, or for which there is a risk that significant adjustments may be made to the carrying amount of assets and liabilities in subsequent years.

Critical judgements in applying group accounting policies

Inventory provisions

Inventory is carried at the lower of cost and net realisable value which requires an estimation of the products future selling prices. Judgment is required in determining any write-down for slow-moving or obsolete inventory.

Intangible assets—development costs

a) Cost capitalization

Amounts capitalized include the total cost of any external products or services and internal labor costs directly attributable to development of the asset. Management judgment is involved in determining the appropriate internal costs to capitalize and the amounts involved.

b) Useful life

The useful life is determined by management at the time the asset is brought into its intended use and is regularly reviewed for appropriateness. The useful life represents management’s view of the expected period over which the Group will receive benefits.

Recognition of a deferred tax asset

The Group has accumulated significant unutilized trading tax losses (note 25). A deferred tax asset in respect of these losses can only be recognized when it is probable that future taxable profits will be available to utilize these against. No net deferred tax asset has been recognized because there is uncertainty on the timing of future profitability in the near future. The Group reviews this assessment on an annual basis.

Key sources of estimation uncertainty

Impairment of non-financial assets

Impairment exists when the carrying value of an asset CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are

Notes to the consolidated financial statements

derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash inflows and outflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill recognized by the Group.

Share based payments

Estimating the fair value of share options requires the determination of the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Group uses the Black Scholes Valuation Model to estimate the fair value of each grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. These inputs, and the volatility assumption in particular, are considered to be highly complex and subjective. Because the Group’s shares have not been historically publicly traded, it lacks sufficient company-specific historical and implied volatility information for its shares. Therefore, it estimates expected share price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded share price. Because there is no public market for the Group’s shares, the Group uses the price per share from the most recent funding round when estimating the market price at the grant date of the share options. The complexity and subjectivity of the inputs will decrease in relation to future awards if the underlying shares begin trading.

Fair value measurement of financial instruments

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination.

As part of the accounting for the acquisitions of Browns in 2015, contingent consideration with an estimated fair value of $10,601,000 was recognized at the acquisition date as a financial liability. As required when contingent consideration is considered a liability, the Group has remeasured the fair value of the liability at the end of the period to $19,146,000 (2016: $14,335,000) with the revaluation expense being recognized in selling, general and administrative expenses.

As part of the accounting for the acquisitions of iMall in 2015, contingent consideration with an estimated fair value of $853,000 was recognized at the acquisition date as a financial liability. As required when contingent consideration is considered a liability, the Group has remeasured the fair value of the liability at the end of the period to nil (2016: $2,364,000).

4.	Revenue

On January 1, 2017, the Group adopted IFRS 15 using the full retrospective transition method. The standard establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue arising from an entity’s contracts with customers. The main change in accounting policies as a result of the application of IFRS 15 is detailed in note 2.3 e).

Revenue by type of good or service

	2015	2016	2017
Browns in-store revenue	6,894	12,668	15,434
Platform services revenue	106,794	180,937	296,350
Platform fulfilment revenue	28,617	48,511	74,182

	142,305	242,116	385,966

Notes to the consolidated financial statements

Browns in-store

The Group has a single performance obligation in respect of Browns in-store revenue, which is the sale of finished goods.

Platform services

Within platform services, the Group primarily acts as a commercial intermediary between sellers and end consumers and earns a commission for this service. Commission revenue is recognized on a net basis in the statement of operations because the Group acts as an agent in these arrangements. Revenue in relation to these obligations within Platform Services Revenue which have not been satisfied at the end of the reporting period is $1,067,000 (2016: $330,000, 2015: $165,000) and is expected to be recognized in under 90 days from the end of the reporting period. In 2017, $330,000 (2016: $165,000, 2015: $58,000) of revenue deferred in 2016 (2015, 2014) was recognized as revenue.

In other arrangements, the Group sells its own goods on the platform where the Group is the principal, and therefore related revenues are recognized on a gross basis. Revenue on the sale of these goods is recognized when the goods are received by the end consumer. For finished goods that have been ordered on the platform but not yet delivered to the end consumer at the end of the reporting period, revenue is deferred until delivery. At December 31, 2017, these deferred amounts were $1,135,000 (2016: $741,000, 2015: $nil), which the Group expects to recognize within 30 days of period end. In 2017, $741,000 (2016: $nil, 2016: $nil) of revenue deferred in 2016 (2015, 2014) was recognized as revenue.

Platform service revenue also includes fees charged to sellers for other activities, such as packaging, credit card processing, and other transaction processing activities.

At checkout, end consumers are charged for delivery, if applicable, in addition to the price of goods in their basket (refer to Platform fulfilment below for a discussion of delivery services). The Group is responsible for the collection of cash from end consumers with payment typically taken in advance of completing its performance obligations. In arrangements where the Group acts as an agent, cash collections are remitted net to the sellers generally within two months of collection.

Platform fulfilment

The Group also provides delivery services for products sold on the platform, for which revenues are recognized when the products are delivered to the end consumers. Revenues for delivery services are stated net of promotional incentives and discounts. Platform fulfilment revenue also includes fees charged to sellers for the settlement of duties which are recognized concurrently with commissions.

As discussed above, the promise with respect to delivery services is satisfied only when the goods are delivered. Within Platform Fulfilment Revenue, where the delivery performance obligation has not been satisfied at the end of the reporting period, revenue of $436,000 (2016: $407,000, 2015: $153,000) has been deferred and is expected to be recognized in under 90 days from the end of the reporting period. The transaction price for this performance obligation is the delivery costs charged to the consumer as described above. In 2017 $407,000 (2016: $153,000, 2015: $308,000) of revenue deferred in 2016 (2015, 2014) was recognized as revenue.

There were no receivables from contracts with customers (2015 and 2016: none).

Further detail can be found in note 2.3. e) to the financial statements.

Notes to the consolidated financial statements

5.	Business combinations

Acquisitions in 2015

Browns (South Molton Street) Limited

On May 1, 2015, Farfetch UK Limited, a wholly owned subsidiary of the Parent, acquired 100% of the issued share capital of Browns (South Molton Street) Limited, a retail store. Details of the purchase consideration, the net assets acquired and goodwill are as follows:

2015
Purchase consideration
Cash paid	9,064
Ordinary shares issued	12,116
Contingent consideration—classified as a financial liability	10,601

Total purchase consideration	31,781

The fair value of the 487,805 shares issued as part of the consideration paid for Browns (South Molton Street) Limited ($12,116,000) was estimated based upon the Company’s most recent funding round as of the date of the acquisition.

The fair value of the contingent consideration at the time of the acquisition was determined to be $10,601,000. The fair value was determined by taking the best estimate of number of shares to be paid out and the share price from the most recent round of funding prior to the date of the acquisition. The contingent consideration is held as a financial liability and remeasured to its fair value at each reporting date.

The Group recognized the following assets and liabilities upon the Browns acquisition:

2015
Inventories	3,712
Other current assets	1,448
Fixed assets	1,507
Current liabilities	(2,750)

Total net identified assets acquired	3,917

Goodwill	23,482
Browns brand	4,089
Browns customer list	757
Deferred tax asset	101
Deferred tax liability	(565)

Total goodwill and identifiable intangible assets acquired	27,864

Net assets acquired	31,781

The brand is amortized over ten years and the customer list is amortized over five years.

The goodwill is attributable to the synergies the Group can leverage from the acquisition which are expected to significantly enhance the Group’s marketplace and wider platform offering. It will not be deductible for tax purposes.

Notes to the consolidated financial statements

Acquired receivables

The fair value of acquired trade receivables is $244,000. The gross contractual amount for trade receivables due is $244,000, of which nil is expected to be uncollectible.

Revenues and profit contribution

The acquired business contributed revenues of $11,199,000 and a net loss of $3,489,000 to the Group for the period from May 1 to December 31, 2015.

Purchase consideration cash outflow

2015
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration	9,064
Less: balances acquired
Cash and cash equivalents	(183)

Net outflow of cash investing activities	8,881

The ordinary shares issued of $12,116,000 and contingent consideration of $10,601,000 are non-cash investing activities.

Acquisition-related costs

Acquisition-related costs of $423,000 are included in selling, general and administrative expenses.

iMall Holdings Limited

On February 3, 2015 Farfetch UK Limited, a wholly owned subsidiary of the Parent, acquired 100% of the issued share capital of iMall Holdings Limited, an online fashion retailer in Russia that was immediately liquidated upon acquisition. Farfetch UK retained the employee workforce of iMall. Details of the purchase consideration, the net assets acquired and goodwill are as follows:

2015
Purchase consideration
Cash paid	114
Ordinary shares issued	3,642
Contingent consideration—classified as a financial liability	853

Total purchase consideration	4,609

The fair value of the 146,588 shares issued as part of the consideration paid for iMall ($3,642,000) was estimated based upon the Company’s most recent funding round as of the date of the acquisition.

The fair value of the contingent consideration at the time of the acquisition was determined to be $853,000. The fair value was determined by taking the best estimate of number of shares to be paid out and the share price from the most recent round of funding prior to the date of the acquisition. The contingent consideration, is held as a financial liability and remeasured to its fair value at each reporting date.

Notes to the consolidated financial statements

The ordinary shares issued and contingent consideration are non-cash investing activities.

As no identifiable net assets were acquired as part of the transaction the full amount of consideration paid was recognized as goodwill.

The goodwill is attributable to the acquired workforce’s ability to generate future Russian sales.

Acquisition-related costs

There were no material acquisition related costs associated to this acquisition.

The results of operations for each of the acquisitions have been included in the Group’s consolidated statements of operations since the respective dates of acquisitions. Actual and pro forma revenue and results of operations for the acquisitions have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate.

LASO Co Limited

On December 17, 2015, Farfetch Japan Co., Ltd, a 50.01% owned subsidiary of the Parent, acquired 100% of the issued share capital of LASO, an online fashion retailer in Japan. Farfetch Japan Co. Ltd is a subsidiary entity for the Group with non-controlling interest due to the Group having control over the entity. Details of the purchase consideration, the net assets acquired and goodwill of LASO Co Limited are as follows:

2015
Purchase consideration
Cash paid	3,191
Accounts payable	353

Total purchase consideration	3,544

The Group recognized the following assets and liabilities upon the LASO acquisition:

2015
Cash	195
Other current assets	152
Fixed assets	31
Intangible fixed assets	16
Current liabilities	(292)
Non-current liabilities	(52)

Total net identified assets acquired	50

Goodwill	2,988
LASO brand	268
LASO customer list	497
Deferred tax liability	(259)

Total goodwill and identifiable intangible assets acquired	3,494

Net assets acquired	3,544

Notes to the consolidated financial statements

The brand is amortized over five years and the customer list is amortized over three years.

The goodwill is attributable to the reputation and access to the Japanese market. It will not be deductible for tax purposes.

Purchase consideration cash outflow

2015
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration	3,191
Less: balances acquired
Cash and cash equivalents	(195)
Bank overdraft	52

Net outflow of cash investing activities	3,048

Acquisition-related costs

Acquisition-related costs of $63,000 are included in selling, general and administrative expenses.

The results of operations for each of the acquisitions have been included in the Group’s consolidated statements of operations since the respective dates of acquisitions. Actual and pro forma revenue and results of operations for the acquisitions have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate.

Acquisitions in 2016

There were no business combinations in 2016.

Acquisitions in 2017

Fashion Concierge UK Limited

On October 31, 2017, Farfetch UK Limited, a wholly owned subsidiary of the Parent, acquired 100% of the issued share capital of Fashion Concierge UK Limited and its subsidiary F&C Fashion Concierge, LDA (“Fashion Concierge UK Limited”). The primary reason for the acquisition is for the Group to enhance its private client offering. Details of the purchase consideration, the net assets acquired and goodwill are as follows:

2017
Purchase consideration
Ordinary shares issued	2,183

Total purchase consideration	2,183

The fair value of the 45,000 shares issued as 100% of the consideration paid for Fashion Concierge UK Limited ($2,183,000) was estimated based upon the Company’s most recent funding round as of the date of the acquisition.

Notes to the consolidated financial statements

Net cash inflow arising on acquisition

2017
Cash and cash equivalent balances acquired	195
Cash consideration	-

Net cash inflow	195

The ordinary shares issued are non-cash investing activities

The Group recognized the following assets and liabilities upon the Fashion Concierge UK Limited acquisition:

2017
Intangible assets	1
Tangible assets	4
Trade receivables	301
Cash and cash equivalents	195
Trade payables	(1,341)

Total net identified liabilities acquired	(840)

Goodwill	3,023

Total goodwill acquired	3,023

Net assets acquired	2,183

The goodwill represents the synergies that Farfetch is expected to generate.

Revenues and profit contribution

The results of operations for each of the acquisitions have been included in the Group’s consolidated statements of operations since the respective dates of acquisitions. Actual and pro forma revenue and results of operations for the acquisitions have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate.

Acquisition related costs

Acquisition-related costs of $123,000 are included in selling, general and administrative expenses.

Style.com

On June 12, 2017, Farfetch UK Limited, a wholly owned subsidiary of the Parent, acquired 100% of the business of Style.com, a luxury e-commerce retailer, from Conde Nast. The primary reason for the acquisition was for the Group to leverage customer relationships, the Style.com domain name authority and content to enhance the Group’s marketplace business. Details of the purchase consideration, the assets acquired and goodwill are as follows:

2017
Purchase consideration
Ordinary shares issued	12,411

Total purchase consideration	12,411

Notes to the consolidated financial statements

The fair value of the 258,265 shares issued as 100% of the consideration paid for Style.com Limited ($12,411,000) was estimated based upon the Company’s most recent funding round as of the date of the acquisition. The ordinary shares issued are non-cash investing activities.

The Group recognized the following assets and liabilities upon acquisition:

2017
Inventories	1,856

Total net identified assets acquired	1,856

Goodwill	7,050
Customer relationships	1,178
Trademarks and domain name	3,046
Deferred tax liability	(719)

Total goodwill and identifiable intangible assets acquired	10,555

Net assets acquired	12,411

The trademarks and domain name are amortized over ten years and the customer relationships are amortized over three years.

The goodwill is attributable to the Style.com reputation and the expected synergies and efficiencies generated by the business combination. It will not be deductible for tax purposes.

There was no cashflow impact with purchase consideration being the issue of shares and there being no cash acquired.

Acquisition related costs

Acquisition-related costs of $557,000 are included in selling, general and administrative expenses.

The results of operations for each of the acquisitions have been included in the Group’s consolidated statements of operations since the respective dates of acquisitions. Actual and pro forma revenue and results of operations for the acquisitions have not been presented because they do not have a material impact to the consolidated revenue and results of operations, either individually or in aggregate.

6.	Segmental and geographical information

The Group has identified four operating segments. This assessment is based on information reported to the Group’s Chief Executive for the purpose of assessing segmental performance and resource allocation.

These are the Marketplace (which operates the Farfetch.com marketplace website and app), Farfetch Black & White (a white label website solution for luxury brands), Stores (operation of the Browns luxury boutiques) and Store of the Future (provision of technology solutions to retail outlets). The Marketplace represents over 90% of the Group’s revenue, results and assets. As such the Group has presented only one reportable segment.

Geographical information

The Group operates a platform that connects retailers and brands, which provide supply, with consumers, who provide demand. Therefore, the Group believes it is relevant to disclose geographical

Notes to the consolidated financial statements

revenue information on both a supply basis, determined by location of the Farfetch contracting entity, and on a demand basis, determined by location of consumer.

The Group’s U.K. revenue, based on location of the Farfetch contracting entity, was $335,345,000 (2016: $208,857,000, 2015: $135,911,000).

The Group’s revenue from external customers, based on consumer ship-to location, and information about its segment assets by geographical location are detailed below:

	2015	2016	2017
Revenue from external customers
Americas	46,318	70,371	97,528
Europe, Middle East and Africa	50,503	92,420	155,676
Asia Pacific	45,484	79,325	132,762

	142,305	242,116	385,966

	2016	2017
Non-current assets
Americas	2,011	4,046
United Kingdom	18,408	53,594
Europe, Middle East and Africa	38,240	45,596
Asia Pacific	5,469	7,030

	64,128	110,266

No single customer amounted for more than 10% of Group revenues (2016: none, 2015: none).

7.	Employees and directors

	2015	2016	2017
Wages and salaries	39,711	60,455	88,164
Social security costs	4,688	9,626	12,783
Other pension costs	-	360	898
Share based payments (equity settled)	5,742	17,256	16,667
Share based payments (cash settled)	-	1,178	3,807
Share based payments (employment related taxes)	763	1,414	1,012

	50,904	90,289	123,331

8.	Selling, general and administrative expenses

Included within selling, general and administrative expenses are:

	2015	2016	2017
Demand generation expenses	34,158	48,381	69,202
Technology	6,741	12,269	31,611
Depreciation and amortization	3,104	6,897	10,980
Share based payments	6,505	19,848	21,486

Notes to the consolidated financial statements

9.	Finance income and costs

	2015	2016	2017
Unrealised exchange gains	-	7,643	-
Deposit account interest	435	1,359	2,510
Other interest income	90	278	323

Finance income	525	9,280	2,833

Unrealised exchange losses	(4,778)	-	(18,902)
Interest on borrowings	(8)	(1,473)	(1,572)
Other interest expense	(4)	(29)	(1)
Warrants issued	-	(376)	-

Finance costs	(4,790)	(1,878)	(20,475)

Net finance (costs)/income	(4,265)	7,402	(17,642)

10.	Loss before tax

Loss before tax items include:

	Note	2015	2016	2017
Employee benefits	7	50,904	90,289	123,331
Operating leases		7,602	12,322	18,162
Research and development costs expensed		773	4,972	5,102
(Loss)/profit on disposal of non-current assets		(5)	261	42
Depreciation—Property, plant & equipment		2,427	2,451	3,648
Amortization—Intangible assets		677	4,446	7,332
Auditors’ remuneration		539	411	1,095

11.	Taxation

a) Income tax (credit)/expense

	2015	2016	2017
Current tax:
Corporate tax	95	182	805
Prior year adjustments	-	17	132

Total current tax	95	199	937
Total deferred tax	(723)	-	(767)

Income tax (credit)/expense	(628)	199	170

Notes to the consolidated financial statements

b) Reconciliation of income tax (credit)/expense to tax payable

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profit of the consolidated entities as follows:

	2015	2016	2017
Loss before tax	(61,735)	(81,260)	(112,105)

Tax at the UK tax rate of 19.25% (2016: 20%, 2015: 20.25%)	(12,501)	(16,252)	(21,580)
Tax effects of:
Impairment of intangible assets	-	46	-
Sundry temporary differences	(569)	268	(599)
Sundry permanent differences	243	1,945	1,965
Entertaining	137	272	27
Loss utilisation	-	-	(85)
Taxes paid overseas and rate difference	12	42	(144)
Foreign exchange rate differences	177	306	192
Unrecognized deferred tax asset arising from timing differences relating to:
Share based payment	759	2,913	3,722
Non-current assets	171	208	463
Prior year adjustments	-	17	132
Losses carried forward	10,943	10,434	16,077

Income tax (credit)/expense	(628)	199	170

The Finance Act 2015 reduced the main rate of UK Corporation Tax from 20% to 19% for the 2017 tax year, with the rate set at 19% for the 2018 and 2019 tax years. The Finance Act 2016 has set the CT rate for the 2020 tax year as 17%. Consequently the Group has used a blended tax rate of 19.25% for the 2017 financial year.

12.	Loss per share

Basic loss per share is computed using the weighted-average number of outstanding shares during the period. Diluted loss per share is computed using the weighted-average number of outstanding shares and excludes all potential shares outstanding during the period, as their inclusion would be anti-dilutive. The Group’s potential shares consist of incremental shares issuable upon the assumed exercise of share options and warrants, and the incremental shares issuable upon the assumed vesting of unvested share awards. The calculation of loss per share is as follows:

	2015	2016	2017
In $ thousands, except share and per share data
Basic and diluted
Loss attributable to owners of the parent	(60,353)	(81,414)	(112,275)
Shares used in calculation
Weighted-average shares outstanding	33,610,279	36,864,992	42,867,409

Basic and diluted loss per share attributable to owners of the parent	(1.80)	(2.21)	(2.62)

Notes to the consolidated financial statements

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	2015	2016	2017
Employee options	1,545,663	1,963,272	3,160,759
Warrants	597,309	628,459	660,542
Contingently issuable shares	-	-	198,828

13.	Inventories

	2016	2017
Finished goods	13,591	50,610

	13,591	50,610

The total cost of inventory recognized as an expense in the consolidated profit or loss was $55,192,000 (2016: $32,606,000). The total provision against inventory in order to write down the balance to the net recoverable value was $1,162,000 (2016: $1,344,000).

14.	Trade and other receivables

	2016	2017
Current
Other receivables	10,094	5,294
Sales taxes	1,715	5,307
Prepayments and accrued income	5,277	7,394
Derivative financial assets (note 28)	195	185

	17,281	18,180

Non-current
Other receivables	5,367	9,193

	5,367	9,193

The carrying amount of trade and other receivables approximates their fair value. The maximum credit risk at the balance sheet date to be equivalent to the carrying value of trade and other receivables.

Notes to the consolidated financial statements

15.	Intangible assets

	Goodwill	Brand, trademarks & domain names	Customer relationships	Development costs	Total
Cost
At December 31, 2015	30,300	4,243	1,229	6,820	42,592
Additions	-	-	-	12,586	12,586
Disposal	-	-	-	(212)	(212)
Foreign exchange movements	(4,797)	(688)	(199)	(1,409)	(7,093)

At December 31, 2016	25,503	3,555	1,030	17,785	47,873

Additions	10,073	3,046	1,178	18,997	33,294
Transfers	-	139	-	(139)	-
Foreign exchange movements	2,873	549	176	2,294	5,892

At December 31, 2017	38,449	7,289	2,384	38,937	87,059

Accumulated amortization
At December 31, 2015	-	(267)	(99)	(545)	(911)
Amortization for year	-	(497)	(184)	(3,765)	(4,446)
Foreign exchange movements	-	75	27	325	427

At December 31, 2016	-	(689)	(256)	(3,985)	(4,930)

Amortization for year	-	(745)	(272)	(6,315)	(7,332)
Transfers	-	(67)	-	67	-
Foreign exchange movements	-	(103)	(37)	(616)	(756)

At December 31, 2017	-	(1,604)	(565)	(10,849)	(13,018)

Net book value

At December 31, 2016	25,503	2,866	774	13,800	42,943

At December 31, 2017	38,449	5,685	1,819	28,088	74,041

Included within Development costs is $666,000 (2016: $148,000) of assets that are under the course of construction. Amortization of this will commence once they have been brought into use.

Development costs relate to capitalized development expenses relating to development of internal software and developments of the Farfetch websites.

Additions to goodwill, brands, trademarks & domain names and customer relationships have arisen due to business combinations. See note 5.

Amortization for all intangible assets is all recorded in selling, general and administrative expenses.

Goodwill reflects the amount of consideration in excess of the fair value of net assets of business combinations. The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. Goodwill has been allocated to the following CGUs. For details regarding additions to goodwill refer to note 5.

	2016	2017
CGU*
Marketplace	6,741	17,916
Browns – Platform	18,762	20,533

	25,503	38,449

*	Only two of the Group’s CGUs have goodwill allocated.

Notes to the consolidated financial statements

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs and the group of units. The growth rates are based on industry growth forecasts.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years. The key assumptions for the value-in-use calculations are the long term growth rate applied to year five onwards and the discount rates. The Group extrapolates the cash flows in the fifth year based on an estimated growth rate of 2% (2016: 2%). This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax rate used to discount the forecast cash flows ranges from 10.9% to 12.3% (2016: 10%). The pre-tax discount rate applied is derived from a market participant’s weighted average cost of capital. The assumptions used in the calculation of the Group’s weighted average cost of capital are benchmarked to externally available data.

No reasonably possible change in assumptions would create an impairment.

16.	Property, plant and equipment

	Leasehold improvements	Fixtures and fittings	Motor vehicles	Computer equipment	Totals
Cost
At December 31, 2015	11,745	1,882	178	3,893	17,698
Additions	4,600	694	-	803	6,097
Disposals	(65)	(91)	-	(26)	(182)
Foreign exchange movements	(1,668)	(274)	(16)	(351)	(2,309)

At December 31, 2016	14,612	2,211	162	4,319	21,304

Additions	7,717	3,230	-	2,000	12,947
Disposals	(249)	(175)	(39)	(364)	(827)
Transfers	-	(177)	-	177	-
Foreign exchange movements	1,373	427	19	431	2,250

At December 31, 2017	23,453	5,516	142	6,563	35,674

Accumulated depreciation
At December 31, 2015	(1,132)	(804)	(108)	(1,672)	(3,716)
Depreciation for year	(1,379)	(360)	(17)	(695)	(2,451)
Disposals	24	86	-	23	133
Foreign exchange movements	227	107	10	181	525

At December 31, 2016	(2,260)	(971)	(115)	(2,163)	(5,509)

Depreciation for year	(1,674)	(972)	(14)	(988)	(3,648)
Disposals	249	171	28	337	785
Transfers	(98)	61	-	37	-
Foreign exchange movements	(225)	(151)	(11)	(219)	(606)

At December 31, 2017	(4,008)	(1,862)	(112)	(2,996)	(8,978)

Net book value

At December 31, 2016	12,352	1,240	47	2,156	15,795

At December 31, 2017	19,445	3,654	30	3,567	26,696

Notes to the consolidated financial statements

Included within Leasehold improvements and Computer equipment is respectively $6,312,000 and $nil (2016: $2,473,000 and $368,000) of assets that are under the course of construction. Depreciation will commence once they have been brought into use.

Depreciation for all Property, plant and equipment is all recorded in selling, general and administrative expenses.

17.	Investments

Equity investments

In 2017 the Group acquired minor equity interests worth $278,000 (2016: $nil). Equity investments are carried at cost less impairment.

Investments in associates

The table below illustrates the summarized financial information of the Group’s investment in Farfetch Finance Limited (“the associate”). The Group holds 25% of issued capital of the associate. The principal activity of the associate is the provision of trade finance and it is incorporated in England & Wales. The associate is accounted for using the equity method.

Share of associates net assets
At December 31, 2016	8
Share of profit after tax	15

At December 31, 2016	23

Share of profit after tax	35

At December 31, 2017	58

18.	Share capital and share premium

Ordinary shares issued and fully paid as at December 31, 2017

Number of shares	Class	Par value £	Share capital	Share premium	Total
11,868,250	Ordinary shares	0.10	1,916	45,657	47,573
4,318,811	Preferred “A” shares	0.10	668	5,240	5,908
6,930,670	Preferred “B” shares	0.10	1,130	17,117	18,247
3,880,694	Preferred “C” shares	0.10	606	19,112	19,718
3,753,049	Preferred “D” shares	0.10	630	45,829	46,459
3,016,926	Preferred “E” shares	0.10	468	77,212	77,680
4,509,583	Preferred “F” shares	0.10	625	144,731	145,356
8,211,336	Preferred “G” shares	0.10	1,043	324,988	326,031

46,489,319			7,086	679,886	686,972

During 2017, 7,269,329 shares were issued. All were fully paid. Of these shares, 6,844,502 were newly issued Preferred shares from the series G funding round and the remainder 424,827 were ordinary shares. The nominal value of all shares issued is £0.10 each. Transaction costs recognized directly in equity amounted to $414,000. The Group has an unlimited amount of authorized ordinary shares.

Notes to the consolidated financial statements

During 2017, 1,366,834 existing shares issued in previous periods were redesignated as Preferred “G” shares.

Ordinary shares issued and fully paid as at December 31, 2016

Number of shares	Class	Par value £	Share capital	Share premium	Total
12,483,138	Ordinary shares	0.10	2,014	32,842	34,856
4,517,780	Preferred “A” shares	0.10	698	5,481	6,179
7,058,820	Preferred “B” shares	0.10	1,151	17,433	18,584
3,880,694	Preferred “C” shares	0.10	606	19,112	19,718
3,753,049	Preferred “D” shares	0.10	630	45,829	46,459
3,016,926	Preferred “E” shares	0.10	468	77,212	77,680
4,509,583	Preferred “F” shares	0.10	625	144,731	145,356

39,219,990			6,192	342,640	348,832

During 2016, 5,062,339 shares were issued. All were fully paid. Of these shares, 4,509,583 were Preferred Shares from the series F funding round. The remainder were ordinary shares. The nominal value of all shares issued is £0.10 each. Transaction costs recognized directly in equity amounted to $5,421,000.

Each ordinary share and preferred share shall rank equally for any dividends paid. On a liquidation event the holder of preferred shares will have the priority on the available assets. Each ordinary and class of preferred shares shall rank equally in relation to voting rights.

Notes to the consolidated financial statements

19.	Reserves

	Foreign exchange reserve	Other reserves				Accumulated losses
		Warrant reserve	Changes in ownership	Share based payments	Merger relief reserve
At December 31, 2014	791	338	(8,666)	6,695	-	(68,122)
Loss for the year	-	-	-	-	-	(60,353)
Movement in foreign exchange reserve	(7,562)	-	-	-	-	-
Share based payments- equity settled	-	-	-	5,742	-	-

At December 31, 2015	(6,771)	338	(8,666)	12,437	-	(128,475)

Loss for the year	-	-	-	-	-	(81,414)
Movement in foreign exchange reserve	(27,322)	-	-	-	-	-
Warrants issued	-	409	-	-	-	-
Transactions with non-controlling interests	1,222	-	-	-	-	-
Share based payments- equity settled	-	-	-	15,339	-	(7,012)

At December 31, 2016	(32,871)	747	(8,666)	27,776	-	(216,901)

Loss for the year	-	-	-	-	-	(112,275)
Movement in foreign exchange reserve	33,504	-	-	-	-	-
Shares issued- acquisition of a subsidiary	-	-	-	-	2,161	-
Share based payments- equity settled	-	-	-	16,457	-	(1)

At December 31, 2017	633	747	(8,666)	44,233	2,161	(329,177)

The foreign exchange reserve represents the cumulative exchange differences on the translation of the Group’s overseas subsidiaries into the Group’s presentational currency.

The warrant reserve represents the cumulative expense of the shares to be issued where the group has issued warrants.

The changes in ownership reserve represents transactions with former non-controlling interests of the Group.

The share based payment reserve represents the Group’s cumulative equity settled share option expense.

The merger relief reserve represents the excess over nominal share capital where there has been share consideration as part of a business combination.

Accumulated losses represent the cumulative gains and losses recorded in the statement of operations.

Notes to the consolidated financial statements

20.	Group information

At December 31, 2017, the Company’s subsidiaries were as follows:

Direct Holdings

Name	Country of incorporation	% equity interest		Principal activities
		2016	2017
Farfetch UK Limited	England & Wales	100	100	Marketing, providing editorial and merchant services
FFBR importacao e exportacao LTDA*	Brazil	99.9	100	Import & Export Agent for Farfetch
Farfetch.com Brasil Servicos LTDA**	Brazil	100	100	E-commerce, marketing and editorial services
Farfetch.com US LLC	USA	100	100	E-commerce and marketing

Indirect Holdings
	Country of incorporation	% equity interest		Principal activities
		2016	2017
Farfetch-Portugal Unipessoal LDA	Portugal	100	100	Back office support
Farfetch HK Holdings Limited	Hong Kong	100	100	Holding Company
Browns (South Molton Street) Limited	England & Wales	100	100	Retail
Farfetch Japan Co Ltd	Japan	100	100	E-commerce and marketing
LASO.CO.LTD	Japan	100	100	E-commerce and marketing
Farfetch China (HK Holdings) Limited	Hong Kong	100	100	Holding company
Farfetch (Shanghai) E-Commerce Co. Ltd	China	100	100	E-commerce services
Farfetch HK Production Limited	Hong Kong	100	100	E-commerce and marketing
Farfetch Store of the Future Limited	England & Wales	100	100	Dormant
Fashion Concierge UK Limited	England & Wales	-	100	E-commerce services
F&C Fashion Concierge, LDA	Portugal	-	100	E-commerce services
Farfetch Black & White Limited	England & Wales	-	100	E-commerce services
Farfetch International Limited	Isle of Man	-	100	Holding company
Farfetch México, S.A de C.V***	Mexico	-	100	Back office support
Farfetch Finance Limited	England & Wales	25	25	Finance

*	Owned by Farfetch.com Limited (99.9%) and Farfetch UK Limited (0.1%)
**	Owned by Farfetch.com Limited (99.9995%) and Farfetch UK Limited (0.0005%)
***	Owned by Farfetch.com Limited (1%) and Farfetch UK Limited (99%)

21.	Non-controlling interests

On January 11, 2017, the Group acquired the remaining 0.1% of FFBR importação e exportação Ltda that it did not already own.

On August 15, 2016, Farfetch UK Limited acquired the remaining 49.99% of Farfetch Japan Co. Ltd.

On November 19, 2016, the Group acquired the remaining 0.1% of Farfetch.com Brasil Servicos LTDA.

Notes to the consolidated financial statements

On December 17, 2015, Farfetch Japan Co Ltd acquired LASO Co Ltd. See note 5 for details on the LASO acquisition.

The effect of changes in the ownership interest of the Group on the equity attributable to owners of the company during the year and prior year is summarized as follows:

	2016	2017
Balance brought forward	7,234	(1)
Transactions with non-controlling interests	(7,190)	1
Loss attributable to non-controlling interests	(45)	-

	(1)	-

22.	Trade and other payables

	2016	2017
Trade payables	56,320	73,992
Other payables	969	713
Social security and other taxes	2,031	6,646
Income tax payable	102	666
Accruals and deferred revenue	24,966	54,727

	84,388	136,744

23.	Interest bearing loans and borrowings

	Interest rate	Maturity	2016	2017
Secured borrowings at amortized cost
Promissory notes	10.8%	2020	20,013	-

			20,013	-
Presented as:
Amounts due for settlement within 12 months			2,673	-
Amounts due for settlement after 12 months			17,340	-

			20,013	-

Promissory notes of $20 million carrying interest at 10.8% were issued in 2016 at principal value. Issue costs of $621,000 were incurred. The promissory notes are secured by fixed and floating charges over certain Group assets. On June 30, 2017 the promissory notes were repaid in full.

Warrants

The Group has issued warrants to Silicon Valley Bank as follows:

Date of issue	Number of shares	Warrant price	Expiration date
April 13, 2011	107,530	£1.02	10 years from issue date
August 22, 2012	74,300	£1.62	10 years from issue date

Notes to the consolidated financial statements

During 2016, the Group issued warrants, which are linked to the $20m of Promissory notes issued in 2016, to Triple Point Capital as follows:

Date of issue	Number of shares	Warrant price	Expiration date
October 3, 2016	24,587	£23.39	12 years from issue date
August 1, 2016	6,706	£23.39	12 years from issue date
December 23, 2016	6,706	£23.39	12 years from issue date

24.	Provisions

	Dilapidations provision		Share based payments employment taxes provision		Total
	2016	2017	2016	2017	2016	2017
At January 1	1,749	1,834	763	2,101	2,512	3,935
Additional provision in year	95	406	1,414	1,012	1,509	1,418
Foreign exchange	(10)	(75)	(76)	(136)	(86)	(211)

At December 31	1,834	2,165	2,101	2,977	3,935	5,142

The dilapidations provision reflects the best estimate of the cost to restore leasehold property in line with the Group’s contractual obligations. Based on a detailed analysis the Group has estimated a liability of $2,165,000 (2016: $1,834,000). In estimating the liability the Group has made assumptions which are based on past experience. Assuming the leases are not extended, the Group expects the economic outflows to match the contractual end date of Group leases. The Group leases have an average length of six years with an average of three years remaining.

The share based payments employment taxes provision reflects the best estimate of the cost to settle employment related taxes on the Group share based payments based on the most recent share price and the number of share options expected to vest where the Group has an obligation to settle employment related taxes. The Group has estimated a liability of $2,977,000 (2016: $2,101,000).

Notes to the consolidated financial statements

25. Deferred tax

As a result of the purchase price allocation exercise arising from the acquisition of Style.com a deferred tax liability of $719,000 has been recognised as a temporary difference. Refer to Note 5.

Deferred tax liabilities	Note	2016	2017
At January 1		761	493
Deferred tax recognized on acquisition	5	—	719
Foreign exchange		(107)	91
Released to profit or loss		(161)	(224)

At December 31		493	1,079

Deferred tax assets		2016	2017
At January 1		761	493
Deferred tax recognized		—	719
Foreign exchange		(107)	91
Released to profit or loss		(161)	(224)

At December 31		493	1,079

Deferred tax, net

At December 31		—	—

A deferred tax asset has been recognized following the acquisition of Style.com (note 5) equal to and to fully offset the deferred tax liability.

Deferred tax assets have been offset against deferred tax liabilities because they are in the same jurisdiction.

Unrecognized deferred tax assets

Unutilized trading tax losses

The Group has accumulated unutilized trading tax losses carried forward as at December 31, 2017 of $232m (2016: $137m). A net deferred tax asset is only recognized where it can be shown that it is probable that future taxable profits will be available against which the Group can utilize the asset. Subject to specific legislation regarding changes in ownership and the nature of trade, trading losses are available to be either carried forward indefinitely or for a significant time period.

	Local currency	2016	2016	2017	2017
		Local ‘m	$’m	Local ‘m	$’m
UK trading losses	GBP	74	92	136	184
US Net Operating Losses (“NOL”)	USD	29	29	29	29
Brazil trading losses	BRL	33	10	42	13
Japan trading losses	JPY	475	4	463	4
Hong Kong trading losses	HKD	17	2	16	2

		628	137	686	232

Notes to the consolidated financial statements

UK trading losses are available to be carried forward indefinitely. Legislation has been introduced with effect from April 6, 2017 whereby the utilization of UK trading losses carried forward will be restricted to 50% on UK Group profits exceeding £5.0m.

US Net Operating Losses as at December 31, 2017 are available to be carried forward for a period of 20 years. The carry forward NOLs start to expire in different years, the first of which is December 31, 2030.

Brazilian, Japanese and Hong Kong trading losses as at December 31, 2017 are available to be carried forward indefinitely but utilization of losses in respect of Brazil is restricted to 30% of taxable income in future taxable periods.

26.	Commitments and guarantees

Consolidated

Future minimum lease payments under non-cancellable operating leases as at the year end were:

	2016	2017
No later than one year	5,766	11,929
Later than one year not later than three years	9,171	20,297
Later than three year not later than five years	6,231	11,251
Later than five years	13,912	22,656

	35,080	66,133

The Group’s operating leases relate to property leases for the various office, production and retail stores that the Group has. There is no contingent rent (2016: none). Several leases have a right to renew at the end of the lease term.

There are no contingent liabilities (2016: none).

27.	Related party disclosures

The Group was advanced an initial balance of $72,000 from J M F Neves. This amount was advanced interest free and was fully repaid during 2015. Therefore, the balance at the end of 2015 was nil. J M F Neves serves as a director to the Group.

Until October 21, 2017, when Fashion Concierge UK Limited (formerly ASAP 54.com) was acquired, see note 5, the Group made sales totaling, $110,000 (2016: $11,000) to Fashion Concierge UK Limited. This was a related party of J M F Neves. The Group had $1,000 outstanding at the end of 2016.

The acquisition of the business of Style.com (note 5) was a related party transaction because the former owners of Style.com Conde Nast, are also a shareholder of the Group. Jonathan Newhouse, the current chairman and chief executive of Conde Nast International is also a director of Farfetch.com Limited.

Total compensation and benefits in kind (excluding share based payments) to key management personnel amounted to $1,200,000 (2016: $1,100,000). In addition to this, there was share based payment compensation of $1,900,000 (2016: $3,100,000).

Notes to the consolidated financial statements

Platforme International Limited is a related party of J M F Neves. The Group made sales of $248,000 (2016: $120,000) to Platforme International Limited. The Group had a $70,000 receivable in 2017 (2016: $20,000 payable).

All Group transactions have been eliminated on consolidation.

28.	Financial instruments and financial risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns whilst optimizing the debt and equity balance. Whilst all debt has been settled in 2017 the Group’s overall strategy remains unchanged from 2016. The capital structure of the Group throughout 2017 consisted of net cash (borrowings disclosed in note 23) and equity of the Group (comprising issued capital, reserves, accumulated losses and non-controlling interests as disclosed in notes 18, 19 and 21). At December 31, 2017, the capital structure consisted solely of equity. The Group is not subject to any externally imposed capital requirements.

The Group is exposed to risks which arise from the probability of changes in the fair value of the future cash flows deriving from a financial instrument due to fluctuations in market prices. The Group has identified two principal risks being market risk (foreign exchange and interest rates) and liquidity risk.

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the basis of measurement and the bases for recognition of income and expenses) for each class of financial asset, financial liability and equity instrument are disclosed in note 2.

Categories of financial instruments

Financial assets

	Loans and receivables 2016	Loans and receivables 2017
Other receivables	10,094	5,294
Cash and cash equivalents	150,032	384,002

Total	160,126	389,296

	Fair value through profit or loss 2016	Fair value through profit or loss 2017
Derivative financial assets	195	185

Financial liabilities

	Amortized cost 2016	Amortized cost 2017
Trade payables	56,320	73,992
Other payables	969	713
Borrowings- Current	2,673	-
Borrowings- Non-current	17,340	-

Total	77,302	74,705

Notes to the consolidated financial statements

	Fair value through profit or loss 2016	Fair value through profit or loss 2017
Contingent consideration	16,699	19,146

	16,699	19,146

Financial risk management objectives

The Group’s Corporate Treasury function provides services to the business, co-ordinates access to domestic and international financial markets and monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk.

The Group seeks to minimize the effects of these risks, where appropriate, by using derivative financial instruments to hedge these risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk and the use of derivatives. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates (see table below). The Group enters into derivative financial instruments to manage its exposure to foreign currency risk. Interest rate risk is not hedged.

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates.

The Group uses forward currency contracts to hedge its foreign currency risks. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value with movements recorded to the statement of operations. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

	Financial assets/(liabilities) at fair value through profit or loss
	2016	2017	2016	2017
Derivative financial asset/(liability)	264	226	(69)	(41)

Liquidity risk

The Group monitors its liquidity risk to maintain a balance between continuity of funding and flexibility. This helps the Group achieve timely fulfilment of its obligations while sustaining the growth of the business.

Notes to the consolidated financial statements

The table below analyses the Group’s financial liabilities into relevant groupings based on the remaining period from the reporting date to the contractual maturity date. Amounts due within 12 months equal their carrying balances, as the impact of discounting is not significant.

	Less than one year	Less than one year
	2016	2017
Trade and other payables	57,289	74,705
Contingent consideration	2,364	19,146
Borrowings	2,673	-

Total	62,326	93,851

	More than one year	More than one year
	2016	2017
Contingent consideration	14,335	-
Borrowings	17,340	-

	31,675	-

Credit risk

Credit risk is the risk that financial loss arises from the failure of a customer to meet its obligations under a contract. Due to the nature of operations the Group does not have significant exposure to credit risk. Refer to note 14.

Capital risk management

The Group’s objective when managing capital is to safeguard the Group’s ability to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Group is not subject to any externally imposed capital requirements. The capital structure is as follows:

	2016	2017
Total borrowings	20,013	-
Less: cash and cash equivalents	(150,032)	(384,002)

Net cash	(130,019)	(384,002)
Total equity	118,916	396,903

Total capital	(11,103)	12,901

Features of the Group’s borrowings are as follows:

The Group’s financial instruments comprise principally of promissory notes and various other items arising directly from its operations such as trade payables. The main purpose of these financial instruments is to finance the Group’s operations.

The main risks from the Group’s financial instruments are currency risk, interest rate risk and liquidity risk. The Board reviews and agrees policies, which have remained substantially unchanged for the year under review, for managing these risks.

Notes to the consolidated financial statements

Fair value hierarchy

Financial instruments carried at fair value are categorized into the below levels, reflecting the significance of the inputs used in estimating the fair values:

Level 1: Quoted prices (unadjusted) in active markets for identical instruments;

Level 2: Valuation techniques based on observable inputs, other than quoted prices included within level 1, that are observable either directly or indirectly from market data;

Level 3: Valuation techniques using significant unobservable inputs, this category includes all instruments where the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation.

The Group recognizes the following financial instruments at fair value:

•	derivative financial instruments, measured using a level 1 valuation method; and

•	contingent consideration, measured using a level 2 valuation method.

The valuation of contingent consideration is based upon the share price of the Group, which is deemed to be observable. As there is no quoted price the share price applied is from the most recent funding round, being Series G (2016: Series F). The Group recognized net losses of $3,313,000 (2016: $8,020,000) when remeasuring the above to their fair values.

Financial instruments sensitivity analysis

In managing currency risks the Group aims to reduce the impact of short term fluctuations on its earnings. At the end of each reporting year, the effects of hypothetical changes in currency and interest rates are as follows.

Foreign exchange rate sensitivity analysis

The table below shows the Group’s sensitivity to United States dollars strengthening/weakening by 10%:

	Increase/(decrease) in profit or loss	Increase/(decrease) in profit or loss
	2016	2017
10% appreciation of United States dollars	4,376	7,576
10% depreciation of United States dollars	(5,350)	9,260

This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular interest rates, remain constant.

Notes to the consolidated financial statements

Interest rate sensitivity analysis

During 2016, the Group issued promissory notes with a variable interest rate. The table below shows the Group’s sensitivity to changes in the US prime rate, which is the variable in the group interested rate, by 2%:

	Increase/(decrease) in loss	Increase/(decrease) in loss
	2016	2017
2% increase in US prime rate	460	-
2% decrease in US prime rate	(490)	-

This analysis is based on interest rate variances that the Group considered to be reasonably possible at the end of the reporting year. The analysis assumes that all other variables, in particular foreign exchange, remain constant. Promissory notes were repaid in full in 2017, see note 23.

29.	Share options- equity and cash settled

The Group continues to have three equity settled share option plans (section a) and a cash settled share option plan (section b).

a. Equity settled

During the year ended December 31, 2017, the Group had three equity settled share based payment plans which are described below. All grants in 2017 were from the LTIP approved share-option plan.

Type of arrangement	EMI approved share option plan	Unapproved share option plan	LTIP approved share option plan
Date of first grant	November 1, 2011	July 1, 2011	September 9, 2015
Number granted	1,101,120	2,266,567	5,165,982
Contractual life	10 years	10 years	10 years
Vesting conditions	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service	Varying tranches of options vesting upon defined years of service with certain awards having non-market conditions

Movements on the share options were as follows:

	2015	2016	2017
	Number of options	Number of options	Number of options
Options at beginning of year	2,227,789	3,322,262	3,504,473
Options granted	1,168,473	1,225,711	3,133,231
Options exercised	(74,000)	(502,114)	(39,705)
Options forfeited	-	(541,386)	(136,597)

	3,322,262	3,504,473	6,461,402

Options exercisable at end of year	1,836,141	2,042,980	2,510,285

Notes to the consolidated financial statements

Weighted average exercise prices were as follows:

	2015	2016	2017
Options at beginning of year	£0.63	£2.89	£7.67
Options granted	£10.92	£12.70	£27.03
Options forfeited	-	£2.20	£25.51
Options exercised	-	£0.32	£0.32
Options at end of year	£3.29	£7.67	£16.86
Options exercisable at year end	£2.89	£4.13	£6.07
Weighted average remaining contracted life of options outstanding at year end	6.8 years	7.67 years	8.0 years

	2015	2016	2017
	Number of options	Number of options	Number of options
Exercise price of options outstanding at year end
£0.32 to £2.13	2,220,137	1,218,139	1,173,747
£2.14 to £13.39	470,052	1,116,365	1,116,365
£13.40 to £21.77	532,073	1,000,501	1,260,501
£21.78 to £28.09	-	169,468	1,717,889
£28.10 to £28.98	-	-	1,192,900

	3,322,262	3,504,473	6,461,402

Weighted average fair value of options granted in year	£9.49	£12.14	£12.03

Weighted average share price at the date of exercise options exercised during the year ended December 31, 2017 was £35.85 (2016: £27.21).

Inputs in the Black Scholes model for share options granted during the year and prior year were as follows:

	2015	2016	2017
Black Scholes model
Weighted average share price	£10.926	£23.39	£37.56
Weighted average exercise price	£0.323	£12.70	£27.03
Average expected volatility	40%	20%	20%
Expected life	6.5 years	4 years	4 years
Risk free rate	1.61%	1.40%	1.85%
Expected dividends	£nil	£nil	£nil

Expected volatility was determined by calculating the historic volatility of the Group’s share price.

The expected life in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

The Group recognized total expenses of $16,667,000, $17,256,000 and $5,742,000 related to equity-settled share based payment transactions in 2017, 2016 and 2015 respectively.

Notes to the consolidated financial statements

b. Cash settled

Since 2016 the Group issues to certain employees share appreciation rights (“SAR”s) that require the Group to pay the intrinsic value of the SAR to the employee at the date of exercise. The Group has recorded liabilities of $5,123,000 in 2017 ($1,081,000 in 2016) through the grant of 222,696 SARs (2016: 177,893 SARs).

The fair value of the SARs is determined by using the Black Scholes model using the same assumptions noted in the above table for the Group’s equity-settled share based payments. The fair value of the liability is then reassessed at each reporting date. Included in the 2017 expense of $3,807,000 (2016: $1,178,000, 2015: nil), is a revaluation gain of $2,071,000 (2016: $nil). The total intrinsic value at December 31, 2017 was $7,362,000 (2016: $2,179,000) of which $2,965,000 is fully vested (2016: $384,000)

30.	Events after the reporting year

On May 15, 2018, Farfetch Limited was formed, which is an exempted company with limited liability incorporated in the Cayman Islands which, prior to the consummation of the offering as described in the registration statement, the outstanding shares of the Company will be exchanged for shares of Farfetch Limited. Following consummation of the offering, Farfetch Limited will become the immediate and ultimate holding company of the Company and also the largest group in which the results of the Group and Company are to be consolidated. The Group’s financial statements for the year ended December 31, 2017 exclude Farfetch Limited because Farfetch Limited has no operations, nominal assets and liabilities and there are no contingencies prior to the transactions described above. For the same reason, no audited balance sheet and related notes of Farfetch Limited have been presented.

There was also an issue of 2,102,917 shares. There have been no other events after the reporting year.

Unaudited interim condensed consolidated statement of operations for the six month periods ended June 30,

(in $ thousands, except share and per share data)

	Note	2017	2018
Revenue	5	172,571	267,508
Cost of revenue		(78,223)	(130,643)

Gross profit		94,348	136,865
Selling, general and administrative expenses	7	(125,762)	(208,801)
Share of profits of associates		15	24

Operating loss		(31,399)	(71,912)
Net finance income	8	1,690	4,218

Loss before tax		(29,709)	(67,694)
Income tax credit/ (expense)	9	429	(714)

Loss after tax		(29,280)	(68,408)

Loss per share attributable to owners of the parent
Basic and diluted	10	(0.75)	(1.42)

Weighted-average ordinary shares outstanding
Basic and diluted	10	39,254,535	48,316,103

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of comprehensive loss for the six month periods ended June 30,

(in $ thousands)

	2017	2018
Loss for the period	(29,280)	(68,408)
Other comprehensive income/(expense):
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences on translation of foreign operations	16,177	(9,134)

Other comprehensive income/(expense) for the period, net of tax	16,177	(9,134)

Total comprehensive loss for the period, net of tax	(13,103)	(77,542)

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of financial position

(in $ thousands)

	Note	December 31, 2017	June 30, 2018
Non-current assets
Trade and other receivables	11	9,193	9,916
Intangible assets	12	74,041	83,908
Property, plant and equipment	13	26,696	33,783
Investments		278	272
Investments in associates		58	79

Total non-current assets		110,266	127,958

Current assets
Inventories		50,610	55,633
Trade and other receivables	11	18,180	79,932
Cash and cash equivalents		384,002	336,982

Total current assets		452,792	472,547

Total assets		563,058	600,505

Equity and liabilities
Equity
Share capital	14	7,086	7,374
Share premium	14	679,886	782,177
Foreign exchange reserve	15	633	(8,501)
Other reserves	15	38,475	49,073
Accumulated losses	15	(329,177)	(397,585)

Total equity		396,903	432,538

Non-current liabilities
Provisions		5,142	6,314
Other liabilities		5,123	5,654

Total non-current liabilities		10,265	11,968

Current liabilities
Trade and other payables	16	136,744	155,999
Other liabilities	19	19,146	-

Total current liabilities		155,890	155,999

Total liabilities		166,155	167,967

Total equity and liabilities		563,058	600,505

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of changes in equity

(in $ thousands)

	Note	Share capital	Share premium	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interest	Total equity
Balance at January 1, 2017		6,192	342,640	(32,871)	19,857	(216,901)	118,917	(1)	118,916

Changes in equity
Issue of share capital	14	915	336,701	-	-	-	337,616	-	337,616
Total comprehensive income/ (loss)		-	-	16,177	-	(29,280)	(13,103)	-	(13,103)
Share based payment – equity settled		-	-	-	6,231	-	6,231	-	6,231
Transactions with non-controlling interests		-	-	-	-	-	-	1	1

Balance at June 30, 2017		7,107	679,341	(16,694)	26,088	(246,181)	449,661	-	449,661

Balance at January 1, 2018		7,086	679,886	633	38,475	(329,177)	396,903	-	396,903

Changes in equity
Issue of share capital	14	288	102,291	-	-	-	102,579	-	102,579
Total comprehensive loss		-	-	(9,134)	-	(68,408)	(77,542)	-	(77,542)
Share based payment – equity settled		-	-	-	10,598	-	10,598	-	10,598

Balance at June 30, 2018		7,374	782,177	(8,501)	49,073	(397,585)	432,538	-	432,538

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of cash flows for the six month periods ended June 30,

(in $ thousands)

	Note	2017	2018
Cash flows from operating activities
Loss before tax		(29,709)	(67,694)
Adjustments for:
Depreciation	13	1,462	3,115
Amortisation	12	3,557	7,223
Non-cash employee benefits expense – equity-settled share based payments		6,231	10,598
Net loss on sale of non-current assets		9	93
Share of profits of associates		(15)	(24)
Net finance costs/(income)		156	(3,135)
Net exchange differences		(4,422)	1,562
Decrease in the fair value of derivatives		-	1,529
Changes in workings capital
Increase in receivables		(35,928)	(61,750)
Increase in inventories		(8,664)	(5,024)
Increase in payables		39,057	6,624
Changes in other assets and liabilities
Increase in non-current receivables		(1,122)	(722)
Increase in other liabilities		4,188	1,885
Interest paid		(591)	(43)
Income taxes paid		(176)	(199)

Net cash outflow from operating activities		(25,967)	(105,962)

Cash flows from investing activities
Payments for property, plant and equipment		(5,293)	(11,259)
Payments for intangible assets		(8,226)	(19,311)
Interest received		679	3,177

Net cash outflow from investing activities		(12,840)	(27,393)

Cash flows from financing activities
Proceeds from issue of shares, net of issue costs		321,594	82,269
Repayment of loan notes		(21,955)	-

Net cash inflow from financing activities		299,639	82,269

Net increase (decrease) in cash and cash equivalents		260,832	(51,086)
Cash and cash equivalents at the beginning of the period		150,032	384,002
Effects of exchange rate changes on cash and cash equivalents		17,277	4,066

Cash and cash equivalents at end of period		428,141	336,982

The accompanying notes are an integral part of these interim condensed consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements

1.	Corporate information

Farfetch.com Limited (the “Company”) is a private limited company incorporated in the Isle of Man and is subject to Manx Law. The Company is domiciled in the United Kingdom. The registered office is located at Grosvenor House, 66-67 Athol Street, Douglas, Isle of Man, IM1 IJE. The principal place of business is The Bower, 211 Old Street, London, EC1V 9NR, United Kingdom. Farfetch.com Limited and its subsidiary undertakings (the “Group”) is principally engaged in the following:

•

providing an online marketplace at Farfetch.com (and related suffixes) for retailers, designers and brands to be able to offer their products for sale to the public (including associated services such as ‘production’, logistics, customer services and payment processing);

•	web design, build and development for retailers and brands to enable them to offer their products to the public; and

•	operation of the Browns London fashion boutique.

These condensed consolidated interim financial statements were approved for issue on August 17, 2018.

2.	Basis of preparation

This unaudited interim condensed consolidated financial statements as at June 30, 2018 and for the six months ended June 30, 2017 and 2018 have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

The Directors have made an assessment of the Group’s ability to continue in operational existence for the foreseeable future and are satisfied that it is appropriate to continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

The functional currency of the Company is Pound Sterling (“GBP” or “£”). The consolidated financial statements are presented in United States Dollars (“USD” or “$”). All values are rounded to the nearest thousand dollars, except where indicated. The tables in these notes are shown in USD thousands, except where indicated.

3.	Significant accounting policies

The accounting policies applied by the Group in these interim condensed consolidated financial statements are the same as those applied by the Group in its consolidated financial statements for the period ended December 31, 2017. On January 1, 2018 the Group adopted the following new and revised accounting standards and interpretations:

•	IFRS 9, Financial Instruments; and

•	IFRS 2 (amendments), Classification and Measurement of Share-based Payment Transactions.

Neither of these had a material impact on the Group’s consolidated results, financial position or cash flows.

Notes to the unaudited interim condensed consolidated financial statements

Due to the nature of the Group’s financial assets and liabilities there has been no changes to the Group’s accounting policies as a result of adopting IFRS 9, Financial Instruments.

4.	Critical accounting estimates and judgments

The preparation of the Group’s condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

In preparing the condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the period ended December 31, 2017.

5.	Revenue

Seasonality of revenue

Due to the seasonal nature of the industry in which the Group operates, higher revenues and operating results are usually expected in the fourth compared to the first, second and third quarters. Revenue is normally highest in the fourth quarter, followed by decreased activity in the first quarter of the following year. Second quarters generally tend to be higher than the third due to increased propensity for consumers to shop as a result of mid-year sales and promotional events. In the financial year ended December 31, 2017, 45% of revenues accumulated in the first half of the year, with 55% accumulated in the remainder of the year.

Revenue by type of good or service

	Six months ended June 30,
	2017	2018
Browns in-store revenue	7,331	7,191
Platform services revenue	131,480	209,766
Platform fulfilment revenue	33,760	50,551

	172,571	267,508

6.	Segment and geographical information

The Group has not identified any further operating segments, including reportable segments, since December 31, 2017.

The Group has identified four operating segments. This assessment is based on information reported to the Group’s Chief Operating Decision Maker for the purpose of assessing segmental performance and resource allocation.

These are the Marketplace (which operates the Farfetch.com marketplace website and app), Farfetch Black & White (a white label website solution for luxury brands), Stores (operation of the Browns luxury boutiques) and Store of the Future (provision of technology solutions to retail outlets). The Marketplace represents over 90% of the Group’s revenue, results and assets. As such the Group has identified only one reportable segment where all operating segments are aggregated.

Notes to the unaudited interim condensed consolidated financial statements

Geographical information

The Group operates a platform that connects retailers and brands, which provide supply, with consumers, who provide demand. Therefore, the Group believes it is relevant to disclose geographical revenue information on both a supply basis, determined by location of the Farfetch contracting entity, and on a demand basis, determined by location of consumer.

The Group’s United Kingdom revenue, based on location of the Farfetch contracting entity, is $220,685,000 (six months to June 30, 2017: $138,702,000).

The Group’s revenue from external customers, based on consumer ship-to location, and information about its segment assets by geographical location are detailed below:

	Six months ended June 30,
	2017	2018
Revenue from external customers
Americas	46,389	54,412
Europe, Middle East and Africa	69,948	134,272
Asia Pacific	56,234	78,824

	172,571	267,508

No single customer amounted for more than 10% of Group revenues (2017: none)

	December 31, 2017	June 30, 2018
Non-current assets
Americas	4,046	5,517
United Kingdom	53,594	63,768
Europe	45,596	50,277
Asia Pacific	7,030	8,396

	110,266	127,958

7.	Selling, general and administrative expenses

Included within selling, general and administrative expenses are:

	Six months ended June 30,
	2017	2018
Demand generation expenses	29,123	41,258
Technology	11,128	31,031
Depreciation and amortization	5,019	10,338
Share based payments	8,600	12,523

Notes to the unaudited interim condensed consolidated financial statements

8.	Finance income and costs

	Six months ended June 30,
	2017	2018
Unrealized exchange gains	2,483	1,084
Deposit account interest	571	2,900
Other interest income	108	277

Finance income	3,162	4,261

Interest on borrowings	(1,471)	-
Other interest expense	(1)	(43)

Finance costs	(1,472)	(43)

Net finance income	1,690	4,218

9.	Taxation

Income tax (credit)/ expense

Despite consolidated losses in both periods, the Group presents a current tax charge for the six months ended June 30, 2018 due to profits in certain jurisdictions where carried forward tax losses are unavailable. A net tax credit has been recognized for the six months ended June 30, 2017 because of the recognition of a deferred tax asset which has been discussed below.

Current tax is recognized based on management’s best estimate of the weighted average annual tax rate expected for the full financial year in these taxable profit making jurisdictions. The estimated average annual tax rate for the year ended December 31, 2018 in these jurisdictions is 23% (estimated rate used for the six months ended June 30, 2017 was 23% being the average annual tax rate used for the year ended December 31, 2017).

	Six months ended June 30,
	2017	2018
Corporate tax
Current period	338	1,104
Adjustments in respect of prior periods	-	(390)

Total current tax expense	338	714
Total deferred tax	(767)	-

Income tax (credit)/ expense	(429)	714

No amounts relating to tax have been recognized directly in other comprehensive income. A deferred tax asset has been recognized following the acquisition of Style.com.

The Group has accumulated unutilized trading tax losses carried forward as at December 31, 2017 of $232,000,000. A net deferred tax asset is only recognized where it can be shown that it is probable that future taxable profits will be available against which the Group can utilize the asset. Subject to specific legislation in each jurisdiction the Group operates regarding changes in ownership and the nature of trade, trading losses are available to be either carried forward indefinitely or for a significant time period. There has been no change in the assessment of the recognition of deferred tax in the period.

Notes to the unaudited interim condensed consolidated financial statements

10.	Loss per share

Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. Diluted loss per share is computed using the weighted-average number of outstanding ordinary shares and excludes all potential ordinary shares outstanding during the period, as their inclusion would be anti-dilutive. The Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of share options and warrants, and the incremental shares issuable upon the assumed vesting of unvested share awards. The calculation of loss per share is as follows:

	Six months ended June 30,
	2017	2018
In $ thousands, except share and per share data
Basic and diluted
Loss attributable to owners of the parent	(29,280)	(68,402)
Shares used in calculation
Weighted-average shares outstanding	39,254,535	48,316,103

Basic and diluted loss per share attributable to owners of the parent	(0.75)	(1.42)

Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	Six months ended June 30,
	2017	2018
Employee options	3,157,106	3,408,541
Warrants	660,542	660,542

11.	Trade and other receivables

	December 31, 2017	June 30, 2018
Current
Other receivables	5,294	33,448
Sales taxes	5,307	9,778
Prepayments and accrued income	7,394	36,284
Derivative financial asset	185	422

	18,180	79,932

Non-current
Other receivables	9,193	9,916

	9,193	9,916

Notes to the unaudited interim condensed consolidated financial statements

12.	Intangible assets

	Goodwill	Brand, trademarks and domain names	Customer relationships	Development costs	Total
Cost
At January 1, 2018	38,449	7,289	2,384	38,937	87,059
Additions	-	-	-	19,311	19,311
Foreign exchange movements	(966)	(169)	(55)	(1,568)	(2,758)

At June 30, 2018	37,483	7,120	2,329	56,680	103,612

Accumulated amortisation
At January 1, 2018	-	(1,604)	(565)	(10,849)	(13,018)
Amortisation for period	-	(235)	(521)	(6,467)	(7,223)
Foreign exchange movements	-	47	36	454	537

At June 30, 2018	-	(1,792)	(1,050)	(16,862)	(19,704)

Net book value

At December 31, 2017	38,449	5,685	1,819	28,088	74,041

At June 30, 2018	37,483	5,328	1,279	39,818	83,908

Included within Development costs is $738,000 of assets that are under the course of construction (December 31, 2017, $666,000). Amortisation of this will commence once they have been brought into use.

Included within Development costs is capitalized software with cost of $3,416,000 and net book value of $2,499,000 (December 31, 2017, $2,824,000 and $2,100,000 respectively).

13.	Property, plant and equipment

	Leasehold improvements	Fixtures and fittings	Motor vehicles	Computer equipment	Totals
Cost
At January 1, 2018	23,453	5,516	142	6,563	35,674
Additions	7,384	1,973	-	1,902	11,259
Disposals	(75)	-	(28)	(36)	(139)
Foreign exchange movements	(830)	(265)	(3)	(256)	(1,354)

At June 30, 2018	29,932	7,224	111	8,173	45,440

Accumulated depreciation
At January 1, 2018	(4,008)	(1,862)	(112)	(2,996)	(8,978)
Depreciation for period	(1,657)	(498)	(7)	(953)	(3,115)
Disposals	18	-	28	-	46
Foreign exchange movements	153	84	1	152	390

At June 30, 2018	(5,494)	(2,276)	(90)	(3,797)	(11,657)

Net book value

At December 31, 2017	19,445	3,654	30	3,567	26,696

At June 30, 2018	24,438	4,948	21	4,376	33,783

Notes to the unaudited interim condensed consolidated financial statements

Included within Leasehold improvements is $2,126,000 (December 31, 2017, $6,312,000) of assets that are under the course of construction. Depreciation will commence once they have been brought into use.

14.	Share capital and share premium

Ordinary shares issued and fully paid as at June 30, 2018

Number of shares	Class	Par value £	Share capital $’000	Share premium $’000	Total $’000
11,868,250	Ordinary shares	0.10	1,916	45,657	47,573
4,318,811	Preferred “A” shares	0.10	668	5,240	5,908
6,930,670	Preferred “B” shares	0.10	1,130	17,117	18,247
3,880,694	Preferred “C” shares	0.10	606	19,112	19,718
3,753,049	Preferred “D” shares	0.10	630	45,829	46,459
3,016,926	Preferred “E” shares	0.10	468	77,212	77,680
4,509,583	Preferred “F” shares	0.10	625	144,731	145,356
10,314,253	Preferred “G” shares	0.10	1,331	427,279	428,610

48,592,236			7,374	782,177	789,551

In the six months ended June, 30 2018, 2,102,917 shares were issued. All were fully paid and newly issued preference shares from the series G follow on funding round. The nominal value of all shares issued is £0.10 each. Transaction costs recognized directly in equity amount to $35,000.

Ordinary shares issued and fully paid as at December 31, 2017

Number of shares	Class	Par value £	Share capital $’000	Share premium $’000	Total $’000
11,868,250	Ordinary shares	0.10	1,916	45,657	47,573
4,318,811	Preferred “A” shares	0.10	668	5,240	5,908
6,930,670	Preferred “B” shares	0.10	1,130	17,117	18,247
3,880,694	Preferred “C” shares	0.10	606	19,112	19,718
3,753,049	Preferred “D” shares	0.10	630	45,829	46,459
3,016,926	Preferred “E” shares	0.10	468	77,212	77,680
4,509,583	Preferred “F” shares	0.10	625	144,731	145,356
8,211,336	Preferred “G” shares	0.10	1,043	324,988	326,031

46,489,319			7,086	679,886	686,972

In the six months ended June 30, 2017, 7,206,249 shares were issued. All were fully paid. Of these shares 6,834,172 were newly issued Preference shares from the series G funding round and the remainder 372,077 were ordinary shares. The nominal value of all shares issued is £0.10 each. Transaction costs recognized directly in equity amounted to $414,000.

Notes to the unaudited interim condensed consolidated financial statements

15.	Reserves

	Foreign exchange reserve	Other reserves				Accumulated losses
		Warrant reserve	Changes in ownership	Share based payments	Merger relief reserve
At January 1, 2017	(32,871)	747	(8,666)	27,776	-	(216,901)
Loss for the period	-	-	-	-	-	(29,280)
Movement in foreign exchange reserve	16,177	-	-	-	-	-
Share based payments – equity settled	-	-	-	6,231	-	-

At June 30, 2017	(16,694)	747	(8,666)	34,007	-	(246,181)

At January 1, 2018	633	747	(8,666)	44,233	2,161	(329,177)
Loss for the period	-	-	-	-	-	(68,408)
Movement in foreign exchange reserve	(9,134)	-	-	-	-	-
Share based payments – equity settled	-	-	-	10,598	-	-

At June 30, 2018	(8,501)	747	(8,666)	54,831	2,161	(397,585)

16.	Trade and other payables

	December 31, 2017	June 30, 2018
Trade payables	73,992	76,430
Other payables	713	1,166
Social security and other taxes	6,646	4,124
Income tax payable	666	1,169
Accruals and revenue received in advance	54,727	71,344
Derivative financial liabilities	-	1,766

	136,744	155,999

17.	Related party disclosures

Total compensation and benefits in kind (excluding share based payments) to key management personnel amounted to $710,000 (six months ended June 30, 2017: $527,000). In addition to this, there was share based compensation of $295,000 (six months ended June 30, 2017: $950,000).

Platforme International Limited is a related party of J M F Neves. Mr. Neves, the founder, Chief Executive Officer and a director of the Group, is also a director of, and holds a beneficial ownership interest in, Platforme International Limited. The Group made sales of $151,000 to Platforme International Limited in the six month period ended June 30, 2018 (six months ended June 30, 2017: $111,000). The Group had a $30,000 receivable at June 30, 2018 (December 31, 2017: $70,000 receivable).

Notes to the unaudited interim condensed consolidated financial statements

All Group transactions have been eliminated on consolidation.

18.	Financial risk management

The Group manages its capital to ensure that entities in the Group will be able to continue as going concern whilst optimizing the debt and equity balance. The Group’s overall strategy remains unchanged with the financial year ended December 31, 2017. The capital structure of the Group consists of net cash and equity of the Group (comprising issued capital, reserves, and accumulated losses). The Group is not subject to any externally imposed capital requirements.

The Group is exposed to risks which arise from the probability of changes in the fair value of the future cash flows deriving from a financial instrument due to fluctuations in market prices. The Group has identified two principal risks being market risk (foreign exchange) and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2017.

There have been no changes in risk management since the previous financial year or any risk management policies.

19.	Financial instruments

Fair value measurement of financial instruments are presented through the use of a three-level fair value hierarchy that prioritizes the valuation techniques used in fair value calculations.

The Group maintains policies and procedures to value instruments using the most relevant data available. Consistent with the financial year ended December 31, 2017 the Group recognizes the following financial instruments at fair value:

•	derivative financial instruments, being forward foreign currency contracts, measured using a level 1 valuation method; and

•	contingent consideration, measured using a level 2 valuation method.

The value of level 1 assets and liabilities are not material to the Group and were $421,000 and $1,766,000 respectively at June 30, 2018 (December 31, 2017, $226,000 and $41,000 respectively).

In the six months ended June 30, 2018 all contingent consideration was settled through the issue of shares, see note 14. There was no gain or loss recorded when remeasuring contingent consideration to its fair value in the period as there was no change in the share price or number of shares expected to be issued. Historically the valuation of contingent consideration was based upon the share price of the Group, which is deemed to be observable (December 31, 2017, $19,146,000). As there is no quoted price the share price applied was from the most recent funding round, being Series G. Further detail can be found in note 14. In the six months ended June 30, 2017 an expense of $3,300,000 was recorded remeasuring the contingent consideration to its fair value.

There has been no significant changes in the measurement and valuation techniques, or transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments, or changes in the classification of financial assets and liabilities.

Notes to the unaudited interim condensed consolidated financial statements

The carrying amount of the Group’s financial assets and financial liabilities are the same as their fair value.

20.	Events after the reporting date

At the time the financial statements were authorized for issue, there have been no events after the reporting date.

44,243,749 Shares

Class A Ordinary Shares

Goldman Sachs & Co. LLC	J.P. Morgan	Allen & Company LLC	UBS Investment Bank

Credit Suisse	Deutsche Bank Securities	Wells Fargo Securities

Cowen		BNP PARIBAS

Through and including                , 2018 (25 days after the commencement of this offering), all dealers that buy, sell or trade our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not Required in the Prospectus

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association (our “Articles”), which will become effective upon the consummation of this offering, provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices, except liability incurred by reason of such directors’ or officers’ dishonesty, willful default or fraud.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Our Articles will provide:

“Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud as determined by a court of competent jurisdiction.”

Item 7.	Recent Sales of Unregistered Securities

During the three years preceding the filing of this registration statement, Farfetch Limited has not issued its securities without registration under the Securities Act. In connection with the Reorganization Transactions described in the accompanying prospectus, the outstanding shares of Farfetch.com Limited will be exchanged for shares of Farfetch Limited with equivalent rights. Farfetch Limited will issue 254,737,599 ordinary shares upon the conversion of all ordinary shares, restricted linked ordinary shares and preference shares held by the shareholders of Farfetch Limited prior to this offering. All outstanding ordinary shares will be converted to (i) 211,879,519 Class A ordinary shares and (ii) 42,858,080 Class B ordinary shares. The Class A ordinary shares and the Class B ordinary shares described above will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act on the basis that the transaction will not involve a public offering. No underwriters will be involved in the transaction.

Item 8. Exhibits

(a)    The following documents are filed as part of this registration statement:

1.1†	Form of Underwriting Agreement.
3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant.
4.1†	Registration Rights Agreement, dated as of July 21, 2017 by and among Farfetch.com Limited and certain shareholders of Farfetch.com Limited.
4.2†	Deed of Amendment related to the Commitment Agreement, dated as of August 8, 2018 by and among Kadi Group Holding Limited, José Neves and TGF Participations Limited.
4.3†	Form of Class A Ordinary Share Certificate.
5.1†	Opinion of Walkers, counsel of the Registrant, as to the validity of the Class A ordinary shares.
10.1†	Form of Board Member Indemnification Agreement.
10.2†	Amended and Restated Rules of the Farfetch.com Limited Enterprise Management Incentive Scheme, adopted July 17, 2013.
10.3†	Rules of the Farfetch.com Limited Share Option Scheme, adopted July 18, 2013.
10.4†	Farfetch.com Limited 2015 Long-Term Incentive Plan, adopted February 13, 2015.
10.5†	Asset Purchase Agreement, dated as of June 12, 2017, among Farfetch.com Limited, Farfetch UK Limited, Advance Magazine Publishers Inc. and CN Commerce Ltd.
10.6†	Collaboration Agreement, dated as of June 13, 2017, between Farfetch.com Limited, Farfetch UK Limited and Advance Magazine Publishers Inc.
10.7†	Side Letter to the Asset Purchase Agreement, dated as of July 7, 2017, between Farfetch.com Limited, Farfetch UK Limited, Advance Magazine Publishers Inc. and CN Commerce Ltd.
10.8†	Share Purchase Agreement, dated as of October 31, 2017, between Farfetch UK Limited, ASAP54.com Limited and Daniela Cecilio.
10.9†	Consultancy Agreement, dated as of December 21, 2017, between Farfetch Limited UK, DCN Consultancy Services Limited and Daniela Cecilio.
10.10†	Payment Processing Agreement, dated as of April 18, 2018, between Chinabank Payment Technology Co. Ltd. and Farfetch UK Limited.
10.11†	Amended and Restated Forward Purchase Agreement, dated as of August 8, 2018, between Farfetch.com Limited and Kadi Group Holding Limited.
10.12†	Consultancy Agreement, dated August 15, 2018, between Farfetch UK Limited and Natalie Massenet.

10.13†	Form of Farfetch Limited 2018 Incentive Plan, to be adopted prior to the consummation of this offering.
21.1†	List of subsidiaries.
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
23.2†	Consent of Walkers (included in Exhibit 5.1).
24.1†	Powers of attorney (included on signature page to the registration statement).

†	Previously filed

(b)	Financial Statement Schedules

None.

Item 9.	Undertakings

The undersigned hereby undertakes:

a.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 6 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

c.	The undersigned registrant hereby undertakes that:

1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England on September 19, 2018.

Farfetch Limited

By:	/s/ José Neves
Name:	José Neves
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on September 19, 2018 in the capacities indicated:

Name	Title

/s/ José Neves	Chief Executive Officer and Board Member (principal executive officer)
José Neves

/s/ Elliot Jordan	Chief Financial Officer (principal financial officer and principal accounting officer)
Elliot Jordan

*	Member of the Board
Frederic Court

*	Member of the Board
Dana Evan

*	Member of the Board
Jonathan Kamaluddin

*	Member of the Board
Richard Liu

*	Member of the Board
Natalie Massenet

*	Member of the Board
Jonathan Newhouse

*	Member of the Board
Daniel Rimer

*	Member of the Board
Michael Risman

*	Member of the Board
David Rosenblatt

*By: /s/ Elliot Jordan
Elliot Jordan
Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Farfetch Limited has signed this registration statement on September 19, 2018.

By:	/s/ Dana Evan
Name:	Dana Evan
Title:	Director